UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Audit Report of Kookmin Bank for Fiscal Year 2011

On March 14, 2012, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed audit reports for fiscal year 2011 based on the Korean equivalent of International Financial Reporting Standards (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2011 and 2010 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2011.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 14, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Kookmin Bank and Subsidiaries

Index

December 31, 2011 and 2010, and January 1, 2010

Report of Independent Auditors

To the Shareholders and Board of Directors of Kookmin Bank

We have audited the accompanying consolidated statements of financial position of Kookmin Bank and its subsidiaries (collectively the “Group”) as of December 31, 2011 and 2010, and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, expressed in Korean won. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010, and January 1, 2010, and their financial performance and cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 9, 2012

This report is effective as of March 9, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Notes	December 31, 2011		December 31, 2010		January 1, 2010
Assets
Cash and due from financial institutions	4,6,7,35	~~W~~	8,674,668	~~W~~	5,942,374	~~W~~	9,120,604
Financial assets at fair value through profit or loss	4,6,12		4,201,556		2,217,343		3,043,010
Derivative financial assets	4,6,9		2,242,405		2,588,057		3,385,048
Loans	4,6,10,11,37,40		199,583,769		185,209,009		196,427,061
Financial investments	4,6,8,12		31,650,116		35,728,263		35,252,108
Investments in associates	13,40		795,127		638,089		634,852
Property and equipment	14		3,000,326		3,007,624		3,201,460
Investment property	14		90,911		97,188		112,228
Intangible assets	15		309,070		366,423		293,070
Deferred income tax assets	16,31		—		—		1,462
Assets held for sale	18,41		9,931		12,828,056		20,160
Other assets	4,6,17		5,954,381		5,906,621		6,153,076

Total assets		~~W~~	256,512,260	~~W~~	254,529,047	~~W~~	257,644,139

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	58,744	~~W~~	66,038	~~W~~	146,816
Deposits	4,6,19		190,948,850		180,740,808		170,388,310
Debts	4,6,20		14,696,799		11,289,707		13,473,969
Derivative financial liabilities	4,6,9		1,853,800		2,211,138		3,112,707
Debentures	4,6,21,37		18,891,472		18,834,301		37,763,540
Provisions	22		618,615		866,226		574,561
Other liabilities	4,6,23		10,088,099		8,890,372		10,766,484
Current income tax liabilities	31		10,083		27,887		91,697
Deferred income tax liabilities	16,31		277,393		391,339		445,897
Liabilities held for sale	41		—		10,254,962		—

Total liabilities			237,443,855		233,572,778		236,763,981

Equity
Equity attributable to owners of the Parent Company	24
Capital stock			2,021,896		2,481,896		2,481,896
Hybrid capital instruments			—		1,000,000		1,000,000
Capital surplus			4,285,807		6,267,532		6,267,577
Accumulated other comprehensive income	33		290,710		720,490		653,849
Retained earnings			12,461,918		10,461,531		10,470,080
(The amounts estimated to be appropriated as regulatory reserve for credit losses Dec. 31, 2011 : ~~W~~1,529,643 million Dec. 31, 2010 : ~~W~~1,286,286 million)

Accumulated other comprehensive income relating to assets held for sale	41		—		17,202		—

Equity attributable to shareholders of the parent entity			19,060,331		20,948,651		20,873,402

Non-controlling interest equity			8,074		7,618		6,756

Total equity			19,068,405		20,956,269		20,880,158

Total liabilities and equity		~~W~~	256,512,260	~~W~~	254,529,047	~~W~~	257,644,139

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2011 and 2010

(In millions of Korean won)	Notes	2011		2010
Continuing operations
Interest income		~~W~~	12,359,406	~~W~~	11,537,884
Interest expense			(6,346,411)		(6,354,964)

Net interest income	5, 25		6,012,995		5,182,920

Fee and commission income			1,559,186		1,168,282
Fee and commission expense			(178,503)		(167,856)

Net fee and commission income	5, 26		1,380,683		1,000,426

Net gains on financial assets/liabilities at fair value through profit or loss	5, 27		989,643		737,782

Provision for credit losses	5, 11, 17, 22		(1,291,533)		(2,723,041)

Employee compensation and benefits	23, 29		(1,622,118)		(2,218,150)
Depreciation and amortization	5, 14, 15, 30		(295,634)		(320,928)
Other general and administrative expenses	30		(1,454,945)		(1,416,435)

General and administrative expenses			(3,372,697)		(3,955,513)

Net other operating income(expenses)	5,28		(1,073,174)		(972,035)

Operating profit(loss)			2,645,917		(729,461)

Share of profit(loss) of associates	13		1,352		(208,503)
Net other non-operating expenses			(45,908)		(22,926)

Profit(loss) before income tax	5		2,601,361		(960,890)
Income tax benefit(expense)	31		(674,759)		347,602

Profit(loss) from continuing operations for the year			1,926,602		(613,288)

Discontinued operations	41
Profit from discontinued operations			121,279		764,350

Profit for the year			2,047,881		151,062

(Adjusted profit after provision of regulatory reserve for credit losses Dec. 31, 2011 : ~~W~~1,804,524 million)	24

Exchange differences on translating foreign operations			5,612		(7,131)
Valuation gains(losses) on financial investments			(452,583)		92,816
Share of other comprehensive income of associates			99		(2,009)

Other comprehensive income(loss) for the year, net of tax	33		(446,872)		83,676

Total comprehensive income for the year		~~W~~	1,601,009	~~W~~	234,738

Profit attributable to:
Shareholders of the parent entity			2,046,538		151,356
Non-controlling interests			1,343		(294)

		~~W~~	2,047,881	~~W~~	151,062

Total comprehensive income(loss) attributable to:
Shareholders of the parent entity			1,599,556		235,199
Non-controlling interests			1,453		(461)

		~~W~~	1,601,009	~~W~~	234,738

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2011 and 2010

(In millions of Korean won)	Capital Stock		Hybrid capital instruments		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Non-controlling interest		Total Equity
Balance at January 1, 2010	~~W~~	2,481,896	~~W~~	1,000,000	~~W~~	6,267,577	~~W~~	653,849	~~W~~	10,470,080	~~W~~	6,756	~~W~~	20,880,158

Comprehensive income
Profit(loss) for the year		—		—		—		—		151,356		(294)		151,062
Gains(losses) on valuation of financial investments		—		—		—		92,816		—		—		92,816
Losses on valuation of Investments accounted for using the equity method		—		—		—		(2,009)		—		—		(2,009)
Currency translation differences		—		—		—		(6,964)		—		(167)		(7,131)

Total comprehensive income		—		—		—		83,843		151,356		(461)		234,738

Transactions with shareholders
Dividends		—		—		—		—		(95,305)		—		(95,305)
Interest from hybrid capital instruments		—		—		—		—		(64,600)		—		(64,600)
Others		—		—		(45)		—		—		1,323		1,278

Total transactions with shareholders		—		—		(45)		—		(159,905)		1,323		(158,627)

Balance at December 31, 2010	~~W~~	2,481,896	~~W~~	1,000,000	~~W~~	6,267,532	~~W~~	737,692	~~W~~	10,461,531	~~W~~	7,618	~~W~~	20,956,269

Balance at January 1, 2011	~~W~~	2,481,896	~~W~~	1,000,000	~~W~~	6,267,532	~~W~~	737,692	~~W~~	10,461,531	~~W~~	7,618	~~W~~	20,956,269

Comprehensive income
Profit for the year		—		—		—		—		2,046,538		1,343		2,047,881
Loss on valuation of financial investments		—		—		—		(435,381)		—		—		(435,381)
Gains on valuation of Investments accounted for using the equity method		—		—		—		99		—		—		99
Currency translation differences		—		—		—		5,502		—		110		5,612

Total comprehensive income (loss)		—		—		—		(429,780)		2,046,538		1,453		1,618,211

Transactions with shareholders
Hybrid capital instruments		—		(1,000,000)		—		—		—		—		(1,000,000)
Interest from hybrid capital instruments		—		—		—		—		(46,151)		—		(46,151)

Total transactions with shareholders		—		(1,000,000)		—		—		(46,151)		—		(1,046,151)

Changes due to spin-off
Decrease in capital stock		(460,000)		—		—		—		—		—		(460,000)
Decrease in additional paid-in capital		—		—		(1,047,546)		—		—		—		(1,047,546)
Decrease in accumulated other comprehensive income		—		—		—		(17,202)		—		—		(17,202)
Loss on capital reduction		—		—		(934,900)		—		—		—		(934,900)
Retained earnings		—		—		—		—		—		(997)		(997)
Others		—		—		721		—		—		—		721

Total transactions with shareholders		(460,000)		—		(1,981,725)		(17,202)		—		(997)		(2,459,924)

Balance at December 31, 2011	~~W~~	2,021,896	~~W~~	—	~~W~~	4,285,807	~~W~~	290,710	~~W~~	12,461,918	~~W~~	8,074	~~W~~	19,068,405

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010

(In millions of Korean won)	Notes	2011		2010
Cash flows from operating activities
Profit for the year		~~W~~	2,047,881	~~W~~	151,062
Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss			(419,450)		(398,112)
Gain on derivative financial investments for hedging purposes			(108,507)		(102,692)
Adjustment of fair value of derivative financial instruments			211,783		32,466
Provision for credit loss			1,302,984		2,866,021
Net losses on financial investments			(337,833)		(73,494)
Share of profit(loss) of associates			(1,352)		208,503
Depreciation and amortization expense			295,634		333,308
Other net losses on property and equipment			7,964		352
Share-based reversal			(10,585)		(9,162)
Changes in provision for accrued severance benefits			187,330		146,196
Net interest income			75,726		34,605
Gains(losses) on foreign currency translation			249,710		666,438
Other expenses			107,341		95,154

			1,560,745		3,799,583

Changes in operating assets and Liabilities
Financial assets at fair value through profit or loss			(1,974,345)		832,764
Derivative financial assets			490,949		424,124
Loans			(16,231,748)		(3,705,736)
Deferred income tax assets			—		1,462
Other assets			(732,519)		2,991,016
Financial liabilities at fair value through profit or loss			(8,040)		(131,820)
Deposits			10,449,142		10,635,789
Deferred income tax liabilities			8,755		(152,111)
Other liabilities			(67,182)		(1,203,041)

			(8,064,988)		9,692,447

Net cash generated from (used in) operating activities			(4,456,362)		13,643,092

Cash flows from investing activities
Decrease in financial investments			24,005,980		33,369,365
Increase in financial investments			(20,166,958)		(33,620,434)
Decrease in investments in associates			12,504		7,488
Increase in investments in associates			(168,073)		(221,237)
Disposal of property and equipment			1,343		7,653
Acquisition of property and equipment			(180,825)		(115,716)
Disposal of intangible assets			7,443		4,615
Acquisition of intangible assets			(62,322)		(195,808)
Net cash flows from spin-off of business segment			(349,471)		—
Others			282,473		(1,061,914)

Net cash provided by investing (used in) activities			3,382,094		(1,825,988)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			20,584		(27,658)
Increase(decrease) in debts			3,781,540		(2,073,239)
Increase in debentures			6,352,374		7,136,821
Decrease in debentures			(6,777,235)		(16,844,460)
Payment of dividends			(46,331)		(159,905)
Redemption of hybrid capital instruments			(1,000,000)		—
Others			68,545		21,154

Net cash provided by (used in) financing activities			2,399,477		(11,947,287)

Exchange gains on cash and cash equivalents			32,976		36,858

Net increase(decrease) in cash and cash equivalents			1,358,185		(93,325)
Cash and cash equivalents at the beginning of the year			3,182,906		3,276,231

Cash and cash equivalents at the end of year	35	~~W~~	4,541,091	~~W~~	3,182,906

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

1. The Company

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the legal consolidation with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the legal consolidation. Following the legal consolidation with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2011, the Bank’s paid-in capital is ~~W~~2,021,896 million.

The Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Financial Investment Services and Capital Markets Act and other relevant businesses. As of December 31, 2011, the Bank operates 1,165 domestic branches and offices, and seven overseas branches (excluding three subsidiaries and two offices).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

02. Basis of Preparation

2.1 Application of K-IFRS

The Group’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The consolidated financial statements of the Group were prepared in accordance with K-IFRS, and the application of K-IFRS 1101, First-time Adoption of International Financial Reporting Standards, is required for the consolidated financial statements.

The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010. Reconciliations and descriptions of the effect of the transition from previous K-GAAP to K-IFRS on the Group’s equity, total comprehensive income and cash flows are described in Note 42.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The consolidated financial statements were prepared in accordance with K-IFRS No. 1027, Consolidated and Separate Financial Statements.

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011, and not early adopted by the Group are as follows:

Amendments to K-IFRS 1012, Income Taxes

According to the amendments to K-IFRS 1012, for the investment properties accounted for at fair value, the measurement of deferred tax liability and deferred tax asset should reflect the tax consequences of recovering the carrying amount of the investment property entirely through sale, unless there is evidence to the contrary. This amendment is for the Group as of January 1, 2012. The Group expects that the amendment do not affect the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore, Accordingly, the actuarial gains and losses is recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is for the Group as of January 1, 2013. The Group is assessing the impact of application of the amended K-IFRS 1019 on its consolidated financial statements.

Amendments to K-IFRS 1107, Financial Instruments: Disclosures

According to the amendment, an entity should provide the required disclosures of nature, carrying amount, risk and rewards associated with all transferred financial instruments that are not derecognized from an entity’s financial statements. In addition, an entity is required to disclose additional information related to transferred and derecognized financial instruments for any continuing involvement in transferred assets. This amendment is for the Group as of January 1, 2012. The Group is assessing the impact of application of the amended K-IFRS 1107 on its consolidated financial statements.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. This amendment is for the Group as of January 1, 2013, and the Group expects that the amendment do not affect the consolidated financial statements of the Group.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the parent company’s functional and presentation currency. Refer to Note 3.2.1 and 3.2.2.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate, amongst others.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group has established various special purpose entities (“SPE”s). Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain the majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPEs. The Group retains the majority of the residual or ownership risks related to such SPE or its assets in order to obtain the benefits from its activities.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and an associate are eliminated to the extent at the Group’s interest in an associate.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates’ in the statements of comprehensive income.

3.1.3 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.4 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as Loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value below its cost.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses is calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written-off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates, currency exchange, among others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or an unrecognized firm commitments (fair value hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using effective interest method.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.7.3 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.4 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	4~30 years

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible asset, such as goodwill and trade name, is not recognized as an asset but expensed as incurred.

3.11 Leases (as lessee)

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.16 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue.

3.17 Equity instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.17.2 Hybrid capital instruments

The Group classifies issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.17.3 Treasury shares

If entities of the Group reacquire the parent company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.18 Revenue recognition

3.18.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.18.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.19 Employee compensation and benefits

3.19.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.19.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

3.20 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile, assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities while tax benefits are recognized only when the tax refund is virtually certain. The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.21 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations. The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.22 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Each segment is a strategic business unit that offers different products and services and is managed separately because each business has different risks and opportunities requiring different technology and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Group

The Risk Management Group is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance sheet and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limit. In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to industry and borrowers.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy.

In the case of Kookmin Bank, its loan analysis department which is independent from the sales department is responsible for all of loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit line, measuring the credit risk economic capital, adjusting credit limit, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan.1, 2010
Due from financial institutions	~~W~~	5,852,573	~~W~~	3,966,407	~~W~~	6,311,928
Financial assets held for trading[1]		3,950,726		2,100,162		2,815,070
Financial assets designated at fair value through profit or loss		—		139		529
Available-for-sale financial assets[1]		17,280,466		17,278,564		17,550,361
Held-to-maturity financial assets		12,074,794		13,032,161		12,542,424
Loans		199,583,769		197,296,766		196,427,061
Derivatives		2,242,405		2,588,057		3,385,048
Other financial assets		5,658,899		5,690,260		5,806,786
Acceptances and guarantees contracts		11,472,549		12,477,650		14,718,560
Financial guarantee contracts		945,167		1,153,687		1,415,358
Commitments		53,703,742		87,194,266		84,627,392

	~~W~~	312,765,090	~~W~~	342,778,119	~~W~~	345,600,517

[1]	The amounts related to equity securities are excluded.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period therefore the Group does not recognize expected losses as a result of future events.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Group measure inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are categorized as follows:

(In millions of Korean won)

	Dec. 31, 2011
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	100,913,992	97.39	~~W~~	96,440,639	97.39	~~W~~	197,354,631	97.39
Past due but not impaired		1,645,599	1.59		359,554	0.36		2,005,153	0.99
Impaired		1,061,585	1.02		2,227,279	2.25		3,288,864	1.62

		103,621,176	100.00		99,027,472	100.00		202,648,648	100.00
Allowances[1]		(635,476)	0.61		(2,429,403)	2.45		(3,064,879)	1.51

Carrying amount	~~W~~	102,985,700	—	~~W~~	96,598,069	—	~~W~~	199,583,769	—

(In millions of Korean won)

	Dec. 31, 2010
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	96,530,166	97.68	~~W~~	86,896,492	96.79	~~W~~	12,091,462	97.39	~~W~~	195,518,120	97.27
Past due but not impaired		1,273,418	1.29		261,493	0.29		245,600	1.98		1,780,511	0.88
Impaired		1,014,110	1.03		2,619,753	2.92		78,318	0.63		3,712,181	1.85

		98,817,694	100.00		89,777,738	100.00		12,415,380	100.00		201,010,812	100.00

Allowances[1]		(520,842)	0.53		(2,865,613)	3.19		(327,591)	2.64		(3,714,046)	1.85

Carrying amount	~~W~~	98,296,852	—	~~W~~	86,912,125	—	~~W~~	12,087,789	—	~~W~~	197,296,766	—

(In millions of Korean won)

	Jan. 1, 2010
Loans	Retail		Corporate		Credit card		Total
	Amount	%	Amount	%	Amount	%	Amount	%
Neither past due nor impaired	~~W~~96,767,467	98.53	~~W~~87,660,765	97.38	~~W~~11,015,998	96.91	~~W~~195,444,230	97.92
Past due but not impaired	744,642	0.76	150,304	0.17	265,854	2.34	1,160,800	0.58
Impaired	700,713	0.71	2,207,442	2.45	85,016	0.75	2,993,171	1.50

	98,212,822	100.00	90,018,511	100.00	11,366,868	100.00	199,598,201	100.00

Allowances[1]	(415,276)	0.42	(2,418,888)	2.69	(336,976)	2.96	(3,171,140)	1.59

Carrying amount	~~W~~97,797,546	—	~~W~~87,599,623	—	~~W~~11,029,892	—	~~W~~196,427,061	—

[1]	Allowance for non-impaired loan losses is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Total
Outstanding	~~W~~	83,641,226	~~W~~	35,666,135	~~W~~	119,307,361
Good		14,532,234		39,295,590		53,827,824
Below Normal		2,740,532		21,478,914		24,219,446

	~~W~~	100,913,992	~~W~~	96,440,639	~~W~~	197,354,631

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Outstanding	~~W~~	73,542,374	~~W~~	27,798,041	~~W~~	4,047,802	~~W~~	105,388,217
Good		19,176,181		35,248,091		4,627,103		59,051,375
Below Normal		3,811,611		23,850,360		3,416,557		31,078,528

	~~W~~	96,530,166	~~W~~	86,896,492	~~W~~	12,091,462	~~W~~	195,518,120

(In millions of Korean won)
	Jan. 1, 2010
	Retail		Corporate		Credit card		Total
Outstanding	~~W~~	71,758,456	~~W~~	27,673,911	~~W~~	3,055,986	~~W~~	102,488,353
Good		21,290,101		33,937,815		4,262,106		59,490,022
Below Normal		3,718,910		26,049,039		3,697,906		33,465,855

	~~W~~	96,767,467	~~W~~	87,660,765	~~W~~	11,015,998	~~W~~	195,444,230

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Outstanding	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Good	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Below Normal	5.0 ~	9 ~ 15 grade	BB- ~ D

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	1,361,047	~~W~~	181,252	~~W~~	103,300	~~W~~	—	~~W~~	1,645,599
Corporate		196,591		138,817		24,146		—		359,554

	~~W~~	1,557,638	~~W~~	320,069	~~W~~	127,446	~~W~~	—	~~W~~	2,005,153

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Dec. 31, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	988,119	~~W~~	188,333	~~W~~	96,966	~~W~~	—	~~W~~	1,273,418
Corporate		171,467		58,641		31,385		—		261,493
Credit card		154,638		54,127		36,218		617		245,600

	~~W~~	1,314,224	~~W~~	301,101	~~W~~	164,569	~~W~~	617	~~W~~	1,780,511

(In millions of Korean won)

	Jan. 1, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	613,912	~~W~~	81,673	~~W~~	49,057	~~W~~	—	~~W~~	744,642
Corporate		90,609		46,830		12,865		—		150,304
Credit card		175,655		53,429		31,030		5,740		265,854

	~~W~~	880,176	~~W~~	181,932	~~W~~	92,952	~~W~~	5,740	~~W~~	1,160,800

Impaired loans are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Total
Loans	~~W~~	1,061,585	~~W~~	2,227,279	~~W~~	3,288,864
Allowances		(397,623)		(1,219,714)		(1,617,337)

	~~W~~	663,962	~~W~~	1,007,565	~~W~~	1,671,527

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Loans	~~W~~	1,014,110	~~W~~	2,619,753	~~W~~	78,318	~~W~~	3,712,181
Allowances		(256,049)		(1,320,010)		(50,725)		(1,626,784)

	~~W~~	758,061	~~W~~	1,299,743	~~W~~	27,593	~~W~~	2,085,397

(In millions of Korean won)
	Jan. 1, 2010
	Retail		Corporate		Credit card		Total
Loans	~~W~~	700,713	~~W~~	2,207,442	~~W~~	85,016	~~W~~	2,993,171
Allowances		(187,592)		(1,027,276)		(54,945)		(1,269,813)

	~~W~~	513,121	~~W~~	1,180,166	~~W~~	30,071	~~W~~	1,723,358

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	21,210	~~W~~	124,641	~~W~~	173,708	~~W~~	18,263,168	~~W~~	18,582,727
Deposits and savings		—		31,037		69,484		2,499,434		2,599,955
Property and equipment		12,648		4,717		1,310		759,410		778,085
Real estate		151,588		398,292		1,158,298		105,470,109		107,178,287

	~~W~~	185,446	~~W~~	558,687	~~W~~	1,402,800	~~W~~	126,992,121	~~W~~	129,139,054

(In millions of Korean won)

	Dec. 31, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	46,019	~~W~~	140,955	~~W~~	159,609	~~W~~	13,663,447	~~W~~	14,010,030
Deposits and savings		—		76,951		77,205		2,542,258		2,696,414
Property and equipment		27,431		4,806		5,120		731,131		768,488
Real estate		188,815		598,989		708,914		98,593,156		100,089,874

	~~W~~	262,265	~~W~~	821,701	~~W~~	950,848	~~W~~	115,529,992	~~W~~	117,564,806

(In millions of Korean won)

	Jan. 1, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	12,340	~~W~~	153,074	~~W~~	97,988	~~W~~	12,481,752	~~W~~	12,745,154
Deposits and savings		—		8,250		1,029		2,993,531		3,002,810
Property and equipment		24,784		2,470		7		555,338		582,599
Real estate		198,021		718,383		428,917		89,607,594		90,952,915

	~~W~~	235,145	~~W~~	882,177	~~W~~	527,941	~~W~~	105,638,215	~~W~~	107,283,478

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan.1, 2010
Securities that are neither past due nor impaired	~~W~~	33,304,926	~~W~~	32,405,302	~~W~~	32,905,278
Impaired securities		1,060		5,724		3,106

	~~W~~	33,305,986	~~W~~	32,411,026	~~W~~	32,908,384

The credit quality of securities (debt securities) that are neither past due nor impaired as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	3,935,106	~~W~~	15,620	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,950,726
Available-for-sale financial assets		16,519,374		718,279		41,911		—		—		17,279,564
Held-to-maturity financial assets		12,074,636		—		—		—		—		12,074,636

	~~W~~	32,529,116	~~W~~	733,899	~~W~~	41,911	~~W~~	—	~~W~~	—	~~W~~	33,304,926

(In millions of Korean won)

	Dec. 31, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	2,082,311	~~W~~	17,851	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,100,162
Financial assets designated at fair value through profit or loss		—		—		—		—		139		139
Available-for-sale financial assets		16,657,169		551,574		55,286		—		9,108		17,273,137
Held-to-maturity financial assets		13,031,864		—		—		—		—		13,031,864

	~~W~~	31,771,344	~~W~~	569,425	~~W~~	55,286	~~W~~	—	~~W~~	9,247	~~W~~	32,405,302

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Jan. 1, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	2,794,986	~~W~~	20,082	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	2,815,069
Available-for-sale financial assets		16,909,970		626,095		3,367		—		9,187		17,548,619
Held-to-maturity financial assets		12,541,590		—		—		—		—		12,541,590

	~~W~~	32,246,546	~~W~~	646,177	~~W~~	3,367	~~W~~	—	~~W~~	9,188	~~W~~	32,905,278

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under -	BB- or under	BB- or under	B or under	B or under	B2 or under

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by the country as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	~~W~~	103,551,155	~~W~~	97,117,354	~~W~~	200,668,509	99.02	~~W~~	(3,045,496)	~~W~~	197,623,013
China		434		315,375		315,809	0.16		(1,961)		313,848
Japan		11,914		1,014,607		1,026,521	0.51		(14,975)		1,011,546
U.S.		—		412,669		412,669	0.20		(432)		412,237
Others		57,673		167,467		225,140	0.11		(2,015)		223,125

Total	~~W~~	103,621,176	~~W~~	99,027,472	~~W~~	202,648,648	100.00	~~W~~	(3,064,879)	~~W~~	199,583,769

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Dec. 31, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	98,752,013	~~W~~	88,158,208	~~W~~	12,415,380	~~W~~	199,325,601	99.16	~~W~~	(3,696,719)	~~W~~	195,628,882
Europe		9		46,297		—		46,306	0.02		(1,132)		45,174
China		728		247,776		—		248,504	0.12		(2,448)		246,056
Japan		12,299		868,930		—		881,229	0.44		(10,832)		870,397
U.S.		—		368,748		—		368,748	0.18		(1,531)		367,217
Others		52,645		87,779		—		140,424	0.08		(1,384)		139,040

Total	~~W~~	98,817,694	~~W~~	89,777,738	~~W~~	12,415,380	~~W~~	201,010,812	100.00	~~W~~	(3,714,046)	~~W~~	197,296,766

(In millions of Korean won)

	Jan. 1, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	98,158,137	~~W~~	88,552,569	~~W~~	11,366,868	~~W~~	198,077,574	99.24	~~W~~	(3,143,587)	~~W~~	194,933,987
Europe		9		99,205		—		99,214	0.05		(962)		98,252
China		1,713		300,509		—		302,222	0.15		(1,749)		300,473
Japan		10,212		637,959		—		648,171	0.32		(23,114)		625,057
U.S.		—		310,913		—		310,913	0.16		(464)		310,449
Others		42,751		117,356		—		160,107	0.08		(1,264)		158,843

Total	~~W~~	98,212,822	~~W~~	90,018,511	~~W~~	11,366,868	~~W~~	199,598,201	100.00	~~W~~	(3,171,140)	~~W~~	196,427,061

The details of the Group’s corporate loans by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	5,824,112	5.88	~~W~~	(57,099)	~~W~~	5,767,013
Manufacturing		31,743,555	32.06		(848,758)		30,894,797
Service		36,305,778	36.66		(547,148)		35,758,630
Public sector		310,978	0.31		(5,190)		305,788
Others		24,843,049	25.09		(971,208)		23,871,841

	~~W~~	99,027,472	100.00	~~W~~	(2,429,403)	~~W~~	96,598,069

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)
	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	4,375,820	4.87	~~W~~	(121,799)	~~W~~	4,254,021
Manufacturing		28,193,623	31.40		(845,809)		27,347,814
Service		34,040,220	37.92		(799,782)		33,240,438
Public sector		337,670	0.38		(6,611)		331,059
Others		22,830,405	25.43		(1,091,612)		21,738,793

	~~W~~	89,777,738	100.00	~~W~~	(2,865,613)	~~W~~	86,912,125

(In millions of Korean won)
	Jan. 1, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	4,121,918	4.58	~~W~~	(35,118)	~~W~~	4,086,800
Manufacturing		27,061,721	30.06		(634,353)		26,427,368
Service		35,589,141	39.53		(987,246)		34,601,895
Public sector		258,620	0.29		(2,847)		255,773
Others		22,987,111	25.54		(759,324)		22,227,787

	~~W~~	90,018,511	100.00	~~W~~	(2,418,888)	~~W~~	87,599,623

The details of the Group’s retail and credit card loans by type as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	45,515,180	43.92	~~W~~	(96,963)	~~W~~	45,418,217
General purpose		58,105,996	56.08		(538,513)		57,567,483

	~~W~~	103,621,176	100.00	~~W~~	(635,476)	~~W~~	102,985,700

(In millions of Korean won)	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	43,318,862	38.94	~~W~~	(64,281)	~~W~~	43,254,581
General purpose		55,498,832	49.90		(456,561)		55,042,271
Credit card		12,415,380	11.16		(327,591)		12,087,789

	~~W~~	111,233,074	100.00	~~W~~	(848,433)	~~W~~	110,384,641

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	45,892,156	41.88	~~W~~	(50,253)	~~W~~	45,841,903
General purpose		52,320,666	47.75		(365,023)		51,955,643
Credit card		11,366,868	10.37		(336,976)		11,029,892

	~~W~~	109,579,690	100.00	~~W~~	(752,252)	~~W~~	108,827,438

The details of the Group’s securities (debt securities) by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	1,378,797	34.90
Banking and Insurance		2,347,611	59.42
Others		224,318	5.68

		3,950,726	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		—	—

		—	—

Available-for-sale financial assets
Government and government funded institutions		7,470,541	43.23
Banking and Insurance		7,533,776	43.60
Others		2,276,149	13.17

		17,280,466	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,924,376	82.19
Banking and Insurance		1,419,265	11.75
Others		731,153	6.06

		12,074,794	100.00

	~~W~~	33,305,986

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	576,365	27.44
Banking and Insurance		1,313,209	62.53
Others		210,588	10.03

		2,100,162	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		139	100.00

		139	100.00

Available-for-sale financial assets
Government and government funded institutions		8,457,557	48.95
Banking and Insurance		7,211,933	41.74
Others		1,609,074	9.31

		17,278,564	100.00

Held-to-maturity financial assets
Government and government-funded institutions		10,959,192	84.09
Banking and Insurance		1,553,518	11.92
Others		519,451	3.99

		13,032,161	100.00

	~~W~~	32,411,026

(In millions of Korean won)	Jan. 1, 2010
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	1,056,680	37.54
Banking and Insurance		1,738,306	61.75
Others		20,084	0.71

		2,815,070	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		529	100.00

		529	100.00

Available-for-sale financial assets
Government and government funded institutions		8,209,755	46.78
Banking and Insurance		7,766,864	44.25
Others		1,573,742	8.97

		17,550,361	100.00

Held-to-maturity financial assets
Government and government-funded institutions		9,256,610	73.80
Banking and Insurance		2,917,737	23.26
Others		368,077	2.94

		12,542,424	100.00

	~~W~~	32,908,384

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of the Group’s securities (debt securities) by country, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Korea	~~W~~	3,950,726	100.00

		3,950,726	100.00

Financial assets designated at fair value through profit or loss
United States		—	—

		—	—

Available-for-sale financial assets
Korea		17,279,564	99.99
United States		—	—
Others		902	0.01

		17,280,466	100.00

Held-to-maturity financial assets
Korea		12,074,636	100.00
United States		158	0.00

		12,074,794	100.00

	~~W~~	33,305,986

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Korea	~~W~~	2,100,162	100.00

		2,100,162	100.00

Financial assets designated at fair value through profit or loss
United States		139	100.00

		139	100.00

Available-for-sale financial assets
Korea		17,256,124	99.87
United States		—	—
Others		22,440	0.13

		17,278,564	100.00

Held-to-maturity financial assets
Korea		13,031,864	100.00
United States		297	0.00

		13,032,161	100.00

	~~W~~	32,411,026

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Amount		%
Financial assets held for trading
Korea	~~W~~	2,815,070	100.00

		2,815,070	100.00

Financial assets designated at fair value through profit or loss
United States		529	100.00

		529	100.00

Available-for-sale financial assets
Korea		17,529,515	99.89
United States		829	0.00
Others		20,017	0.11

		17,550,361	100.00

Held-to-maturity financial assets
Korea		12,541,590	99.99
United States		834	0.01

		12,542,424	100.00

	~~W~~	32,908,384

OTC derivatives business our largest concentrations are related in the financial and insurance companies with high credit rating.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out flow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance sheet items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities, is measured on the assumption that the current interest rate would be the same upon maturity.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM(‘Assets-Liabilities Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off balance sheet are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

The Group regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	~~W~~	4,507,803	~~W~~	83,457	~~W~~	43,249	~~W~~	36,627	~~W~~	—	~~W~~	—	~~W~~	4,671,136
Financial assets held for trading[1]		4,201,556		—		—		—		—		—		4,201,556
Derivatives held for trading[1]		2,035,845		—		—		—		—		—		2,035,845
Derivatives held for hedging[5]		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		97,595		16,189,001		24,042,817		74,116,540		55,546,253		78,672,447		248,664,653
Available-for-sale financial assets[2]		1,999,758		1,334,018		2,502,489		4,360,666		8,620,658		3,261,855		22,079,444
Held-to-maturity financial assets		—		186,083		599,692		2,164,393		8,710,013		2,364,304		14,024,485
Other financial assets		—		3,577,056		—		1,288,881		—		—		4,865,937

	~~W~~	12,842,557	~~W~~	21,379,117	~~W~~	27,183,538	~~W~~	81,995,506	~~W~~	73,025,914	~~W~~	84,645,385	~~W~~	301,072,017

Financial liabilities
Financial liabilities held for trading[1]	~~W~~	58,744	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	58,744
Derivatives held for trading[1]		1,700,656		—		—		—		—		—		1,700,656
Derivatives held for hedging[5]		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits [4]		62,457,429		19,691,219		27,611,835		77,906,345		8,954,243		509,831		197,130,902
Debts		1,672		2,267,912		3,064,188		5,951,786		3,212,114		601,670		15,099,342
Debentures		24,260		2,787,451		1,294,898		3,535,090		10,472,462		4,737,050		22,851,211
Other financial liabilities		—		4,618,585		624		64,319		637		—		4,684,165

	~~W~~	64,242,761	~~W~~	29,364,789	~~W~~	32,000,158	~~W~~	87,456,113	~~W~~	22,769,056	~~W~~	5,855,295	~~W~~	241,688,172

Off-balance sheet items
Commitments[6]	~~W~~	53,703,742	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	53,703,742
Financial guarantee contracts[7]		794,167		—		151,000		—		—		—		945,167

	~~W~~	54,497,909	~~W~~	—	~~W~~	151,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	54,648,909

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	~~W~~	2,991,604	~~W~~	195,556	~~W~~	56,261	~~W~~	50,526	~~W~~	—	~~W~~	—	~~W~~	3,293,947
Financial assets held for trading[1]		2,217,204		—		—		—		—		—		2,217,204
Financial assets designated at fair value through profit or loss		139		—		—		—		—		—		139
Derivatives held for trading[1]		2,382,827		—		—		—		—		—		2,382,827
Derivatives held for hedging[5]		—		9,165		4,301		66,925		224,174		337,262		641,827
Loans		11,423		16,776,537		27,578,084		76,638,644		50,343,714		66,384,343		237,732,745
Available-for-sale financial assets[2]		5,297,403		602,978		1,156,019		4,408,521		10,149,314		3,669,888		25,284,123
Held-to-maturity Financial assets		—		315,437		599,336		1,329,165		10,075,827		3,152,284		15,472,049
Other financial assets		—		3,625,981		—		1,298,422		—		—		4,924,403

	~~W~~	12,900,600	~~W~~	21,525,654	~~W~~	29,394,001	~~W~~	83,792,203	~~W~~	70,793,029	~~W~~	73,543,777	~~W~~	291,949,264

Financial liabilities
Financial liabilities held for trading[1]	~~W~~	66,038	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	66,038
Derivatives held for trading[1]		1,971,401		—		—		—		—		—		1,971,401
Derivatives held for hedging[5]		—		25,955		278		(35,506)		49,263		(107,610)		(67,620)
Deposits[4]		61,053,370		17,636,830		25,317,318		73,543,091		8,175,864		858,261		186,584,734
Debts		7,859		2,537,113		2,444,935		4,143,594		2,467,514		58,978		11,659,993
Debentures		51,524		1,383,974		964,761		9,008,984		16,427,214		5,405,492		33,241,949
Other financial liabilities		—		4,693,474		541		38,518		641		—		4,733,174

	~~W~~	63,150,192	~~W~~	26,277,346	~~W~~	28,727,833	~~W~~	86,698,681	~~W~~	27,120,496	~~W~~	6,215,121	~~W~~	238,189,669

Off-balance sheet items
Commitments[6]	~~W~~	87,194,266	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	87,194,266
Financial guarantee contracts[7]		757,637		—		396,050		—		—		—		1,153,687

	~~W~~	87,951,903	~~W~~	—	~~W~~	396,050	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	88,347,953

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	~~W~~	2,953,880	~~W~~	242,154	~~W~~	133,394	~~W~~	10,388	~~W~~	—	~~W~~	—	~~W~~	3,339,816
Financial assets held for trading[1]		3,042,481		—		—		—		—		—		3,042,481
Financial assets designated at fair value through profit or loss		529		—		—		—		—		—		529
Derivatives held for trading[1]		3,269,513		—		—		—		—		—		3,269,513
Derivatives held for hedging[5]		—		6,473		11,270		49,044		161,221		308,785		536,793
Loans		—		15,695,873		27,670,581		73,641,836		57,023,334		59,047,461		233,079,085
Available-for-sale financial assets[2]		4,767,509		1,445,398		1,941,913		4,371,168		9,844,634		3,875,310		26,245,932
Held-to-maturity Financial assets		—		70,188		267,939		3,178,039		8,375,794		2,812,579		14,704,539
Other financial assets		—		3,773,224		—		1,308,549		—		—		5,081,773

	~~W~~	14,033,912	~~W~~	21,233,310	~~W~~	30,025,097	~~W~~	82,559,024	~~W~~	75,404,983	~~W~~	66,044,135	~~W~~	289,300,461

Financial liabilities
Financial liabilities held for trading[1]	~~W~~	146,816	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	146,816
Derivatives held for trading[1]		2,832,314		—		—		—		—		—		2,832,314
Derivatives held for hedging[5]		—		(1,876)		27,455		21,989		183,428		171,522		402,518
Deposits [4]		56,952,506		20,924,074		24,621,642		65,618,947		8,513,583		1,255,647		177,886,399
Debts		38,790		4,210,494		2,321,340		4,023,839		2,875,305		478,814		13,948,582
Debentures		30,340		1,721,973		1,148,043		14,273,393		22,045,055		5,398,982		44,617,786
Other financial liabilities		—		5,953,961		3,095		56,862		824		—		6,014,742

	~~W~~	60,000,766	~~W~~	32,808,626	~~W~~	28,121,575	~~W~~	83,995,030	~~W~~	33,618,195	~~W~~	7,304,965	~~W~~	245,849,157

Off-balance sheet items
Commitments[6]	~~W~~	84,627,392	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	84,627,392
Financial guarantee contracts[7]		893,858		—		521,500		—		—		—		1,415,358

	~~W~~	85,521,250	~~W~~	—	~~W~~	521,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	86,042,750

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

[1]

Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore they are included in the ‘On demand’ category.

[2]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are classified in the maturity section to which the end of restriction period belongs.

[3]

The amounts of ~~W~~4,009,644 million, ~~W~~3,014,260 million and ~~W~~5,784,093 million which are restricted amount due from the financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are excluded.

[4]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[5]	Cash flows of derivative instruments held for hedging are fair value hedge and, are measured by net amount of cash inflows and outflows.
[6]	Unused lines of credit within commitments are included in the ‘On demand’ category because it can be required to pay upon request.
[7]	The financial guarantee contracts are included in the maturity section containing the earliest date when the contracts are excisable.

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors that affect the fair value or future cash flows of financial instruments, such as securities, derivatives, amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and ALM risk management guideline for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Group establishes market risk management policy, sets position limits, loss limit and VAR limits of each business group and approves newly developed derivative instruments, by its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business department to the Market Risk Management Committee which is chaired by a CRO (Chief Risk Officer). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each department of divisions, at the level of individual business department.

The ALCO determines operational standards of interest and commission, revises ALM (Asset Liability Management) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility of ALM control is delegated to the Risk Management Department to ensure adequacy on interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks is able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

A key measure of market risk is the daily Value at Risk (VaR). The daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculates VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risks and some positions.

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

iii. Stress Testing

The stress testing is carried out to analyze the abnormal market situations relating to the trading and available-for-sale portfolio. It reflects interest rate, stock price, foreign exchange rate, implied volatility of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a one-day holding period by subsidiary as of and for the years ended December 31, 2011 and 2010, and as of January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	2,537	~~W~~	1,430	~~W~~	4,019	~~W~~	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect		—		—		—		(3,141)

Total VaR	~~W~~	6,206	~~W~~	4,000	~~W~~	11,992	~~W~~	4,768

	Dec. 31, 2010								Jan, 1, 2010
(In millions of Korean won)	Average		Minimum		Maximum		Ending		Beginning
Interest rate risk	~~W~~	4,249	~~W~~	2,076	~~W~~	6,317	~~W~~	3,598	~~W~~	6,135
Stock price risk		1,591		103		4,246		125		2,760
Foreign exchange rate risk		5,276		441		13,391		5,200		5,835
Deduction of diversification effect		—		—		—		(3,348)		(7,555)

Total VaR	~~W~~	6,411	~~W~~	3,230	~~W~~	12,480	~~W~~	5,575	~~W~~	7,175

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2011 and 2010, and January 1, 2010, is as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Interest rate risk	~~W~~	23,602	~~W~~	26,928	~~W~~	1,789
Stock price risk		21,279		—		163
Foreign exchange rate risk		9,561		9,266		6,839
Commodity value risk		—		—		697

	~~W~~	54,442	~~W~~	36,194	~~W~~	9,488

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

iv. Commodity value risk

The Group is exposed to commodity value risk (other than those arising from interest rate, stock price or currency risk) while holding commodity derivatives. Those underlying assets are metal and precious metal, and the Group makes back-to-back hedge contracts in order to mitigate changes in the price risks.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to ALM risk management guidelines.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The results of the interest rate gap analysis as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	~~W~~	99,077,844	~~W~~	50,672,984	~~W~~	23,201,621	~~W~~	5,403,151	~~W~~	2,468,071	~~W~~	180,823,671
Securities		5,645,828		2,408,096		2,985,248		11,058,099		6,824,205		28,921,476
Others		5,045,637		183,740		106,419		158,273		16,806		5,510,875

	~~W~~	109,769,309	~~W~~	53,264,820	~~W~~	26,293,288	~~W~~	16,619,523	~~W~~	9,309,082	~~W~~	215,256,022

Interest-bearing liabilities in won
Deposits	~~W~~	78,234,630	~~W~~	29,975,300	~~W~~	52,298,818	~~W~~	15,625,289	~~W~~	11,562,107	~~W~~	187,696,144
Debts		3,778,868		—		—		—		—		3,778,868
Others		9,455,795		511,795		1,801,724		5,242,531		1,607,784		18,619,629

	~~W~~	91,469,293	~~W~~	30,487,095	~~W~~	54,100,542	~~W~~	20,867,820	~~W~~	13,169,891	~~W~~	210,094,641

Gap		18,300,016		22,777,725		(27,807,254)		(4,248,297)		(3,860,809)		5,161,381

Accumulated gap		18,300,016		41,077,741		13,270,487		9,022,190		5,161,381

Percentage (%)		8.50		19.08		6.16		4.19		2.40

Interest-bearing assets in foreign currencies
Loans	~~W~~	7,270,373	~~W~~	463,897	~~W~~	582,612	~~W~~	503,866	~~W~~	16,011	~~W~~	8,836,759
Securities		455,883		49,357		37,594		330,065		123,635		996,534
Others		5,283,075		1,568,582		395,591		65,270		—		7,312,518

	~~W~~	13,009,331	~~W~~	2,081,836	~~W~~	1,015,797	~~W~~	899,201	~~W~~	139,646	~~W~~	17,145,811

Interest-bearing liabilities in foreign currencies
Deposits	~~W~~	2,301,060	~~W~~	1,683,707	~~W~~	315,298	~~W~~	77,152	~~W~~	—	~~W~~	4,377,217
Debts		6,299,063		1,841,933		1,562,745		65,270		46,132		9,815,143
Others		2,646,093		345,990		273,083		63,100		—		3,328,266

	~~W~~	11,246,216	~~W~~	3,871,630	~~W~~	2,151,126	~~W~~	205,522	~~W~~	46,132	~~W~~	17,520,626

Gap	~~W~~	1,763,115	~~W~~	(1,789,794)	~~W~~	(1,135,329)	~~W~~	693,679	~~W~~	93,514	~~W~~	(374,815)

Accumulated gap		1,763,115		(26,679)		(1,162,008)		(468,329)		(374,815)

Percentage (%)		10.28		(0.16)		(6.78)		(2.73)		(2.19)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Dec. 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	~~W~~	109,436,472	~~W~~	44,736,598	~~W~~	11,237,170	~~W~~	2,683,219	~~W~~	1,269,604	~~W~~	169,363,063
Securities		3,950,607		1,131,664		4,397,200		13,193,771		8,858,657		31,531,899
Others		13,411,176		1,555,223		1,238,463		1,108,026		14,608		17,327,496

	~~W~~	126,798,255	~~W~~	47,423,485	~~W~~	16,872,833	~~W~~	16,985,016	~~W~~	10,142,869	~~W~~	218,222,458

Interest-bearing liabilities in won
Deposits	~~W~~	74,134,027	~~W~~	18,039,090	~~W~~	44,196,896	~~W~~	29,228,645	~~W~~	13,182,454	~~W~~	178,781,112
Debts		3,733,277		—		—		—		—		3,733,277
Others		9,807,245		1,756,913		5,504,180		5,253,002		5,145,440		27,466,780

	~~W~~	87,674,549	~~W~~	19,796,003	~~W~~	49,701,076	~~W~~	34,481,647	~~W~~	18,327,894	~~W~~	209,981,169

Gap	~~W~~	39,123,706	~~W~~	27,627,482	~~W~~	(32,828,243)	~~W~~	(17,496,631)	~~W~~	(8,185,025)	~~W~~	8,241,289

Accumulated gap		39,123,706		66,751,188		33,922,945		16,426,314		8,241,289

Percentage (%)		17.93		30.59		15.55		7.53		3.78

Interest-bearing assets in foreign currencies
Loans	~~W~~	5,587,541	~~W~~	669,279	~~W~~	340,198	~~W~~	431,831	~~W~~	16,953	~~W~~	7,045,802
Securities		465,289		85,450		53,955		182,824		379,015		1,166,533
Others		3,614,417		1,092,032		302,538		47,844		—		5,056,831

	~~W~~	9,667,247	~~W~~	1,846,761	~~W~~	696,691	~~W~~	662,499	~~W~~	395,968	~~W~~	13,269,166

Interest-bearing liabilities in foreign currencies
Deposits	~~W~~	1,457,606	~~W~~	1,376,120	~~W~~	79,288	~~W~~	2,274	~~W~~	—	~~W~~	2,915,288
Debts		4,290,490		1,529,377		796,010		90,215		—		6,706,092
Others		2,329,158		79,723		59,006		1,007,476		—		3,475,363

	~~W~~	8,077,254	~~W~~	2,985,220	~~W~~	934,304	~~W~~	1,099,965	~~W~~	—	~~W~~	13,096,743

Gap	~~W~~	1,589,993	~~W~~	(1,138,459)	~~W~~	(237,613)	~~W~~	(437,466)	~~W~~	395,968	~~W~~	172,423

Accumulated gap		1,589,993		451,534		213,921		(223,545)		172,423

Percentage (%)		11.98		3.40		1.61		(1.68)		1.30

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	~~W~~	127,431,099	~~W~~	31,184,069	~~W~~	8,748,854	~~W~~	1,378,415	~~W~~	1,001,943	~~W~~	169,744,380
Securities		5,287,091		2,189,304		3,954,499		10,715,949		7,472,176		29,619,019
Others		13,053,473		1,428,152		1,263,346		1,091,195		172,025		17,008,191

	~~W~~	145,771,663	~~W~~	34,801,525	~~W~~	13,966,699	~~W~~	13,185,559	~~W~~	8,646,144	~~W~~	216,371,590

Interest-bearing liabilities in won
Deposits	~~W~~	74,382,113	~~W~~	18,844,067	~~W~~	41,265,554	~~W~~	24,617,736	~~W~~	10,695,268	~~W~~	169,804,738
Debts		3,868,692		—		—		—		14,199		3,882,891
Others		10,430,681		2,997,923		8,031,240		8,809,808		6,630,315		36,899,967

	~~W~~	88,681,486	~~W~~	21,841,990	~~W~~	49,296,794	~~W~~	33,427,544	~~W~~	17,339,782	~~W~~	210,587,596

Gap	~~W~~	57,090,177	~~W~~	12,959,535	~~W~~	(35,330,095)	~~W~~	(20,241,985)	~~W~~	(8,693,638)	~~W~~	5,783,994

Accumulated gap		57,090,177		70,049,712		34,719,617		14,477,632		5,783,994

Percentage (%)		26.39		32.37		16.05		6.69		2.67

Interest-bearing assets in foreign currencies
Loans	~~W~~	5,634,122	~~W~~	705,668	~~W~~	275,919	~~W~~	282,402	~~W~~	21,857	~~W~~	6,919,968
Securities		702,654		232,509		44,195		156,753		273,710		1,409,821
Others		3,655,260		896,520		109,625		107,065		—		4,768,470

	~~W~~	9,992,036	~~W~~	1,834,697	~~W~~	429,739	~~W~~	546,220	~~W~~	295,567	~~W~~	13,098,259

Interest-bearing liabilities in foreign currencies
Deposits	~~W~~	2,285,970	~~W~~	1,104,278	~~W~~	52,177	~~W~~	1,560	~~W~~	11,485	~~W~~	3,455,470
Debts		3,838,351		1,478,856		679,477		144,949		—		6,141,633
Others		4,413,669		814,530		46,704		—		—		5,274,903

	~~W~~	10,537,990	~~W~~	3,397,664	~~W~~	778,358	~~W~~	146,509	~~W~~	11,485	~~W~~	14,872,006

Gap	~~W~~	(545,954)	~~W~~	(1,562,967)	~~W~~	(348,619)	~~W~~	399,711	~~W~~	284,082	~~W~~	(1,773,747)

Accumulated gap		(545,954)		(2,108,921)		(2,457,540)		(2,057,829)		(1,773,747)

Percentage (%)		(4.17)		(16.10)		(18.76)		(15.71)		(13.54)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Interest Rate VaR	~~W~~	847,865	~~W~~	1,867,038	~~W~~	2,126,748

4.4.4 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	591,859	~~W~~	110,656	~~W~~	71,658	~~W~~	12,571	~~W~~	25,088	~~W~~	68,019	~~W~~	879,851
Derivatives held for trading		89,572		—		1,027		—		—		—		90,599
Derivatives held for hedging		16,088		—		—		—		—		—		16,088
Loans		11,129,173		2,589,314		753,075		46,149		215		220,212		14,738,138
Available-for-sale financial assets		920,214		59,900		18,546		—		—		1,504		1,000,164
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,173,871		227,474		147,019		3,732		—		105,278		1,657,374

	~~W~~	13,920,935	~~W~~	2,987,344	~~W~~	991,325	~~W~~	62,452	~~W~~	25,303	~~W~~	395,013	~~W~~	18,382,372

Financial liabilities
Derivatives held for trading	~~W~~	199,230	~~W~~	—	~~W~~	1,695	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	200,925
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,317,845		596,319		162,587		11,959		231		252,857		4,341,798
Debts		6,554,932		1,987,560		839,649		4,261		217		236,713		9,623,332
Debentures		2,385,275		816,320		335,169		—		—		68,843		3,605,607
Other financial liabilities		866,202		132,752		22,765		50,604		18		27,360		1,099,701

	~~W~~	13,323,518	~~W~~	3,532,951	~~W~~	1,361,865	~~W~~	66,824	~~W~~	466	~~W~~	585,773	~~W~~	18,871,397

Off-balance sheet items	~~W~~	124,926,722	~~W~~	2,715,680	~~W~~	3,082,112	~~W~~	41,120	~~W~~	10,772	~~W~~	225,063	~~W~~	131,001,469

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	604,899	~~W~~	109,226	~~W~~	63,029	~~W~~	9,210	~~W~~	13,647	~~W~~	58,911	~~W~~	858,922
Financial assets designated at fair value through profit or loss		139		—		—		—		—		—		139
Derivatives held for trading		74,046		—		631		—		—		—		74,677
Loans		7,509,125		2,549,529		630,402		17,595		—		270,953		10,977,604
Available-for-sale financial assets		1,100,978		48,343		19,273		—		—		1,504		1,170,098
Held-to-maturity financial assets		297		—		—		—		—		—		297
Other financial assets		688,293		49,642		182,249		53,083		—		47,258		1,020,525

	~~W~~	9,977,777	~~W~~	2,756,740	~~W~~	895,584	~~W~~	79,888	~~W~~	13,647	~~W~~	378,626	~~W~~	14,102,262

Financial liabilities
Derivatives held for trading	~~W~~	234,091	~~W~~	—	~~W~~	2,522	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	236,613
Deposits		1,919,286		566,599		172,955		12,236		2		168,026		2,839,104
Debts		4,027,395		1,331,826		1,066,213		67,447		—		147,947		6,640,828
Debentures		2,583,656		766,464		423,379		—		—		114,764		3,888,263
Other financial liabilities		879,186		113,992		38,907		2,203		28		130,954		1,165,270

	~~W~~	9,643,614	~~W~~	2,778,881	~~W~~	1,703,976	~~W~~	81,886	~~W~~	30	~~W~~	561,691	~~W~~	14,770,078

Off-balance sheet items	~~W~~	119,828,382	~~W~~	2,290,339	~~W~~	6,870,863	~~W~~	441,330	~~W~~	13,770	~~W~~	1,231,799	~~W~~	130,676,483

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	669,726	~~W~~	83,408	~~W~~	69,585	~~W~~	7,794	~~W~~	11,697	~~W~~	53,005	~~W~~	895,215
Financial assets designated at fair value through profit or loss		529		—		—		—		—		—		529
Derivatives held for trading		66,435		294		664		—		—		—		67,393
Derivatives held for hedging		976		—		—		—		—		—		976
Loans		7,356,674		2,230,296		605,111		23,553		—		204,174		10,419,808
Available-for-sale financial assets		1,200,852		106,489		99,310		—		—		1,504		1,408,155
Held-to-maturity financial assets		6,672		—		—		—		—		—		6,672
Other financial assets		1,437,177		296,447		151,593		3,004		—		47,082		1,935,303

	~~W~~	10,739,041	~~W~~	2,716,934	~~W~~	926,263	~~W~~	34,351	~~W~~	11,697	~~W~~	305,765	~~W~~	14,734,051

Financial liabilities
Derivatives held for trading	~~W~~	334,795	~~W~~	259	~~W~~	3,492	~~W~~	—	~~W~~	—	~~W~~	43,085	~~W~~	381,631
Deposits		2,888,293		320,373		199,345		15,062		—		192,964		3,616,037
Debts		3,233,778		1,288,261		2,053,269		73,832		—		344,988		6,994,128
Debentures		3,098,025		901,185		599,116		—		—		109,347		4,707,673
Other financial liabilities		1,210,332		129,000		183,954		56,395		—		35,252		1,614,933

	~~W~~	10,765,223	~~W~~	2,639,078	~~W~~	3,039,176	~~W~~	145,289	~~W~~	—	~~W~~	725,636	~~W~~	17,314,402

Off-balance sheet items	~~W~~	128,403,930	~~W~~	2,973,309	~~W~~	8,968,186	~~W~~	503,821	~~W~~	9,314	~~W~~	2,259,499	~~W~~	143,118,059

4.5. Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, the Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by Financial Services Commissions. The capital adequacy standard is based on Basel II published by Basel Committee on Banking Supervision in Bank for International Settlements in 2004, and was implemented in Korea in January 2008. The banks in Korea must maintain a minimum consolidated capital adequacy ratio of 8.0%.

The Group’s equity capital is classified into two categories in accordance with Detailed Supervisory Regulations on Banking Business:

Tier 1 Capital includes share capital, capital surplus, retained earnings, shares of equity held by external shareholders of consolidated subsidiaries including hybrid capital instruments, and hybrid capital instruments and foreign currency translation differences out of accumulated comprehensive income.

Tier 2 Capital includes revaluation reserve under the Asset Revaluation Act, 45% of gain on valuation of securities available for sale and the capital variance by the equity method out of other comprehensive income, 70% of gain on revaluation of property and equipment appropriated to retained earnings as of the transition date to the K-IFRS for which the distribution of dividends is restricted pursuant to a resolution by the board of directors or general meeting of shareholders, and an amendment to the articles of incorporation etc., a fund raised by issuing termed subordinated debentures maturing in not less than five years, the allowance for loan losses, etc. accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Banking Business.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Group should cover. The Group calculates risk weighted asset by each risk (credit risk, market risk, operational risk) based on Detailed Supervisory Regulations on Banking Business and uses it for BIS ratio calculation.

In addition to BIS ratio, the Group assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Risk Management Department of the Group monitors a management of limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries comply with external capital adequacy requirements as of December 30, 2011 and 2010, January 1, 2010.

The details of the Group’s consolidated BIS ratio as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010[1]
Equity Capital:	~~W~~	19,668,370	~~W~~	20,800,645	~~W~~	21,707,652
Tier I Capital		14,953,581		16,865,111		16,734,532
Tier II Capital		4,714,789		3,935,534		4,973,120
Risk-weighted assets:		145,184,964		154,805,510		154,593,375
Credit risk[2]		132,829,462		140,742,572		139,926,727
Market risk[3]		2,192,600		1,807,538		2,071,648
Operational risk[4]		10,162,902		12,255,400		12,595,000
Capital adequacy ratio (%):		13.55		13.44		14.04
Tier I Capital (%)		10.30		10.89		10.82
Tier II Capital (%)		3.25		2.55		3.22

[1]	Based on previous K-GAAP in accordance with Korean regulations.
[2]	Credit risk weighted assets are measured using the Internal Rating-Based Approach.
[3]	Market-risk weighted assets are measured using the Internal Model-Based Approach.
[4]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

Operating segments are presented on both business basis and geographical basis. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group is organized into four major business segments: Corporate Banking, Retail Banking and Capital Markets Activities as of December 31, 2011, and the segment reporting of the credit card operations before the spin-off is included as of December 31, 2010. In addition, these business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking : The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, deposit, other credit facilities and other foreign currency activities.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

•

Retail banking : The retail banking segment’s assets and liabilities are mainly with individuals and households. This segment handles private customer current accounts, savings, deposits, consumer loans and mortgage loans.

•

Credit card business : The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

•	Capital markets activities : Activities within this segment include trading activities in securities and derivatives, and funding through debentures and borrowings.

Financial information by business segment for the year ended December 31, 2011, follows:

(In millions of Korean won)

	Corporate Banking		Retail Banking		Capital Markets Activities		Others		Foreign Entities		Intra-group Adjustment		Total[1]
Segment profit before income tax	~~W~~	611,290	~~W~~	1,184,815	~~W~~	(71,855)	~~W~~	1,130,297	~~W~~	11,636	~~W~~	(104,369)	~~W~~	2,761,814

The following are included in the segment profit:

Operating income from external customers	~~W~~	2,233,330	~~W~~	3,266,603	~~W~~	(94,837)	~~W~~	2,093,535	~~W~~	26,116	~~W~~	—	~~W~~	7,524,747
Inter-segment operating revenues		(11,335)		(54,402)		46,683		(3,402)		(3,805)		26,261		—

	~~W~~	2,221,995	~~W~~	3,212,201	~~W~~	(48,154)	~~W~~	2,090,133	~~W~~	22,311	~~W~~	26,261	~~W~~	7,524,747
Net interest income		2,541,542		2,779,467		558,577		202,671		17,718		49,854		6,149,829
Net fee and commission income		235,894		634,916		(15,087)		616,598		6,687		(4,096)		1,474,912
Gains or losses from financial assets at fair value through profit or loss		(260)		(1,832)		988,783		1,354		(1,945)		3,543		989,643
Other operating income		(555,181)		(200,350)		(1,580,427)		1,269,510		(149)		(23,040)		(1,089,637)

Provision for credit losses		(1,004,085)		(302,261)		235		4,686		(2,571)		1,012		(1,302,984)
Depreciation and amortization		(37,396)		(112,277)		(1,665)		(143,675)		(621)		—		(295,634)
Share of profit of associates		—		—		—		—		—		1,352		1,352

[1]	Profit or loss of discontinued operations is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Financial information by business segment for the year ended December 31, 2010, follows:

(In millions of Korean won)

	Corporate banking		Retail banking		Credit Card Business		Capital markets activities		Others		Foreign Entities		Intra-group Adjustment		Total[1]
Segment profit before income tax	~~W~~	(901,639)	~~W~~	582,190	~~W~~	647,216	~~W~~	941,432	~~W~~	(1,222,242)	~~W~~	13,516	~~W~~	(11,160)	~~W~~	49,313

The following are included in the segment profit:

Operating income from external customers	~~W~~	2,306,560	~~W~~	2,994,303	~~W~~	1,515,484	~~W~~	1,138,746	~~W~~	(670,938)	~~W~~	26,193	~~W~~	—	~~W~~	7,310,348
Inter-segment operating revenues		27,077		—		—		2,809		(24,435)		(5,456)		5		—

	~~W~~	2,333,637	~~W~~	2,994,303	~~W~~	1,515,484	~~W~~	1,141,555	~~W~~	(695,373)	~~W~~	20,737	~~W~~	5	~~W~~	7,310,348

Net interest income		2,531,407		2,353,548		2,182,738		2,003,116		(3,067,707)		20,156		245		6,023,503
Net fee and commission income		273,299		646,906		(283,798)		(1)		975,048		6,290		(28,587)		1,589,157
Gains or losses from financial assets at fair value through profit or loss		—		(104,017)		—		714,257		131,554		(3,678)		(334)		737,782
Other operating income		(471,069)		97,866		(383,456)		(1,575,817)		1,265,732		(2,031)		28,681		(1,040,094)

Provision for credit loss		(2,393,338)		(263,592)		(126,146)		(216,119)		146,622		246		19		(2,852,308)
Depreciation and amortization		(50,039)		(146,939)		(41,090)		(1,109)		(92,082)		(1,773)		(276)		(333,308)
Share of profit of associates		—		—		—		—		—		—		(208,503)		(208,503)

[1]	Profit or loss of discontinued operations is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

5.2 Product & Services and Geographical Segments

5.2.1 Product and Services information

Operating revenues by product and services for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Corporate banking service	~~W~~	2,259,446	~~W~~	2,332,753
Retail banking service		3,266,603		2,994,303
Credit card business service		—		1,515,484
Capital markets activities service		(94,837)		1,138,746
Other service		2,093,535		(670,938)

	~~W~~	7,524,747	~~W~~	7,310,348

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2011 and 2010, and major non-current assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Major non-current assets
Domestic	~~W~~	7,432,632	~~W~~	3,394,856	~~W~~	7,225,038	~~W~~	3,578,765	~~W~~	3,597,419
United States		12,849		145		15,648		358		937
New Zealand		7,591		60		9,072		130		382
China		25,528		861		26,525		1,453		2,417
Japan		31,499		2,103		22,600		2,000		2,214
Argentina		7		—		(2)		—		—
Vietnam		65		481		—		—		—
Cambodia		2,929		557		2,082		952		2,078
England		11,647		42		9,385		83		109
Intra-group adjustment		—		1,202		—		1,202		1,202

	~~W~~	7,524,747	~~W~~	3,400,307	~~W~~	7,310,348	~~W~~	3,584,943	~~W~~	3,606,758

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

6. Financial Assets and Financial Liabilities

6.1. Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011				Dec. 31, 2010[1]				Jan. 1, 2010
	Carrying amount		Fair value		Carrying amount		Fair value		Carrying amount		Fair Value
Financial assets
Cash and due from financial institutions	~~W~~	8,674,668	~~W~~	8,675,080	~~W~~	6,304,180	~~W~~	6,304,483	~~W~~	9,120,604	~~W~~	9,120,581
Financial assets held for trading		4,201,556		4,201,556		2,217,204		2,217,204		3,042,481		3,042,481
Financial assets designated at fair value through profit or loss		—		—		139		139		529		529
Derivatives held for trading		2,035,845		2,035,845		2,382,827		2,382,827		3,269,513		3,269,513
Derivatives held for hedging		206,560		206,560		205,230		205,230		115,535		115,535
Loans		199,583,769		200,133,560		197,296,766		198,303,832		196,427,061		197,240,345
Available-for-sale financial assets		19,575,322		19,575,322		22,722,814		22,722,814		22,709,684		22,709,684
Held-to-maturity financial assets		12,074,794		12,532,681		13,032,161		13,428,677		12,542,424		12,918,884
Other financial assets		5,658,899		5,658,899		5,690,260		5,690,260		5,806,786		5,806,786

	~~W~~	252,011,413	~~W~~	253,019,503	~~W~~	249,851,581	~~W~~	251,255,466	~~W~~	253,034,617	~~W~~	254,224,338

Financial liabilities
Financial liabilities held for trading	~~W~~	58,744	~~W~~	58,744	~~W~~	66,038	~~W~~	66,038	~~W~~	146,816	~~W~~	146,816
Derivatives held for trading		1,700,656		1,700,656		1,971,401		1,971,401		2,832,314		2,832,314
Derivatives held for hedging		153,144		153,144		239,737		239,737		280,393		280,393
Deposits		190,948,850		191,172,054		180,740,808		181,056,395		170,388,310		170,506,293
Debts		14,696,799		14,720,476		11,289,707		11,321,791		13,473,969		13,467,805
Debentures		18,891,472		20,354,370		28,207,663		29,967,762		37,763,540		39,371,400
Other financial liabilities		8,760,879		8,782,222		8,708,402		8,708,436		9,971,562		9,971,857

	~~W~~	235,210,544	~~W~~	236,941,666	~~W~~	231,223,756	~~W~~	233,331,560	~~W~~	234,856,904	~~W~~	236,576,878

[1]	The amount related to the spin-off of credit card business from the Bank is included.

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined by independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the valuation techniques including Discounted Cash Flow Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes listed equity securities, exchange traded derivatives, government bonds and financial instruments indexed to the price of gold.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes the majority of debt securities and general over-the-counter derivatives such as swaps, futures and options

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities, complex structured bonds, and complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2011 and 2010, and January 1, 2010, follows:

	Dec. 31, 2011
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	2,198,403	~~W~~	1,992,327	~~W~~	10,826	~~W~~	4,201,556
Derivatives held for trading		162		2,018,172		17,511		2,035,845
Derivatives held for hedging		—		194,075		12,485		206,560
Available-for-sale financial assets[1]		9,749,778		8,941,167		884,377		19,575,322

	~~W~~	11,948,343	~~W~~	13,145,741	~~W~~	925,199	~~W~~	26,019,283

Financial liabilities
Financial liabilities held for trading	~~W~~	58,744	~~W~~	—	~~W~~	—	~~W~~	58,744
Derivatives held for trading		—		1,670,576		30,080		1,700,656
Derivatives held for hedging		—		131,049		22,095		153,144

	~~W~~	58,744	~~W~~	1,801,625	~~W~~	52,175	~~W~~	1,912,544

	Dec. 31, 2010[2]
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	736,417	~~W~~	1,470,979	~~W~~	9,808	~~W~~	2,217,204
Financial assets designated at fair value through profit or loss		—		—		139		139
Derivatives held for trading		24		2,364,377		18,426		2,382,827
Derivatives held for hedging		—		198,924		6,306		205,230
Available-for-sale financial assets[1]		11,935,371		9,667,936		1,119,507		22,722,814

	~~W~~	12,671,812	~~W~~	13,702,216	~~W~~	1,154,186	~~W~~	27,528,214

Financial liabilities
Financial liabilities held for trading	~~W~~	66,038	~~W~~	—	~~W~~	—	~~W~~	66,038
Derivatives held for trading		7,240		1,873,285		90,876		1,971,401
Derivatives held for hedging		—		204,022		35,715		239,737

	~~W~~	73,278	~~W~~	2,077,307	~~W~~	126,591	~~W~~	2,277,176

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	1,977,641	~~W~~	1,055,055	~~W~~	9,785	~~W~~	3,042,481
Financial assets designated at fair value through profit or loss		—		—		529		529
Derivatives held for trading		14		3,198,536		70,963		3,269,513
Derivatives held for hedging		—		115,250		285		115,535
Available-for-sale financial assets[1]		12,421,168		9,334,445		954,071		22,709,684

	~~W~~	14,398,823	~~W~~	13,703,286	~~W~~	1,035,633	~~W~~	29,137,742

Financial liabilities
Financial liabilities held for trading	~~W~~	146,816	~~W~~	—	~~W~~	—	~~W~~	146,816
Derivatives held for trading		270		2,555,374		276,670		2,832,314
Derivatives held for hedging		—		211,933		68,460		280,393

	~~W~~	147,086	~~W~~	2,767,307	~~W~~	345,130	~~W~~	3,259,523

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~ 98,909 million, ~~W~~ 106,471 million and ~~W~~ 108,779 million as of December 31, 2011 and 2010, and January 1, 2010, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

[2]	The amount related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2011, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Financial investments		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance[1]	~~W~~	9,808	~~W~~	139	~~W~~	1,119,507	~~W~~	(72,450)	~~W~~	(29,409)
Total gains or losses
- Profit or loss		1,018		(139)		380,868		58,894		32,420
- Other comprehensive income		—		—		(162,799)		—		—
Purchases		—		—		78,211		8,651		—
Sales		—		—		(528,416)		—		—
Issues		—		—		—		(32,092)		—
Settlements		—		—		—		24,428		(12,621)
Transfers out of level 3		—		—		(2,994)		—		—

Ending balance	~~W~~	10,826	~~W~~	—	~~W~~	884,377	~~W~~	(12,569)	~~W~~	(9,610)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2010, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Financial investments		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	9,785	~~W~~	529	~~W~~	954,071	~~W~~	(205,707)	~~W~~	(68,175)
Total gains or losses
- Profit or loss		23		(390)		12,080		(28,946)		41,899
- Other comprehensive income		—		—		74,665		—		—
Purchases		—		—		158,270		1,032		—
Sales		—		—		(51,286)		—		—
Issues		—		—		—		(141,248)		—
Settlements		—		—		—		302,419		(3,133)
Transfers out of level 3		—		—		(28,293)		—		—

Ending balance[1]	~~W~~	9,808	~~W~~	139	~~W~~	1,119,507	~~W~~	(72,450)	~~W~~	(29,409)

[1]	The amount related to the spin-off of credit card business from the Bank is included.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statement of comprehensive income for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	~~W~~	59,785	~~W~~	413,278
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		18,425		(23,211)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	~~W~~	(29,299)	~~W~~	53,965
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(4,324)		3,280

6.2.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Balance at the beginning of the period (A)	~~W~~	2,168	~~W~~	—
New transactions (B)		3,047		6,634
Amounts recognized in profit or loss during the period (C= a+b+c)		(3,158)		(4,466)
a. Amortization		(508)		(963)
b. Transaction matured		—		3
c. Settlement		(2,650)		(3,506)

Balance at the end of period (A+B+C)	~~W~~	2,057	~~W~~	2,168

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

6.3 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2011, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	8,674,668	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,674,668
Financial assets at fair value through profit or loss		4,201,556		—		—		—		—		4,201,556
Derivatives		2,035,845		—		—		—		206,560		2,242,405
Loans		—		199,583,769		—		—		—		199,583,769
Financial investments		—		—		19,575,322		12,074,794		—		31,650,116
Other financial assets		—		5,658,899		—		—		—		5,658,899

	~~W~~	6,237,401	~~W~~	213,917,336	~~W~~	19,575,322	~~W~~	12,074,794	~~W~~	206,560	~~W~~	252,011,413

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	58,744	~~W~~	—	~~W~~	—	~~W~~	58,744
Deposits		—		190,948,850		—		190,948,850
Debts		—		14,696,799		—		14,696,799
Derivatives		1,700,656		—		153,144		1,853,800
Debentures		—		18,891,472		—		18,891,472
Other financial liabilities		—		8,760,879		—		8,760,879

	~~W~~	1,759,400	~~W~~	233,298,000	~~W~~	153,144	~~W~~	235,210,544

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The carrying amounts of financial assets and liabilities by category as of December 31, 2010, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total[1]
	Held for trading		Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	6,304,180	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,304,180
Financial assets at fair value through profit or loss		2,217,204		139		—		—		—		—		2,217,343
Derivatives		2,382,827		—		—		—		—		205,230		2,588,057
Loans		—		—		197,296,766		—		—		—		197,296,766
Financial investments		—		—		—		22,722,814		13,032,161		—		35,754,975
Other financial assets		—		—		5,690,260		—		—		—		5,690,260

	~~W~~	4,600,031	~~W~~	139	~~W~~	209,291,206	~~W~~	22,722,814	~~W~~	13,032,161	~~W~~	205,230	~~W~~	249,851,581

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Financial liability at amortized cost		Derivatives held for hedging		Total[1]
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	66,038	~~W~~	—	~~W~~	—	~~W~~	66,038
Deposits		—		180,740,808		—		180,740,808
Debts		—		11,289,707		—		11,289,707
Derivatives		1,971,401		—		239,737		2,211,138
Debentures		—		28,207,663		—		28,207,663
Other financial liabilities		—		8,708,402		—		8,708,402

	~~W~~	2,037,439	~~W~~	228,946,580	~~W~~	239,737	~~W~~	231,223,756

[1]	The amount related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The carrying amounts of financial assets and liabilities by category as of January 1, 2010, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading		Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	9,120,604	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,120,604
Financial assets at fair value through profit or loss		3,042,481		529		—		—		—		—		3,043,010
Derivatives		3,269,513		—		—		—		—		115,535		3,385,048
Loans		—		—		196,427,061		—		—		—		196,427,061
Financial investments		—		—		—		22,709,684		12,542,424		—		35,252,108
Other financial assets		—		—		5,806,786		—		—		—		5,806,786

	~~W~~	6,311,994	~~W~~	529	~~W~~	211,354,451	~~W~~	22,709,684	~~W~~	12,542,424	~~W~~	115,535	~~W~~	253,034,617

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Financial liability at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	146,816	~~W~~	—	~~W~~	—	~~W~~	146,816
Deposits		—		170,388,310		—		170,388,310
Debts		—		13,473,969		—		13,473,969
Derivatives		2,832,314		—		280,393		3,112,707
Debentures		—		37,763,540		—		37,763,540
Other financial liabilities		—		9,971,562		—		9,971,562

	~~W~~	2,979,130	~~W~~	231,597,381	~~W~~	280,393	~~W~~	234,856,904

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~3.35		3,757,108		2,825,109		5,597,119
	Due from banking institutions	The Korea Exchange Bank and others	—		55,621		70,452		65,561
	Due from others	KB Investment Securities and others	0.00~1.00		1,517,037		504,241		19,174

					5,329,766		3,399,802		5,681,854

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.17		320,939		269,382		233,699
	Time deposits in foreign currencies	Agricultural Bank of China TIANJIN and others	0.17~6.05		187,294		285,789		383,518
	Due from others	Sumitomo Mitsui Banking Corporation and others	—		14,574		11,434		12,857

					522,807		566,605		630,074

				~~W~~	5,852,573	~~W~~	3,966,407	~~W~~	6,311,928

[1]	The amount of ~~W~~361,806 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Due from financial institutions, classified by type of financial institution as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	In Korean won		In foreign currencies		Total
Bank of Korea	~~W~~	3,757,108	~~W~~	185,050	~~W~~	3,942,158
Other banking institutions		55,621		331,166		386,787
Other financial institutions		1,517,037		6,591		1,523,628

	~~W~~	5,329,766	~~W~~	522,807	~~W~~	5,852,573

(In millions of Korean won)	Dec. 31, 2010[1]
	In Korean won		In foreign currencies		Total
Bank of Korea	~~W~~	2,825,109	~~W~~	147,439	~~W~~	2,972,548
Other banking institutions		70,452		413,871		484,323
Other financial institutions		504,241		5,295		509,536

	~~W~~	3,399,802	~~W~~	566,605	~~W~~	3,966,407

[1]	The amount of ~~W~~361,806 million related to the spin-off of credit card business from the Bank is included.

(In millions of Korean won)	Jan. 1, 2010
	In Korean won		In foreign currencies		Total
Bank of Korea	~~W~~	5,597,119	~~W~~	137,558	~~W~~	5,734,677
Other banking institutions		65,561		482,581		548,142
Other financial institutions		19,174		9,935		29,109

	~~W~~	5,681,854	~~W~~	630,074	~~W~~	6,311,928

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Restricted due from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)		Financial Institution	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	3,757,108	~~W~~	2,825,109	~~W~~	5,597,119	Bank of Korea Act
	Due from others	The Korea Exchange and others		6,316		2,457		17,557	Market entry deposit and others

				3,763,424		2,827,566		5,614,676

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		189,859		151,403		140,127	Bank of Korea Act and others
	Time deposits in foreign currencies	China Merchants Bank Guangzhou and others		48,810		28,814		19,266	China’s New Foreign Bank Regulations and others
	Due from others	Eugene Investment & Futures Co., Ltd. and others		5,964		5,295		9,935	Derivatives margin account and others

				244,633		185,512		169,328

			~~W~~	4,008,057	~~W~~	3,013,078	~~W~~	5,784,004

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

Assets pledged	Pledgee	Dec. 31, 2011
		Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Korea Securities Depository and others	~~W~~	62,950	~~W~~	62,800	Bonds sold under repurchase agreements
	Korea Securities Depository and others		33,146		33,000	Securities lending transactions
	Samsung Futures Inc. and others		33,302		32,800	Derivatives transitions

			129,398		128,600

Available-for-sale financial assets	Korea Securities Depository and others		29,393		29,986	Bonds sold under repurchase agreements
	Samsung Futures Inc. and others		5,976		5,766	Derivatives transitions

			35,369		35,752

Held-to-maturity financial assets	Korea Securities Depository and others		1,678,217		1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		784,544		789,807	Derivatives transitions
	Others		1,224,999		1,200,300	Other

			5,689,188		5,672,907

Mortgage loans[1]	Others		1,282,791		1,282,791	Covered Bond

		~~W~~	7,136,746	~~W~~	7,120,050

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

Assets pledged	Pledgee	Dec. 31, 2010
		Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Others	~~W~~	1,800	~~W~~	1,800	Securities lending transactions

			1,800		1,800

Financial assets held for trading	Korea Securities Depository and others		50,006		51,700	Securities lending transactions
	KB Futures Inc. and others		603		600	Derivatives transitions

			50,609		52,300

Available-for-sale financial assets	Korea Securities Depository and others		228,609		220,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		5,425		5,000	Securities lending transactions
	Bank of Korea		19,392		20,000	Borrowings from Bank of Korea
	Samsung Futures Inc. and others		20,826		20,125	Derivatives transitions
Others			619,974		600,000	Other

			894,226		865,125

Held-to-maturity financial assets	Korea Securities Depository and others		2,802,875		2,814,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		134,384		140,000	Securities lending transactions
	Bank of Korea		1,080,959		1,100,000	Borrowings from Bank of Korea
	Bank of Korea		597,303		604,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		730,476		736,827	Derivatives transitions
	Others		350,417		350,000	Other

			5,696,414		5,745,627

Mortgage loans[1]	Others		1,565,649		1,565,649	Covered bond

		~~W~~	8,208,698	~~W~~	8,230,501

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

Assets pledged	Pledgee	Jan. 1, 2010
		Carrying amount		Collateralized amount		Reason of pledge
Available-for-sale financial assets	Korea Securities Depository and others	~~W~~	325,747	~~W~~	318,531	Bonds sold under repurchase agreements
	Korea Securities Depository and others		5,123		5,000	Securities lending transactions
	Bank of Korea		18,197		20,000	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		241,860		238,240	Derivatives transitions
	Others		631,138		622,593	Other

			1,222,065		1,204,364

Held-to-maturity financial assets	Korea Securities Depository and others		3,885,049		3,904,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		126,621		135,000	Securities lending transactions
	Bank of Korea		1,367,734		1,400,000	Borrowings from Bank of Korea
	Bank of Korea		575,164		586,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		663,954		664,591	Derivatives transitions
	Others		350,474		350,000	Other

			6,968,996		7,040,391

Credit card receivables	Others		2,383,407		2,383,407	Covered bond
Mortgage loans[1]	Others		1,790,596		1,790,596	Covered bond

		~~W~~	12,365,064	~~W~~	12,418,758

[1]	Carrying amounts of mortgage loans are the amounts before deducting the related allowance for loan losses.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The fair value of collateral available to sell or repledge as of December 31, 2011 and 2010, and January 1, 2010, is as follows:

(In millions of Korean won)	Dec. 31, 2011
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	1,881,523	~~W~~	—

	~~W~~	1,881,523	~~W~~	—

(In millions of Korean won)	Dec. 31, 2010
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	1,969,883	~~W~~	—

	~~W~~	1,969,883	~~W~~	—

(In millions of Korean won)	Jan. 1, 2010
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	1,590,188	~~W~~	—

	~~W~~	1,590,188	~~W~~	—

Loaned securities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010		Borrower
Government and public bonds	~~W~~	170,279	~~W~~	880,448	~~W~~	239,362	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		6,635		2,448		30,285	Korea Securities Depository and others

	~~W~~	176,914	~~W~~	882,896	~~W~~	269,647

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,650,725	~~W~~	—	~~W~~	—
Swaps		110,445,485		516,768		651,105
Options		11,997,483		69,951		69,979

		124,093,693		586,719		721,084

Currency
Forwards		31,140,632		916,531		383,791
Futures[1]		172,751		—		—
Swaps		16,341,586		509,085		551,919
Options		348,644		3,151		1,400

		48,003,613		1,428,767		937,110

Stock and index
Futures[1]		46,542		—		—
Swaps		14,746		1,296		251
Options		900,555		16,623		39,897

		961,843		17,919		40,148

Other		60,000		2,440		2,314

	~~W~~	173,119,149	~~W~~	2,035,845	~~W~~	1,700,656

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of derivative financial instruments for trading as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	707,552	~~W~~	—	~~W~~	—
Swaps		94,610,411		469,810		662,839
Options		10,401,894		48,480		47,202

		105,719,857		518,290		710,041

Currency
Forwards		36,599,854		874,397		287,018
Futures[1]		609,989		—		—
Swaps		16,870,518		932,319		813,419
Options		1,017,903		14,138		14,332

		55,098,264		1,820,854		1,114,769

Stock and index
Futures[1]		129,739		—		—
Swaps		7,638		2,114		—
Options		1,896,598		35,868		143,023

		2,033,975		37,982		143,023

Credit
Swaps		200,000		1,958		—

Other		60,000		3,743		3,568

	~~W~~	163,112,096	~~W~~	2,382,827	~~W~~	1,971,401

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of derivative financial instruments for trading as of January 1, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	2,710,940	~~W~~	—	~~W~~	—
Swaps		85,797,088		500,401		724,961
Options		7,053,481		23,222		21,390

		95,561,509		523,623		746,351

Currency
Forwards		35,314,341		1,421,764		440,648
Futures[1]		1,552,324		—		—
Swaps		18,750,380		1,040,675		1,226,077
Options		3,264,266		187,884		88,832

		58,881,311		2,650,323		1,755,557

Stock and index
Futures[1]		38,938		—		—
Swaps		171,400		11,330		45,438
Options		2,659,848		74,089		277,190

		2,870,186		85,419		322,628

Credit
Swaps		200,000		2,128		—

Product
Forwards		41,727		2,412		2,388

Other		60,000		5,608		5,390

	~~W~~	157,615,733	~~W~~	3,269,513	~~W~~	2,832,314

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,343,294	~~W~~	206,560	~~W~~	12,564
Currency
Swap		1,153,300		—		127,780
Other		190,000		—		12,800

	~~W~~	5,686,594	~~W~~	206,560	~~W~~	153,144

The details of derivatives designated as fair value hedging instruments as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,440,700	~~W~~	205,230	~~W~~	21,205
Currency
Swap		1,138,900		—		193,376
Other		190,000		—		25,156

	~~W~~	5,769,600	~~W~~	205,230	~~W~~	239,737

The details of derivatives designated as fair value hedging instruments as of January 1, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,988,590	~~W~~	115,535	~~W~~	78,740
Currency
Swap		1,167,600		—		167,130
Other		190,000		—		34,523

	~~W~~	6,346,190	~~W~~	115,535	~~W~~	280,393

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Gains (losses) on hedging instruments	~~W~~	108,507	~~W~~	102,692
Gains (losses) on the hedged item attributable to the hedged risk		(84,914)		(87,292)

	~~W~~	23,593	~~W~~	15,400

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

10. Loans

Loans as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Loans	~~W~~	202,248,449	~~W~~	200,698,928	~~W~~	199,351,636
Deferred loan origination fees and costs		400,199		311,884		246,565
Less: Allowances for loan losses		(3,064,879)		(3,714,046)		(3,171,140)

Carrying amount	~~W~~	199,583,769	~~W~~	197,296,766	~~W~~	196,427,061

[1]	The amount of ~~W~~12,087,757 million related to the spin-off of credit card business from the Bank is included.

Loans to banks as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Loans	~~W~~	3,987,658	~~W~~	2,819,202	~~W~~	2,158,108
Less: Allowances for loan losses		(334)		(1,159)		(1,665)

Carrying amount	~~W~~	3,987,324	~~W~~	2,818,043	~~W~~	2,156,443

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Loans to customers other than banks as of December 31, 2011 and 2010, and January 1, 2010, consist of:

(In millions of Korean won)	Dec. 31, 2011
	Retail		Corporate		Total
Loans in Korean won	~~W~~	103,551,154	~~W~~	80,211,463	~~W~~	183,762,617
Loans in foreign currencies		70,022		4,071,464		4,141,486
Domestic import usance bills		—		4,277,672		4,277,672
Off-shore funding loans		—		893,289		893,289
Call loans		—		1,078,095		1,078,095
Bills bought in Korean won		—		104,487		104,487
Bills bought in foreign currencies		—		2,723,066		2,723,066
Guarantee payments under payment guarantee		—		55,561		55,561
Bonds purchased under repurchase agreements		—		829,500		829,500
Privately placed bonds		—		795,217		795,217

		103,621,176		95,039,814		198,660,990
Allowances		(635,476)		(2,429,069)		(3,064,545)

	~~W~~	102,985,700	~~W~~	92,610,745	~~W~~	195,596,445

Proportion (%)		52.16		47.84		100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	98,752,013	~~W~~	74,153,817	~~W~~	—	~~W~~	172,905,830
Loans in foreign currencies		65,681		4,314,827		—		4,380,508
Domestic import usance bills		—		2,611,208		—		2,611,208
Off-shore funding loans		—		962,305		—		962,305
Call loans		—		141,423		—		141,423
Bills bought in Korean won		—		21,731		—		21,731
Bills bought in foreign currencies		—		2,226,960		—		2,226,960
Guarantee payments under payment guarantee		—		191,050		—		191,050
Credit card receivables in Korean won		—		—		12,411,941		12,411,941
Credit card receivables in foreign currencies		—		—		924		924
Bonds purchased under repurchase agreements		—		230,000		—		230,000
Privately placed bonds		—		2,107,730		—		2,107,730

		98,817,694		86,961,051		12,412,865		198,191,610
Allowances		(520,842)		(2,864,475)		(327,570)		(3,712,887)

	~~W~~	98,296,852	~~W~~	84,096,576	~~W~~	12,085,295	~~W~~	194,478,723

Proportion (%)		49.86		43.88		6.26		100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	98,158,136	~~W~~	74,361,001	~~W~~	—	~~W~~	172,519,137
Loans in foreign currencies		54,686		4,534,360		—		4,589,046
Domestic import usance bills		—		2,354,936		—		2,354,936
Off-shore funding loans		—		1,134,125		—		1,134,125
Call loans		—		119,044		—		119,044
Bills bought in Korean won		—		19,179		—		19,179
Bills bought in foreign currencies		—		2,059,861		—		2,059,861
Guarantee payments under payment guarantee		—		59,090		—		59,090
Credit card receivables in Korean won		—		—		11,365,279		11,365,279
Credit card receivables in foreign currencies		—		—		830		830
Privately placed bonds		—		3,219,548		—		3,219,548
Due from factor		—		18		—		18

		98,212,822		87,861,162		11,366,109		197,440,093
Allowances		(415,276)		(2,417,232)		(336,967)		(3,169,475)

	~~W~~	97,797,546	~~W~~	85,443,930	~~W~~	11,029,142	~~W~~	194,270,618

Proportion (%)		49.74		44.50		5.76		100.00

The changes in deferred loan origination fees and costs for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	365,775	~~W~~	254,099	~~W~~	171,751	~~W~~	—	~~W~~	448,123
Other origination costs		—		263		62		—		201

		365,775		254,362		171,813		—		448,324

Deferred loan origination fees
Loans in Korean won		46,074		17,541		20,594		—		43,021
Credit card		2,438		—		867		(1,571)		—
Other origination fees		5,379		2,211		2,487		1		5,104

		53,891		19,752		23,948		(1,570)		48,125

	~~W~~	311,884	~~W~~	234,610	~~W~~	147,865	~~W~~	1,570	~~W~~	400,199

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	326,475	~~W~~	152,591	~~W~~	113,291	~~W~~	—	~~W~~	365,775

		326,475		152,591		113,291		—		365,775

Deferred loan origination fees
Loans in Korean won		55,117		17,052		26,095		—		46,074
Credit card		17,249		5,661		20,472		—		2,438
Other origination fees		7,544		1,749		3,912		(2)		5,379

		79,910		24,462		50,479		(2)		53,891

	~~W~~	246,565	~~W~~	128,129	~~W~~	62,812	~~W~~	2	~~W~~	311,884

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	520,842	~~W~~	2,865,613	~~W~~	327,591	~~W~~	3,714,046
Written-off		(286,895)		(1,464,366)		29		(1,751,232)
Recoveries from written-off loans		119,925		160,605		33,764		314,294
Sale		(17,947)		(220,713)		(86)		(238,746)
Other changes		37,934		55,783		854		94,571
Foreign exchange translation		24		2,299		—		2,323
Unwinding of discounts effect		(34,278)		(77,478)		(878)		(112,634)
Provision(Reversal)1,[2]		295,871		1,107,660		(492)		1,403,039
Spin-off		—		—		(360,782)		(360,782)

Ending	~~W~~	635,476	~~W~~	2,429,403	~~W~~	—	~~W~~	3,064,879

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	415,276	~~W~~	2,418,888	~~W~~	336,976	~~W~~	3,171,140
Written-off		(274,179)		(1,567,019)		(388,759)		(2,229,957)
Recoveries from written-off loans		129,864		136,446		246,138		512,448
Sale		(16,217)		(175,745)		(1,103)		(193,065)
Other changes		20,494		55,203		5,725		81,422
Foreign exchange translation		15		2,905		—		2,920
Unwinding of discounts effect		(19,441)		(70,140)		(4,593)		(94,174)
Provision(Reversal)1,[2]		265,030		2,065,075		133,207		2,463,312

Ending	~~W~~	520,842	~~W~~	2,865,613	~~W~~	327,591	~~W~~	3,714,046

[1]

Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees(Note 22), provision for financial guarantee contracts(Note 22), and provision for other financial asset(Note 17).

[2]	The amounts of ~~W~~(-)469 million and ~~W~~134,034 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ~~W~~ 10,211,622 million, ~~W~~ 13,055,853 million and ~~W~~ 11,725,670 million, as of December 31, 2011 and 2010, and January 1, 2010, respectively.

The coverage ratio of allowances for loan losses as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Loans	~~W~~	202,648,648	~~W~~	201,010,812	~~W~~	199,598,201
Allowances for loan losses		3,064,879		3,714,046		3,171,140
Ratio (%)		1.51		1.85		1.59

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	1,140,269	~~W~~	429,572	~~W~~	984,705
Financial bonds		2,347,611		1,313,209		1,738,306
Corporate bonds		391,850		301,337		71,975
Asset-backed securities
Others		70,996		56,044		20,084
Equity securities:
Stocks		168,352		37,018		119,950
Beneficiary certificates		53,853		65,189		90,680
Others		28,625		14,835		16,781

		4,201,556		2,217,204		3,042,481

Financial assets designated at fair value through profit or loss
Debt securities:
Financial bond		—		139		529

		—		139		529

Total financial assets at fair value through profit or loss	~~W~~	4,201,556	~~W~~	2,217,343	~~W~~	3,043,010

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	5,736,379	~~W~~	6,599,900	~~W~~	6,590,533
Financial bonds		5,796,350		5,401,296		5,769,410
Corporate bonds		4,010,311		3,466,731		3,192,964
Asset-backed securities		1,737,426		1,810,637		1,997,454
Equity securities:
Stocks		1,647,305		4,284,394		4,240,883
Equity investments		83,581		83,588		62,670
Beneficiary certificates		563,970		1,076,268		855,770

		19,575,322		22,722,814		22,709,684

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,016,861		5,943,012		5,497,597
Financial bonds		1,080,654		1,161,218		2,675,739
Corporate bonds		5,638,668		5,535,631		4,127,089
Asset-backed securities		338,611		392,300		241,999

		12,074,794		13,032,161		12,542,424

Total financial investments	~~W~~	31,650,116	~~W~~	35,754,975	~~W~~	35,252,108

[1]	The amount of ~~W~~26,712 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2011 and 2010, are as follows:

		Impairment		Impairment		Impairment
(In millions of Korean won)
	Dec. 31, 2011
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(41,352)	~~W~~	—	~~W~~	(41,352)
Held-to-maturity financial assets		(150)		117		(33)

	~~W~~	(41,502)	~~W~~	117	~~W~~	(41,385)

	Dec. 31, 2010
	Impairment[1]		Reversal		Net
Available-for-sale financial assets	~~W~~	(31,814)	~~W~~	—	~~W~~	(31,814)
Held-to-maturity financial assets		(523)		4		(519)

	~~W~~	(32,337)	~~W~~	4	~~W~~	(32,333)

[1]	The amount of ~~W~~74 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

13. Investments in associates

Investments in associates as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Share of net		Share of net		Share of net		Share of net	Share of net	Share of net
(in millions of Korean won)	Dec. 31, 2011
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	~~W~~	125,597	~~W~~	128,778	~~W~~	128,778	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,766		3,766	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		103,617		109,531	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56							Banking	Kazakhstan
Preference share[2]	93.15		954,104		271,941		365,059	Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00		5,000		3,930		3,930	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		20,000		23,316		23,316	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		17,310		17,304		17,310	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	18.50		148,000		149,099		143,437	Other finance	Korea

		~~W~~	1,359,561	~~W~~	701,751	~~W~~	795,127

	Share of net		Share of net		Share of net		Share of net	Share of net	Share of net
(in millions of Korean won)	Dec. 31, 2010
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	~~W~~	116,534	~~W~~	120,274	~~W~~	120,274	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,194		3,194	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		85,622		85,622	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56							Banking	Kazakhstan
Preference share[2]	93.15		954,104		268,387		390,157	Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00		10,000		10,262		10,262	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		20,000		22,280		22,280	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		6,300		6,281		6,300	Investment finance	Korea

		~~W~~	1,196,488	~~W~~	516,300	~~W~~	638,089

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Share of net		Share of net		Share of net		Share of net	Share of net	Share of net
(in millions of Korean won)	Jan. 1, 2010
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	~~W~~	110,962	~~W~~	114,623	~~W~~	114,623	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		2,769		2,769	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		12,250		11,992		11,992	Other finance	Korea
JSC Bank CenterCredit[2]
Ordinary share	30.52		817,539		226,940		474,502	Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00		10,000		10,191		10,191	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		20,000		20,775		20,775	Investment finance	Korea

		~~W~~	975,251	~~W~~	387,290	~~W~~	634,852

[1]

As of December 31, 2011 and 2010, and January 1, 2010, the Group represents on governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., and United PF 1st Recovery Private Equity Fund and business relationships with those associates, therefore the Group has significant influence over the decision-making process relating to the financial and business policies.

[2]

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price as of December 31, 2011 and 2010, and January 1, 2010, amounts to ~~W~~89,669 million, ~~W~~217,164 million and ~~W~~262,601 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]	As of December 31, 2011 and 2010, and January 1, 2010, the Group is a partner in a limited partnership and does not have the right to control over these entities.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

13.2 Summarized financial information on associates

	Dec. 31, 2011
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Profit (loss)
Balhae Infrastructure Fund	~~W~~	1,023,825	~~W~~	2,187	~~W~~	971,835	~~W~~	1,021,638	~~W~~	63,530	~~W~~	55,069
Korea Credit Bureau Co., Ltd.		51,484		9,651		10,000		41,833		40,535		6,357
UAMCO., Ltd.		3,738,326		3,146,227		2,430		592,099		468,220		106,274
JSC Bank CenterCredit		8,392,599		7,744,111		546,794		648,488		352,383		10,627
KB06-1 Venture Investment Partnership		8,027		167		10,000		7,860		210		(2,924)
KB08-1 Venture Investment Partnership		35,146		171		30,000		34,975		6,530		1,182
KoFC KBIC Frontier Champ 2010-5(PEF)		58,015		334		57,700		57,681		2,210		1,065
United PF 1st Recovery Private Equity Fund		836,104		30,162		800,000		805,942		58,529		5,942

	Dec. 31, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Profit (loss)
Balhae Infrastructure Fund	~~W~~	956,234	~~W~~	2,061	~~W~~	903,305	~~W~~	954,173	~~W~~	66,474	~~W~~	58,580
Korea Credit Bureau Co., Ltd.		44,983		9,507		10,000		35,476		33,055		4,709
UAMCO., Ltd.		1,782,180		1,292,911		2,430		489,269		27,204		4,745
JSC Bank CenterCredit		9,451,778		8,811,764		546,794		640,014		240,362		(232,669)
KB06-1 Venture Investment Partnership		20,595		71		20,000		20,524		2,551		502
KB08-1 Venture Investment Partnership		33,423		3		30,000		33,420		3,811		2,258
KoFC KBIC Frontier Champ 2010-5(PEF)		20,991		53		21,000		20,938		—		(63)

		Total liabilities		Total liabilities		Total liabilities		Total liabilities
	Jan. 1, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity
Balhae Infrastructure Fund	~~W~~	911,332	~~W~~	1,985	~~W~~	880,302	~~W~~	909,347
Korea Credit Bureau Co., Ltd.		36,807		6,040		10,000		30,767
UAMCO., Ltd.		68,710		185		350		68,525
JSC Bank CenterCredit		9,114,674		8,371,096		414,001		743,578
KB06-1 Venture Investment Partnership		20,487		105		20,000		20,382
KB08-1 Venture Investment Partnership		31,165		3		30,000		31,162

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in investments in associates for the years ended December 31, 2011 and 2010, are as follows :

		comprehe		comprehe		comprehe		comprehe		comprehe		comprehe		comprehe
	Dec. 31, 2011
(In millions of Korean won)	Beginning		Acquisition (disposal)		Dividends		Gains (losses)		Other comprehensive income		Impairment loss		Ending
Balhae Infrastructure Fund	~~W~~	120,274	~~W~~	9,063	~~W~~	(7,501)	~~W~~	6,942	~~W~~	—	~~W~~	—	~~W~~	128,778
Korea Credit Bureau Co., Ltd.		3,194		—		—		572		—		—		3,766
UAMCO., Ltd.		85,622		—		—		23,909		—		—		109,531
JSC Bank CenterCredit[1]		390,157		—		(3)		(4,652)		45		(20,488)		365,059
KB06-1 Venture Investment Partnership		10,262		(5,000)		—		(1,462)		130		—		3,930
KB08-1 Venture Investment Partnership		22,280		—		—		788		248		—		23,316
KoFC KBIC Frontier Champ 2010-5(PEF)		6,300		11,010		—		306		(306)		—		17,310
United PF 1st Recovery Private Equity Fund		—		148,000		—		(4,563)		—		—		143,437

	~~W~~	638,089	~~W~~	163,073	~~W~~	(7,504)	~~W~~	21,840	~~W~~	117	~~W~~	(20,488)	~~W~~	795,127

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Acquisition (disposal)		Dividends		Gains (losses)		Other comprehensive income		Impairment loss		Ending
Balhae Infrastructure Fund	~~W~~	114,623	~~W~~	5,572	~~W~~	(7,305)	~~W~~	7,384	~~W~~	—	~~W~~	—	~~W~~	120,274
Korea Credit Bureau Co., Ltd.		2,769		—		—		425		—		—		3,194
UAMCO., Ltd.		11,992		72,800		—		830		—		—		85,622
JSC Bank CenterCredit[1]		474,502		136,565		(3)		(92,136)		(2,009)		(126,762)		390,157
KB06-1 Venture Investment Partnership		10,191		—		(180)		251		—		—		10,262
KB08-1 Venture Investment Partnership		20,775		—		—		1,505		—		—		22,280
KoFC KBIC Frontier Champ 2010-5(PEF)		—		6,300		—		—		—		—		6,300

	~~W~~	634,852	~~W~~	221,237	~~W~~	(7,488)	~~W~~	(81,741)	~~W~~	(2,009)	~~W~~	(126,762)	~~W~~	638,089

[1]

Kazakhstan has been experiencing, among other things, a delay in the recovery of the local real estate market and difficulties in its financial sector, including problems relating to liquidity and roll-over of borrowings in light of decreased liquidity inflows from overseas. The Group determined this as an indication of asset impairment since the decreased investment value of its BCC shares were not expected to recover in the near future due to an adverse economic condition in Kazakhstan, particularly the real estate market, and the fact that loan portfolio of BCC consisted mainly of loans collateralized by real estates. The recoverable amount of shares of JSC Bank CenterCredit, obtained from an independent third-party valuation service as of December 31, 2011 and 2010, amounts to ~~W~~ 365,059 million and ~~W~~ 390,157 million, respectively. Carrying value of shares of JSC Bank CenterCredit before recognizing impairment losses, amounts to ~~W~~ 385,547 million and ~~W~~ 516,919 million, respectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,941,740	~~W~~	—	~~W~~	(581)	~~W~~	1,941,159
Buildings		1,133,978		(280,699)		(2,661)		850,618
Leasehold improvements		469,048		(417,003)		—		52,045
Equipment and vehicles		1,518,232		(1,372,863)		—		145,369
Construction in-progress		1,074		—		—		1,074
Financial lease assets		43,756		(33,695)		—		10,061

	~~W~~	5,107,828	~~W~~	(2,104,260)	~~W~~	(3,242)	~~W~~	3,000,326

	Dec. 31, 2010[1]
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,987,256	~~W~~	—	~~W~~	(583)	~~W~~	1,986,673
Buildings		1,153,859		(270,319)		(2,668)		880,872
Leasehold improvements		425,695		(375,742)		—		49,953
Equipment and vehicles		1,605,563		(1,436,151)		—		169,412
Construction in-progress		119		—		—		119
Financial lease assets		33,045		(22,440)		—		10,605

	~~W~~	5,205,537	~~W~~	(2,104,652)	~~W~~	(3,251)	~~W~~	3,097,634

[1]	The amount of ~~W~~90,010 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,975,790	~~W~~	—	~~W~~	(586)	~~W~~	1,975,204
Buildings		1,125,562		(242,340)		(3,498)		879,724
Leasehold improvements		393,395		(332,705)		—		60,690
Equipment and vehicles		1,750,620		(1,487,597)		—		263,023
Construction in-progress		350		—		—		350
Financial lease assets		33,046		(10,577)		—		22,469

	~~W~~	5,278,763	~~W~~	(2,073,219)	~~W~~	(4,084)	~~W~~	3,201,460

The changes in property and equipment for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Beginning[1]		Acquisition		Transfers[2]		Disposal		Depreciation		Others		Changes due to spin-off		Ending
Land	~~W~~	1,986,673	~~W~~	195	~~W~~	556	~~W~~	(18)	~~W~~	—	~~W~~	27	~~W~~	(46,274)	~~W~~	1,941,159
Buildings		880,872		560		27,196		(26)		(26,594)		92		(31,482)		850,618
Leasehold improvements		49,953		357		39,183		(220)		(43,318)		6,213		(123)		52,045
Equipment and vehicles		169,412		99,154		—		(783)		(109,142)		—		(13,272)		145,369
Construction in-progress		119		69,848		(68,893)		—		—		—		—		1,074
Financial lease assets		10,605		10,711		—		—		(11,255)		—		—		10,061

	~~W~~	3,097,634	~~W~~	180,825	~~W~~	(1,958)	~~W~~	(1,047)	~~W~~	(190,309)	~~W~~	6,332	~~W~~	(91,151)	~~W~~	3,000,326

[1]	The amount of ~~W~~90,010 million related to the spin-off of credit card business from the Bank is included.
[2]	Including transfers with investment property and assets held for sale.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Dec. 31, 2010
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	~~W~~	1,975,204	~~W~~	—	~~W~~	12,135	~~W~~	(1,047)	~~W~~	—	~~W~~	381	~~W~~	1,986,673
Buildings		879,724		41		28,270		(572)		(26,773)		182		880,872
Leasehold improvements		60,690		582		27,346		(2)		(43,924)		5,261		49,953
Equipment and vehicles		263,023		62,786		—		(225)		(156,126)		(46)		169,412
Construction in-progress		350		52,307		(52,538)		—		—		—		119
Financial lease assets		22,469		—		—		—		(11,864)		—		10,605

	~~W~~	3,201,460	~~W~~	115,716	~~W~~	15,213	~~W~~	(1,846)	~~W~~	(238,687)	~~W~~	5,778	~~W~~	3,097,634

[1]	Including transfers with investment property and assets held for sale.
[2]	The amount of ~~W~~ 8,642 million of profit or loss of discontinued operations as of December 31, 2010, is included.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

Dec. 31, 2011
Beginning	Impairment		Reversal		Others		Ending
~~W~~ (3,251)	~~W~~	—	~~W~~	—	~~W~~	9	~~W~~	(3,242)

(In millions of Korean won)
Dec. 31, 2010
Beginning	Impairment		Reversal		Others		Ending
~~W~~ (4,084)	~~W~~	—	~~W~~	—	~~W~~	833	~~W~~	(3,251)

The details of investment property as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	68,844	~~W~~	—	~~W~~	68,844
Buildings		29,871		(7,804)		22,067

	~~W~~	98,715	~~W~~	(7,804)	~~W~~	90,911

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	73,095	~~W~~	—	~~W~~	73,095
Buildings		32,001		(7,908)		24,093

	~~W~~	105,096	~~W~~	(7,908)	~~W~~	97,188

	Jan. 1, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	84,499	~~W~~	—	~~W~~	84,499
Buildings		36,262		(8,533)		27,729

	~~W~~	120,761	~~W~~	(8,533)	~~W~~	112,228

As of December 31, 2011 and 2010, and January 1, 2010, fair values of the investment properties amounts to ~~W~~ 84,636 million, ~~W~~ 89,706 million and, ~~W~~ 104,520 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the years ended December 31, 2011 and 2010, amounts to ~~W~~ 1,268 million and ~~W~~ 1,178 million, respectively.

The changes in investment property for the year ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Transfers		Depreciation		Ending
Land	~~W~~	73,095	~~W~~	(4,251)	~~W~~	—	~~W~~	68,844
Buildings		24,093		(1,317)		(709)		22,067

	~~W~~	97,188	~~W~~	(5,568)	~~W~~	(709)	~~W~~	90,911

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Transfers		Depreciation		Ending
Land	~~W~~	84,499	~~W~~	(11,404)	~~W~~	—	~~W~~	73,095
Buildings		27,729		(2,888)		(748)		24,093

	~~W~~	112,228	~~W~~	(14,292)	~~W~~	(748)	~~W~~	97,188

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Property and equipment insured as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

Type	Assets insured	Insurance coverage						Insurance company
		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
General property insurance	Buildings[1]	~~W~~	1,022,900	~~W~~	985,194	~~W~~	965,269	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		124,850		138,992		169,218
	Equipment and vehicles and others		111,415		134,715		317,143

		~~W~~	1,259,165	~~W~~	1,258,901	~~W~~	1,451,630

[1]	Buildings include office buildings, investment properties and assets held for sale.

15. Intangible Assets

The details of intangible assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	~~W~~	66,490	~~W~~	—	~~W~~	—	~~W~~	66,490
Other intangible assets		603,512		(357,443)		(3,489)		242,580

	~~W~~	670,002	~~W~~	(357,443)	~~W~~	(3,489)	~~W~~	309,070

(In millions of Korean won)	Dec. 31, 2010[1]
	Acquisition cost		Accumulated amortization		Carrying amount
Goodwill	~~W~~	66,490	~~W~~	—	~~W~~	66,490
Other intangible assets		614,248		(290,617)		323,631

	~~W~~	680,738	~~W~~	(290,617)	~~W~~	390,121

[1]	The amount of ~~W~~ 23,698 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
Goodwill	~~W~~	66,490	~~W~~	—	~~W~~	66,490
Other intangible assets		423,397		(196,817)		226,580

	~~W~~	489,887	~~W~~	(196,817)	~~W~~	293,070

The details of goodwill as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
(In millions of Korean won)	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount		Acquisition Cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202		1,202		1,202

	~~W~~	66,490	~~W~~	66,490	~~W~~	66,490	~~W~~	66,490	~~W~~	66,490	~~W~~	66,490

The goodwill related to Housing & Commercial Bank (“H&CB”) and KB Cambodia Bank arose prior to the K-IFRS transition date, and the carrying amount of goodwill as of the K-IFRS transition date was its carrying amount in accordance with previous Korean GAAP.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2011, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank				KB Cambodia Bank		Total
	Retail Banking		Corporate Banking
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	1,202	~~W~~	66,490
Recoverable amount exceeded carrying amount		114,763		96,851		893		212,507
Discount rate (%)		16.0		15.0		18.9
Permanent growth rate (%)		2.3		2.3		4.7

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consists of an operating segment and one sub-unit. The Group recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by adjusting the amount obtained from the sale of similar cash-generating units, reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and cover a maximum period of five years. The future cash flows after a maximum period of five years are estimated on the assumption that the future cash flows will increase by 2.3% for Retail Banking, Corporate Banking and 4.7% for KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate based on CAPM that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	756	~~W~~	(694)	~~W~~	—	~~W~~	62
Software		485,546		(307,620)		—		177,926
Other intangible assets		98,150		(38,485)		(3,489)		56,176
Finance leases assets		19,060		(10,644)		—		8,416

	~~W~~	603,512	~~W~~	(357,443)	~~W~~	(3,489)	~~W~~	242,580

(In millions of Korean won)	Dec. 31, 2010[1]
	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	~~W~~	955	~~W~~	(866)	~~W~~	89
Software		491,043		(231,076)		259,967
Other intangible assets		108,594		(52,796)		55,798
Finance leases assets		13,656		(5,879)		7,777

	~~W~~	614,248	~~W~~	(290,617)	~~W~~	323,631

[1]	The amount of ~~W~~ 23,698 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	~~W~~	946	~~W~~	(832)	~~W~~	114
Software		304,825		(144,779)		160,046
Other intangible assets		103,969		(48,740)		55,229
Finance leases assets		13,656		(2,465)		11,191

	~~W~~	423,396	~~W~~	(196,816)	~~W~~	226,580

The changes in intangible assets excluding goodwill for the year ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Beginning[1]		Acquisition		Disposal		Amortization		Others		Changes due to spin-off		Ending
Industrial property rights	~~W~~	89	~~W~~	21	~~W~~	—	~~W~~	(26)	~~W~~	—	~~W~~	(22)	~~W~~	62
Software		259,967		37,182		—		(95,284)		—		(23,939)		177,926
Other intangible assets		55,798		19,715		(7,438)		(4,541)		(3,483)		(3,875)		56,176
Finance leases assets		7,777		5,404		—		(4,765)		—		—		8,416

	~~W~~	323,631	~~W~~	62,322	~~W~~	(7,438)	~~W~~	(104,616)	~~W~~	(3,483)	~~W~~	(27,836)	~~W~~	242,580

[1]	The amount of ~~W~~23,698 million related to the spin-off of credit card business from the Bank is included.

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Acquisition		Disposal		Amortization[1]		Others		Ending
Industrial property rights	~~W~~	114	~~W~~	9	~~W~~	—	~~W~~	(34)	~~W~~	—	~~W~~	89
Software		160,046		186,217		—		(86,296)		—		259,967
Other intangible assets		55,229		9,582		(4,620)		(4,129)		(264)		55,798
Finance leases assets		11,191		—		—		(3,414)		—		7,777

		226,580	~~W~~	195,808	~~W~~	(4,620)	~~W~~	(93,873)	~~W~~	(264)	~~W~~	323,631

[1]	The amount of ~~W~~3,738 million of profit or loss of discontinued operations as of December 31, 2010, is included.

The changes in accumulated impairment losses on intangible assets for the year ended December 31, 2011, are as follows:

(In millions of Korean won)	Beginning[1]		Impairment		Reversal		Others		Ending
Impairment losses on intangible assets	~~W~~	—	~~W~~	(3,489)	~~W~~	—	~~W~~	—	~~W~~	(3,489)

[1]	As of December 31, 2010, there are no accumulated impairment losses on intangible assets.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	71,268	~~W~~	—	~~W~~	71,268
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,015		—		4,015
Provisions for guarantees		75,250		—		75,250
Gains (losses) from valuation on derivatives		—		(109,427)		(109,427)
Present value discount		73		—		73
Gains (losses) from fair value hedged item		26,522		—		26,522
Accrued interest		—		(78,691)		(78,691)
Deferred loan origination fees and costs		—		(96,848)		(96,848)
Gains from revaluation		—		(274,254)		(274,254)
Investments in subsidiaries and others		25,126		(39,025)		(13,899)
Others		318,127		(204,379)		113,748

		525,231		(802,624)		(277,393)

Off-setting of deferred income tax assets and liabilities		(525,231)		525,231		—

Total	~~W~~	—	~~W~~	(277,393)	~~W~~	(277,393)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	130,033	~~W~~	—	~~W~~	130,033
Allowances for loan losses		—		(10,130)		(10,130)
Impairment losses on property and equipment		1,537		—		1,537
Interest on equity index-linked deposits		2,514		—		2,514
Share-based payments		3,176		—		3,176
Provisions for guarantees		99,484		—		99,484
Gains (losses) from valuation on derivatives		—		(122,808)		(122,808)
Present value discount		—		(12,062)		(12,062)
Gains (losses) from fair value hedged item		28,517		—		28,517
Accrued interest		—		(83,909)		(83,909)
Deferred loan origination fees and costs		—		(69,773)		(69,773)
Advanced depreciation provisions		—		(111,542)		(111,542)
Gains (losses) from revaluation		—		(251,418)		(251,418)
Dividends from SPEs		564		—		564
Investments in subsidiaries and others		45,577		(26,813)		18,764
Others		232,630		(171,109)		61,521

		544,032		(859,564)		(315,532)

Off-setting of deferred income tax assets and liabilities		(468,225)		468,225		—

Total ¹	~~W~~	75,807	~~W~~	(391,339)	~~W~~	(315,532)

¹	The amount of ~~W~~75,807 million in respect of the spin-off of credit card business from the Bank is excluded.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	186,491	~~W~~	(81,774)	~~W~~	104,717
Allowances for loan losses		—		(126,503)		(126,503)
Impairment losses on property and equipment		2,097		—		2,097
Interest on equity index-linked deposits		2,010		—		2,010
Provisions for guarantees		32,546		(10,978)		21,568
Gains (losses) from valuation on derivatives		2,874		(109,208)		(106,334)
Present value discount		—		(6,642)		(6,642)
Gains (losses) from fair value hedged item		—		(26,328)		(26,328)
Accrued interest		—		(19,786)		(19,786)
Deferred loan origination fees and costs		—		(55,261)		(55,261)
Advanced depreciation provisions		—		(111,542)		(111,542)
Gains (losses) from revaluation		—		(251,629)		(251,629)
Investments in subsidiaries and others		46,025		(20,561)		25,464
Others		278,779		(175,045)		103,734

		550,822		(995,257)		(444,435)

Off-setting of deferred income tax assets and liabilities		(549,360)		549,360		—

Total	~~W~~	1,462	~~W~~	(445,897)	~~W~~	(444,435)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 47,623 million associated with investment in subsidiaries and associates as of December 31, 2011, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill as of December 31, 2011.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 320,248 million associated with investment in subsidiaries and others as of December 31, 2011, because it is not probable that the temporary differences will reverse in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 2,546 million, ~~W~~ 365 million, ~~W~~ 80,204 million and ~~W~~ 5,224 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2011, due to the uncertainty that these will be realized in the future

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in cumulative temporary differences for the year ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Decrease		Spin-off		Increase		Ending
Deductible temporary differences
Gains(losses) from fair value hedge	~~W~~	129,178	~~W~~	129,178	~~W~~	—	~~W~~	109,596	~~W~~	109,596
Other provisions		581,650		581,650		155,544		450,406		294,862
Impairment losses on property and equipment		6,904		6,904		—		12,666		12,666
Interest on equity index-linked deposits		10,388		10,388		—		7,378		7,378
Share-based payments		30,271		30,271		—		19,138		19,138
Provision for guarantees		414,048		414,048		7,120		318,070		310,950
Present value discount		—		—		—		303		303
SPE dividends		2,563		2,563		—		—		—
Loss on SPE repurchase		80,204		—		—		—		80,204
Investment in subsidiaries and others		518,617		81,371		—		1,734		438,980
Others		983,591		814,351		186,981		1,339,312		1,321,571

		2,757,414		2,070,724		349,645		2,258,603		2,595,648

Unrecognized deferred income tax assets:
Share-based payments		15,834								2,546
Other provisions		1,477								365
Loss on SPE repurchase		80,204								80,204
Investment in subsidiaries and others		311,453								320,248
Others		3,510								5,224

		2,344,936								2,187,061

Tax rate (%)[1]		24.2 or 22.0								24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	544,032							~~W~~	525,231

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Decrease		Spin-off		Increase		Ending
Taxable temporary differences

Accrued interest	~~W~~	(368,470)	~~W~~	(306,002)	~~W~~	(6)	~~W~~	(262,708)	~~W~~	(325,170)
Allowance for loans losses		(41,860)		(41,860)		15,894		15,894		—
Deferred loan origination costs(fees)		(312,168)		(312,168)		315		(399,884)		(400,199)
Advanced depreciation provisions		(460,918)		(460,918)		—		—		—
Valuation gains(losses) on derivatives		(502,836)		(502,836)		—		(452,179)		(452,179)
Goodwill from merger		(65,288)		—		—		—		(65,288)
Present value discount		(52,423)		(52,423)		—		—		—
Gain from revaluation		(1,142,809)		(228)		(9,301)		—		(1,133,280)
Investment in subsidiaries and others		(137,072)		(157)		—		(67,113)		(204,028)
Others		(685,030)		(73,615)		(14,253)		(268,818)		(865,980)

		(3,768,874)		(1,750,207)		(7,351)		(1,434,808)		(3,446,124)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)								(65,288)
Investments in subsidiaries and others		(15,196)								(47,623)

		(3,688,390)								(3,333,213)

Tax rate (%)[1]		24.2 or 22.0								24.2

Total deferred income tax liabilities from deductible temporary differences	~~W~~	(859,564)							~~W~~	(802,624)

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2011. Accordingly, the rate of 24.2% has been applied for the deferred tax asset and liability expected to be utilized in periods after December 31, 2011.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Gains(losses) from fair value hedged item	~~W~~	—	~~W~~	—	~~W~~	129,178	~~W~~	129,178
Other provisions		472,300		472,300		581,650		581,650
Allowance for loans losses		9,468		9,468		6,904		6,904
Impairment losses on property and equipment
Interest on equity index-linked deposits		8,306		8,306		10,388		10,388
Share-based payments		46,572		46,572		30,271		30,271
Provision for guarantees		91,988		91,988		414,048		414,048
SPE dividend		185,602		183,039		—		2,563
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and others		354,688		57,694		221,623		518,617
Others		982,468		281,991		283,114		983,591

		2,231,596		1,151,358		1,677,176		2,757,414

Unrecognized deferred income tax assets:
Share-based payments		46,572						15,834
Other provisions		344						1,477
SPE dividend		185,602						—
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and others		145,482						311,453
Others		2,703						3,510

		1,770,689						2,344,936

Tax rate (%)[1]		24.2 or 22.0						24.2 or 22.0

Total deferred income tax assets	~~W~~	410,936					~~W~~	544,032

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Decrease		Increase	Ending
Taxable temporary differences

Gains(losses) from fair value hedged item	~~W~~	(120,437)	~~W~~	(120,437)	—		—
Accrued interest		(82,869)		(25,105)	(310,706)		(368,470)
Allowance for loans losses		(522,741)		(522,741)	(41,860)		(41,860)
Deferred loan origination fees		(246,565)		(246,565)	(312,168)		(312,168)
Advanced depreciation provisions		(460,918)		—	—		(460,918)
Valuation gains(losses) on derivatives		(476,495)		(476,495)	(502,836)		(502,836)
Present value discount		(28,012)		—	(24,411)		(52,423)
Goodwill from merger		(65,288)		—	—		(65,288)
Gain from revaluation		(1,143,769)		(960)	—		(1,142,809)
Investment in subsidiaries and others		(106,771)		(3,484)	(33,785)		(137,072)
Others		(544,561)		(66,600)	(207,069)		(685,030)

		(3,798,426))		(1,462,387)	(1,432,835)		(3,768,874)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)					(65,288)
Investments in subsidiaries and others		(14,110)					(15,196)

		(3,719,028)					(3,688,390)

Tax rate (%)[1]		24.2 or 22.0					24.2 or 22.0

Total deferred income tax liabilities	~~W~~	(855,371)				~~W~~	(859,564)

[1]

The rate of 24.2% has been applied for the deferred tax asset and liability expected to be utilized in the year ended December 31, 2011. The rate of 22.0% has been applied for the deferred tax asset and liability expected to be utilized in periods after December 31, 2011.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

17. Other Assets

The details of other assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Other financial assets
Other receivables	~~W~~	2,158,973	~~W~~	1,885,028	~~W~~	3,087,683
Receivables from disposal of assets		—		200		200
Receivables in gold		107		—		637
Accrued income		1,087,923		1,060,890		1,064,498
Guarantee deposits		1,288,881		1,298,422		1,308,549
Domestic exchange settlement debits		1,393,555		1,709,096		639,646
Others		18,189		27,550		36,338
Allowances for loan losses		(288,080)		(290,501)		(330,071)
Present value discount		(649)		(425)		(694)

		5,658,899		5,690,260		5,806,786

Other non-financial assets
Other receivables		1		126,089		254
Prepaid expenses		247,935		193,877		189,805
Guarantee deposits		2,921		2,936		3,119
Others		52,606		70,582		183,499
Allowances on other assets		(7,981)		(24,210)		(30,387)

		295,482		369,274		346,290

	~~W~~	5,954,381	~~W~~	6,059,534	~~W~~	6,153,076

[1]	The amount of ~~W~~152,913 million in respect of the spin-off of credit card business from the Bank is included.

The changes in allowances for loan losses on other assets for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Other financial assets	Other non- financial assets	Total
Beginning[1]	290,501	24,210	314,711
Written-off	(6,497)	(19,800)	(26,297)
Provision [2]	4,076	3,571	7,647

Ending	288,080	7,981	296,061

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Other financial assets	Other non- financial assets	Total
Beginning	330,071	30,387	360,458
Written-off	(124,463)	(2,525)	(126,988)
Provision (reversal) [2]	84,893	(3,652)	81,241

Ending	290,501	24,210	314,711

[1]	The amount of ~~W~~3,582 million related to the spin-off of credit card business from the Bank is included.
[2]	The amounts of ~~W~~ 1,468 million and ~~W~~ (-)495 million of profits or losses of discontinued operations as of December 31, 2011 and 2010, respectively, are also included.

18. Assets held for sale

The details of assets held for sale as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	8,371	~~W~~	(3,746)	~~W~~	4,625	~~W~~	4,625
Land		7,807		(2,501)		5,306		5,306

	~~W~~	16,178	~~W~~	(6,247)	~~W~~	9,931	~~W~~	9,931

(In millions of Korean won)	Dec. 31, 2010[2]
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	5,653	~~W~~	(2,251)	~~W~~	3,402	~~W~~	3,402
Land		7,353		(1,402)		5,951		5,951

	~~W~~	13,006	~~W~~	(3,653)	~~W~~	9,353	~~W~~	9,353

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	10,058	~~W~~	(4,219)	~~W~~	5,839	~~W~~	5,878
Land		16,637		(2,316)		14,321		14,850

	~~W~~	26,695	~~W~~	(6,535)	~~W~~	20,160	~~W~~	20,728

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.
[2]	Refer to Note 41 for details on assets held for sale related to credit card division.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

Dec. 31, 2011
Beginning	Provision	Reversal	Others	Ending
~~W~~ (3,653)	~~W~~(3,931)	~~W~~312	~~W~~1,025	~~W~~(6,247)

(In millions of Korean won)

Dec. 31, 2010
Beginning	Provision	Reversal	Others	Ending
~~W~~ (6,535)	~~W~~(482)	~~W~~274	~~W~~3,090	~~W~~(3,653)

As of December 31, 2011, assets held for sale consist of ten real estate of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not sold by December 31, 2011. As of reporting date, two assets out of above assets held for sale are under negotiation for sale and the remaining nine assets are also actively marketed.

19. Deposits

Deposits as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Deposits	~~W~~	190,949,150	~~W~~	180,741,237	~~W~~	170,388,846
Deferred financing costs		(300)		(429)		(536)

	~~W~~	190,948,850	~~W~~	180,740,808	~~W~~	170,388,310

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of deposits as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Demand deposits in Korean won
Checking deposits	~~W~~	346,975	~~W~~	219,646	~~W~~	586,467
Household checking deposits		434,134		460,228		403,602
Special deposits		2,703,688		2,862,704		2,855,261
Ordinary deposits		20,610,244		19,752,878		17,916,977
Public fund deposits		85,895		125,094		158,275
Treasury deposits		7,539		5,869		4,187
General savings deposits		23,471,543		22,716,444		19,993,981
Corporate savings deposits		10,245,351		10,385,621		8,699,629
Nonresident’s deposit in Korean won		128,630		59,481		69,082
Nonresident’s free deposit in Korean won		15,672		25,709		39,777

		58,049,671		56,613,674		50,727,238

Demand deposits in foreign currencies
Checking deposits		71,838		83,650		79,445
Ordinary deposits		1,662,988		1,380,823		1,364,828
Special deposits		1,145		1,073		16,466
Others		—		—		7,146

		1,735,971		1,465,546		1,467,885

		59,785,642		58,079,220		52,195,123

Time deposits in Korean won
Time deposits		115,518,873		105,793,025		78,830,528
Installment savings deposits		5,454,573		5,625,204		5,418,024
Good-sum formation savings		338		367		396
Workers’ savings for housing		2		2		2
Nonresident’s deposit in Korean won		193,765		214,383		263,915
Long-term savings deposits for workers		1,862		2,035		2,304
Nonresident’s free deposit in Korean won		85,875		119,578		101,002
Long-term housing savings deposits		3,309,833		3,758,140		3,789,456
Long-term savings for households		247		371		523
Preferential savings deposits for workers		489		998		2,535
Mutual installment deposits		1,274,049		1,941,868		1,789,963
Mutual installment for housing		1,173,404		1,485,336		1,900,618
Others		196		226		238

		127,013,506		118,941,533		92,099,504

Losses (gains) on valuation of fair value hedged items (prior year portion)		—		—		(11,689)

		127,013,506		118,941,533		92,087,815

Time deposits in foreign currencies
Time deposits		2,604,603		1,373,143		2,142,596
Installment savings deposits		1,201		391		480
Others		23		22		5,076

		2,605,827		1,373,556		2,148,152

		129,619,333		120,315,089		94,235,967

Certificates of deposits		1,544,175		2,346,928		23,957,756

Total deposits	~~W~~	190,949,150	~~W~~	180,741,237	~~W~~	170,388,846

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

20. Debts

The details of debts as of December 31, 2011 and 2010, and January 1, 2010, consist of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan.1, 2010
Borrowings	~~W~~	12,494,205	~~W~~	9,899,664	~~W~~	9,569,832
Bonds sold under repurchase agreements and others		1,226,129		885,102		2,560,127
Call money		976,465		504,941		1,344,010

	~~W~~	14,696,799	~~W~~	11,289,707	~~W~~	13,473,969

The details of borrowings as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	Dec. 31, 2011	Dec. 31, 2010	Jan. 1. 2010
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.50	~~W~~650,616	~~W~~930,653	~~W~~1,343,725
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00	690,750	676,223	674,272
	Borrowings from banking institutions	Industrial Bank of Korea	2.64 ~ 3.00	6,281	10,654	19,473
	Borrowings from non-banking financial institutions	The Korea Development Bank	1.69 ~ 2.80	91,254	56,252	47,406
	Other borrowings	Small & Medium Business Corporation and others	0.50 ~ 6.09	2,339,967	2,059,495	1,783,816

				3,778,868	3,733,277	3,868,692

Borrowings in foreign currencies	Due to banks	JP Morgan Chase Bank N.A. and others	—	28,194	347,206	234,006
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.50~5.73	4,694,199	2,821,223	2,701,557
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.62~3.43	1,019,279	1,447,651	1,313,154
	Other borrowings	JP Morgan Chase Bank N.A. and others	—	2,973,665	1,550,307	1,452,423

				8,715,337	6,166,387	5,701,140

				~~W~~12,494,205	~~W~~9,899,664	~~W~~9,569,832

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of bonds sold under repurchase agreements and others as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011	Dec. 31, 2011		Dec. 31, 2011		Dec. 31, 2011		Dec. 31, 2011
	Lenders	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Bonds sold under repurchase agreements	Individuals, Groups, Corporations	2.40~4.64	~~W~~	1,147,604	~~W~~	809,516	~~W~~	2,495,289
Bills sold	Counter sale	1.97~3.78		78,525		75,586		64,838

			~~W~~	1,226,129	~~W~~	885,102	~~W~~	2,560,127

The details of call money as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011	Dec. 31, 2011		Dec. 31, 2011		Dec. 31, 2011		Dec. 31, 2011
	Lenders	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Call money in Korean won	Woori Asset Management Co., Ltd. and others	2.76~3.19	~~W~~	149,200	~~W~~	30,500	~~W~~	197,100
Call money in foreign currencies	Centralbank Uzbekistan and others	0.15~4.48		827,265		474,441		1,146,910

			~~W~~	976,465	~~W~~	504,941	~~W~~	1,344,010

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Call money and borrowings from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	882,410	~~W~~	94,055	~~W~~	976,465
Borrowings		650,616		8,665,530		147,342		9,463,488

	~~W~~	650,616	~~W~~	9,547,940	~~W~~	241,397	~~W~~	10,439,953

(In millions of Korean won)	Dec. 31, 2010
	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	442,528	~~W~~	62,413	~~W~~	504,941
Borrowings		930,653		6,123,740		109,554		7,163,947

	~~W~~	930,653	~~W~~	6,566,268	~~W~~	171,967	~~W~~	7,668,888

(In millions of Korean won)	Jan. 1, 2010
	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	1,203,910	~~W~~	140,100	~~W~~	1,344,010
Borrowings		1,343,725		5,589,059		178,959		7,111,743

	~~W~~	1,343,725	~~W~~	6,792,969	~~W~~	319,059	~~W~~	8,455,753

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

21. Debentures

The details of debentures as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010¹		Jan. 1, 2010
Debentures in Korean won
Hybrid capital instrument	8.50	~~W~~	100,000	~~W~~	100,000	~~W~~	100,000
Structured debentures	2.00~8.62		3,424,238		3,684,341		3,903,238
Subordinated fixed rate debentures in Korean won	4.27~7.70		7,995,571		7,323,268		7,972,273
Fixed rate debentures in Korean won	3.42~6.98		3,411,612		12,373,628		20,907,646
Floating rate debentures in Korean won	3.57~5.16		343,258		833,258		283,258

			15,274,679		24,314,495		33,166,415

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			15,964		57,045		—
Fair value adjustments on valuation of fair value hedged items (prior year portion)			42,494		(35,515)		(82,310)

			58,458		21,530		(82,310)

Discount or premium on debentures in Korean won
Discount on debentures			(47,272)		(16,626)		(28,238)

			15,285,865		24,319,399		33,055,867

Debentures in foreign currencies
Floating rate debentures	0.64 ~ 2.57		963,616		1,686,459		3,003,197
Fixed rate debentures	1.50 ~ 7.25		2,705,167		2,337,759		1,840,344

			3,668,783		4,024,218		4,843,541

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			47,986		(27,816)		—
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(90,778)		(83,832)		(106,270)

			(42,792)		(111,648)		(106,270)

Discount or premium on debentures in foreign currencies
Discount on debentures			(20,384)		(24,306)		(29,598)

			3,605,607		3,888,264		4,707,673

		~~W~~	18,891,472	~~W~~	28,207,663	~~W~~	37,763,540

¹	The amount of ~~W~~9,373,362 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in debentures based on face value for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Hybrid capital instrument	100,000	—	—	—	100,000
Structured debentures	3,684,341	500,000	(760,103)	—	3,424,238
Subordinated fixed rate debentures in Korean won	7,323,268	800,000	(127,697)	—	7,995,571
Fixed rate debentures in Korean won	12,373,628	4,300,000	(5,162,016)	(8,100,000)	3,411,612
Floating rate debentures in Korean won	833,258	340,000	(180,000)	(650,000)	343,258

	24,314,495	5,940,000	(6,229,816)	(8,750,000)	15,274,679

Debentures in foreign currencies
Floating rate debentures	1,686,459	—	(789,143)	66,300	963,616
Fixed rate debentures	2,337,759	412,374	(33,217)	(11,749)	2,705,167

	4,024,218	412,374	(822,360)	54,551	3,668,783

	28,338,713	6,352,374	(7,052,176)	(8,695,449)	18,943,462

	Dec. 31, 2010
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Hybrid capital instrument	100,000	—	—	—	100,000
Structured debentures	3,903,238	1,030,103	(1,249,000)	—	3,684,341
Subordinated fixed rate debentures in Korean won	7,972,273	500,000	(1,149,005)	—	7,323,268
Fixed rate debentures in Korean won	20,907,646	4,035,000	(12,569,018)	—	12,373,628
Floating rate debentures in Korean won	283,258	830,000	(280,000)	—	833,258

	33,166,415	6,395,103	(15,247,023)	—	24,314,495

Debentures in foreign currencies
Floating rate debentures	3,003,197	83,475	(1,350,042)	(50,171)	1,686,459
Fixed rates debentures	1,840,344	658,243	(181,933)	21,105	2,337,759

	4,843,541	741,718	(1,531,975)	(29,066)	4,024,218

	38,009,956	7,136,821	(16,778,998)	(29,066)	28,338,713

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

22. Provisions

The details of provisions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Provisions for unused loan commitments		146,873		284,675	~~W~~	289,087
Provisions for acceptances and guarantees		311,189		414,255		92,508
Provisions for asset retirement obligation		55,632		49,139		43,070
Other		104,921		269,805		149,896

	~~W~~	618,615	~~W~~	1,017,874	~~W~~	574,561

[1]	The amount of ~~W~~151,648 million related to the spin-off of credit card business from the Bank is included.

Provisions for unused loan commitments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	~~W~~	36,942,968	~~W~~	102,374	0.28
Retail loan commitments		14,632,998		44,499	0.30

	~~W~~	51,575,966	~~W~~	146,873	0.28

(In millions of Korean won)	Dec. 31, 2010
	Commitments outstanding		Provision[1]		Ratio (%)
Corporate loan commitments	~~W~~	27,656,011	~~W~~	110,123	0.40
Retail loan commitments		14,149,393		41,399	0.29
Credit line on credit cards		44,779,999		133,153	0.30

	~~W~~	86,585,403	~~W~~	284,675	0.33

[1]	The amount of ~~W~~133,153 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	~~W~~	27,062,379	~~W~~	114,301	0.42
Retail loan commitments		13,268,454		37,175	0.28
Credit line on credit cards		43,614,896		137,611	0.32

	~~W~~	83,945,729	~~W~~	289,087	0.34

Provisions for acceptances and guarantees as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,535,032	~~W~~	39,005	2.54
Confirmed acceptances and guarantees in foreign currencies		4,242,061		119,548	2.82
Unconfirmed acceptances and guarantees		5,695,456		152,636	2.68

	~~W~~	11,472,549	~~W~~	311,189	2.71

(In millions of Korean won)	Dec. 31, 2010[1]
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,710,324	~~W~~	48,070	2.81
Confirmed acceptances and guarantees in foreign currencies		4,314,929		150,934	3.50
Unconfirmed acceptances and guarantees		6,452,397		215,251	3.34

	~~W~~	12,477,650	~~W~~	414,255	3.32

[1]	The amount of ~~W~~6,298 million related to the spin-off of credit card business from the Bank is included.

(In millions of Korean won)	Jan. 1, 2010
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,636,561	~~W~~	19,892	1.22
Confirmed acceptances and guarantees in foreign currencies		5,221,895		38,943	0.75
Unconfirmed acceptances and guarantees		7,860,104		33,673	0.43

	~~W~~	14,718,560	~~W~~	92,508	0.63

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
Beginning[1]	~~W~~	414,255	~~W~~	284,675	~~W~~	698,930
Effects of changes in foreign exchange rate		2,130		131		2,261
Provision(reversal) [2]		(98,076)		4,851		(93,225)
Spin-off of credit card business effect		(7,120)		(142,784)		(149,904)

Ending	~~W~~	311,189	~~W~~	146,873	~~W~~	458,062

(In millions of Korean won)	Dec. 31, 2010
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
Beginning	~~W~~	92,508	~~W~~	289,087	~~W~~	381,595
Effects of changes in foreign exchange rate		(270)		(211)		(481)
Provision (reversal)		322,017		(4,201)		317,816

Ending	~~W~~	414,255	~~W~~	284,675	~~W~~	698,930

[1]	The amount of ~~W~~139,451 million related to the spin-off of credit card business from the Bank is included.
[2]	The amounts of ~~W~~10,452 million and ~~W~~(-)4,272 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.

The changes in provisions for asset retirement obligation for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	49,139	~~W~~	43,070
Provision		2,539		1,101
Reversal		—		(47)
Used		(1,736)		(1,505)
Unwinding of discount		2,504		2,574
Effects of changes in discount rate		3,186		3,946

Ending	~~W~~	55,632	~~W~~	49,139

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Provisions for membership rewards program	~~W~~	250	~~W~~	12,437	~~W~~	1,225
Dormant accounts		11,292		9,773		10,155
Provisions for litigations		5,489		4,484		2,375
Provisions for financial guarantee contracts		7,959		18,866		32,578
Others		79,931		224,245		103,563

	~~W~~	104,921	~~W~~	269,805	~~W~~	149,896

[1]	The amount of ~~W~~12,197 million related to the spin-off of credit card business from the Bank is included.

The changes in other provisions for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total
Beginning [1]	~~W~~	12,437	~~W~~	9,773	~~W~~	4,484	~~W~~	18,866	~~W~~	224,245	~~W~~	269,805
Increase [2]		3,469		10,377		4,656		13,818		396		32,716
Decrease [3]		(3,842)		(8,858)		(3,644)		(24,725)		(144,710)		(185,779)
Spin-off of Credit card business		(11,814)		—		(7)		—		—		(11,821)

Ending	~~W~~	250	~~W~~	11,292	~~W~~	5,489	~~W~~	7,959	~~W~~	79,931	~~W~~	104,921

[1]	The amount of ~~W~~12,197 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

[2]	The amount of ~~W~~2,969 million of profit or loss of discontinued operations as of December 31, 2011, is included.
[3]	The amount of ~~W~~789 million of profit or loss of discontinued operations as of December 31, 2011, is included.

(In millions of Korean won)

	Dec. 31, 2010
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total
Beginning	~~W~~	1,225	~~W~~	10,155	~~W~~	2,375	~~W~~	32,578	~~W~~	103,563	~~W~~	149,896
Increase [1]		22,622		6,838		2,109		136,415		19,621		187,605
Decrease		(11,410)		(7,220)		—		(150,127)		101,061		(67,696)

Ending	~~W~~	12,437	~~W~~	9,773	~~W~~	4,484	~~W~~	18,866	~~W~~	224,245	~~W~~	269,805

[1]	The amount of ~~W~~22,542 million of profit or loss of discontinued operations as of December 31, 2010, is included.

23. Other Liabilities

23.1 Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in the defined benefit obligation for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Present value of defined benefit obligation (beginning)	~~W~~	473,965	~~W~~	569,372
Current service cost		134,854		138,291
Interest cost		23,512		27,567
Actuarial gains(losses)		33,381		(26,192)
Exchange difference on foreign plans		28		38
Benefits paid		(17,919)		(253,427)
Past service cost[1]		45,538		—
Effects of curtailments		—		18,316
Spin-off		(14,582)		—

Present value of defined benefit obligation (ending)	~~W~~	678,777	~~W~~	473,965

[1]	Other provisions amounting to ~~W~~34,427 million as of December 31, 2010 are reclassified as defined benefit obligation

The changes in the fair value of plan assets for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Fair value of plan assets (beginning)	~~W~~	355,382	~~W~~	406,642
Expected return on plan assets		14,543		18,573
Actuarial gains (losses)		985		(6,787)
Contributions		221,317		191,039
Benefits paid		(17,243)		(254,085)
Spin-off		(11,658)		—

Fair value of plan assets (ending)	~~W~~	563,326	~~W~~	355,382

The details of defined benefit liability as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010¹		Jan. 1, 2010
Present value of defined benefit obligation	~~W~~	678,777	~~W~~	473,965	~~W~~	569,372
Fair value of plan assets		563,326		355,382		406,642

Defined benefit liability	~~W~~	115,451	~~W~~	118,583	~~W~~	162,730

¹	The amount of ~~W~~2,754 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011¹		Dec. 31, 2010¹
Current service cost	~~W~~	134,854	~~W~~	138,291
Interest cost		23,512		27,567
Expected return on plan assets		(14,543)		(18,573)
Actuarial losses (gains)		32,396		(19,405)
Past service cost		11,111		—
Effects of curtailments		—		18,316

Post-employment benefits	~~W~~	187,330	~~W~~	146,196

¹	The amounts of ~~W~~1,393 million and ~~W~~5,424 million of profit or loss of discontinued operations for the years ended December 31, 2011 and 2010, respectively, are included.

The actual return on plan assets is ~~W~~15,528 million and ~~W~~11,786 million for the years ended December 31, 2011 and 2010, respectively.

The details of plan assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Time deposits	~~W~~	563,326	~~W~~	355,382	~~W~~	406,642

Key actuarial assumptions used as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Ratio (%)
	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Discount rate	4.32	5.13	5.96
Expected return on plan assets	4.19	3.91	4.89
Future salary increase rate	4.55	4.99	5.10

Mortality assumptions are based on the 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each item as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Present value of defined benefits obligation	~~W~~	678,777	~~W~~	473,965	~~W~~	569,372
Fair value of plan assets		563,326		355,382		406,642

	~~W~~	115,451	~~W~~	118,583	~~W~~	162,730

Adjustments to defined benefits obligation		33,381		(26,192)
Adjustments to plan assets		(985)		6,787

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Group’s best estimate of contributions expected to be paid to plan during the annual period beginning after the reporting period amounts to ~~W~~91,365 million.

23.2 Other liabilities

The details of other liabilities, excluding defined benefits liabilities of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010¹		Jan. 1, 2010
Other financial liabilities
Other payables	~~W~~	1,966,386	~~W~~	1,863,592	~~W~~	3,032,085
Prepaid card and debit card		2,077		18,263		17,580
Accrued expenses		4,069,599		3,843,935		3,947,880
Financial guarantee liabilities		7,217		5,267		10,030
Deposits for letter of guarantees and others		188,021		167,980		160,945
Domestic exchange settlement credits		124,891		189,041		391,571
Foreign exchanges settlement credits		88,480		84,296		68,430
Borrowings from other business account		11,827		3,011		46,809
Payable to trust accounts		1,918,766		1,834,715		1,658,208
Liability incurred by agency relationship		197,537		381,896		344,668
Account for agency businesses		134,256		268,675		218,415
Others		51,822		47,731		74,941

		8,760,879		8,708,402		9,971,562

Other non-financial liabilities
Other payables		499,025		18,339		16,972
Unearned revenue		71,371		101,384		117,252
Accrued expenses		156,141		121,507		148,495
Deferred revenue on credit card points		—		124,867		140,191
Withholding taxes		149,184		97,243		95,979
Others		336,048		329,999		113,303

		1,211,769		793,339		632,192

	~~W~~	9,972,648	~~W~~	9,501,741	~~W~~	10,603,754

¹	The amount of ~~W~~727,198 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

24. Equity

24.1 Capital Stock

The details of outstanding shares of the Group as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Ordinary shares
	Dec. 31, 2011[2]		Dec. 31, 2010		Jan. 1, 2010
Number of shares authorized		1,000,000,000		1,000,000,000		1,000,000,000
Number of shares		404,379,116		496,379,116		496,379,116
Par Value per share	~~W~~	5,000	~~W~~	5,000	~~W~~	5,000
Capital[1]	~~W~~	2,021,896	~~W~~	2,481,896	~~W~~	2,481,896

[1]	In millions of Korean won.
[2]	Decrease is due to spin-off the credit card business for the year ended December 31, 2011.

24.2 Hybrid capital instruments

The details of hybrid capital instruments as of December 31, 2011 and 2010 and January 1, 2010, are as follows:

(In millions of Korean won)

	Issue date	Maturity	Annual interest rate (%)	Dec. 31, 2011	Dec. 31, 2010		Jan. 1, 2010
Hybrid capital instruments [1]	2009-03-31	2039-03-31	—	—	~~W~~	1,000,000	~~W~~	1,000,000

[1]

The Bank (issuer) has an option to call or redeem the hybrid capital instruments after five years from the issue date. The Bank also has the option to extend the hybrid capital instruments at maturity under the same terms and conditions.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

24.3 Capital surplus

The details of capital surplus as of December 31, 2011 and 2010 and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Paid-in capital in excess of par value¹	~~W~~	4,604,417	~~W~~	5,651,963	~~W~~	5,651,963
Gain on business combination		397,669		397,669		397,669
Revaluation increment		177,229		177,229		177,229
Other capital surplus		41,392		40,671		40,716
Loss on capital reduction		(934,900)		—		—

	~~W~~	4,285,807	~~W~~	6,267,532	~~W~~	6,267,577

¹	An amount of ~~W~~1,047,547 million corresponding to the ratio of capital reduced was offset against loss on capital reduction.

The gain on business combination is a gain from a bargain purchase from the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

24.4 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2011 and 2010 and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Gains (losses) on valuation of available-for-sale financial assets	~~W~~	296,098	~~W~~	748,677	~~W~~	655,856
Gains (losses) on valuation of held-to-maturity financial assets		12		16		21
Gains (losses) on valuation of equity method investments		(3,938)		(4,037)		(2,028)
Currency translation differences		(1,462)		(6,964)		—

	~~W~~	290,710	~~W~~	737,692	~~W~~	653,849

[1]	The amount of ~~W~~17,202 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

24.5 Retained earnings

The details of retained earnings as of December 31, 2011 and 2010, and January 1, 2010, consist of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Legal reserves	~~W~~	1,575,680	~~W~~	1,573,509	~~W~~	1,509,909
Voluntary reserves		7,389,863		7,380,812		6,907,212
Unappropriated retained earnings		3,496,375		1,507,210		2,052,959

	~~W~~	12,461,918	~~W~~	10,461,531	~~W~~	10,470,080

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. Also, with regard to the Tokyo branch, the Bank appropriates 10% of the Branch’s net income as other reserves in accordance with the Banking Law of Japan.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Article 29.1 through 29.2 of Regulation on supervision of Banking Business.

The details of the regulatory reserve for credit losses as of December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	—	~~W~~	—
Amounts estimated to be appropriated[1]		1,529,643		1,286,286

Ending	~~W~~	1,529,643	~~W~~	1,286,286

[1]	Ending balance as of December 31, 2010, includes ~~W~~267,816 million of the credit card business which separated from the banking unit.

The adjustments to the regulatory reserve for credit losses as of December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Provision of regulatory reserve for credit losses	~~W~~	243,357
Adjusted profit after provision of regulatory reserve for credit losses[1]		1,804,524

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision or reversal of regulatory reserve for credit losses before income tax is adjusted to the profit.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

25. Net Interest Income

The details of Interest income and expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Interest income[1]
Due from financial institutions	~~W~~	40,567	~~W~~	19,359

Loans		11,061,415		11,277,436
Financial investments
Available-for-sale financial assets		675,147		685,246
Held-to-maturity financial assets		647,180		694,296
Other[3]		149,342		179,321

		12,573,651		12,855,658

Interest expenses[2]
Deposits		4,978,666		4,740,542
Debts		273,454		238,155
Debentures		1,095,579		1,791,008
Other		76,123		62,450

		6,423,822		6,832,155

Net interest income	~~W~~	6,149,829	~~W~~	6,023,503

[1]	The amounts of ~~W~~214,245 million and ~~W~~1,317,774 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.
[2]	The amounts of ~~W~~77,411 million and ~~W~~477,191 million of profit or loss of discontinued operations as of December 30, 2011 and 2010, respectively, are included.
[3]

Interest income received in cash from written-off loans amounting to ~~W~~23,001 million and ~~W~~64,488 million, respectively, for the years ended December 31, 2011 and 2010, which were classified as non-operating income under previous K-GAAP, are reclassified as operating income under K-IFRS.

Interest income recognized on impaired loans is ~~W~~112,634 million (2010: ~~W~~94,174 million) for the year ended December 31, 2011. And there is no accrued interest recognized on impaired financial investments.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

26. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Fee and commission income¹
Banking activity fees	~~W~~	188,980	~~W~~	184,142
Lending activity fees		88,521		79,734
Credit card related fees and commissions		179,458		1,043,772
Agent activity fees		493,750		197,101
Trust and other fiduciary fees		145,490		125,103
Guarantee fees		34,181		38,752
Foreign currency related fees		114,067		109,172
Commissions from transfer agent services		209,655		277,683
Other business account commission on consignment		173,893		43,979
Other		139,635		278,082

		1,767,630		2,377,520

Fee and commission expense²
Trading activity related fees		14,600		14,385
Lending activity fees		14,385		11,362
Credit card related fees and commissions		103,609		549,704
Contributions to external institutions		20,721		18,709
Outsourcing related fees		64,568		53,176
Foreign currency related fees		17,859		17,375
Management fees of written-off loans[3]		17,179		31,852
Other		39,797		91,532

		292,718		788,095

Net fee and commission income	~~W~~	1,474,912	~~W~~	1,589,425

¹	The amounts of ~~W~~208,444 million and ~~W~~1,209,238 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.
²	The amounts of ~~W~~114,215 million and ~~W~~620,507 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.
[3]	Management fees of written-off loans which were classified as non-operating expense in previous K-GAAP, are reclassified as operating expense under K-IFRS.

The above amounts include fee and commission income of ~~W~~1,767,630 million and ~~W~~2,377,520 million from financial assets, and fee and commission expense of ~~W~~278,118 million and ~~W~~773,710 million from financial liabilities for the years ended December 31, 2011 and 2010, respectively, that are not at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

27. Net gain or loss from financial assets/liabilities at fair value through profit or loss

27.1 Net gain or loss from financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Financial assets held for trading
Debt securities	~~W~~	135,366	~~W~~	201,963
Equity securities		(19,409)		17,949

		115,957		228,912

Derivatives held for trading
Interest rate		(80,403)		(172,505)
Currency		888,324		706,872
Stock or stock index		64,856		(22,893)
Credit		259		2,044
Other		586		803

		873,622		514,321

Financial liabilities held for trading		(47)		(5,322)
Other financial instruments		230		(75)

	~~W~~	989,762	~~W~~	737,836

27.2 Net gain or loss from financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Financial assets designated at fair value through profit or loss	~~W~~	(119)	~~W~~	(54)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

28. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011[1]		Dec. 31, 2010[1]
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	~~W~~	66	~~W~~	592
Gains on sale of available-for-sale financial assets		589,161		105,632

		589,227		106,224

Revenue related to held-to-maturity financial assets
Reversal of impairment on held-to-maturity financial assets		117		4

		117		4

Gains on foreign exchange transactions		1,558,848		1,977,882
Dividend income		53,597		88,767
Others		316,865		330,459

		2,518,654		2,503,336

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—		46
Loss on sale of available-for-sale financial assets		209,896		350
Impairment on available-for-sale financial assets		41,352		31,814

		251,248		32,210

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		150		523

		150		523

Loss on foreign exchanges transactions		2,204,748		2,378,547
Others		1,152,145		1,132,150

		3,608,291		3,543,430

Net other operating income (expenses)	~~W~~	(1,089,637)	~~W~~	(1,040,094)

[1]	The amounts of ~~W~~(-)16,463 million and ~~W~~(-)68,059 million of loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

29. Employee Benefits

29.1 Details of employee benefits

The details of employee benefits for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011¹		Dec. 31, 2010¹
Salaries and other short-term employee benefits	~~W~~	1,444,019	~~W~~	1,491,466
Post-employment benefits-defined benefit plans		187,326		146,193
Post-employment benefits-defined contribution plans		192		—
Termination benefits		12,173		651,654
Share-based payments²		(10,585)		(9,162)

	~~W~~	1,633,125	~~W~~	2,280,151

¹	The amounts of ~~W~~13,382 million and ~~W~~63,887 million of loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.
²	Reversal of share-based payments was due to the decrease in share price.

29.2 Share-based payments

29.2.1. Share options

The details of the share options as of December 31, 2011, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Number of granted shares[1]	Vesting conditions
Series 12	2004.02.09	8	60,000	Service period: 1 year[4]
Series 13-1	2004.03.23	8	20,000	Service period: 1 year[3]
Series 15-1	2005.03.18	8	165,000	Service period: 3 years[3]
Series 15-2	2005.03.18	8	690,000	Service period: 3 years[4]
Series 17	2005.07.22	8	30,000	Service period: 3 years[4]
Series 18	2005.08.23	8	15,000	Service period: 3 years[4]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			2,845,000

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and number of shares are linked to certain performance conditions for the service period.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2011 and 2010, are as follows:

(In Korean won, except shares)
	Dec. 31, 2011
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
Series 10-1		40,063		23,385		16,678		—		—	~~W~~	—	—
Series 10-2		51,303		51,303		—		—		—		—	—
Series 11		5,091		5,091		—		—		—		—	—
Series 12		54,250		—		—		54,250		54,250		46,100	0.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	0.23
Series 15-1		125,362		—		—		125,362		125,362		54,656	1.21
Series 15-2		450,928		10,000		—		440,928		440,928		46,800	1.21
Series 16		8,827		8,827		—		—		—		—	—
Series 17		29,441		—		—		29,441		29,441		49,200	1.56
Series 18		7,212		—		—		7,212		7,212		53,000	1.65
Series 19		751,651		—		—		751,651		751,651		77,063	2.23
Series 20		25,613		—		—		25,613		25,613		81,900	2.33
Series 21		18,987		—		—		18,987		18,987		76,600	2.82
Series 22		657,498		—		—		657,498		657,498		77,100	3.11
Series 23		15,246		—		—		15,246		15,246		84,500	3.23
Series Kookmin Credit Card -1		22,146		—		22,146		—		—		—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—		—	—

		2,293,608		98,606		48,814		2,146,188		2,146,188

Weighted average exercise price	~~W~~	67,108	~~W~~	40,630	~~W~~	75,058	~~W~~	68,144	~~W~~	68,144

The weighted-average share price at the date of exercise for share options exercised for the year ended December 31, 2011, is ~~W~~57,960.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In Korean won, except shares)
	Dec. 31, 2010
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
Series 8-1		24,942		—		24,942		—		—	~~W~~	—	—
Series 8-2		191,831		5,000		186,831		—		—		—	—
Series 9		23,899		—		23,899		—		—		—	—
Series 10-1		40,063		—		—		40,063		40,063		47,360	0.22
Series 10-2		67,993		16,690		—		51,303		51,303		35,500	0.22
Series 11		5,091		—		—		5,091		5,091		40,500	0.65
Series 12		54,250		—		—		54,250		54,250		46,100	1.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	1.23
Series 14		610,000		—		610,000		—		—		—	—
Series 15-1		125,362		—		—		125,362		125,362		54,656	2.21
Series 15-2		480,714		—		29,786		450,928		450,928		46,800	2.21
Series 16		8,827		—		—		8,827		8,827		45,700	2.32
Series 17		29,441		—		—		29,441		29,441		49,200	2.56
Series 18		7,212		—		—		7,212		7,212		53,000	2.65
Series 19		751,651		—		—		751,651		751,651		77,063	3.23
Series 20		25,613		—		—		25,613		25,613		81,900	3.33
Series 21		18,987		—		—		18,987		18,987		76,600	3.82
Series 22		696,674		—		39,176		657,498		657,498		77,100	4.11
Series 23		15,246		—		—		15,246		15,246		84,500	4.23
Series Kookmin Credit Card -1		22,146		—		—		22,146		22,146		71,538	0.22
Series Kookmin Credit Card -2		9,990		—		—		9,990		9,990		129,100	0.24

		3,229,932		21,690		914,634		2,293,608		2,293,608

Weighted average exercise price	~~W~~	63,028	~~W~~	13,163	~~W~~	18,060	~~W~~	67,108	~~W~~	67,108

The weighted-average share price for share options exercised for the year ended December 31, 2010, was ~~W~~53,878.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 12 (Directors)	~~W~~	37,500	~~W~~	46,100	20.22	0.05	~~W~~	4	3.40	~~W~~	1
Series 12 (Employees)		37,500		46,100	20.22	0.05		4	3.40		1
Series 13-1 (Directors)		37,500		48,650	38.54	0.11		8	3.40		51
Series 15-1 (Directors)		37,500		54,656	47.50	0.61		44	3.40		1,564
Series 15-2 (Directors)		37,500		46,800	47.50	0.61		44	3.40		2,794
Series 15-2 (Employees)		37,500		46,800	47.50	0.61		44	3.40		2,794
Series 17 (Directors)		37,500		49,200	42.94	0.78		57	3.40		2,467
Series 18 (Employees)		37,500		53,000	42.92	0.21		16	3.40		151
Series 19 (Directors)		37,500		76,726	38.64	1.12		81	3.40		424
Series 19 (Employees)		37,500		77,390	42.46	0.79		58	3.40		256
Series 20 (Employees)		37,500		81,900	40.71	0.89		65	3.40		194
Series 21 (Employees)		37,500		76,600	35.85	1.39		100	3.39		523
Series 22 (Directors)		37,500		77,100	52.02	0.44		33	3.40		135
Series 22 (Employees)		37,500		77,100	35.01	1.67		120	3.38		719
Series 23 (Non-executive directors)		37,500		84,500	48.62	0.56		41	3.40		107

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

29.2.2. Share Grants

The Bank changed the scheme of share based payment from share option to share grant in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grant as of December 31, 2011, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5,6]
Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 19	2010.01.01	9,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6,7]
Series 20-1	2010.01.08	24,746	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6,7]
Series 20-2	2010.01.08	105,714	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6,7]
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 24	2010.08.03	57,072	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6,7]
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [4,6]
Series 33	2011.07.07	5,736	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 34	2011.08.10	10,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 35	2011.10.12	8,346	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 36	2011.10.18	8,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6,8]
Grant deferred in 2010	—	15,496	Satisfied
Grant deferred in 2011	—	3,589	Satisfied

		524,279

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period
[2]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the relative EPS and qualitative indicators, such as a trend of ROA of last two years, respectively.

[3]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Bank and the targeted relative TSR, respectively.

[4]	The number of granted shares to be compensated is not linked to performance, but fixed.
[5]	The number of granted shares to be compensated was changed based on a new contract made for the year ended December 31, 2010, after cancellation of the previous contact.
[6]	Certain portion of the granted shares is compensated over a maximum period of three years.
[7]	Fair value of compensation per granted share is confirmed.
[8]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of share grants linked to short-term performance as of December 31, 2011, are as follows:

	Grant date	Number of vested shares [1]	Vesting conditions
Share granted in 2010	2010.01.01	82,415	Satisfied
Share granted in 2011	2011.01.01	165,343	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)
Linked to long term performance
Series 13	1.00~3.00	3.40	~~W~~	36,339	36,339~42,634
Series 17	1.00~3.00	3.40		36,343	36,343~42,634
Series 19	—	3.40		—	36,291
Series 20-1	0.02~4.00	3.40		8,718	36,916~44,159
Series 20-2	0.02~4.00	3.40		8,718	36,917~44,159
Series 23	1.53~4.53	3.38		21,644	36,110~42,520
Series 24	0.59~4.00	3.40		9,086	36,222~42,634
Series 25	1.53~4.53	3.38		21,644	36,110~42,520
Series 27	0.72~4.00	3.40		5,225	36,169~42,634
Series 28	1.00~4.00	3.40		4,609	36,211~42,634
Series 29	1.00~4.00	3.40		5,286	36,211~42,634
Series 30	1.00~4.00	3.40		5,606	36,211~42,634
Series 31	1.00~4.00	3.40		5,623	36,211~42,634
Series 32	2.23~5.17	3.36		—	36,302~42,729
Series 33	1.50~4.17	3.39		15,878	36,283~42,634
Series 34	1.61~4.17	3.38		18,635	36,280~42,634
Series 35	2.00~4.17	3.37		21,198	36,109~42,634
Series 36	2.00~4.17	3.37		21,649	36,109~42,634
Grant deferred in 2010	0.25~3.25	3.38		—	37,060~42,634
Grant deferred in 2011	0.25~3.25	3.38		—	36,479~42,634

Linked to short-term performance
Share granted in 2010	0.59~2.00	3.38		—	37,060~41,104
Share granted in 2011	0.23~3.00	3.38		—	36,479~42,634

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2011, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

As of December 31, 2011 and 2010, and January 1, 2010, the accrued expenses related to share-based payments including share options and share grants amounted to ~~W~~ 19,138 million, ~~W~~ 33,417 million and ~~W~~ 46,572 million, respectively, and the compensation costs from share options and share grants amounting to ~~W~~ 10,585 million were reversed for the year ended December 31, 2011, and compensation costs amounting to ~~W~~ 18,154 million were reversed for the year ended December 31, 2010. There is no intrinsic value of the vested share options (December 31, 2010: ~~W~~ 8,615 million, January 1, 2010: ~~W~~ 17,571 million).

30. General and administrative expenses

The details of depreciation and amortization for the years periods ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010¹
Depreciation and amortization	~~W~~	295,634	~~W~~	333,308

[1]	The amount of ~~W~~12,380 million of profit or loss of discontinued operations as of December 31, 2010, is included.

The details of other general and administrative expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011¹		Dec. 31, 2010¹
Welfare expense	~~W~~	527,780	~~W~~	557,231
Rental expense		239,989		239,138
Tax and dues		107,632		127,321
Communication		51,172		46,698
Electricity and utilities		20,702		20,994
Publication		17,410		21,307
Repairs and maintenance		14,652		15,620
Vehicle		37,149		38,861
Travel		3,181		3,371
Training		22,885		19,518
Service fees		93,573		107,096
Others		348,155		367,405

	~~W~~	1,484,280	~~W~~	1,564,560

¹	The amounts of ~~W~~ 29,335 million and ~~W~~ 148,125 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

31. Tax expense

Income tax expense for the years ended December 31, 2011 and 2010, consists of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Continued operations
Tax payable
Current tax expense	~~W~~	659,723	~~W~~	(23,493)
Adjustments recognized in the period for current tax of prior years		23,553		(172,291)

		683,276		(195,784)

Changes in deferred income tax assets (liabilities)		(133,788)		(132,281)

Income tax expense of overseas branch		18,296		13,513

Income tax recognized directly in equity
Exchange differences on translating foreign operations		—		(396)
Change in value of available-for-sale financial assets		122,250		(21,794)
Comprehensive income of investment under equity method		(18)		—
Changes for available-for-sale due to spin-off		(4,870)		—
Loss on capital reduction		1,796		—
Other capital changes		(180)		—

		118,978		(22,190)

Consolidated tax effect		(12,003)		(10,860)

Tax expense(benefit)	~~W~~	674,759	~~W~~	(347,602)

Discontinued operations
Tax payable

Current tax expense	~~W~~	41,304	~~W~~	238,851

Changes in deferred income tax assets(liabilities)		(2,130)		7,924

Tax expense recognized directly in equity
Gain on valuation of available-for-sale financial assets		—		(923)

Tax expense	~~W~~	39,174	~~W~~	245,852

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2011 and 2010, follows:

(In millions of Korean won)	Proportion (%)	Dec. 31, 2011		Dec. 31, 2010
Net profit before income tax		~~W~~	2,601,361	~~W~~	(960,890)

Tax at the applicable tax rate[1]	24.20	~~W~~	629,529	~~W~~	(232,464)
Non-taxable income	(0.51)		(13,173)		(8,394)
Non-deductible expense	0.50		13,023		4,290
Tax credit and tax exemption	(0.07)		(1,899)		(5,967)
Temporary difference for which no deferred tax is recognized	(0.10)		(2,567)		61,210
Deferred tax relating to changes in recognition and measurement	—		—		(9,028)
Adjustments recognized in the period for current tax of prior years	0.91		23,553		(172,291)
Income tax expense of overseas branch	0.70		18,296		13,513
Tax effect of investments in subsidiaries	0.06		1,527		10,871
Effects from change in tax rate	0.71		18,399		(1,232)
Consolidated tax effect	(0.46)		(12,003)		(10,860)
Others	—		74		2,750

Tax expense(income)	25.94	~~W~~	674,759	~~W~~	(347,602)

Discontinued operations
Net income before tax		~~W~~	160,453	~~W~~	1,010,203

Tax expense calculated by applied tax rate[1]	24.18	~~W~~	38,803	~~W~~	244,443
Non-deductible expense	0.47		757		3,776
Others	(0.24)		(386)		(2,366)

Tax expense	24.41	~~W~~	39,174	~~W~~	245,853

[1]	Applicable income tax rate for ~~W~~ 200 million and below is 11%, and for over ~~W~~ 200 million is 24.2%, which is composed of corporate tax and local income tax.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Income tax refund receivable prior to offsetting	~~W~~	(207,490)	~~W~~	(299,033)	~~W~~	(167,205)
Tax payables prior to offsetting[1]		709,637		211,847		258,902

Tax payables (receivable) after offsetting		502,147		(87,186)		91,697
Adjustment on consolidated tax payable and others[2]		(12,003)		(10,860)		—
Receivable(Payable)[3]		(480,061)		125,933		—

Current tax payable	~~W~~	10,083	~~W~~	27,887	~~W~~	91,697

[1]

Includes income tax payable of ~~W~~8,941 million and ~~W~~7,715 million and ~~W~~1,464 million from current tax liabilities which are not to be offset against income tax refund receivable, such as overseas branches, as of December 31, 2011 and 2010 and January 1, 2010.

[2]	Tax expense reduced due to introducing consolidated tax return was reclassified as tax benefit.
[3]

The amount of income tax payable(income tax refund receivable) by the Bank is reclassified as accounts payable(accounts receivable), not to the tax authority, but to KB Financial Group Inc. due to the adoption of tax consolidation.

32. Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2011, of ~~W~~ 1,627 per share, amounting to total dividends of ~~W~~ 657,925 million, is to be proposed at the annual general meeting on March 22, 2012. The Group’s consolidated financial statements as of December 31, 2011, do not reflect this dividend payable.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

33. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	~~W~~	(6,964)	~~W~~	5,502	~~W~~	—	~~W~~	—	~~W~~	(1,462)
Change in value of available-for-sale financial assets		748,677		(81,240)		(488,719)		117,380		296,098
Change in value of held-to-maturity financial assets		16		—		(4)		—		12
Shares of other comprehensive income of associates and joint ventures		(4,037)		117		—		(18)		(3,938)

	~~W~~	737,692	~~W~~	(75,621)	~~W~~	(488,723)	~~W~~	117,362	~~W~~	290,710

[1]	The amount of ~~W~~17,202 million related to the spin-off of credit card business from the Bank is included.

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending[1]
Exchange differences on translating foreign operations	~~W~~	—	~~W~~	(6,568)	~~W~~	—	~~W~~	(396)	~~W~~	(6,964)
Change in value of available-for-sale financial assets		655,856		53,907		61,631		(22,717)		748,677
Change in value of held-to-maturity financial assets		21		—		(5)		—		16
Share of other comprehensive income of associates and joint ventures		(2,028)		(2,009)		—		—		(4,037)

	~~W~~	653,849	~~W~~	45,330	~~W~~	61,626	~~W~~	(23,113)	~~W~~	737,692

[1]	The amount of ~~W~~17,202 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

34. Trust Accounts

Financial information of the trust accounts the Group manages as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Total assets		Operating revenues		Total assets		Operating revenues		Total assets
Consolidated	~~W~~	28,505	~~W~~	4,139	~~W~~	29,905	~~W~~	6,037	~~W~~	31,124
Non-consolidated		20,137,524		895,153		16,777,920		831,306		13,737,628

	~~W~~	20,166,029	~~W~~	899,292	~~W~~	16,807,825	~~W~~	837,343	~~W~~	13,768,752

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Revenues
Fees and commissions from trust accounts	~~W~~	145,490	~~W~~	125,103
Commissions from early termination in trust accounts		226		181

	~~W~~	145,716	~~W~~	125,284

Expenses
Interest expenses on due to trust accounts	~~W~~	59,891	~~W~~	32,242

Assets
Accrued trust fees	~~W~~	35,520	~~W~~	25,208

Liabilities
Due to trust accounts	~~W~~	1,918,766	~~W~~	1,834,715
Accrued interest on due to trust accounts		6,204		3,603

	~~W~~	1,924,970	~~W~~	1,838,318

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

As of December 31, 2011 and 2010, and January 1, 2010, the carrying amounts of the trust accounts for which the Group guarantees payment of principal are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Old age pension	~~W~~	5,267	~~W~~	6,050	~~W~~	7,271
Personal pension		1,715,696		1,701,990		1,689,203
Pension trust		1,183,155		1,032,277		829,359
Retirement trust		132,823		325,077		408,128
New personal pension		82,493		82,229		78,572
New old age pension		12,963		17,445		22,519

	~~W~~	3,132,397	~~W~~	3,165,068	~~W~~	3,035,052

[1]

The carrying amount of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2011 and 2010, and January 1, 2010, there is no amount the Group has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal.

35. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Cash	~~W~~	1,840,826	~~W~~	1,594,503	~~W~~	1,567,195
Checks with other banks		981,269		743,270		1,241,481
Due from Bank of Korea		3,942,158		2,972,548		5,734,677
Due from other financial institutions		1,910,415		993,859		577,251

		8,674,668		6,304,180		9,120,604

Restricted due from financial institutions		(4,008,057)		(3,013,078)		(5,784,004)
Due from financial institutions with original maturities over three months		(125,520)		(108,196)		(60,369)

		(4,133,577)		(3,121,274)		(5,844,373)

	~~W~~	4,541,091	~~W~~	3,182,906	~~W~~	3,276,231

[1]	The amount of ~~W~~361,806 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Significant non-cash transactions for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Decrease in loans due to the write-offs	~~W~~	1,751,232	~~W~~	2,229,957
Changes in accumulated other comprehensive income due to valuation of investment securities		(452,583)		92,816
Changes in accumulated other comprehensive income due to investment in associates		99		(2,009)
Increase in available-for-sale equity investments from debt-equity swap		—		132,938
Decrease in net assets due to spin-off		2,111,951		—

Cash inflow and outflow due to paid from income tax, received (paid) from interest and dividend for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Income tax paid	~~W~~	57,736	~~W~~	234,254
Interest received		12,951,265		13,793,334
Interest paid		6,282,209		6,907,766
Dividends received		57,526		90,207
Dividends paid		46,331		159,905

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

36. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010

Confirmed acceptances and guarantees Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	~~W~~	—	~~W~~	802,715	~~W~~	762,199
Acceptances and guarantees for KB purchasing loan		684,445		19,724		—
Bid bond		402		—		—
Performance bond		649		—		—
Other acceptances and guarantees		849,536		887,885		874,362

		1,535,032		1,710,324		1,636,561

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		411,145		294,191		395,410
Letter of guarantees		57,903		65,966		71,323
Bid bond		41,721		64,462		47,406
Performance bond		437,046		647,318		530,191
Refund guarantees		3,025,855		2,945,179		3,844,148
Other acceptances and guarantees		268,391		297,813		333,417

		4,242,061		4,314,929		5,221,895

Financial guarantees
Acceptances and guarantees for debentures		208		397		890
Acceptances and guarantees for mortgage		57,079		69,901		82,372
Overseas debt guarantees		244,929		239,707		216,424
International financing guarantees in foreign currencies		—		292,470		296,502
Financial guarantees		20,000		—		—

		322,216		602,475		596,188

		6,099,309		6,627,728		7,454,644

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		4,023,393		4,362,986		5,181,392
Refund guarantees		1,672,063		2,089,411		2,678,712

		5,695,456		6,452,397		7,860,104

	~~W~~	11,794,765	~~W~~	13,080,125	~~W~~	15,314,748

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Acceptances and guarantees by counter party as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,506,750	~~W~~	2,954,567	~~W~~	7,461,317	63.26
Small companies		1,499,262		1,005,318		2,504,580	21.23
Public and others		93,297		1,735,571		1,828,868	15.51

	~~W~~	6,099,309	~~W~~	5,695,456	~~W~~	11,794,765	100.00

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,620,841	~~W~~	2,901,615	~~W~~	7,522,456	57.51
Small companies		1,893,387		1,277,378		3,170,765	24.24
Public and others		113,500		2,273,404		2,386,904	18.25

	~~W~~	6,627,728	~~W~~	6,452,397	~~W~~	13,080,125	100.00

(In millions of Korean won)
	Jan. 1, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	5,279,776	~~W~~	3,511,025	~~W~~	8,790,801	57.40
Small companies		2,062,959		1,346,199		3,409,158	22.26
Public and others		111,909		3,002,880		3,114,789	20.34

	~~W~~	7,454,644	~~W~~	7,860,104	~~W~~	15,314,748	100.00

Acceptances and guarantees by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Public sector	~~W~~	58,129	~~W~~	1,663,052	~~W~~	1,721,181	14.59
Financial institutions		75,048		5,176		80,224	0.68
Service		157,312		49,197		206,509	1.75
Manufacturing		4,176,658		2,884,922		7,061,580	59.87
Others		1,632,162		1,093,109		2,725,271	23.11

	~~W~~	6,099,309	~~W~~	5,695,456	~~W~~	11,794,765	100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Public sector	~~W~~	38,641	~~W~~	2,207,654	~~W~~	2,246,295	17.18
Financial institutions		28,059		2,067		30,126	0.23
Service		301,884		31,747		333,631	2.55
Manufacturing		4,489,697		3,263,259		7,752,956	59.27
Others		1,769,447		947,670		2,717,117	20.77

	~~W~~	6,627,728	~~W~~	6,452,397	~~W~~	13,080,125	100.00

(In millions of Korean won)
	Jan. 1, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Public sector	~~W~~	329	~~W~~	2,948,404	~~W~~	2,948,733	19.25
Financial institutions		44,304		72,819		117,123	0.76
Service		271,437		43,144		314,581	2.06
Manufacturing		4,981,682		3,859,891		8,841,573	57.73
Others		2,156,892		935,846		3,092,738	20.20

	~~W~~	7,454,644	~~W~~	7,860,104	~~W~~	15,314,748	100.00

Commitments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Commitments
Corporate loan commitments	~~W~~	36,942,968	~~W~~	27,656,011	~~W~~	27,062,379
Retail loan commitments		14,632,998		14,149,393		13,268,454
Credit line on credit cards		—		44,779,999		43,614,896
Other acceptance and guarantees in won		1,000,000		—		—
Other acceptance and guarantees in foreign currencies		—		—		—
Private indirect reinvestment trusts for the stabilization of bond markets		1,037,826		518,913		518,913
UAMCO., Ltd.		89,950		89,950		162,750

		53,703,742		87,194,266		84,627,392

Financial Guarantees
Credit line		471,951		155,162		297,670
Purchase of security investment		151,000		396,050		521,500

		622,951		551,212		819,170

	~~W~~	54,326,693	~~W~~	87,745,478	~~W~~	85,446,562

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Other Matters (including litigation)

a) The Group has filed 74 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~689,139 million, and faces 153 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~633,183 million, which arose in the normal course of the business and are still pending as of December 31, 2011.

The Korea Lottery Service Inc. filed lawsuit against the Bank in relation to the commitment fees (a case with the total damages of ~~W~~134,279 million). The lawsuit was decided in a partial favor of the Bank on August 12, 2011. As the government (lottery fund) is substantially responsible for the commitment fees, the Bank expects that the result of the lawsuit would not affect its financial statements.

Meanwhile, the government filed a civil lawsuit against the Korea Lottery Service Inc., an accounting firm and the Bank seeking total damages of ~~W~~320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to an illegal act of the Bank’s employees and other parties. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010. In October 2010, the government appealed the case to the Supreme Court of Korea, where it is currently pending. It is uncertain as to whether the Bank will be ultimately liable for the damages in the aforementioned lawsuit. The amount of potential liabilities cannot be estimated as of December 31, 2011.

b) According to shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

c) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed to owe additional corporate tax including local income tax of ~~W~~482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication on August 2007 for repayment of the amount of ~~W~~482,643 million. Of this amount, ~~W~~117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Further a portion of the claim amounting to ~~W~~970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ~~W~~364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial.

(d) The Bank and KB Kookmin Card Co., Ltd. are jointly liable for the obligation of the Bank before spin-off.

37. Asset-backed securitization

The Group transferred loans and other financial assets to SPEs, and issued debentures secured by those transferred assets.

The details of borrowings which are secured by loans and other financial assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Interest	Expiration	Senior		Underlying assets
	rates (%)	date	debentures		Loans
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	2.57	2039.12.08	~~W~~	335,169	~~W~~	434,376
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.16	2012.10.09		3,258		19,000

Net Senior debentures			~~W~~	338,427	~~W~~	453,376

	Dec. 31, 2010
(In millions of Korean won)	Interest	Expiration	Senior		Underlying assets
	rates (%)	date	debentures		Loans
KB 14th Securitization Specialty Co., Ltd.[3]	6.03 ~ 6.57	2011.10.04 ~ 2012.01.04	~~W~~	30,000	~~W~~	85,564
KB Mortgage Loan First Securitization Specialty Co., Ltd.[1]	1.98	2039.12.08		423,379		522,059
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd. [2]	5.08	2012.10.09		3,258		19,000

Total				456,637		626,623
Discounts on debentures				(12)		—

Net Senior debentures			~~W~~	456,625	~~W~~	626,623

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Interest	Expiration	Senior		Underlying assets
	rates (%)	date	debentures		Loans
KB 12th Securitization Specialty Co., Ltd.[3]	7.00 ~ 8.50	2011.01.21	~~W~~	70,000	~~W~~	72,882
KB 13th Securitization Specialty Co., Ltd.[3]	3.82 ~ 6.41	2011.07.02		165,000		218,980
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	2.63	2039.12.08		540,520		592,054
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.[2]	6.27	2012.10.09		3,258		19,000

Total				778,778		902,916
Discounts on debentures				(297)		—

Net Senior debentures			~~W~~	778,481	~~W~~	902,916

[1]	Included in the floating rate debentures in foreign currencies (Note 21).
[2]	Included in the floating rate debentures in Korean won (Note 21).
[3]	Included in the fixed rate debentures in Korean won (Note 21).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

38. The Subsidiaries

The details of subsidiaries as of December 31, 2011, are as follows:

Name of subsidiaries	Ownership interests(%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	England	Banking and foreign exchange transaction

Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction

Kookmin Bank Cambodia PLC.	53.19	Cambodia	Banking and foreign exchange transaction

Principal & interest guaranteed trust[1]	—	Korea	Trust

KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others[1]	—	Korea and others	Asset-backed securitization

KB Evergreen Private Securities26 and 21 others[1]	100.00	Korea	Private equity fund

[1]	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.

The condensed financial information of major subsidiaries as of December 31, 2011 and 2010, and January 1, 2010, and for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Assets		Liabilities		Equity		Operating revenue		Profit for the period
Kookmin Bank Int’l Ltd.(London) [1]	~~W~~	467,066	~~W~~	399,358	~~W~~	67,708	~~W~~	15,542	~~W~~	2,972
Kookmin Bank Hong Kong Ltd. [2]		565,764		443,016		122,748		20,266		6,312
Kookmin Bank Cambodia PLC.[3]		53,240		35,991		17,249		3,331		739

(In millions of Korean won)

	Dec. 31, 2010
	Assets		Liabilities		Equity		Operating revenue		Profit for the period
Kookmin Bank Int’l Ltd.(London) [1]	~~W~~	363,372	~~W~~	298,924	~~W~~	64,448	~~W~~	16,126	~~W~~	2,062
Kookmin Bank Hong Kong Ltd. [2]		538,775		423,534		115,241		22,550		7,390
Kookmin Bank Cambodia PLC. [3]		39,328		23,054		16,274		3,110		(600)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Assets		Liabilities		Equity
Kookmin Bank Int’l Ltd. (London) [1]	~~W~~	465,665	~~W~~	398,725	~~W~~	66,940
Kookmin Bank Hong Kong Ltd. [2]		709,677		604,346		105,331
Kookmin Bank Cambodia PLC. [3]		27,492		13,705		13,787

[1]	Kookmin Bank Int’l Ltd. (London)

Kookmin Bank Int’l Ltd. (London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd. (London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd. (London)’s paid-in capital as of December 31, 2011, is USD 30,392,000.

[2]	Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid-in capital as of December 31, 2011, is USD 20,000,000.

[3]	Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership in Kookmin Bank Cambodia PLC. in May 2009. As of September 30, 2011, Kookmin Bank owns 53.19% through its participation in paid-in capital increase in December 2010. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2011, is USD 16,000,000.

Special Purpose Company specializing in a business of asset-backed securitization

Special Purpose Company operates issuing and redeeming the asset-backed securities by purchasing, managing, investing and selling of the right to the loans (securitization assets) in accordance with Asset-Backed Securitization Act.

Other subsidiaries are private equity funds, and principal and interest guaranteed trust.

Special purpose entities

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly Special Purpose Entities (SPEs), with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Group consolidates an SPE when, in substance, the Group controls the SPE as follows:

(a) In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operations;

(b) In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

(c) In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

(d) In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs are asset securitization specialty company, project financing company, private equity fund, partnership and others and the purpose of business activities of SPEs are the securitization of assets, providing lines of credit, granting loans, investing in equity shares, and managing assets.

Changes in subsidiaries

KB Evergreen Private Securities35 and 35 other private equity funds were newly consolidated during the year ended December 31, 2011. KB 9th Securitization Specialty Co., Ltd. and five others, and PCA Income Private Securities A-5 and 26 other private equity funds were excluded from the consolidation due to their liquidation.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

39. Finance/Operating Lease

39.1 Finance lease

The future minimum lease payments arising as of December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Net Carrying amount of finance lease assets	~~W~~	18,477
Minimum lease payment
Within 1 year		754
1-5 years		637

		1,391

Present value of minimum lease payment
No later than 1 year		697
1-5 years		601

		1,298

Contingent rent		—
Minimum sublease payment		—

39.2 Operating lease

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Minimum lease payment
Within 1 year	~~W~~	100,488
1-5 years		76,656
Over 5 years		1,287

		178,431

Minimum sublease payment		(389)
Lease payment reflected in profit or loss
Minimum lease payment		183,152
Contingent rent		—
Sublease payment		(176)

		182,976

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

40. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
Parent
KB Financial Group Inc.	~~W~~	—	~~W~~	2,584	~~W~~	—	~~W~~	—	~~W~~	16,889
Parent’s subsidiaries
KB Investment Co., Ltd.		—		9		4		—		1,508
KB Data System Co., Ltd.		—		216		—		—		31,801
KB Real Estate Trust Co., Ltd.		—		75		—		—		525
KB Life Insurance Co., Ltd.		—		43,156		—		—		9
KB Credit Information Co., Ltd.		—		596		—		—		27,664
KB Asset Management Co., Ltd.		—		356		—		—		3,410
KB Investment and Security Co., Ltd.		—		5,708		—		—		5,931
KB Kookmin Card Co., Ltd.		—		240,159		—		—		14,088
Powernet Technologies Co., Ltd.		—		—		—		—		119
Associates
KB06-1 Venture Investment Partnership		—		—		—		—		65
KB08-1 Venture Investment Partnership		—		—		—		—		179
Korea Credit Bureau Co., Ltd.		—		—		—		—		168
UAMCO., Ltd.		13,455		1,196		(3)		40,879		3
United PF 1st Recovery Private Equity Fund		30,722		—		—		—		—
JSC Bank CenterCredit		—		—		—		—		218
Associate of Parent’s subsidiaries
KB Global Star Game & Apps SPAC		—		—		—		—		36
Semiland Co., Ltd.		—		17		(3)		—		1
Powerrex Corporation Co., Ltd.		—		74		(104)		—		1
Sehwa Electronics		—		21		—		—		19
Serit Platform		—		85		26		—		—
DSplant Co., Ltd.		—		229		—		—		—
Key management		—		335		(1)		—		297
Other
Retirement pension		—		199		—		—		898

	~~W~~	44,177	~~W~~	295,015	~~W~~	(81)	~~W~~	40,879	~~W~~	103,829

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Interest income and others		Provision (reversal)		Interest expense and others
Parent
KB Financial Group Inc.	~~W~~	2,211	~~W~~	—	~~W~~	26,638
Parent’s subsidiaries
KB Investment Co., Ltd.		48		—		1,529
KB Data System Co., Ltd.		65		—		41,611
KB Real Estate Trust Co., Ltd.		188		—		153
KB Life Insurance Co., Ltd.		40,049		—		3
KB Futures Co., Ltd.		184		(4)		2,723
KB Credit Information Co., Ltd.		433		(14)		38,574
KB Asset Management Co., Ltd.		492		(1)		2,566
KB Investment and Security Co., Ltd.		7,496		35		6,929
Associates
KB06-1 Venture Investment Partnership		—		—		209
KB08-1 Venture Investment Partnership		—		—		147
Korea Credit Bureau Co., Ltd.		3		—		186
UAMCO., Ltd.		1,950		71		95
Associate of Parent’s subsidiaries
KB Global Star Game & Apps SPAC		—		—		10
Semiland Co., Ltd		25		7		—
Powerrex Corporation Co., Ltd		32		(5)		1
Sehwa Electronics		37		(3)		17
Serit Platform		60		(24)		5
KT wibro infra Co., Ltd		3		—		55
Joint venture of Parent’s subsidiaries
Burrill-KB Life Science Fund		—		—		1
Key management		10,403		30		534
Other
Retirement pension		107		—		453

	~~W~~	63,786	~~W~~	92	~~W~~	122,439

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Receivables		Allowances for loans losses		Payables
Parent
KB Financial Group Inc.	~~W~~	—	~~W~~	—	~~W~~	548,861
Parent’s subsidiaries
KB Investment Co., Ltd.		—		—		33,849
KB Data System Co., Ltd.		3,010		—		18,130
KB Real Estate Trust Co., Ltd.		—		—		3,100
KB Life Insurance Co., Ltd.		3,209		—		2,057
KB Credit Information Co., Ltd.		—		—		14,658
KB Asset Management Co., Ltd.		63		—		80,984
KB Investment and Security Co., Ltd.		2,481		—		296,356
KB Kookmin Card Co., Ltd.		28,235		—		493,309
Associates
KB06-1 Venture Investment Partnership		—		—		4,009
KB08-1 Venture Investment Partnership		—		—		10,468
Korea Credit Bureau Co., Ltd.		—		—		12,575
UAMCO., Ltd.		38,745		68		146
JSC Bank CenterCredit		—		—		23,066
Associate of Parent’s subsidiaries
Joam Housing Development Co., Ltd		—		—		58
KB Global Star Game & Apps SPAC		—		—		21,766
Semiland Co., Ltd.		151		4		114
Powerrex Corporation Co., Ltd		—		—		10
Sehwa Electronics		38		—		649
Serit Platform		768		76		17
DSplant Co., Ltd		2,307		—		97
Key management		22,321		32		8,666
Other
Retirement pension		—		—		36,516

	~~W~~	101,328	~~W~~	180	~~W~~	1,609,461

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Receivables		Allowances for loans losses		Payables
Parent
KB Financial Group Inc.	~~W~~	126,168	~~W~~	—	~~W~~	798,265
Parent’s subsidiaries
KB Investment Co., Ltd.		33		—		55,124
KB Data System Co., Ltd.		1,268		1		16,781
KB Real Estate Trust Co., Ltd.		130		—		2,017
KB Life Insurance Co., Ltd.		2,080		1		9,407
KB Futures Co., Ltd.		1,919		—		1,410
KB Credit Information Co., Ltd.		134		—		17,661
KB Asset Management Co., Ltd.		133		—		58,442
KB Investment and Security Co., Ltd.		105,388		36		128,398
Powernet Technologies Co., Ltd.		—		—		24,395
Associates
KB06-1 Venture Investment Partnership		—		—		10,028
KB08-1 Venture Investment Partnership		—		—		4,777
Korea Credit Bureau Co., Ltd.		—		—		9,725
UAMCO., Ltd.		40,330		71		15
Associate of Parent’s subsidiaries
Joam Housing Development Co., Ltd.		—		—		75
KB Global Star Game & Apps SPAC		38		—		1,472
Semiland Co., Ltd		229		7		—
Powerrex Corporation Co., Ltd		3,288		104		10
Sehwa Electronics		350		—		25
Serit Platform		786		50		9
Key management		154,763		72		14,559
Other
Retirement pension		—		—		7,919

	~~W~~	437,037	~~W~~	342	~~W~~	1,160,514

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Receivables		Allowances for loans losses		Payables
Parent
KB Financial Group Inc.	~~W~~	179	~~W~~	—	~~W~~	869,692
Parent’s subsidiaries
KB Investment Co., Ltd.		1		—		70,697
KB Data System Co., Ltd.		1,879		1		12,808
KB Real Estate Trust Co., Ltd.		67		—		840
KB Life Insurance Co., Ltd.		2,204		1		11,400
KB Futures Co., Ltd.		9,579		4		19,884
KB Credit Information Co., Ltd.		130		14		18,627
KB Asset Management Co., Ltd.		49		1		69,490
KB Investment and Security Co., Ltd.		1,158		1		505,100
Associates
KB06-1 Venture Investment Partnership		—		—		10
KB08-1 Venture Investment Partnership		—		—		13
Korea Credit Bureau Co., Ltd.		—		—		4,997
UAMCO., Ltd.		—		—		11,178
Associate of Parent’s subsidiaries
Semiland Co., Ltd.		1		—		10
Powerrex Corporation Co., Ltd.		150		109		86
Sehwa Electronics		1		3		903
Serit Platform		368		74		593
Key management		194,249		633		111,505
Other
Retirement pension		—		—		8,351

	~~W~~	210,015	~~W~~	841	~~W~~	1,716,184

In accordance with K-IFRS 1024, the Group includes parent, parent’s subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company and the directors (vice-presidents and above) of the Bank and companies where the directors and their close family members have the power to influence the decision-making process. The Group recognized receivables amounting to ~~W~~ 22,321 million, ~~W~~ 154,763 million and ~~W~~ 194,249 million as of December 31, 2011 and 2010, and January 1, 2010, respectively, and related allowances for loan losses amounting to ~~W~~ 32 million, ~~W~~ 72 million and ~~W~~ 633 million as of December 31, 2011 and 2010, and January 1, 2010, from the sale to key management.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Of those amounts, receivables amounting to ~~W~~ 16,490 million, ~~W~~ 152,023 million and ~~W~~ 190,760 million, as of December 31, 2011 and 2010, and January 1, 2010, and related allowance for loan loss amounting to ~~W~~ 21 million, ~~W~~ 68 million and ~~W~~ 628 million, respectively, are from companies where key management has the power to influence the decision-making process.

Accrued severance benefit plan is based on the retirement benefit pension plan which the Bank and related parties enrolled. The Group discloses receivable and payable balances arising from transactions between the Group and the retirement benefit pension plan assets in the notes to the consolidated financial statements. The Bank has received deposits of ~~W~~ 36,516 million, ~~W~~ 7,919 million and ~~W~~ 8,351 million as of December 31, 2011 and 2010, and January 1, 2010, respectively, from the retirement benefit pension plan and accounted for the amounts received as deposits under liabilities.

Guarantees to related parties as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
UAMCO., Ltd.	Loan commitment in won	~~W~~	89,077	~~W~~	87,548	~~W~~	—
	Purchase of security investment		89,950		89,950		162,750
KB Kookmin Card Co., Ltd.	Loan commitment in won		530,000		—		—
	Other acceptance and guarantees in won		1,000,000		—		—
KB Investment and Security Co., Ltd.	Loan commitment in won		47,500		15,958		37,704
Sehwa Electronics and others	Loan commitment		2,891		3,940		—
	Other commitment		2,171		2,790		2,566

The details of compensation to key management for the year ended December 31, 2011 are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	~~W~~	1,839	~~W~~	98	~~W~~	718	~~W~~	2,655
Registered directors (non-executive)		352		—		—		352
Non-registered directors		3,531		198		194		3,923

	~~W~~	5,722	~~W~~	296	~~W~~	912	~~W~~	6,930

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of compensation to key management for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2010
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	~~W~~	2,307	~~W~~	138	~~W~~	(6,602)	~~W~~	(4,157)
Registered directors (non-executive)		369		—		—		369
Non-registered directors		5,740		206		2,166		8,112

	~~W~~	8,416	~~W~~	344	~~W~~	(4,436)	~~W~~	4,324

41. Discontinued Operations

With the approval of the Board of Directors on September 28, 2010, the Bank spun off its credit card business segment into KB Kookmin Card Co., Ltd. on February 28, 2011, for the specialization of credit card business and for the competitiveness in its non-banking operations. And KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc. The shareholder of the Bank will receive 100% of newly issued shares of the credit card company in proportion to its ownership in the Bank as of the spin-off date. The business segments of the Bank, other than credit card operation segment, will continue to exist after the spin-off. The Bank and the newly established credit card company are both responsible for the liabilities that arose from the conditions existing before the spin-off date.

In addition, assets and liabilities that directly or indirectly owned by the credit card company before the spin-off will be transferred to the new company as a separate entity. Particularly, the non-identifiable assets and liabilities subjected to transfer will be decided based on the reasonable basis of the spin-off policy. The properties which were transferred were determined by the list of properties transferred and the spin-off statement of financial position as of February 28, 2011.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Profit from discontinued operations for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Net interest income	~~W~~	136,834	~~W~~	840,583

Net fee and commission income		94,229		588,731

Provision for credit losses		(11,451)		(129,267)

General and administrative expenses
Employee compensation and benefits		(13,382)		(63,887)
Depreciation and amortization expense		—		(12,380)
Other general and administrative expenses		(29,335)		(148,125)

		(42,717)		(224,392)

Other operating profit		(16,463)		(68,059)

Operating profit		160,432		1,007,596
Other non-operating profit		21		2,607

Profit before tax from discontinued operations		160,453		1,010,203
Income tax expense		(39,174)		(245,853)

Profit from discontinued operations	~~W~~	121,279	~~W~~	764,350

Total comprehensive income for the year from discontinued operations	~~W~~	121,279	~~W~~	767,557

Cash flows from discontinued operations for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011		Dec. 31, 2010
Cash flows from operating activities	~~W~~	859,687	~~W~~	(262,099)
Cash flows from investing activities		(8,082)		(8,131)
Cash flows from financing activities		(863,940)		301,820

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of assets and liabilities expected to be transferred to KB Kookmin Card Co., Ltd. as of December 31, 2010, due to spin-off, and actual assets and liabilities transferred on February 28, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Assets
Cash and due from financial institutions	~~W~~	349,471	~~W~~	361,806
Loans		11,654,158		12,087,757
Financial investments		26,712		26,712
Property and equipment		91,151		90,010
Intangible assets		27,836		23,698
Deferred income tax assets		77,938		75,807
Other assets		161,851		152,913

	~~W~~	12,389,117	~~W~~	12,818,703

Liabilities
Debentures	~~W~~	8,730,447	~~W~~	9,373,362
Provisions		161,724		151,648
Other liabilities		1,035,501		729,952

	~~W~~	9,927,672	~~W~~	10,254,962

Accumulated other comprehensive income relating to assets held for sale	~~W~~	17,202	~~W~~	17,202

42. Transition to K-IFRS

The Group’s consolidated financial statements as of and for the year ended December 31, 2011, has been prepared in accordance with K-IFRS which was adopted on January 1, 2011. The Group’s consolidated statements of financial position as of January 1, 2010, and December 31, 2010, and its consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2010, had been prepared in accordance with K-GAAP. However, K-IFRS 1101, First time adoption of K-IFRS, was implemented and these financial statements have been restated in accordance with K-IFRS and the Group’s transition date to K-IFRS was January 1, 2010.

42.1 Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Group’s consolidated financial statements are as follows:

42.1.1 First time adoption of K-IFRS

Exemptions from other K-IFRS which the Group elected in accordance with K-IFRS 1101 are as follows:

•	Business combinations: For business combination transactions, which occurred prior to the transition date, K-IFRS 1103, Business Combinations, is not applied retrospectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

•

Deemed cost as fair value or revalued amount: The Group applies the revalued amount reported under K-GAAP as deemed cost for certain tangible assets (land and building). Accordingly, gains on revaluation of tangible assets calculated under K-GAAP are reclassified as retained earnings and there is no effect on the financial statements except for the reclassification.

•

Recovery and reserved liabilities included in cost of tangible assets: Changes in provisions associated with expected recovery or changes for tangible assets are not retroactively estimated from the time of initial acquisition. Changes in the amount of provisions are estimated only once at the transition date.

•

The Group applied the derecognition requirements in K-IFRS 1039, Financial Instruments: Recognition and Measurement, prospectively for transfers of financial assets occurring on or after the transition date. Where the Group had derecognized financial assets before the transition date in accordance with previous K-GAAP, the Group did not recognize these assets even when the transfers did not meet the derecognition criteria under K-IFRS.

•	Cumulative translation difference: Cumulative translation differences for all foreign operations existing on the transition date are deemed to be zero.

42.1.2 Significant GAAP differences between K-GAAP and K-IFRS

GAAP differences	K-GAAP	K-IFRS
Scope of Consolidation

Determined by Article 1-3 (1) and (2) of External Audit of Stock Companies before amendment

•      Largest shareholder with 30 % or more of voting power in subsidiary

•      Where it can exercise rights in determining significant financial or operational decisions of other companies and the companies are determined to be consolidated by the Korean Financial Services Commission

The entity classifies the entities with which it is involved as either a general purpose company or a special purpose entity. It then applies the models below to determine if it controls the entity and consolidates it if it does.

•      General purpose company: Parent company model

•      Special purpose entities: Risks and rewards model

Allowances for loan losses

The calculation of allowances for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

The higher amount estimated using the two methods below is used:

i) allowances for loan losses based on historical loss data

If there is objective evidence that an impairment loss on loans at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

ii) allowances provided in accordance with directed minimum percentage rate in its respective asset quality category as prescribed by the Regulation on Supervision of Banking Business

An entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant.

If an entity determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

Such collective assessment is determined by applying a probability of default of a group of assets and a loss given default by type of recovery method with regard to various factors such as type of collateral, product and borrowers, credit rating, loss emergence period, collecting period amongst others.

Unused commitments/guaran-tees	Reserve more than minimum funding rate of asset quality in accordance with rules reflecting a result of asset quality classification and credit conversion factor	The amount recognized as provisions shall be the best estimate of the expenditure required to settle the present obligation at the reporting date. The risks and uncertainties that inevitably surround many events and circumstances shall be taken into account in reaching the best estimate of provisions. Where the effect of the time value of money is material, the amount of provisions shall be the present value of the expenditures expected to be required to settle the obligation. Evaluation models using various risk factors such as CCF(Credit Convert Factor), PD(Probability of Default) and LGD(Loss Given Default) are employed.

Interest income recognized by effective interest method

Interest income is recognized using the effective interest method except for the following which is recognized when cash is received:

i) Interest on loan whose principal or interest is past due at the end of the reporting period, or,

ii) loans with entity at default that have no guarantee from financial institutions and have deposits as collateral which are less than the outstanding amount at the end of the reporting period

Loan origination costs that have future economic benefits and identifiable by transactions are deferred and amortized using effective interest method

Interest income is recognized using the effective interest method. All direct loan origination fees and costs are deferred and recognized through the effective interest method.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Impairment recognition of securities

When there is an objective evidence of impairment, impairment loss shall be recognized.

If, in a subsequent period, the amount of the impairment loss in available-for-sale security at fair value is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss can be reversed.

A significant or prolonged decline in the fair value of an equity security below acquisition cost is also objective evidence of impairment

Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.

Definition of derivative

A derivative is a financial instrument or other contract having all the following characteristics:

a. Needs underlying variables and units specified in contract (or payment rules)

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would have an effect to have a similar response to changes in market prices; and

c. Able to be settled net in cash

A derivative is a financial instrument or other contract having all three of the following characteristics:

a. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c. It is settled at a future date

Fair Value Adjustments of Financial Instruments

When derivatives are exposed to counterparty credit risk, credit value adjustments are measured in accordance with minimum percentage rate by asset category as prescribed in the Regulation on Supervision of Banking Business

Adjustment of bid or asking price: apply mid-market price

When derivatives are exposed to credit risk, the credit risk of the company and of the counterparty are evaluated according to risk position.

Apply bid or ask price by risk position in the valuation of a financial instrument

Provisions for membership rewards program	The estimated future costs of supplying the awards are recognized as provisions for credit card points.	Credit card points granted to customers as part of a sales transaction are measured at fair value and the recognition of revenue is deferred when they are granted. And they are recognized as revenue when redeemed by customers or expired.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Employee Benefits

Retirement benefits: Benefits are measured based on assumption that all eligible employees and directors, with at least one year of service, were to terminate their employment at the end of the reporting period.

Short-term employee benefit: Compensation for unused annual leave is recognized as expense during the period when payment is made.

Post-employment benefit obligation: It is measured by an actuarial valuation method using the projected unit credit method.

Short-term employee benefit : It is recognized as an expense during the period when services are provided and benefits are earned.

Asset Retirement Obligation	No provisions are recognized for restoration cost of leased property.	The expected restoration costs for structures in leased office that are used for a business purpose are recognized as a liability. This amount is included as an acquisition cost, which shall be depreciated and management’s estimate of the obligation is re-evaluated annually.

Hybrid capital instrument	Hybrid capital instrument is classified as liability by its legal form.	Hybrid capital instrument is classified as equity or liability by the substance of the contract. Therefore, if it has an unconditional right to avoid delivering financial asset such as cash to settle the contractual obligation, it is classified as an equity instrument and presented as a part of equity.

Offsetting	A financial asset and a financial liability from standardized brokerage transaction, can be offset and presented as the net amount in the statement of financial position.	A financial asset and a financial liability shall be offset and presented as the net amount in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Goodwill	Goodwill is amortized over a reasonable period from the beginning of the first annual period in which it arose using straight-line method.	Goodwill acquired in a business combination shall not be amortized. An entity shall test goodwill for impairment at least annually

Deferred income tax

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized.

Determine whether deferred income tax asset or deferred income tax liability shall be recognized by temporary difference between the carrying amount of an investment asset in the statement of financial position of subsidiary and its tax base.

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit will be utilized.

Recognize deferred income tax asset or deferred income tax liability in a way that temporary differences are realized.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Foreign currency translation

•    Foreign currency transaction:

Assets or liabilities denominated in foreign currency for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period, gains or losses arising from this recorded as loss on foreign currency exchange or gains on foreign currency exchange in profit or loss

•    Foreign branches:

Translation of financial statements in a foreign currency to Korean won for a branch of a reporting entity shall be translated at the closing rate at the end of the reporting period

•    Foreign currency transaction:

At each reporting date:

a. Foreign currency monetary items shall be translated using the closing rate.

b. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

c. Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

•    Foreign branches:

If the presentation currency differs from the entity’s functional currency, it shall be translated into a different presentation. currency using the following procedures:

a. Assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period.

b. Equity: historical rate

c. Income and expenses for each income statement shall be translated at average exchange rates.

d. All resulting exchange differences shall be recognized as other comprehensive income and on disposal of the foreign operation, the amount of the exchange differences shall be recognized in profit or loss as a reclassification adjustment when the gains or losses on disposal are recognized.

Derecognition of a financial asset	No applicable priority of requirements to derecognize a financial asset but an entity uses controls, risks and rewards altogether.	When an entity retains substantially all the risks, rewards and controls of ownership of transferred assets, financial assets shall not be derecognized.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

42.2 Changes in consolidation entities

According to K-IFRS, KB Financial Group Inc. is responsible for preparing the consolidated financial statements. As of December 31, 2010, the inclusions and exclusions from the list of subsidiaries to be consolidated are as follows:

Changes	Details	Company Name

Included	Special Purpose Entities were excluded from subsidiaries for consolidation under Practice Opinion of Financial Supervisory Service, while they were included under K-IFRS

KB 9th Securitization Specialty Co., Ltd.

KB 10th Securitization Specialty Co., Ltd.

KB 11th Securitization Specialty Co., Ltd.

KB 12th Securitization Specialty Co., Ltd.

KB 13th Securitization Specialty Co., Ltd.

KB 14th Securitization Specialty Co., Ltd.

KB Mortgage Loan 1st Securitization Specialty Co., Ltd.

KB Mortgage Loan No. 1 Limited

KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.

KB Covered Bond 1st Trust

KB Covered Bond 1st Securitization Specialty Co., Ltd.

KB Covered Bond First International Limited

DKH Co., Ltd.

Included	Beneficiary certificates issued by private equity funds, not involved in fund management, are accounted for as equity instruments under the Practice Opinion of Financial Supervisory Service, while they are included in the scope of consolidation under K-IFRS

KB Evergreen Private Securities26(Bond)

KB Evergreen Private Securities28(Bond)

PCA Income Private Securities A-5

KDB Private Securities Investment Trust

    No.6(Bond)

Allianz Star 15th Private Security Equity Trust

TongYang HighPlus Securities Investment Trust

    N-15(Bond)

Prudential Private Placement Securities Bond Fund 16(Bond)

HI Private Securities Investment Trust 3-16(Bond)

Kyoboaxa Private Tomorrow Securities Investment Trust 4(Bond)

KTB Safe Private Fund 49(Bond)

Korea Investment Private Basic35

Hana UBS Private Securities36

HYUNDAI Trust Private bond Fund 3(Bond)

Excluded	It was included under the original by-laws relating to Banking Supervision, while it was excluded under K-IFRS	Principal guaranteed trust

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

42.3 The impact on the financial information of the Group as a result of the adoption of K-IFRS

The impact on the Group’s assets, liabilities, equity, profit and comprehensive income as a result of adopting K-IFRS is as follows:

The details of adjustments to the assets, liabilities, and equity as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity
K-GAAP	~~W~~	259,457,534	~~W~~	240,033,425	~~W~~	19,424,109

Adjustments:
Changes in subsidiaries		(2,474,272)		(2,399,768)		(74,504)

Allowances for loan losses		558,938		—		558,938
Unused commitments/provisions on guarantees		—		(302,195)		302,195
Recognition of interest income using effective interest method		44,088		(24,810)		68,898
Recognition of impairment on securities investment		(17,983)		—		(17,983)

Changes in scope of derivatives		(2,061)		8,836		(10,897)
Adjustment on fair values of financial investments		—		(7,938)		7,938
Credit card points (Customer loyalty programs)		—		22,305		(22,305)

Employee benefits		—		76,860		(76,860)
Asset retirement obligation liabilities		2,295		43,070		(40,775)

Classification of equity/liability		—		(1,000,000)		1,000,000

Others		75,306		147,295		(71,989)
Deferred income tax effect due to adjustments		294		166,901		(166,607)

Total adjustments		(1,813,395)		(3,269,444)		1,456,049

K-IFRS	~~W~~	257,644,139	~~W~~	236,763,981	~~W~~	20,880,158

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity
K-GAAP	~~W~~	257,860,370	~~W~~	238,411,287	~~W~~	19,449,083

Adjustments :

Changes in subsidiaries		(4,276,515)		(4,234,575)		(41,940)

Allowances for loan losses		645,938		—		645,938

Unused commitments/provisions on guarantees		—		(113,612)		113,612
Recognition of interest income using effective interest method		50,998		(6,061)		57,059
Recognition of impairment on securities investment		(8,297)		—		(8,297)
Changes in scope of derivatives		462		(1,545)		2,007

Adjustment on fair values of financial investments		—		(7,628)		7,628
Credit card points (Customer loyalty programs)		—		21,357		(21,357)
Employee benefits		—		65,715		(65,715)

Asset retirement obligation liabilities		3,114		49,139		(46,025)
Classification of equity/liability		—		(1,000,000)		1,000,000

Goodwill		65,593		—		65,593

Equity method investment securities		11,420		—		11,420
Other		100,236		159,006		(58,770)

Deferred income tax effect due to adjustments		75,728		229,695		(153,967)

Total adjustments		(3,331,323)		(4,838,509)		1,507,186

K-IFRS	~~W~~	254,529,047	~~W~~	233,572,778	~~W~~	20,956,269

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Profit		Total comprehensive income
K-GAAP	~~W~~	11,241	~~W~~	112,762

Adjustments:
Changes in subsidiaries		60,302		60,302

Allowances for loan losses		86,982		86,982

Unused commitments/provisions on guarantees		(188,583)		(188,583)
Recognition of interest income using effective interest method		(11,839)		(11,839)
Recognition of impairment on securities investment		(591)		(591)
Changes in scope of derivatives		12,904		12,904

Adjustment on fair values of financial investments		(310)		(310)
Credit card points (Customer loyalty programs)		948		948
Employee benefits		11,145		11,145

Asset retirement obligation liabilities		(5,250)		(5,250)

Classification of equity/liability		64,600		64,600

Goodwill		65,593		65,593

Equity method investment securities		13,418		9,660

Other		20,998		6,911

Deferred income tax effect due to adjustments		9,504		9,504

Total adjustments		139,821		121,976

K-IFRS	~~W~~	151,062	~~W~~	234,738

Adjustment summary

The cash flows have been reclassified in accordance with K-IFRS as follows:

•

The cash flows related to deposits, which are the major income sources for financial companies and which cash flows were classified as financial activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•	The cash flows of restricted due from financial institutions, which were classified as investing activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•

The cash flows of derivatives applied with hedge accounting, which were classified as operating activities under K-GAAP, are reclassified in the same manner as the cash flows of the position being hedged.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

•

Additionally, the cash flows from acquisition and disposal of equity or debt instruments of other corporations for the purpose other than trading purpose, which were classified as operating activities under K-GAAP, are reclassified as investing activities under K-IFRS.

Except for items mentioned above, there are no other significant differences on the cash flow statements prepared in accordance with K-IFRS and K-GAAP.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2011 and 2010, and January 1, 2010

Report of Independent Auditors

To the Shareholders and Board of Directors of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

We have audited the accompanying the separate statements of financial position of Kookmin Bank as of December 31, 2011 and 2010, and January 1, 2010, and the related the separate statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, expressed in Korean won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial statements, referred to above, present fairly, in all material respects, the financial position of the Bank as of December 31, 2011 and 2010, and January 1, 2010, and its financial performance and cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

3

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 9, 2012

This report is effective as of March 9, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Notes	December 31, 2011		December 31, 2010		January 1, 2010
Assets
Cash and due from financial institutions	4, 6, 7, 35	~~W~~	8,610,497	~~W~~	5,854,409	~~W~~	8,836,697
Financial assets at fair value through profit or loss	4, 6, 12		2,371,583		961,890		3,012,468
Derivative financial assets	4, 6, 9		2,247,152		2,593,144		3,366,233
Loans	4, 6, 10, 11, 39		199,280,046		184,843,009		195,712,428
Financial investments	4, 6, 8, 12		33,272,763		36,786,369		35,143,925
Investments in associates and subsidiaries	13, 37, 39		956,510		818,535		814,416
Property and equipment	14		2,999,764		3,006,624		3,199,126
Investment property	14		90,911		97,188		112,228
Intangible assets	15		307,639		364,902		291,445
Assets held for sale	18, 40		9,931		12,828,056		20,160
Other assets	4, 6, 17		7,581,829		7,649,837		6,670,767

Total assets		~~W~~	257,728,625	~~W~~	255,803,963	~~W~~	257,179,893

Liabilities
Financial liabilities at fair value through profit and loss	4, 6	~~W~~	28,761	~~W~~	14,990	~~W~~	146,816
Deposits	4, 6, 19		192,496,427		182,502,551		170,367,123
Debts	4, 6, 20		14,849,430		11,415,901		13,843,057
Derivative financial liabilities	4, 6, 9		1,836,441		2,187,634		3,108,936
Debentures	4, 6, 21		18,553,045		18,377,676		36,985,060
Provisions	22		618,376		866,084		574,496
Other liabilities	4, 6, 23		10,058,224		8,865,239		10,747,427
Current income tax liabilities	31		8,941		25,847		88,547
Deferred income tax liabilities	16, 31		270,582		381,139		445,830
Liabilities held for sale	40		—		10,254,962		—

Total liabilities			238,720,227		234,892,023		236,307,292

Equity	24
Capital stock			2,021,896		2,481,896		2,481,896
Hybrid capital instruments			—		1,000,000		1,000,000
Capital surplus			4,285,131		6,267,577		6,267,577
Accumulated other comprehensive income	33		341,493		747,815		659,691
Retained earnings			12,359,878		10,397,450		10,463,437
(The amounts estimated to be appropriated as regulatory reserve for credit losses Dec. 31, 2011: ~~W~~1,529,975 million Dec. 31, 2010 : ~~W~~1,287,349 million)	24
Accumulated other comprehensive income relating to assets held for sale	40		—		17,202		—

Total equity			19,008,398		20,911,940		20,872,601

Total liabilities and equity		~~W~~	257,728,625	~~W~~	255,803,963	~~W~~	257,179,893

The accompanying notes are an integral part of these separate financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years ended December 31, 2011 and 2010

(In millions of Korean won)	Notes	2011		2010
Continuing operations
Interest income		~~W~~	12,331,785	~~W~~	11,481,673
Interest expense			(6,331,184)		(6,336,614)

Net interest income	5, 25		6,000,601		5,145,059
Fee and commission income			1,559,387		1,176,638
Fee and commission expense			(174,441)		(163,432)

Net fee and commission income	5, 26		1,384,946		1,013,206
Net gains on financial assets/liabilities at fair value through profit or loss	5, 27		937,953		714,660
Provision for credit losses	5, 11, 17, 22		(1,292,185)		(2,742,775)
Employee compensation and benefits	23, 29		(1,619,743)		(2,216,264)
Depreciation and amortization expense	5, 14, 15, 30		(295,013)		(318,880)
Other general and administrative expenses	30		(1,449,883)		(1,411,402)

General and administrative expenses			(3,364,639)		(3,946,546)
Net other operating income(expenses)	5, 28		(1,050,989)		(980,153)

Operating profit(loss)			2,615,687		(796,549)
Share of loss of associates and subsidiaries	13		(21,359)		(223,784)
Net other non-operating expenses			(38,582)		(15,199)

Profit(loss) before income tax	5		2,555,746		(1,035,532)
Income tax benefit(expense)	31		(668,446)		365,100

Profit(loss) from continuing operations for the year			1,887,300		(670,432)
Discontinued operations	40
Profit from discontinued operations			121,279		764,350

Profit for the year			2,008,579		93,918

(Adjusted profit after provision of	24
regulatory reserve for credit losses
Dec. 31, 2011 : ~~W~~1,765,953 million)
Exchange differences on translating foreign operations			2,855		1,403
Valuation gains(losses) on financial investments			(426,379)		103,923

Other comprehensive income(loss) for the year, net of tax	33		(423,524)		105,326

Total comprehensive income for the year		~~W~~	1,585,055	~~W~~	199,244

The accompanying notes are an integral part of these separate financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years ended December 31, 2011 and 2010

(In millions of Korean won)	Capital Stock		Hybrid capital instruments		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Total Equity
Balance at January 1, 2010	~~W~~	2,481,896	~~W~~	1,000,000	~~W~~	6,267,577	~~W~~	659,691	~~W~~	10,463,437	~~W~~	20,872,601

Comprehensive income
Profit for the year		—		—		—		—		93,918		93,918
Gains on valuation of financial investments		—		—		—		103,923		—		103,923
Currency translation differences		—		—		—		1,403		—		1,403

Total comprehensive income		—		—		—		105,326		93,918		199,244

Transactions with shareholder
Dividends		—		—		—		—		(95,305)		(95,305)
Interest from hybrid capital instruments		—		—		—		—		(64,600)		(64,600)

Total transactions with shareholder		—		—		—		—		(159,905)		(159,905)

Balance at December 31, 2010	~~W~~	2,481,896	~~W~~	1,000,000	~~W~~	6,267,577	~~W~~	765,017	~~W~~	10,397,450	~~W~~	20,911,940

Balance at January 1, 2011	~~W~~	2,481,896	~~W~~	1,000,000	~~W~~	6,267,577	~~W~~	765,017	~~W~~	10,397,450	~~W~~	20,911,940

Comprehensive income
Profit for the year		—		—		—		—		2,008,579		2,008,579
Loss on valuation of financial investments		—		—		—		(409,177)		—		(409,177)
Currency translation differences		—		—		—		2,855		—		2,855

Total comprehensive income(loss)		—		—		—		(406,322)		2,008,579		1,602,257

Transactions with shareholder
Hybrid capital instruments		—		(1,000,000)		—		—		—		(1,000,000)
Interest from hybrid capital instruments		—		—		—		—		(46,151)		(46,151)

Total transactions with shareholder		—		(1,000,000)		—		—		(46,151)		(1,046,151)

Changes due to spin-off
Decrease in capital stock		(460,000)		—		—		—		—		(460,000)
Decrease in additional paid-in capital		—		—		(1,047,546)		—		—		(1,047,546)
Decrease in accumulated other comprehensive income		—		—		—		(17,202)		—		(17,202)
Loss on capital reduction		—		—		(934,900)		—		—		(934,900)

		(460,000)		—		(1,982,446)		(17,202)		—		(2,459,648)

Balance at December 31, 2011	~~W~~	2,021,896	~~W~~	—	~~W~~	4,285,131	~~W~~	341,493	~~W~~	12,359,878	~~W~~	19,008,398

The accompanying notes are an integral part of these separate financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years ended December 31, 2011 and 2010

(in millions of Korean won)	Notes	2011		2010
Cash flows from operating activities
Profit for the year		~~W~~	2,008,579	~~W~~	93,918

Adjustment for non-cash items
Net losses on financial assets/liabilities at fair value through profit or loss			(406,388)		(432,927)
Losses on derivative financial investments for hedging purposes			(111,985)		(112,128)
Adjustment of fair value of derivative financial instruments			211,890		32,466
Provision for credit loss			1,303,636		2,872,042
Net losses on financial investments			(365,784)		(105,490)
Share of profit of associates			21,359		223,784
Depreciation and amortization expense			295,013		331,260
Other net losses on property and equipment			7,967		352
Share-based reversal			(10,585)		(9,162)
Changes in provision for accrued severance benefits			187,326		146,193
Net interest income			75,726		49,503
Gains(losses) on foreign currency translation			171,570		668,125
Other income			111,070		104,176

			1,490,815		3,768,194

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(1,406,552)		2,059,337
Derivative financial assets			491,606		435,612
Loans			(16,301,176)		(4,070,744)
Other assets			(617,184)		1,748,451
Financial liabilities at fair value through profit or loss			13,045		(135,097)
Deposits			10,236,590		12,415,014
Deferred income tax liabilities			(390,508)		(166,681)
Other liabilities			(70,791)		(1,249,236)

			(8,044,970)		11,036,656

Net cash generated from (used in) operating activities			(4,545,576)		14,898,768

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			3,045		(7,619)
Decrease in financial investments			23,972,589		33,393,535
Increase in financial investments			(20,166,958)		(34,756,828)
Decrease in investments in associates			5,000		—
Increase in investments in associates			(168,073)		(223,394)
Disposal of property and equipment			703		7,601
Acquisition of property and equipment			(180,725)		(115,217)
Disposal of intangible assets			7,440		4,879
Acquisition of intangible assets			(62,322)		(195,808)
Others			285,089		(1,062,179)
Net cash flows from spinning-off of business segment			(349,471)		—

Net cash provided by (used in) investing activities			3,346,317		(2,955,030)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			20,584		(27,658)
Increase in debts			3,815,471		—
Decrease in debts			—		(2,329,666)
Increase in debentures			6,352,374		7,021,821
Decrease in debentures			(6,658,693)		(16,418,681)
Redemption of hybrid capital instruments			(1,000,000)		—
Payment of dividends			(46,331)		(159,905)
Others			68,508		20,080

Net cash provided by (used in) financing activities			2,551,913		(11,894,009)

Exchange gain on cash and cash equivalents			32,977		37,983

Net increase in cash and cash equivalents			1,385,631		87,712
Cash and cash equivalents at the beginning of the year			3,107,946		3,020,234

Cash and cash equivalents at the end of the year	35	~~W~~	4,493,577	~~W~~	3,107,946

The accompanying notes are an integral part of these separate financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the legal consolidation with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the legal consolidation. Following the legal consolidation with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2011, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Financial Investment Services and Capital Markets Act and other relevant businesses. As of December 31, 2011, the Bank operates 1,165 domestic branches and offices, and seven overseas branches (excluding three subsidiaries and two offices).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

2. Basis of Preparation

2.1 Application of K-IFRS

The Bank’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The separate financial statements of the Bank were prepared in accordance with K-IFRS, and the application of K-IFRS 1101, First-time Adoption of International Financial Reporting Standards, is required for the separate financial statements.

The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010. Reconciliations and descriptions of the effect of the transition from previous K-GAAP to K-IFRS on the Bank’s equity, total comprehensive income and cash flows are described in Note 41.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Bank’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with K-IFRS No.1027, Consolidated and Separate Financial Statements.

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011, and not early adopted by the Bank are as follows:

Amendments to K-IFRS 1012, Income Taxes

According to the amendments to K-IFRS 1012, for the investment properties accounted for at fair value, the measurement of deferred tax liability and deferred tax asset should reflect the tax consequences of recovering the carrying amount of the investment property entirely through sale, unless there is evidence to the contrary. This amendment is for the Bank as of January 1, 2012. The Bank expects that the amendment do not affect the separate financial statements of the Bank.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore, Accordingly, the actuarial gains and losses is recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is for the Bank as of January 1, 2013. The Bank is assessing the impact of application of the amended K-IFRS 1019 on its separate financial statements.

Amendments to K-IFRS 1107, Financial Instruments: Disclosures

According to the amendment, an entity should provide the required disclosures of nature, carrying amount, risk and rewards associated with all transferred financial instruments that are not derecognized from an entity’s financial statements. In addition, an entity is required to disclose additional information related to transferred and derecognized financial instruments for any continuing involvement in transferred assets. This amendment is for the Bank as of January 1, 2012. The Bank is assessing the impact of application of the amended K-IFRS 1107 on its separate financial statements.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. This amendment is for the Bank as of January 1, 2013, and the Bank expects that the amendment do not affect the separate financial statements of the Bank.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Bank’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the parent company’s functional and presentation currency. Refer to Note 3.2.1 and 3.2.2.

2.4 Significant Estimates and Judgment

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for Banks of loans, guarantees and unused loan commitments.

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate, amongst others.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Investments in Subsidiaries and associates

Investments in subsidiaries and associates are accounted at cost method in accordance with K-IFRS No.1027. Beneficiary certificates in private equity fund which is consolidated is classified as available-for-sale financial assets and accounted at fair value method in accordance with K-IFRS No. 1039.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Bank determines at each reporting date whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates and subsidiaries’ in the statements of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Bank re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when, the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Bank classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Bank as at fair value through profit or loss upon initial recognition.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Bank may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Bank’s key management personnel.

•

A contract contains one or more embedded derivatives; the Bank may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as Loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Bank does not intend to sell immediately or in the near term.

•	Those that the Bank, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Bank assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value below its cost.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Bank first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Individual assessment of impairment

Individual assessment of impairment losses is calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written-off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates, currency exchange, among others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or an unrecognized firm commitments (fair value hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using effective interest method.

3.7.3 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.4 Day one gain and loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Bank will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Bank carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life should be accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Bank’s opening K-IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Subsequent measurement

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible asset, such as goodwill and trade name, is not recognized as an asset but expensed as incurred.

3.11 Leases (as lessee)

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Bank recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Bank adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.16 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Bank) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue.

3.17 Equity instruments issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.17.2 Hybrid capital instruments

The Bank classifies issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.17.3 Treasury shares

If entities of the Bank reacquire the Bank’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.18 Revenue recognition

3.18.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.18.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.18.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.19 Employee compensation and benefits

3.19.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Bank introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Bank has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Bank operates share-based payment arrangements granting awards to directors and employees of the Bank. The Bank has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank determined that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the Bank accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Bank measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.19.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Bank’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Bank recognizes termination benefits as a liability and an expense when, and only when, the Bank is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Bank is demonstrably committed to a termination when, and only when, the Bank has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

3.20 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities when the Bank has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Bank recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Meanwhile, assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities while tax benefits are recognized only when the tax refund is virtually certain.

The Bank classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.21 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations. The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.22 Operating Segments

Operating segments are components of the Bank about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Each segment is a strategic business unit that offers different products and services and is managed separately because each business has different risks and opportunities requiring different technology and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Bank’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

Risk Management Group

The Risk Management Group is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Bank measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance sheet and uses expected losses and economic capital as a management indicator. The Bank manages credit risk by allocating credit risk economic capital limit. In addition, the Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to industry and borrowers.

The Bank has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy.

Its loan analysis department which is independent from the sales department is responsible for all of loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit line, measuring the credit risk economic capital, adjusting credit limit, reviewing credit and verifying credit evaluation models.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan.1, 2010
Due from financial institutions	~~W~~	5,790,748	~~W~~	3,879,849	~~W~~	6,029,084
Financial assets held for trading		2,251,972		856,026		2,794,986
Financial assets designated at fair value through profit or loss		—		139		529
Available-for-sale financial assets		17,047,606		17,115,509		17,448,015
Held-to-maturity financial assets		12,074,794		13,032,161		12,536,586
Loans		199,280,046		196,930,766		195,712,428
Derivatives		2,247,152		2,593,144		3,366,233
Other financial assets		7,292,128		7,437,433		6,332,522
Acceptances and guarantees contracts		11,454,227		12,466,830		14,708,144
Financial guarantee contracts		945,167		1,153,687		1,415,358
Commitments		53,733,640		87,223,624		84,617,751

	~~W~~	312,117,480	~~W~~	342,689,168	~~W~~	344,961,636

4.2.4 Credit risk of loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Bank recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period therefore the Bank does not recognize expected losses as a result of future events. The Bank measure inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Loans are categorized as follows:

(In millions of Korean won)

	Dec. 31, 2011
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	100,472,295	97.38	~~W~~	96,600,549	97.41	~~W~~	197,072,844	97.40
Past due but not impaired		1,641,712	1.59		359,554	0.36		2,001,266	0.99
Impaired		1,058,437	1.03		2,208,278	2.23		3,266,715	1.61

		103,172,444	100.00		99,168,381	100.00		202,340,825	100.00
Allowances[1]		(635,108)	0.62		(2,425,671)	2.45		(3,060,779)	1.51

Carrying amount	~~W~~	102,537,336	—	~~W~~	96,742,710	—	~~W~~	199,280,046	—

(In millions of Korean won)

	Dec. 31, 2010
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	96,003,593	97.70	~~W~~	87,141,046	97.00	~~W~~	12,091,462	97.39	~~W~~	195,236,101	97.37
Past due but not impaired		1,267,990	1.29		261,493	0.29		245,600	1.98		1,775,083	0.88
Impaired		991,339	1.01		2,436,423	2.71		78,171	0.63		3,505,933	1.75

		98,262,922	100.00		89,838,962	100.00		12,415,233	100.00		200,517,117	100.00

Allowances[1]		(506,877)	0.52		(2,751,998)	3.06		(327,476)	2.64		(3,586,351)	1.79

Carrying amount	~~W~~	97,756,045	—	~~W~~	87,086,964	—	~~W~~	12,087,757	—	~~W~~	196,930,766	—

(In millions of Korean won)

	Jan. 1, 2010
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	96,171,174	98.65	~~W~~	87,909,008	97.98	~~W~~	11,015,998	96.92	~~W~~	195,096,180	98.25
Past due but not impaired		742,127	0.76		150,285	0.17		265,849	2.34		1,158,261	0.58
Impaired		571,469	0.59		1,665,350	1.85		84,627	0.74		2,321,446	1.17

		97,484,770	100.00		89,724,643	100.00		11,366,474	100.00		198,575,887	100.00

Allowances[1]		(379,608)	0.39		(2,147,182)	2.39		(336,669)	2.96		(2,863,459)	1.44

Carrying amount	~~W~~	97,105,162	—	~~W~~	87,577,461	—	~~W~~	11,029,805	—	~~W~~	195,712,428	—

[1]	Allowance for non-impaired loan losses is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Retail		Corporate		Total
Outstanding	~~W~~	83,245,645	~~W~~	35,792,769	~~W~~	119,038,414
Good		14,502,779		39,278,335		53,781,114
Below Normal		2,723,871		21,529,445		24,253,316

	~~W~~	100,472,295	~~W~~	96,600,549	~~W~~	197,072,844

(In millions of Korean won)

	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Outstanding	~~W~~	73,065,288	~~W~~	28,018,079	~~W~~	4,047,802	~~W~~	105,131,169
Good		19,144,481		35,234,926		4,627,103		59,006,510
Below Normal		3,793,824		23,888,041		3,416,557		31,098,422

	~~W~~	96,003,593	~~W~~	87,141,046	~~W~~	12,091,462	~~W~~	195,236,101

(In millions of Korean won)

	Jan. 1, 2010
	Retail		Corporate		Credit card		Total
Outstanding	~~W~~	71,206,171	~~W~~	27,921,116	~~W~~	3,055,986	~~W~~	102,183,273
Good		21,258,012		33,902,380		4,262,106		59,422,498
Below Normal		3,706,991		26,085,512		3,697,906		33,490,409

	~~W~~	96,171,174	~~W~~	87,909,008	~~W~~	11,015,998	~~W~~	195,096,180

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Outstanding	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Good	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Below Normal	5.0 ~	9 ~ 15 grade	BB- ~ D

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Loans that are past due but not impaired are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	1,357,761	~~W~~	180,963	~~W~~	102,988	~~W~~	—	~~W~~	1,641,712
Corporate		196,591		138,817		24,146		—		359,554

	~~W~~	1,554,352	~~W~~	319,780	~~W~~	127,134	~~W~~	—	~~W~~	2,001,266

(In millions of Korean won)

	Dec. 31, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	983,090	~~W~~	187,990	~~W~~	96,910	~~W~~	—	~~W~~	1,267,990
Corporate		171,467		58,641		31,385		—		261,493
Credit card		154,638		54,127		36,218		617		245,600

	~~W~~	1,309,195	~~W~~	300,758	~~W~~	164,513	~~W~~	617	~~W~~	1,775,083

(In millions of Korean won)

	Jan. 1, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	611,821	~~W~~	81,313	~~W~~	48,993	~~W~~	—	~~W~~	742,127
Corporate		90,609		46,830		12,846		—		150,285
Credit card		175,655		53,429		31,025		5,740		265,849

	~~W~~	878,085	~~W~~	181,572	~~W~~	92,864	~~W~~	5,740	~~W~~	1,158,261

Impaired loans are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Retail		Corporate		Total
Loans	~~W~~	1,058,437	~~W~~	2,208,278	~~W~~	3,266,715
Allowances		(397,319)		(1,209,961)		(1,607,280)

	~~W~~	661,118	~~W~~	998,317	~~W~~	1,659,435

(In millions of Korean won)

	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Loans	~~W~~	991,339	~~W~~	2,436,423	~~W~~	78,171	~~W~~	3,505,933
Allowances		(242,180)		(1,201,547)		(50,610)		(1,494,337)

	~~W~~	749,159	~~W~~	1,234,876	~~W~~	27,561	~~W~~	2,011,596

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Jan. 1, 2010
	Retail		Corporate		Credit card		Total
Loans	~~W~~	571,469	~~W~~	1,665,350	~~W~~	84,627	~~W~~	2,321,446
Allowances		(152,050)		(748,721)		(54,641)		(955,412)

	~~W~~	419,419	~~W~~	916,629	~~W~~	29,986	~~W~~	1,366,034

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2011 and 2010, and January 1, 2010, is as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	21,210	~~W~~	124,641	~~W~~	173,708	~~W~~	18,222,572	~~W~~	18,542,131
Deposits and savings		—		31,037		69,484		2,498,419		2,598,940
Property and equipment		12,648		4,717		1,310		714,903		733,578
Real estate		151,572		395,231		1,153,892		104,897,765		106,598,460

	~~W~~	185,430	~~W~~	555,626	~~W~~	1,398,394	~~W~~	126,333,659	~~W~~	128,473,109

(In millions of Korean won)

	Dec. 31, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	46,019	~~W~~	140,955	~~W~~	159,609	~~W~~	13,657,638	~~W~~	14,004,221
Deposits and savings		—		76,941		77,205		2,541,495		2,695,641
Property and equipment		27,431		4,806		5,120		668,052		705,409
Real estate		167,283		555,936		702,667		97,673,739		99,099,625

	~~W~~	240,733	~~W~~	778,638	~~W~~	944,601	~~W~~	114,540,924	~~W~~	116,504,896

(In millions of Korean won)

	Jan. 1, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	12,340	~~W~~	152,770	~~W~~	97,988	~~W~~	12,481,752	~~W~~	12,744,850
Deposits and savings		—		8,240		1,029		2,993,531		3,002,800
Property and equipment		24,784		24,784		7		555,338		604,913
Real estate		113,324		475,694		426,285		88,922,575		89,937,878

	~~W~~	150,448	~~W~~	661,488	~~W~~	525,309	~~W~~	104,953,196	~~W~~	106,290,441

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan.1, 2010
Securities that are neither past due nor impaired	~~W~~	31,373,312	~~W~~	30,924,756	~~W~~	32,653,676
Impaired securities		1,060		79,079		126,440

	~~W~~	31,374,372	~~W~~	31,003,835	~~W~~	32,780,116

The credit quality of securities (debt securities) that are neither past due nor impaired as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	2,251,972	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,251,972
Available-for-sale financial assets		16,423,990		622,714		—		—		—		17,046,704
Held-to-maturity financial assets		12,074,636		—		—		—		—		12,074,636

	~~W~~	30,750,598	~~W~~	622,714	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,373,312

(In millions of Korean won)

	Dec. 31, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	856,026	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	856,026
Financial assets designated at fair value through profit or loss		—		—		—		—		139		139
Available-for-sale financial assets		16,542,103		427,428		21,089		11,000		35,107		17,036,727
Held-to-maturity financial assets		13,031,864		—		—		—		—		13,031,864

	~~W~~	30,429,993	~~W~~	427,428	~~W~~	21,089	~~W~~	11,000	~~W~~	35,246	~~W~~	30,924,756

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Jan. 1, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	2,794,986	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,794,986
Financial assets designated at fair value through profit or loss		—		—		—		—		529		529
Available-for-sale financial assets		16,787,376		488,946		26,000		—		20,087		17,322,409
Held-to-maturity financial assets		12,535,752		—		—		—		—		12,535,752

	~~W~~	32,118,114	~~W~~	488,946	~~W~~	26,000	~~W~~	—	~~W~~	20,616	~~W~~	32,653,676

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under -	BB- or under	BB- or under	B or under	B or under	B2 or under

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.2.6 Credit risk concentration analysis

The details of the Bank’s loans by the country as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Retail		Corporate		Total		%	Allowances	Carrying amount
Korea	~~W~~	103,116,549	~~W~~	97,458,419	~~W~~	200,574,968	99.13	~~W~~(3,042,938)	~~W~~	197,532,030
China		—		195,334		195,334	0.10	(1,268)		194,066
Japan		11,914		1,014,607		1,026,521	0.51	(14,975)		1,011,546
U.S.		—		412,669		412,669	0.20	(431)		412,238
Others		43,981		87,352		131,333	0.06	(1,167)		130,166

Total	~~W~~	103,172,444	~~W~~	99,168,381	~~W~~	202,340,825	100.00	~~W~~(3,060,779)	~~W~~	199,280,046

(In millions of Korean won)

	Dec. 31, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	98,207,939	~~W~~	88,365,606	~~W~~	12,415,233	~~W~~	198,988,778	99.24	~~W~~	(3,571,623)	~~W~~	195,417,155
China		—		153,595		—		153,595	0.08		(1,123)		152,472
Japan		12,299		868,930		—		881,229	0.44		(10,832)		870,397
U.S.		—		368,748		—		368,748	0.18		(1,531)		367,217
Others		42,684		82,083		—		124,767	0.06		(1,242)		123,525

Total	~~W~~	98,262,922	~~W~~	89,838,962	~~W~~	12,415,233	~~W~~	200,517,117	100.00	~~W~~	(3,586,351)	~~W~~	196,930,766

(In millions of Korean won)

	Jan. 1, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	97,436,163	~~W~~	88,458,115	~~W~~	11,366,474	~~W~~	197,260,752	99.34	~~W~~	(2,838,175)	~~W~~	194,422,577
China		—		204,596		—		204,596	0.10		(494)		204,102
Japan		10,212		637,958		—		648,170	0.33		(23,114)		625,056
U.S.		—		310,913		—		310,913	0.16		(464)		310,449
Others		38,395		113,061		—		151,456	0.07		(1,212)		150,244

Total	~~W~~	97,484,770	~~W~~	89,724,643	~~W~~	11,366,474	~~W~~	198,575,887	100.00	~~W~~	(2,863,459)	~~W~~	195,712,428

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of the Bank’s corporate loans by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	5,753,669	5.80	~~W~~	(64,383)	~~W~~	5,689,286
Manufacturing		31,713,277	31.98		(848,186)		30,865,091
Service		36,242,473	36.55		(546,481)		35,695,992
Public sector		310,978	0.31		(5,190)		305,788
Others		25,147,984	25.36		(961,431)		24,186,553

	~~W~~	99,168,381	100.00	~~W~~	(2,425,671)	~~W~~	96,742,710

(In millions of Korean won)

	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	4,425,212	4.93	~~W~~	(129,184)	~~W~~	4,296,028
Manufacturing		28,136,317	31.32		(818,473)		27,317,844
Service		33,894,358	37.73		(748,776)		33,145,582
Public sector		337,670	0.38		(6,611)		331,059
Others		23,045,405	25.64		(1,048,954)		21,996,451

	~~W~~	89,838,962	100.00	~~W~~	(2,751,998)	~~W~~	87,086,964

(In millions of Korean won)

	Jan. 1, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	4,203,764	4.69	~~W~~	(44,255)	~~W~~	4,159,509
Manufacturing		26,831,721	29.90		(561,947)		26,269,774
Service		35,339,207	39.39		(882,907)		34,456,300
Public sector		258,620	0.29		(2,847)		255,773
Others		23,091,331	25.73		(655,226)		22,436,105

	~~W~~	89,724,643	100.00	~~W~~	(2,147,182)	~~W~~	87,577,461

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of the Bank’s retail and credit card loans by type as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	45,080,617	43.69	~~W~~	(96,873)	~~W~~	44,983,744
General purpose		58,091,827	56.31		(538,235)		57,553,592

	~~W~~	103,172,444	100.00	~~W~~	(635,108)	~~W~~	102,537,336

(In millions of Korean won)	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	42,794,133	38.66	~~W~~	(63,947)	~~W~~	42,730,186
General purpose		55,468,789	50.12		(442,930)		55,025,859
Credit card		12,415,233	11.22		(327,476)		12,087,757

	~~W~~	110,678,155	100.00	~~W~~	(834,353)	~~W~~	109,843,802

(In millions of Korean won)	Jan. 1, 2010
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	45,268,469	41.59	~~W~~	(47,939)	~~W~~	45,220,530
General purpose		52,216,301	47.97		(331,669)		51,884,632
Credit card		11,366,474	10.44		(336,669)		11,029,805

	~~W~~	108,851,244	100.00	~~W~~	(716,277)	~~W~~	108,134,967

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of the Bank’s securities (debt securities) by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	787,830	34.98
Banking and Insurance		1,464,142	65.02

		2,251,972	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		—	—

		—	—

Available-for-sale financial assets
Government and government funded institutions		7,459,032	43.75
Banking and Insurance		7,498,339	43.99
Others		2,090,235	12.26

		17,047,606	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,924,376	82.19
Banking and Insurance		1,419,265	11.75
Others		731,153	6.06

		12,074,794	100.00

	~~W~~	31,374,372

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	235,049	27.46
Banking and Insurance		620,977	72.54

		856,026	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		139	100.00

		139	100.00

Available-for-sale financial assets
Government and government funded institutions		8,434,987	49.28
Banking and Insurance		7,306,524	42.69
Others		1,373,998	8.03

		17,115,509	100.00

Held-to-maturity financial assets
Government and government-funded institutions		10,959,192	84.09
Banking and Insurance		1,553,518	11.92
Others		519,451	3.99

		13,032,161	100.00

	~~W~~	31,003,835

(In millions of Korean won)	Jan. 1, 2010
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	1,056,680	37.81
Banking and Insurance		1,738,306	62.19

		2,794,986	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		529	100.00

		529	100.00

Available-for-sale financial assets
Government and government funded institutions		8,209,755	47.05
Banking and Insurance		7,915,479	45.37
Others		1,322,781	7.58

		17,448,015	100.00

Held-to-maturity financial assets
Government and government-funded institutions		9,256,610	73.83
Banking and Insurance		2,911,899	23.23
Others		368,077	2.94

		12,536,586	100.00

	~~W~~	32,780,116

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of the Bank’s securities (debt securities) by country, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Korea	~~W~~	2,251,972	100.00

		2,251,972	100.00

Financial assets designated at fair value through profit or loss
United States		—	—

		—	—

Available-for-sale financial assets
Korea		17,046,704	99.99
United States		—	0.00
Others		902	0.01

		17,047,606	100.00

Held-to-maturity financial assets
Korea		12,074,636	100.00
United States		158	0.00

		12,074,794	100.00

	~~W~~	31,374,372

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Korea	~~W~~	856,026	100.00

		856,026	100.00

Financial assets designated at fair value through profit or loss
United States		139	100.00

		139	100.00

Available-for-sale financial assets
Korea		17,093,069	99.87
United States		—	—
Others		22,440	0.13

		17,115,509	100.00

Held-to-maturity financial assets
Korea		13,031,864	100.00
United States		297	0.00

		13,032,161	100.00

	~~W~~	31,003,835

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Amount	%
Financial assets held for trading
Korea	~~W~~2,794,986	100.00

	2,794,986	100.00

Financial assets designated at fair value through profit or loss
United States	529	100.00

	529	100.00

Available-for-sale financial assets
Korea	17,427,168	99.88
United States	830	0.01
Others	20,017	0.11

	17,448,015	100.00

Held-to-maturity financial assets
Korea	12,535,752	99.99
United States	834	0.01

	12,536,586	100.00

	~~W~~32,780,116

OTC derivatives business our largest concentrations are related in the financial and insurance companies with high credit rating.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out flow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance sheet items such as commitments and financial guarantee contracts. The Bank discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities, is measured on the assumption that the current interest rate would be the same upon maturity.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM(‘Assets-Liabilities Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Bank.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off balance sheet are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

The Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	~~W~~	4,480,612	~~W~~	83,457	~~W~~	16,931	~~W~~	36,627	~~W~~	—	~~W~~	—	~~W~~	4,617,627
Financial assets held for trading[1]		2,371,583		—		—		—		—		—		2,371,583
Derivatives held for trading[1]		2,040,592		—		—		—		—		—		2,040,592
Derivatives held for hedging[5]		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		—		16,237,329		24,140,318		74,149,240		55,419,836		78,880,749		248,827,472
Available-for-sale financial assets[2]		3,855,266		1,327,821		2,495,658		4,250,403		8,545,530		3,178,238		23,652,916
Held-to-maturity financial assets		—		186,083		599,692		2,164,393		8,710,013		2,364,304		14,024,485
Other financial assets		—		5,201,564		—		1,288,552		—		—		6,490,116

	~~W~~	12,748,053	~~W~~	23,045,756	~~W~~	27,247,890	~~W~~	81,917,614	~~W~~	72,824,369	~~W~~	84,770,070	~~W~~	302,553,752

Financial liabilities
Financial liabilities held for trading	~~W~~	28,761	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,761
Derivatives held for trading[1]		1,683,297		—		—		—		—		—		1,683,297
Derivatives held for hedging[5]		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits [4]		64,046,605		19,664,812		27,604,757		77,897,903		8,954,243		509,831		198,678,151
Debts		1,672		2,614,018		2,938,045		5,883,585		3,212,114		601,670		15,251,104
Debentures		24,260		2,787,451		1,292,719		3,528,553		10,434,339		4,201,405		22,268,727
Other financial liabilities		—		4,593,129		624		64,319		637		—		4,658,709

	~~W~~	65,784,595	~~W~~	29,659,032	~~W~~	31,864,758	~~W~~	87,372,933	~~W~~	22,730,933	~~W~~	5,319,650	~~W~~	242,731,901

Off-statement of balance sheet items
Commitments[6]	~~W~~	53,733,640	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	53,733,640
Financial guarantee contracts[7]		794,167		—		151,000		—		—		—		945,167

	~~W~~	54,527,807	~~W~~	—	~~W~~	151,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	54,678,807

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	~~W~~	2,959,167	~~W~~	173,217	~~W~~	32,281	~~W~~	47,080	~~W~~	—	~~W~~	—	~~W~~	3,211,745
Financial assets held for trading[1]		961,751		—		—		—		—		—		961,751
Financial assets designated at fair value through profit or loss		139		—		—		—		—		—		139
Derivatives held for trading[1]		2,382,498		—		—		—		—		—		2,382,498
Derivatives held for hedging[5]		—		14,582		4,301		66,925		224,174		337,262		647,244
Loans		—		16,680,614		27,307,281		76,473,745		50,209,517		67,025,428		237,696,585
Available-for-sale financial assets[2]		6,518,564		636,407		1,148,780		4,362,599		10,232,465		3,580,788		26,479,603
Held-to-maturity Financial assets		—		315,437		599,336		1,329,165		10,075,827		3,152,284		15,472,049
Other financial assets		—		5,333,048		—		1,298,080		—		—		6,631,128

	~~W~~	12,822,119	~~W~~	23,153,305	~~W~~	29,091,979	~~W~~	83,577,594	~~W~~	70,741,983	~~W~~	74,095,762	~~W~~	293,482,742

Financial liabilities
Financial liabilities held for trading	~~W~~	14,990	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	14,990
Derivatives held for trading[1]		1,942,047		—		—		—		—		—		1,942,047
Derivatives held for hedging[5]		—		31,805		278		(35,506)		49,263		(107,610)		(61,770)
Deposits[4]		62,836,084		17,632,413		25,305,678		73,538,377		8,175,864		858,260		188,346,676
Debts		7,859		2,295,678		2,390,699		4,121,329		2,467,514		502,674		11,785,753
Debentures		51,524		1,383,502		962,508		8,985,807		16,372,654		4,765,783		32,521,778
Other financial liabilities		—		4,684,802		541		38,518		641		—		4,724,502

	~~W~~	64,852,504	~~W~~	26,028,200	~~W~~	28,659,704	~~W~~	86,648,525	~~W~~	27,065,936	~~W~~	6,019,107	~~W~~	239,273,976

Off-statement of balance sheet items
Commitments[6]	~~W~~	87,223,624	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	87,223,624
Financial guarantee contracts[7]		757,637		—		396,050		—		—		—		1,153,687

	~~W~~	87,981,261	~~W~~	—	~~W~~	396,050	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	88,377,311

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	~~W~~	2,914,402	~~W~~	107,434	~~W~~	35,546	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,057,382
Financial assets held for trading[1]		3,011,939		—		—		—		—		—		3,011,939
Financial assets designated at fair value through profit or loss		529		—		—		—		—		—		529
Derivatives held for trading[1]		3,250,698		—		—		—		—		—		3,250,698
Derivatives held for hedging[5]		—		6,473		11,270		49,044		161,221		308,785		536,793
Loans		—		15,821,313		27,809,392		73,582,222		56,828,710		58,429,368		232,471,005
Available-for-sale financial assets[2]		4,767,511		1,445,052		1,935,000		4,265,949		9,691,368		3,962,196		26,067,076
Held-to-maturity Financial assets		—		70,188		267,939		3,171,924		8,375,794		2,812,579		14,698,424
Other financial assets		—		4,261,735		—		1,308,297		—		—		5,570,032

		13,945,079		21,712,195		30,059,147		82,377,436		75,057,093		65,512,928		288,663,878

Financial liabilities
Financial liabilities held for trading	~~W~~	146,816	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	146,816
Derivatives held for trading[1]		2,811,055		—		—		—		—		—		2,811,055
Derivatives held for hedging[5]		—		(1,876)		27,455		32,992		189,913		171,522		420,006
Deposits [4]		57,305,510		20,719,558		24,436,076		65,635,338		8,513,362		1,255,647		177,865,491
Debts		57,498		4,288,517		2,503,090		4,113,404		2,875,305		479,320		14,317,134
Debentures		30,340		1,708,501		1,145,588		14,132,505		21,899,098		4,612,931		43,528,963
Other financial liabilities		—		5,947,366		3,095		56,862		824		—		6,008,147

	~~W~~	60,351,219	~~W~~	32,662,066	~~W~~	28,115,304	~~W~~	83,971,101	~~W~~	33,478,502	~~W~~	6,519,420	~~W~~	245,097,612

Off-statement of balance sheet items
Commitments[6]	~~W~~	84,617,751	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	84,617,751
Financial guarantee contracts[7]		893,858		—		521,500		—		—		—		1,415,358

	~~W~~	85,511,609	~~W~~	—	~~W~~	521,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	86,033,109

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

[1]

Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore they are included in the ‘On demand’ category.

[2]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are classified in the maturity section to which the end of restriction period belongs.

[3]

The amounts of ~~W~~3,998,768 million, ~~W~~3,008,089 million and ~~W~~5,781,524 million which are restricted amount due from the financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are excluded.

[4]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[5]	Cash flows of derivative instruments held for hedging are fair value hedge and, are measured by net amount of cash inflows and outflows.
[6]	Unused lines of credit within commitments are included in the ‘On demand’ category because it can be required to pay upon request.
[7]	The financial guarantee contracts are included in the maturity section containing the earliest date when the contracts are excisable.

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors that affect the fair value or future cash flows of financial instruments, such as securities, derivatives, amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Bank is exposed to interest rate risks associated with non-trading positions. The Bank classifies exposures to market risk into either trading or non-trading positions.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Market risk management group

The Bank sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Bank maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and ALM risk management guideline for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Bank establishes market risk management policy, sets position limits, loss limit and VAR limits of each business group and approves newly developed derivative instruments, by its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business department to the Market Risk Management Committee which is chaired by a CRO (Chief Risk Officer). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each department of divisions, at the level of individual business department.

The ALCO determines operational standards of interest and commission, revises ALM (Asset Liability Management) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility of ALM control is delegated to the Risk Management Department to ensure adequacy on interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks is able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Bank’s risk management.

Observation method on market risk arising from trading positions

The Bank calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Bank manages market risk on the trading portfolio. In addition, the Bank controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

A key measure of market risk is the daily Value at Risk (VaR). The daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Bank calculates VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Bank uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the separate financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risks and some positions.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Bank compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

The stress testing is carried out to analyze the abnormal market situations relating to the trading and available-for-sale portfolio. It reflects interest rate, stock price, foreign exchange rate, implied volatility of derivatives and other risk factors that have significant influence on the value of the portfolio. The Bank mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a one-day holding period by subsidiary as of and for the years ended December 31, 2011 and 2010, and as of January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	2,537	~~W~~	1,430	~~W~~	4,019	~~W~~	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect		—		—		—		(3,141)

Total VaR	~~W~~	6,206	~~W~~	4,000	~~W~~	11,992	~~W~~	4,768

	Dec. 31, 2010								Jan, 1, 2010
(In millions of Korean won)	Average		Minimum		Maximum		Ending		Beginning
Interest rate risk	~~W~~	4,249	~~W~~	2,076	~~W~~	6,317	~~W~~	3,598	~~W~~	6,135
Stock price risk		1,591		103		4,246		125		2,760
Foreign exchange rate risk		5,276		441		13,391		5,200		5,835
Deduction of diversification effect		—		—		—		(3,348)		(7,555)

Total VaR	~~W~~	6,411	~~W~~	3,230	~~W~~	12,480	~~W~~	5,575	~~W~~	7,175

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2011 and 2010, and January 1, 2010, is as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Stock price risk	~~W~~	3,781	~~W~~	—	~~W~~	163
Commodity value risk		—		—		697

	~~W~~	3,781	~~W~~	—	~~W~~	860

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Bank manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Bank does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Bank sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

iv. Commodity value risk

The Bank is exposed to commodity value risk (other than those arising from interest rate, stock price or currency risk) while holding commodity derivatives. Those underlying assets are metal and precious metal, and the Bank makes back-to-back hedge contracts in order to mitigate changes in the price risks.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Bank measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Bank manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Bank conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to ALM risk management guidelines.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The results of the interest rate gap analysis as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	~~W~~	98,645,114	~~W~~	50,672,984	~~W~~	23,201,621	~~W~~	5,403,151	~~W~~	2,468,071	~~W~~	180,390,941
Securities		5,747,023		2,612,023		3,289,825		12,007,806		6,925,885		30,582,562
Others		4,976,016		183,732		106,403		166,572		88,744		5,521,467

	~~W~~	109,368,153	~~W~~	53,468,739	~~W~~	26,597,849	~~W~~	17,577,529	~~W~~	9,482,700	~~W~~	216,494,970

Interest-bearing liabilities in won
Deposits	~~W~~	78,715,546	~~W~~	30,161,436	~~W~~	52,484,953	~~W~~	15,997,561	~~W~~	11,934,378	~~W~~	189,293,874
Debts		3,778,868		—		—		—		—		3,778,868
Others		9,452,341		511,795		1,801,724		5,242,531		1,607,784		18,616,175

	~~W~~	91,946,755	~~W~~	30,673,231	~~W~~	54,286,677	~~W~~	21,240,092	~~W~~	13,542,162	~~W~~	211,688,917

Gap	~~W~~	17,421,398	~~W~~	22,795,508	~~W~~	(27,688,828)	~~W~~	(3,662,563)	~~W~~	(4,059,462)	~~W~~	4,806,053

Accumulated gap		17,421,398		40,216,906		12,528,078		8,865,515		4,806,053

Percentage (%)		8.05		18.58		5.79		4.10		2.22

Interest-bearing assets in foreign currencies
Loans	~~W~~	6,589,996	~~W~~	346,080	~~W~~	567,544	~~W~~	503,866	~~W~~	14,981	~~W~~	8,022,467
Securities		318,953		44,641		28,163		304,071		67,847		763,675
Others		5,255,254		1,567,576		395,591		65,270		—		7,283,691

	~~W~~	12,164,203	~~W~~	1,958,297	~~W~~	991,298	~~W~~	873,207	~~W~~	82,828	~~W~~	16,069,833

Interest-bearing liabilities in foreign currencies
Deposits	~~W~~	2,220,001	~~W~~	1,678,127	~~W~~	312,630	~~W~~	77,152	~~W~~	—	~~W~~	4,287,910
Debts		5,908,930		1,773,536		1,445,109		65,270		46,132		9,238,977
Others		2,121,410		345,990		273,083		63,100		—		2,803,583

	~~W~~	10,250,341	~~W~~	3,797,653	~~W~~	2,030,822	~~W~~	205,522	~~W~~	46,132	~~W~~	16,330,470

Gap	~~W~~	1,913,862	~~W~~	(1,839,356)	~~W~~	(1,039,524)	~~W~~	667,685	~~W~~	36,696	~~W~~	(260,637)

Accumulated gap		1,913,862		74,506		(965,018)		(297,333)		(260,637)

Percentage (%)		11.91		0.46		(6.01)		(1.85)		(1.62)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	~~W~~	108,915,723	~~W~~	44,736,597	~~W~~	11,237,153	~~W~~	2,683,219	~~W~~	1,269,604	~~W~~	168,842,296
Securities		3,965,205		1,131,664		4,417,200		13,293,582		8,858,657		31,666,308
Others		13,343,634		1,555,213		1,238,442		1,107,932		94,794		17,340,015

	~~W~~	126,224,562	~~W~~	47,423,474	~~W~~	16,892,795	~~W~~	17,084,733	~~W~~	10,223,055	~~W~~	217,848,619

Interest-bearing liabilities in won
Deposits	~~W~~	75,946,849	~~W~~	18,039,090	~~W~~	44,196,897	~~W~~	29,233,476	~~W~~	13,184,870	~~W~~	180,601,182
Debts		3,733,277		—		—		—		—		3,733,277
Others		9,807,018		1,756,913		5,474,180		5,253,002		6,142,182		28,433,295

	~~W~~	89,487,144	~~W~~	19,796,003	~~W~~	49,671,077	~~W~~	34,486,478	~~W~~	19,327,052	~~W~~	212,767,754

Gap	~~W~~	36,737,418	~~W~~	27,627,471	~~W~~	(32,778,282)	~~W~~	(17,401,745)	~~W~~	(9,103,997)	~~W~~	5,080,865

Accumulated gap		36,737,418		64,364,889		31,586,607		14,184,862		5,080,865

Percentage (%)		16.86		29.55		14.50		6.51		2.33

Interest-bearing assets in foreign currencies
Loans	~~W~~	5,087,513	~~W~~	562,928	~~W~~	335,204	~~W~~	431,831	~~W~~	15,594	~~W~~	6,433,070
Securities		302,122		58,585		33,669		157,535		317,158		869,069
Others		3,609,098		1,087,489		302,538		47,844		—		5,046,969

	~~W~~	8,998,733	~~W~~	1,709,002	~~W~~	671,411	~~W~~	637,210	~~W~~	332,752	~~W~~	12,349,108

Interest-bearing liabilities in foreign currencies
Deposits	~~W~~	1,334,710	~~W~~	1,372,923	~~W~~	77,859	~~W~~	2,274	~~W~~	—	~~W~~	2,787,766
Debts		3,931,737		1,506,599		796,010		90,215		—		6,324,561
Others		1,649,822		79,723		59,006		1,007,476		—		2,796,027

	~~W~~	6,916,269	~~W~~	2,959,245	~~W~~	932,875	~~W~~	1,099,965	~~W~~	—	~~W~~	11,908,354

Gap	~~W~~	2,082,464	~~W~~	(1,250,243)	~~W~~	(261,464)	~~W~~	(462,755)	~~W~~	332,752	~~W~~	440,754

Accumulated gap		2,082,464		832,221		570,757		108,002		440,754

Percentage (%)		16.86		6.74		4.62		0.87		3.57

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

		00000		00000		00000		00000		00000		00000
(In millions of Korean won)	Jan. 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	~~W~~	126,839,396	~~W~~	31,184,069	~~W~~	8,748,854	~~W~~	1,378,416	~~W~~	1,075,437	~~W~~	169,226,172
Securities		5,297,990		2,189,304		3,967,999		10,880,312		7,472,176		29,807,781
Others		12,537,236		1,415,175		1,213,485		1,091,112		171,140		16,428,148

	~~W~~	144,674,622	~~W~~	34,788,548	~~W~~	13,930,338	~~W~~	13,349,840	~~W~~	8,718,753	~~W~~	215,462,101

Interest-bearing liabilities in won
Deposits	~~W~~	74,382,113	~~W~~	18,844,068	~~W~~	41,265,554	~~W~~	24,617,736	~~W~~	10,695,268	~~W~~	169,804,739
Debts		3,868,692		—		—		—		—		3,868,692
Others		10,420,442		2,972,923		7,931,239		8,706,550		6,630,316		36,661,470

	~~W~~	88,671,247	~~W~~	21,816,991	~~W~~	49,196,793	~~W~~	33,324,286	~~W~~	17,325,584	~~W~~	210,334,901

Gap	~~W~~	56,003,375	~~W~~	12,971,557	~~W~~	(35,266,455)	~~W~~	(19,974,446)	~~W~~	(8,606,831)	~~W~~	5,127,200

Accumulated gap		56,003,375		68,974,932		33,708,477		13,734,031		5,127,200

Percentage (%)		25.99		32.01		15.64		6.37		2.38
Interest-bearing assets in foreign currencies
Loans	~~W~~	5,125,044	~~W~~	589,063	~~W~~	272,311	~~W~~	280,650	~~W~~	21,857	~~W~~	6,288,925
Securities		601,312		189,357		23,835		147,072		150,994		1,112,570
Others		3,623,465		892,342		109,625		107,065		—		4,732,497

	~~W~~	9,349,821	~~W~~	1,670,762	~~W~~	405,771	~~W~~	534,787	~~W~~	172,851	~~W~~	12,133,992

Interest-bearing liabilities in foreign currencies
Deposits	~~W~~	1,941,689	~~W~~	1,082,423	~~W~~	48,417	~~W~~	15,110	~~W~~	12,121	~~W~~	3,099,760
Debts		3,756,152		1,467,180		679,477		144,950		—		6,047,759
Others		3,507,669		814,530		46,704		—		—		4,368,903

	~~W~~	9,205,510	~~W~~	3,364,133	~~W~~	774,598	~~W~~	160,060	~~W~~	12,121	~~W~~	13,516,422

Gap	~~W~~	144,311	~~W~~	(1,693,371)	~~W~~	(368,827)	~~W~~	374,727	~~W~~	160,730	~~W~~	(1,382,430)

Accumulated gap		144,311		(1,549,060)		(1,917,887)		(1,543,160)		(1,382,430)

Percentage (%)		1.19		(12.77)		(15.81)		(12.72)		(11.39)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Interest Rate VaR	~~W~~	824,001	~~W~~	1,933,997	~~W~~	2,094,225

4.4.4 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	589,003	~~W~~	110,656	~~W~~	71,658	~~W~~	12,571	~~W~~	25,088	~~W~~	68,019	~~W~~	876,995
Derivatives held for trading		94,318		—		1,027		—		—		—		95,345
Derivatives held for hedging		16,088		—		—		—		—		—		16,088
Loans		11,292,227		2,589,314		753,075		46,149		215		220,212		14,901,192
Available-for-sale financial assets		687,354		59,900		18,546		—		—		1,504		767,304
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,163,806		227,474		147,019		3,732		—		105,278		1,647,309

	~~W~~	13,842,954	~~W~~	2,987,344	~~W~~	991,325	~~W~~	62,452	~~W~~	25,303	~~W~~	395,013	~~W~~	18,304,391

Financial liabilities
Derivatives held for trading	~~W~~	197,344	~~W~~	—	~~W~~	1,695	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	199,039
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,264,000		596,319		162,587		11,959		231		252,857		4,287,953
Debts		6,767,864		1,987,560		839,649		4,261		217		236,713		9,836,264
Debentures		2,385,275		816,320		—		—		—		68,843		3,270,438
Other financial liabilities		838,044		132,752		22,765		50,604		18		27,360		1,071,543

	~~W~~	13,452,561	~~W~~	3,532,951	~~W~~	1,026,696	~~W~~	66,824	~~W~~	466	~~W~~	585,773	~~W~~	18,665,271

Off-balance sheet items	~~W~~	124,907,280	~~W~~	2,715,680	~~W~~	3,082,112	~~W~~	41,120	~~W~~	10,772	~~W~~	225,063	~~W~~	130,982,027

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	586,011	~~W~~	109,226	~~W~~	63,029	~~W~~	9,210	~~W~~	13,647	~~W~~	58,911	~~W~~	840,034
Financial assets designated at fair value through profit or loss		139		—		—		—		—		—		139
Derivatives held for trading		79,133		—		631		—		—		—		79,764
Loans		7,675,138		2,549,529		630,402		17,595		—		270,953		11,143,617
Available-for-sale financial assets		803,512		48,343		19,273		—		—		1,504		872,632
Held-to-maturity financial assets		297		—		—		—		—		—		297
Other financial assets		681,296		49,642		182,249		53,083		—		47,258		1,013,528

	~~W~~	9,825,526	~~W~~	2,756,740	~~W~~	895,584	~~W~~	79,888	~~W~~	13,647	~~W~~	378,626	~~W~~	13,950,011

Financial liabilities
Derivatives held for trading	~~W~~	231,268	~~W~~	—	~~W~~	2,522	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	233,790
Deposits		1,867,083		566,599		172,955		12,236		2		168,026		2,786,901
Debts		4,153,589		1,331,826		1,066,213		67,447		—		147,947		6,767,022
Debentures		2,583,656		766,464		—		—		—		114,764		3,464,884
Other financial liabilities		849,898		113,992		38,907		2,203		28		130,954		1,135,982

	~~W~~	9,685,494	~~W~~	2,778,881	~~W~~	1,280,597	~~W~~	81,886	~~W~~	30	~~W~~	561,691	~~W~~	14,388,579

Off-balance sheet items	~~W~~	119,844,956	~~W~~	2,290,339	~~W~~	6,870,863	~~W~~	441,330	~~W~~	13,770	~~W~~	1,231,799	~~W~~	130,693,057

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	447,404	~~W~~	83,408	~~W~~	69,585	~~W~~	7,794	~~W~~	11,697	~~W~~	53,005	~~W~~	672,893
Financial assets designated at fair value through profit or loss		529		—		—		—		—		—		529
Derivatives held for trading		71,834		294		664		—		—		—		72,792
Derivatives held for hedging		976		—		—		—		—		—		976
Loans		7,519,402		2,230,296		605,111		23,553		—		204,174		10,582,536
Available-for-sale financial assets		909,742		106,489		99,310		—		—		1,504		1,117,045
Held-to-maturity financial assets		834		—		—		—		—		—		834
Other financial assets		1,430,317		296,447		151,593		3,004		—		47,082		1,928,443

	~~W~~	10,381,038	~~W~~	2,716,934	~~W~~	926,263	~~W~~	34,351	~~W~~	11,697	~~W~~	305,765	~~W~~	14,376,048

Financial liabilities
Derivatives held for trading	~~W~~	331,023	~~W~~	259	~~W~~	3,492	~~W~~	—	~~W~~	—	~~W~~	43,085	~~W~~	377,859
Deposits		2,370,476		320,373		199,345		15,062		—		192,964		3,098,220
Debts		3,602,866		1,288,261		2,053,269		73,832		—		344,988		7,363,216
Debentures		3,098,025		901,185		58,596		—		—		109,347		4,167,153
Other financial liabilities		1,186,365		129,000		183,954		56,395		—		35,252		1,590,966

	~~W~~	10,588,755	~~W~~	2,639,078	~~W~~	2,498,656	~~W~~	145,289	~~W~~	—	~~W~~	725,636	~~W~~	16,597,414

Off-balance sheet items	~~W~~	128,341,928	~~W~~	2,973,309	~~W~~	8,968,186	~~W~~	503,821	~~W~~	9,314	~~W~~	2,259,499	~~W~~	143,056,057

4.5. Operational Risk

4.5.1 Concept

The Bank defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, the Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.6. Capital Adequacy

The Bank complies with the capital adequacy standard established by Financial Services Commissions. The capital adequacy standard is based on Basel II published by Basel Committee on Banking Supervision in Bank for International Settlements in 2004, and was implemented in Korea in January 2008. The banks in Korea must maintain a minimum consolidated capital adequacy ratio of 8.0%.

The Bank’s equity capital is classified into two categories in accordance with Detailed Supervisory Regulations on Banking Business:

Tier 1 Capital includes share capital, capital surplus, retained earnings, shares of equity held by external shareholders of consolidated subsidiaries including hybrid capital instruments, and hybrid capital instruments and foreign currency translation differences out of accumulated comprehensive income.

Tier 2 Capital includes revaluation reserve under the Asset Revaluation Act, 45% of gain on valuation of securities available for sale and the capital variance by the equity method out of other comprehensive income, 70% of gain on revaluation of property and equipment appropriated to retained earnings as of the transition date to the K-IFRS for which the distribution of dividends is restricted pursuant to a resolution by the board of directors or general meeting of shareholders, and an amendment to the articles of incorporation etc., a fund raised by issuing termed subordinated debentures maturing in not less than five years, the allowance for loan losses, etc. accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Banking Business.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Bank should cover. The Bank calculates risk weighted asset by each risk (credit risk, market risk, operational risk) based on Detailed Supervisory Regulations on Banking Business and uses it for BIS ratio calculation.

In addition to BIS ratio, the Bank assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Bank). The Bank monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Risk Management Council of the Bank determines the Bank’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Bank monitors a management of limit on economic capital and reports the results to management and the Risk Management Council. The Bank maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Bank and its subsidiaries comply with external capital adequacy requirements as of December 30, 2011 and 2010, January 1, 2010.

The details of the Bank’s consolidated BIS ratio as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010[1]
Equity Capital:	~~W~~	19,668,370	~~W~~	20,800,645	~~W~~	21,707,652
Tier I Capital		14,953,581		16,865,111		16,734,532
Tier II Capital		4,714,789		3,935,534		4,973,120
Risk-weighted assets:		145,184,964		154,805,510		154,593,375
Credit risk[2]		132,829,462		140,742,572		139,926,727
Market risk[3]		2,192,600		1,807,538		2,071,648
Operational risk[4]		10,162,902		12,255,400		12,595,000
Capital adequacy ratio (%):		13.55		13.44		14.04
Tier I Capital (%)		10.30		10.89		10.82
Tier II Capital (%)		3.25		2.55		3.22

[1]	Based on previous K-GAAP in accordance with Korean regulations.
[2]	Credit risk weighted assets are measured using the Internal Rating-Based Approach.
[3]	Market-risk weighted assets are measured using the Internal Model-Based Approach.
[4]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

Operating segments are presented on both business basis and geographical basis. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Bank is organized into four major business segments: Corporate Banking, Retail Banking and Capital Markets Activities as of December 31, 2011, and the segment reporting of the credit card operations before the spin-off is included as of December 31, 2010.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

In addition, these business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•

Corporate banking : The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, deposit, other credit facilities and other foreign currency activities.

•

Retail banking : The retail banking segment’s assets and liabilities are mainly with individuals and households. This segment handles private customer current accounts, savings, deposits, consumer loans and mortgage loans.

•

Credit card business : The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

•	Capital markets activities : Activities within this segment include trading activities in securities and derivatives, and funding through debentures and borrowings.

Financial information by business segment for the year ended December 31, 2011, follows:

(In millions of Korean won)

	Corporate Banking		Retail Banking		Capital Markets Activities		Others		Total[1]
Segment profit before income tax	~~W~~	510,803	~~W~~	1,199,517	~~W~~	(123,832)	~~W~~	1,129,711	~~W~~	2,716,199
The following are included in the segment profit:
Operating income from external customers	~~W~~	2,235,135	~~W~~	3,259,622	~~W~~	(100,130)	~~W~~	2,092,484	~~W~~	7,487,111
Net interest income		2,555,553		2,824,778		554,498		202,606		6,137,435
Net fee and commission income		236,855		638,133		(12,414)		616,601		1,479,175
Gains or losses from financial assets at fair value through profit or loss		(260)		—		938,213		—		937,953
Other operating income		(557,013)		(203,289)		(1,580,427)		1,273,277		(1,067,452)
Provision for credit losses		(1,003,971)		(302,197)		235		2,297		(1,303,636)
Depreciation and amortization		(37,396)		(112,277)		(1,665)		(143,675)		(295,013)

[1]	Profit or loss of discontinued operations is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Financial information by business segment for the year ended December 31, 2010, follows:

(In millions of Korean won)

	Corporate Banking		Retail Banking		Credit Card Business		Capital Markets Activities		Others		Total[1]
Segment profit before income tax	~~W~~	(985,738)	~~W~~	594,494	~~W~~	646,725	~~W~~	941,432	~~W~~	(1,222,242)	~~W~~	(25,329)
The following are included in the segment profit:
Operating income from external customers	~~W~~	2,294,891	~~W~~	2,995,609	~~W~~	1,515,398	~~W~~	1,141,556	~~W~~	(693,427)	~~W~~	7,254,027
Net interest income		2,503,096		2,271,685		1,242,074		2,003,116		(2,034,329)		5,985,642
Net fee and commission income		270,944		639,022		656,785		—		35,186		1,601,937
Gains or losses from financial assets at fair value through profit or loss		—		—		—		714,257		403		714,660
Other operating income		(479,149)		84,902		(383,461)		(1,575,817)		1,305,313		(1,048,212)
Provision for credit losses		(2,404,849)		(270,055)		(126,146)		(216,119)		145,127		(2,872,042)
Depreciation and amortization		(50,040)		(146,939)		(41,090)		(1,109)		(92,082)		(331,260)

[1]	Profit or loss of discontinued operations is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

5.2 Product & Services and Geographical Segments

5.2.1 Product and Services information

Operating revenues by product and services for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Corporate banking service	~~W~~	2,235,135	~~W~~	2,294,891
Retail banking service		3,259,622		2,995,609
Credit card business service		—		1,515,398
Capital markets activities service		(100,130)		1,141,556
Other service		2,092,484		(693,427)

	~~W~~	7,487,111	~~W~~	7,254,027

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2011 and 2010, and major non-current assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Major non-current assets
Domestic	~~W~~	7,421,112	~~W~~	3,394,856	~~W~~	7,194,910	~~W~~	3,578,765	~~W~~	3,597,419
United States		12,849		145		15,648		358		937
New Zealand		7,591		60		9,072		130		382
China		13,988		669		11,799		1,169		1,847
Japan		31,499		2,103		22,600		2,000		2,214
Argentina		7		—		(2)		—		—
Vietnam		65		481		—		—		—

	~~W~~	7,487,111	~~W~~	3,398,314	~~W~~	7,254,027	~~W~~	3,582,422	~~W~~	3,602,799

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

6. Financial Assets and Financial Liabilities

6.1. Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011				Dec. 31, 2010[1]				Jan. 1, 2010
	Carrying amount		Fair value		Carrying amount		Fair value		Carrying amount		Fair Value
Financial assets
Cash and due from financial institutions	~~W~~	8,610,497	~~W~~	8,610,909	~~W~~	6,216,214	~~W~~	6,216,517	~~W~~	8,836,697	~~W~~	8,836,711
Financial assets held for trading		2,371,583		2,371,583		961,751		961,751		3,011,939		3,011,939
Financial assets designated at fair value through profit or loss		—		—		139		139		529		529
Derivatives held for trading		2,040,592		2,040,592		2,382,498		2,382,498		3,250,698		3,250,698
Derivatives held for hedging		206,560		206,560		210,646		210,646		115,535		115,535
Loans		199,280,046		199,784,214		196,930,766		197,880,681		195,712,428		196,550,262
Available-for-sale financial assets		21,197,969		21,197,969		23,780,920		23,780,920		22,607,339		22,607,339
Held-to-maturity financial assets		12,074,794		12,532,681		13,032,161		13,428,677		12,536,586		12,913,046
Other financial assets		7,292,128		7,292,128		7,437,433		7,437,433		6,332,522		6,332,522

	~~W~~	253,074,169	~~W~~	254,036,636	~~W~~	250,952,528	~~W~~	252,299,262	~~W~~	252,404,273	~~W~~	253,618,581

Financial liabilities
Financial liabilities held for trading	~~W~~	28,761	~~W~~	28,761	~~W~~	14,990	~~W~~	14,990	~~W~~	146,816	~~W~~	146,816
Derivatives held for trading		1,683,297		1,683,297		1,942,047		1,942,047		2,811,055		2,811,055
Derivatives held for hedging		153,144		153,144		245,587		245,587		297,881		297,881
Deposits		192,496,427		192,719,604		182,502,551		182,818,126		170,367,123		170,485,073
Debts		14,849,430		14,873,276		11,415,901		11,447,985		13,843,057		13,836,886
Debentures		18,553,045		20,018,839		27,751,038		29,514,318		36,985,060		38,593,041
Other financial liabilities		8,732,166		8,753,508		8,696,575		8,696,609		9,959,156		9,959,452

	~~W~~	236,496,270	~~W~~	238,230,429	~~W~~	232,568,689	~~W~~	234,679,662	~~W~~	234,410,148	~~W~~	236,130,204

[1]	The amount related to the spin-off of credit card business from the Bank is included.

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Bank discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined by independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the valuation techniques including Discounted Cash Flow Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes listed equity securities, exchange traded derivatives, government bonds and financial instruments indexed to the price of gold.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes the majority of debt securities and general over-the-counter derivatives such as swaps, futures and options

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities, complex structured bonds, and complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2011 and 2010, and January 1, 2010, follows:

	Dec. 31, 2011
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	1,576,118	~~W~~	795,465	~~W~~	—	~~W~~	2,371,583
Derivatives held for trading		162		2,022,919		17,511		2,040,592
Derivatives held for hedging		—		194,075		12,485		206,560
Available-for-sale financial assets[1]		9,749,778		10,563,812		884,379		21,197,969

	~~W~~	11,326,058	~~W~~	13,576,271	~~W~~	914,375	~~W~~	25,816,704

Financial liabilities
Financial liabilities held for trading	~~W~~	28,761	~~W~~	—	~~W~~	—	~~W~~	28,761
Derivatives held for trading		—		1,653,217		30,080		1,683,297
Derivatives held for hedging		—		131,049		22,095		153,144

	~~W~~	28,761	~~W~~	1,784,266	~~W~~	52,175	~~W~~	1,865,202

	Dec. 31, 2010 [2]
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	356,094	~~W~~	605,657	~~W~~	—	~~W~~	961,751
Financial assets designated at fair value through profit or loss		—		—		139		139
Derivatives held for trading		24		2,364,048		18,426		2,382,498
Derivatives held for hedging		—		204,340		6,306		210,646
Available-for-sale financial assets[1]		11,935,372		10,726,041		1,119,507		23,780,920

	~~W~~	12,291,490	~~W~~	13,900,086	~~W~~	1,144,378	~~W~~	27,335,954

Financial liabilities
Financial liabilities held for trading	~~W~~	14,990	~~W~~	—	~~W~~	—	~~W~~	14,990
Derivatives held for trading		7,240		1,843,931		90,876		1,942,047
Derivatives held for hedging		—		209,872		35,715		245,587

	~~W~~	22,230	~~W~~	2,053,803	~~W~~	126,591	~~W~~	2,202,624

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	1,977,641	~~W~~	1,034,298	~~W~~	—	~~W~~	3,011,939
Financial assets designated at fair value through profit or loss		—		—		529		529
Derivatives held for trading		14		3,179,721		70,963		3,250,698
Derivatives held for hedging		—		115,250		285		115,535
Available-for-sale financial assets[1]		12,421,168		9,232,098		954,073		22,607,339

	~~W~~	14,398,823	~~W~~	13,561,367	~~W~~	1,025,850	~~W~~	28,986,040

Financial liabilities
Financial liabilities held for trading	~~W~~	146,816	~~W~~	—	~~W~~	—	~~W~~	146,816
Derivatives held for trading		270		2,534,115		276,670		2,811,055
Derivatives held for hedging		—		229,421		68,460		297,881

	~~W~~	147,086	~~W~~	2,763,536	~~W~~	345,130	~~W~~	3,255,752

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~98,910 million, ~~W~~106,472 million and ~~W~~108,781million as of December 31, 2011 and 2010, and January 1, 2010, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Bank has no plan to sell these instruments in the near future.

[2]	The amount related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2011, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss		Financial investments		Net derivatives
	Designated at fair value through profit or loss		Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance[1]	~~W~~	139	~~W~~	1,119,507	~~W~~	(72,450)	~~W~~	(29,409)
Total gains or losses
- Profit or loss		(139)		380,869		58,894		32,420
- Other comprehensive income		—		(162,799)		—		—
Purchases		—		78,211		8,651		—
Sales		—		(528,415)		—		—
Issues		—		—		(32,092)		—
Settlements		—		—		24,428		(12,621)
Transfers out of level 3		—		(2,994)		—		—

Ending balance	~~W~~	—	~~W~~	884,379	~~W~~	(12,569)	~~W~~	(9,610)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2010, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss	Financial investments		Net derivatives
	Designated at fair value through profit or loss	Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging

Beginning balance	~~W~~529	~~W~~	954,073	~~W~~	(205,707)	~~W~~	(68,175)
Total gains or losses
- Profit or loss	(390)		12,080		(28,946)		41,899
- Other comprehensive income	—		74,665		—		—
Purchases	—		158,270		1,032		—
Sales	—		(51,288)		—		—
Issues	—		—		(141,248)		—
Settlements	—		—		302,419		(3,133)
Transfers out of level 3	—		(28,293)		—		—

Ending balance[1]	~~W~~139	~~W~~	1,119,507	~~W~~	(72,450)	~~W~~	(29,409)

[1]	The amount related to the spin-off of credit card business from the Bank is included.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statement of comprehensive income for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Net income from financial investments at fair value through profit or loss	Other operating income
Total gains or losses included in profit or loss for the period	~~W~~58,766	~~W~~	413,278
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	17,406		(23,211)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Net income from financial investments at fair value through profit or loss	Other operating income
Total gains or losses included in profit or loss for the period	~~W~~(29,322)	~~W~~	53,965
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	(4,347)		3,279

6.2.2 Day one gain or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Balance at the beginning of the period (A)	~~W~~	2,168	~~W~~	—
New transactions (B)		3,047		6,634
Amounts recognized in profit or loss during the period (C= a+b+c)		(3,158)		(4,466)
a. Amortization		(508)		(962)
b. Transaction matured		—		3
c. Settlement		(2,650)		(3,507)

Balance at the end of period (A+B+C)	~~W~~	2,057	~~W~~	2,168

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

6.3 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2011, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	8,610,497	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,610,497
Financial assets at fair value through profit or loss		2,371,583		—		—		—		—		2,371,583
Derivatives		2,040,592		—		—		—		206,560		2,247,152
Loans		—		199,280,046		—		—		—		199,280,046
Financial investments		—		—		21,197,969		12,074,794		—		33,272,763
Other financial assets		—		7,292,128		—		—		—		7,292,128

	~~W~~	4,412,175	~~W~~	215,182,671	~~W~~	21,197,969	~~W~~	12,074,794	~~W~~	206,560	~~W~~	253,074,169

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging
	Held for trading						Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	28,761	~~W~~	—	~~W~~	—	~~W~~	28,761
Deposits		—		192,496,427		—		192,496,427
Debts		—		14,849,430		—		14,849,430
Derivatives		1,683,297		—		153,144		1,836,441
Debentures		—		18,553,045		—		18,553,045
Other financial liabilities		—		8,732,166		—		8,732,166

	~~W~~	1,712,058	~~W~~	234,631,068	~~W~~	153,144	~~W~~	236,496,270

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The carrying amounts of financial assets and liabilities by category as of December 31, 2010, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total[1]
	Held for trading		Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	6,216,214	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,216,214
Financial assets at fair value through profit or loss		961,751		139		—		—		—		—		961,890
Derivatives		2,382,498		—		—		—		—		210,646		2,593,144
Loans		—		—		196,930,766		—		—		—		196,930,766
Financial investments		—		—		—		23,780,920		13,032,161		—		36,813,081
Other financial assets		—		—		7,437,433		—		—		—		7,437,433

	~~W~~	3,344,249	~~W~~	139	~~W~~	210,584,413	~~W~~	23,780,920	~~W~~	13,032,161	~~W~~	210,646	~~W~~	250,952,528

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Financial liability at amortized cost		Derivatives held for hedging		Total[1]
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	14,990	~~W~~	—	~~W~~	—	~~W~~	14,990
Deposits		—		182,502,551		—		182,502,551
Debts		—		11,415,901		—		11,415,901
Derivatives		1,942,047		—		245,587		2,187,634
Debentures		—		27,751,038		—		27,751,038
Other financial liabilities		—		8,696,575		—		8,696,575

	~~W~~	1,957,037	~~W~~	230,366,065	~~W~~	245,587	~~W~~	232,568,689

[1]	The amount related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The carrying amounts of financial assets and liabilities as of January 1, 2010, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading		Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	8,836,697	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,836,697
Financial assets at fair value through profit or loss		3,011,939		529		—		—		—		—		3,012,468
Derivatives		3,250,698		—		—		—		—		115,535		3,366,233
Loans		—		—		195,712,428		—		—		—		195,712,428
Financial investments		—		—		—		22,607,339		12,536,586		—		35,143,925
Other financial assets		—		—		6,332,522		—		—		—		6,332,522

	~~W~~	6,262,637	~~W~~	529	~~W~~	210,881,647	~~W~~	22,607,339	~~W~~	12,536,586	~~W~~	115,535	~~W~~	252,404,273

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Financial liability At amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	146,816	~~W~~	—	~~W~~	—	~~W~~	146,816
Deposits		—		170,367,123		—		170,367,123
Debts		—		13,843,057		—		13,843,057
Derivatives		2,811,055		—		297,881		3,108,936
Debentures		—		36,985,060		—		36,985,060
Other financial liabilities		—		9,959,156		—		9,959,156

	~~W~~	2,957,871	~~W~~	231,154,396	~~W~~	297,881	~~W~~	234,410,148

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Due from financial institutions in	Due from Bank of Korea	Bank of Korea	0.00~3.35	~~W~~	3,757,108	~~W~~	2,825,109	~~W~~	5,597,119
Korean won	Due from banking institutions	The Korea Exchange Bank	—		373		3,583		3,976
	Due from others	KB Investment Securities and others	0.00~1.00		1,510,970		502,034		19,174

					5,268,451		3,330,726		5,620,269

Due from financial institutions in foreign	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.17		326,210		258,733		235,833
currencies	Time deposits in foreign currencies	Agricultural Bank of China TIANJIN and others	0.17~6.05		181,513		278,956		160,125
	Due from others	Sumitomo Mitsui Banking Corporation and others	—		14,574		11,434		12,857

					522,297		549,123		408,815

				~~W~~	5,790,748	~~W~~	3,879,849	~~W~~	6,029,084

[1]	The amount of ~~W~~ 361,806 million related to the spin-off of credit card business from the Bank is included.

Due from financial institutions, classified by type of financial institution as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	In Korean won		In foreign currencies	Total
Bank of Korea	~~W~~	3,757,108	~~W~~185,050	~~W~~	3,942,158
Other banking institutions		373	331,010		331,383
Other financial institutions		1,510,970	6,237		1,517,207

	~~W~~	5,268,451	~~W~~522,297	~~W~~	5,790,748

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010[1]
	In Korean won		In foreign currencies	Total
Bank of Korea	~~W~~	2,825,109	~~W~~147,439	~~W~~	2,972,548
Other banking institutions		3,583	396,389		399,972
Other financial institutions		502,034	5,295		507,329

	~~W~~	3,330,726	~~W~~549,123	~~W~~	3,879,849

[1]	The amount of ~~W~~ 361,806 million related to the spin-off of credit card business from the Bank is included.

(In millions of Korean won)	Jan. 1, 2010
	In Korean won		In foreign currencies	Total
Bank of Korea	~~W~~	5,597,119	~~W~~137,558	~~W~~	5,734,677
Other banking institutions		3,976	261,322		265,298
Other financial institutions		19,174	9,935		29,109

	~~W~~	5,620,269	~~W~~408,815	~~W~~	6,029,084

Restricted due from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)		Financial Institution	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010		Reason for restriction
Due from financial institutions in	Due from Bank of Korea	Bank of Korea	~~W~~	3,757,108	~~W~~	2,825,109	~~W~~	5,597,119	Bank of Korea Act
Korean won	Due from others	The Korea Exchange and others		250		250		17,557	Market entry deposit and others

				3,757,358		2,825,359		5,614,676

Due from financial institutions in	Due from banks in foreign currencies	Bank of Korea		185,050		147,439		137,558	Bank of Korea Act
foreign currencies	Time deposits in foreign currencies	China Merchants Bank Guangzhou and others		48,810		28,814		19,266	China’s New Foreign Bank Regulations and others
	Due from others	Eugene Investment & Futures Co., Ltd. and others		5,964		5,295		9,935	Derivatives margin account and others

				239,824		181,548		166,759

			~~W~~	3,997,182	~~W~~	3,006,907	~~W~~	5,781,435

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

Assets pledged	Pledgee	Dec. 31, 2011
		Carrying amount		Collateralized amount		Reason of pledge
Held-to-maturity financial assets	Korea Securities Depository and others	~~W~~	1,678,217	~~W~~	1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		784,544		789,807	Derivatives transitions
	Others		1,224,999		1,200,300	Other

			5,689,188		5,672,907

Accounts receivable[1]	Others		1,629,332		1,629,332	Covered Bond

Mortgage loans[1]	Others		1,282,791		1,282,791	Covered Bond

		~~W~~	8,601,311	~~W~~	8,585,030

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

		Dec. 31, 2010
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Available-for-sale financial assets	Korea Securities Depository and others	~~W~~	228,609	~~W~~	220,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		5,425		5,000	Securities lending transactions
	Bank of Korea		19,392		20,000	Borrowings from Bank of Korea
	Samsung Futures Inc. and others		15,539		15,000	Derivatives transitions
	Others		619,974		600,000	Other

			888,939		860,000

Held-to-maturity financial assets	Korea Securities Depository and others		2,802,875		2,814,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		134,384		140,000	Securities lending transactions
	Bank of Korea		1,080,959		1,100,000	Borrowings from Bank of Korea
	Bank of Korea		597,303		604,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		730,476		736,827	Derivatives transitions
	Others		350,417		350,000	Other

			5,696,414		5,745,627

Accounts receivable[1]	Others		1,698,465		1,698,465	Covered Bond

Mortgage loans[1]	Others		1,565,649		1,565,649	Covered bond

		~~W~~	9,849,467	~~W~~	9,869,741

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

		Jan. 1, 2010
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Available-for-sale financial assets	Korea Securities Depository and others	~~W~~	325,747	~~W~~	318,531	Bonds sold under repurchase agreements
	Korea Securities Depository and others		5,123		5,000	Securities lending transactions
	Bank of Korea		18,197		20,000	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		236,275		233,000	Derivatives transitions
	Others		631,139		622,593	Other

			1,216,481		1,199,124

Held-to-maturity financial assets	Korea Securities Depository and others		3,885,049		3,904,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		126,621		135,000	Securities lending transactions
	Bank of Korea		1,367,734		1,400,000	Borrowings from Bank of Korea
	Bank of Korea		575,164		586,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		663,954		664,591	Derivatives transitions
	Others		350,474		350,000	Other

			6,968,996		7,040,391

Accounts receivable[1]	Others		296,712		296,712	Covered Bond

Credit card receivables	Others		2,383,407		2,383,407	Covered bond
Mortgage loans[1]	Others		1,790,596		1,790,596	Covered bond

		~~W~~	12,656,192	~~W~~	12,710,230

[1]	Carrying amounts of accounts receivable and mortgage loans are the amounts before deducting the related allowance for loan losses.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The fair value of collateral available to sell or repledge as of December 31, 2011 and 2010, and January 1, 2010, is as follows:

Dec. 31, 2011
(In millions of Korean won)		Fair value of collateral
	Fair value of collateral	sold or repledged
Securities	~~W~~1,852,017	~~W~~—

	~~W~~1,852,017	~~W~~—

Dec. 31, 2010
(In millions of Korean won)		Fair value of collateral
	Fair value of collateral	sold or repledged
Securities	~~W~~1,969,883	~~W~~—

	~~W~~1,969,883	~~W~~—

Jan. 1, 2010
(In millions of Korean won)		Fair value of collateral
	Fair value of collateral	sold or repledged
Securities	~~W~~1,590,188	~~W~~—

	~~W~~1,590,188	~~W~~—

Loaned securities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010		Borrower
Government and public bonds	~~W~~	170,279	~~W~~	880,448	~~W~~	239,362	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		6,635		2,448		30,285	Korea Securities Depository and others

	~~W~~	176,914	~~W~~	882,896	~~W~~	269,647

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

9. Derivative financial instruments and hedge accounting

The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. The Bank also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Bank’s own assets and liabilities. In addition, the Bank engages in proprietary trading of derivatives within the Bank’s regulated open position limits.

The Bank provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Bank uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,517,610	~~W~~	—	~~W~~	—
Swaps		110,448,714		521,514		649,232
Options		11,997,483		69,952		69,979

		123,963,807		591,466		719,211

Currency
Forwards		31,115,695		916,531		383,778
Futures[1]		172,751		—		—
Swaps		16,110,925		509,085		536,446
Options		348,644		3,151		1,400

		47,748,015		1,428,767		921,624

Stock and index
Futures[1]		25,068		—		—
Swaps		14,746		1,296		251
Options		900,555		16,623		39,897

		940,369		17,919		40,148

Other		60,000		2,440		2,314

	~~W~~	172,712,191	~~W~~	2,040,592	~~W~~	1,683,297

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of derivative financial instruments for trading as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	704,450	~~W~~	—	~~W~~	—
Swaps		94,616,334		474,897		660,017
Options		10,401,894		48,480		47,202

		105,722,678		523,377		707,219

Currency
Forwards		36,083,256		868,981		281,167
Futures[1]		609,989		—		—
Swaps		16,542,827		932,319		792,738
Options		1,017,903		14,138		14,332

		54,253,975		1,815,438		1,088,237

Stock and index
Futures[1]		129,739		—		—
Swaps		7,638		2,114		—
Options		1,896,598		35,868		143,023

		2,033,975		37,982		143,023

Credit
Swaps		200,000		1,958		—

Other		60,000		3,743		3,568

	~~W~~	162,270,628	~~W~~	2,382,498	~~W~~	1,942,047

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of derivative financial instruments for trading as of January 1, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	2,710,940	~~W~~	—	~~W~~	—
Swaps		85,811,473		505,800		721,190
Options		7,053,481		23,222		21,390

		95,575,894		529,022		742,580

Currency
Forwards		34,747,581		1,421,764		423,160
Futures[1]		1,552,324		—		—
Swaps		18,180,485		1,016,461		1,226,077
Options		3,264,266		187,884		88,832

		57,744,656		2,626,109		1,738,069

Stock and index
Futures[1]		38,937		—		—
Swaps		171,400		11,330		45,438
Options		2,659,848		74,089		277,190

		2,870,185		85,419		322,628

Credit
Swaps		200,000		2,128		—

Product
Forwards		41,727		2,412		2,388

Other		60,000		5,608		5,390

	~~W~~	156,492,462	~~W~~	3,250,698	~~W~~	2,811,055

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,343,294	~~W~~	206,560	~~W~~	12,564
Currency
Swap		1,153,300		—		127,780
Other		190,000		—		12,800

	~~W~~	5,686,594	~~W~~	206,560	~~W~~	153,144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of derivatives designated as fair value hedging instruments as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,440,700	~~W~~	205,230	~~W~~	21,205
Currency
Futures		516,598		5,416		5,849
Swap		1,138,900		—		193,376
Other		190,000		—		25,157

	~~W~~	6,286,198	~~W~~	210,646	~~W~~	245,587

The details of derivatives designated as fair value hedging instruments as of January 1, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,988,590	~~W~~	115,535	~~W~~	78,740
Currency
Futures		566,759		—		17,488
Swap		1,167,600		—		167,130
Other		190,000		—		34,523

	~~W~~	6,912,949	~~W~~	115,535	~~W~~	297,881

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Gains (losses) on hedging instruments	~~W~~	111,985	~~W~~	112,128
Gains (losses) on the hedged item attributable to the hedged risk		(88,653)		(82,783)

	~~W~~	23,332	~~W~~	29,345

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

10. Loans

Loans as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Loans	~~W~~	201,940,626	~~W~~	200,205,233	~~W~~	198,329,322
Deferred loan origination fees and costs		400,199		311,884		246,565
Less: Allowances for loan losses		(3,060,779)		(3,586,351)		(2,863,459)

Carrying amount	~~W~~	199,280,046	~~W~~	196,930,766	~~W~~	195,712,428

[1]	The amount of ~~W~~12,087,757 million related to the spin-off of credit card business from the Bank is included.

Loans to banks as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Loans	~~W~~	4,276,650	~~W~~	3,089,029	~~W~~	2,496,280
Less: Allowances for loan losses		(334)		(1,159)		(1,665)

Carrying amount	~~W~~	4,276,316	~~W~~	3,087,870	~~W~~	2,494,615

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Loans to customers other than banks as of December 31, 2011 and 2010, and January 1, 2010, consist of:

	Dec. 31, 2011
(In millions of Korean won)	Retail		Corporate		Total
Loans in Korean won	~~W~~	103,116,549	~~W~~	80,192,463	~~W~~	183,309,012
Loans in foreign currencies		55,895		3,960,711		4,016,606
Domestic import usance bills		—		4,277,672		4,277,672
Off-shore funding loans		—		893,288		893,288
Call loans		—		1,010,000		1,010,000
Bills bought in Korean won		—		104,487		104,487
Bills bought in foreign currencies		—		2,720,469		2,720,469
Guarantee payments under payment guarantee		—		55,561		55,561
Bonds purchased under repurchase agreements		—		800,000		800,000
Privately placed bonds		—		877,080		877,080

		103,172,444		94,891,731		198,064,175
Allowances		(635,108)		(2,425,337)		(3,060,445)

	~~W~~	102,537,336	~~W~~	92,466,394	~~W~~	195,003,730

Proportion (%)		52.09		47.91		100.00

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	98,207,940	~~W~~	73,981,360	~~W~~	—	~~W~~	172,189,300
Loans in foreign currencies		54,982		4,217,609		—		4,272,591
Domestic import usance bills		—		2,611,208		—		2,611,208
Off-shore funding loans		—		962,305		—		962,305
Call loans		—		130,000		—		130,000
Bills bought in Korean won		—		21,731		—		21,731
Bills bought in foreign currencies		—		2,223,932		—		2,223,932
Guarantee payments under payment guarantee		—		184,902		—		184,902
Credit card receivables in Korean won		—		—		12,411,794		12,411,794
Credit card receivables in foreign currencies		—		—		924		924
Bonds purchased under repurchase agreements		—		230,000		—		230,000
Privately placed bonds		—		2,189,401		—		2,189,401

		98,262,922		86,752,448		12,412,718		197,428,088
Allowances		(506,877)		(2,750,860)		(327,455)		(3,585,192)

	~~W~~	97,756,045	~~W~~	84,001,588	~~W~~	12,085,263	~~W~~	193,842,896

Proportion (%)		49.77		43.94		6.29		100.00

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	97,436,163	~~W~~	73,876,307	~~W~~	—	~~W~~	171,312,470
Loans in foreign currencies		48,607		4,369,763		—		4,418,370
Domestic import usance bills		—		2,354,936		—		2,354,936
Off-shore funding loans		—		1,134,125		—		1,134,125
Call loans		—		80,000		—		80,000
Bills bought in Korean won		—		19,179		—		19,179
Bills bought in foreign currencies		—		2,054,132		—		2,054,132
Guarantee payments under payment guarantee		—		44,334		—		44,334
Credit card receivables in Korean won		—		—		11,364,884		11,364,884
Credit card receivables in foreign currencies		—		—		830		830
Privately placed bonds		—		3,296,329		—		3,296,329
Due from factor		—		18		—		18

		97,484,770		87,229,123		11,365,714		196,079,607
Allowances		(379,608)		(2,145,526)		(336,660)		(2,861,794)

	~~W~~	97,105,162	~~W~~	85,083,597	~~W~~	11,029,054	~~W~~	193,217,813

Proportion (%)		49.72		44.49		5.79		100.00

The changes in deferred loan origination fees and costs for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	365,775	~~W~~	254,099	~~W~~	171,751	~~W~~	—	~~W~~	448,123
Other origination costs		—		263		62		—		201

		365,775		254,362		171,813		—		448,324

Deferred loan origination fees
Loans in Korean won		46,074		17,541		20,594		—		43,021
Credit card		2,438		—		867		(1,571)		—
Other origination fees		5,379		2,211		2,487		1		5,104

		53,891		19,752		23,948		(1,570)		48,125

	~~W~~	311,884	~~W~~	234,610	~~W~~	147,865	~~W~~	1,570	~~W~~	400,199

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	326,475	~~W~~	152,591	~~W~~	113,291	~~W~~	—	~~W~~	365,775

		326,475		152,591		113,291		—		365,775

Deferred loan origination fees
Loans in Korean won		55,117		17,052		26,095		—		46,074
Credit card		17,249		5,661		20,472		—		2,438
Other origination fees		7,544		1,723		3,886		(2)		5,379

		79,910		24,436		50,453		(2)		53,891

	~~W~~	246,565	~~W~~	128,155	~~W~~	62,838	~~W~~	2	~~W~~	311,884

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	506,877	~~W~~	2,751,998	~~W~~	327,476	~~W~~	3,586,351
Written-off		(286,592)		(1,459,345)		37		(1,745,900)
Recoveries from written-off loans		117,531		160,605		33,753		311,889
Sale		(4,377)		(114,254)		9		(118,622)
Other changes		37,902		55,783		853		94,538
Foreign exchange translation		15		2,318		—		2,333
Unwinding of discounts effect		(34,119)		(76,449)		(877)		(111,445)
Provision(Reversal)1,[2]		297,871		1,105,015		(469)		1,402,417
Spin-off		—		—		(360,782)		(360,782)

Ending	~~W~~	635,108	~~W~~	2,425,671	~~W~~	—	~~W~~	3,060,779

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	379,608	~~W~~	2,147,182	~~W~~	336,669	~~W~~	2,863,459
Written-off		(273,374)		(1,563,043)		(388,729)		(2,225,146)
Recoveries from written-off loans		127,525		130,733		245,326		503,584
Sale		(2,212)		(38,266)		(967)		(41,445)
Other changes		20,494		55,254		5,725		81,473
Foreign exchange translation		16		2,965		—		2,981
Unwinding of discounts effect		(17,375)		(57,858)		(4,582)		(79,815)
Provision(Reversal)1,[2]		272,195		2,075,031		134,034		2,481,260

Ending	~~W~~	506,877	~~W~~	2,751,998	~~W~~	327,476	~~W~~	3,586,351

[1]

Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees(Note 22), provision for financial guarantee contracts(Note 22), and provision for other financial asset(Note 17).

[2]	The amounts of ~~W~~ (-)469 million and ~~W~~ 134,034 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.

The amounts of written-off loans, over which the Bank still has a right to claim against the borrowers and guarantors, are ~~W~~ 10,046,373 million, ~~W~~ 12,850,253 million and ~~W~~ 11,447,476 million, as of December 31, 2011 and 2010, and January 1, 2010, respectively.

The coverage ratio of allowances for loan losses as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Loans	~~W~~	202,340,825	~~W~~	200,517,117	~~W~~	198,575,887
Allowances for loan losses		3,060,779		3,586,351		2,863,459
Ratio (%)		1.51		1.79		1.44

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	787,830	~~W~~	214,523	~~W~~	984,705
Financial bonds		1,464,142		620,977		1,738,306
Corporate bonds		—		20,526		71,975
Equity securities:
Stocks		38,611		27,210		110,165
Beneficiary certificates		52,375		63,679		90,007
Others		28,625		14,836		16,781

		2,371,583		961,751		3,011,939

Financial assets designated at fair value through profit or loss
Debt securities:
Financial bond		—		139		529

		—		139		529

Total financial assets at fair value through profit or loss	~~W~~	2,371,583	~~W~~	961,890	~~W~~	3,012,468

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	5,736,379	~~W~~	6,599,900	~~W~~	6,590,533
Financial bonds		5,760,914		5,361,476		5,729,262
Corporate bonds		3,812,887		3,209,085		2,942,002
Asset-backed securities		1,737,426		1,945,048		2,186,218
Equity securities:
Stocks		1,647,305		4,284,394		4,240,883
Equity investments		83,583		83,590		62,671
Beneficiary certificates		2,419,475		2,297,427		855,770

		21,197,969		23,780,920		22,607,339

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,016,861		5,943,012		5,497,597
Financial bonds		1,080,654		1,161,218		2,669,901
Corporate bonds		5,638,668		5,535,631		4,127,089
Asset-backed securities		338,611		392,300		241,999

		12,074,794		13,032,161		12,536,586

Total financial investments	~~W~~	33,272,763	~~W~~	36,813,081	~~W~~	35,143,925

[1]	The amount of ~~W~~ 26,712 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(52,092)	~~W~~	20,517	~~W~~	(31,575)
Held-to-maturity financial assets		(150)		117		(33)

	~~W~~	(52,242)	~~W~~	20,634	~~W~~	(31,608)

	Dec. 31, 2010
	Impairment[1]		Reversal		Net
Available-for-sale financial assets	~~W~~	(68,376)	~~W~~	8,970	~~W~~	(59,406)
Held-to-maturity financial assets		(523)		4		(519)

	~~W~~	(68,899)	~~W~~	8,974	~~W~~	(59,925)

[1]	The amount of ~~W~~74 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

13. Investments in associates and subsidiaries

Investments in associates and subsidiaries as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)	Dec. 31, 2011
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	125,597	~~W~~	128,778	~~W~~	129,258	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,766		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		103,617		84,792	Other finance	Korea
JSC Bank CenterCredit Ordinary share [2]	29.56		867,204		154,395		331,692	Banking	Kazakhstan
Preference share[2]	93.15		86,900		117,546		33,367	Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00		5,000		3,930		5,183	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		20,000		23,316		20,725	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		17,310		17,304		17,310	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	18.50		148,000		149,099		148,000	Other finance	Korea

		~~W~~	1,359,561		701,751		773,096

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [4]	100.00		USD 30,392		67,708		67,396	Banking	England
Kookmin Bank Hong Kong Ltd. [4]	100.00		USD 20,000		122,748		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [4]	53.19		USD 9,506		9,174		10,375	Banking	Cambodia

			USD 59,898		199,630		183,414

				~~W~~	901,381	~~W~~	956,510

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(in millions of Korean won)	Dec. 31, 2010
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	116,534	~~W~~	120,274	~~W~~	120,195	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,194		2,769	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		85,622		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		867,204		152,378		354,496	Banking	Kazakhstan
Preference share[2]	93.15		86,900		116,009		35,661	Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00		10,000		10,262		10,183	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		20,000		22,280		20,725	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		6,300		6,281		6,300	Investment finance	Korea

			1,196,488		516,300		635,121

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [4]	100.00		USD 30,392		64,449		67,396	Banking	England
Kookmin Bank Hong Kong Ltd. [4]	100.00		USD 20,000		115,241		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [4]	53.19		USD 9,506		16,274		10,375	Banking	Cambodia

			USD 59,898		195,964		183,414

				~~W~~	712,264	~~W~~	818,535

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(in millions of Korean won)	Jan. 1, 2010
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	110,962	~~W~~	114,623	~~W~~	114,623	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		2,769		2,769	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		12,250		11,992		11,992	Other finance	Korea
JSC Bank CenterCredit Ordinary share [2]	30.52		817,539		226,940		472,867	Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00		10,000		10,191		10,183	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		20,000		20,775		20,725	Investment finance	Korea

			975,251		387,290		633,159

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [4]	100.00		USD 30,392		67,396		67,396	Banking	England
Kookmin Bank Hong Kong Ltd. [4]	100.00		USD 20,000		105,643		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [4]	51.00		USD 7,626		8,218		8,218	Banking	Cambodia

			USD 57,918		181,257		181,257

				~~W~~	568,547	~~W~~	814,416

[1]

As of December 31, 2011 and 2010, and January 1, 2010, the Bank represents on governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., and United PF 1st Recovery Private Equity Fund and business relationships with those associates, therefore the Bank has significant influence over the decision-making process relating to the financial and business policies.

[2]

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price as of December 31, 2011 and 2010, and January 1, 2010, amounts to ~~W~~89,669 million, ~~W~~ 217,164 million and ~~W~~262,601 million, respectively.

[3]	As of December 31, 2011 and 2010, and January 1, 2010, the Bank is a partner in a limited partnership and does not have the right to control over these entities.
[4]	Acquisition costs of investments in subsidiaries are presented in US dollars.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in investments in associates and subsidiaries for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Acquisition (disposal)		Impairment loss		Others		Ending
Associates
Balhae Infrastructure Fund	~~W~~	120,195	~~W~~	9,063	~~W~~	—	~~W~~	—	~~W~~	129,258
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		84,792
JSC Bank CenterCredit[1]		390,157		—		(21,359)		(3,739)		365,059
KB06-1 Venture Investment Partnership		10,183		(5,000)		—		—		5,183
KB08-1 Venture Investment Partnership		20,725		—		—		—		20,725
KoFC KBIC Frontier Champ 2010-5 (PEF)		6,300		11,010		—		—		17,310
United PF 1st Recovery Private Equity Fund		—		148,000		—		—		148,000
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		10,375		—		—		—		10,375

	~~W~~	818,535	~~W~~	163,073	~~W~~	(21,359)	~~W~~	(3,739)	~~W~~	956,510

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Acquisition		Impairment loss		Others		Ending
Associates
Balhae Infrastructure Fund	~~W~~	114,623	~~W~~	5,572	~~W~~	—	~~W~~	—	~~W~~	120,195
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		11,992		72,800		—		—		84,792
JSC Bank CenterCredit[1]		472,867		136,565		(223,784)		4,509		390,157
KB06-1 Venture Investment Partnership		10,183		—		—		—		10,183
KB08-1 Venture Investment Partnership		20,725		—		—		—		20,725
KoFC KBIC Frontier Champ 2010-5 (PEF)		—		6,300		—		—		6,300
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		8,218		2,157		—		—		10,375

	~~W~~	814,416	~~W~~	223,394	~~W~~	(223,784)	~~W~~	4,509	~~W~~	818,535

[1]

Kazakhstan has been experiencing, among other things, a delay in the recovery of the local real estate market and difficulties in its financial sector, including problems relating to liquidity and roll-over of borrowings in light of decreased liquidity inflows from overseas. The Bank determined this as an indication of asset impairment since the decreased investment value of its BCC shares were not expected to recover in the near future due to an adverse economic condition in Kazakhstan, particularly the real estate market, and the fact that loan portfolio of BCC consisted mainly of loans collateralized by real estates.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The recoverable amount of shares of JSC Bank CenterCredit, obtained from an independent third-party valuation service as of December 31, 2011 and 2010, amounts to ~~W~~ 365,059 million and ~~W~~ 390,157 million, respectively. Carrying value of shares of JSC Bank CenterCredit before recognizing impairment losses, amounts to ~~W~~ 386,418 million and

~~W~~ 613,941 million, respectively.

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,941,740	~~W~~	—	~~W~~	(581)	~~W~~	1,941,159
Buildings		1,133,978		(280,699)		(2,661)		850,618
Leasehold improvements		467,977		(416,051)		—		51,926
Equipment and vehicles		1,515,306		(1,370,380)		—		144,926
Construction in-progress		1,074		—		—		1,074
Financial lease assets		43,756		(33,695)		—		10,061

	~~W~~	5,103,831	~~W~~	(2,100,825)	~~W~~	(3,242)	~~W~~	2,999,764

	Dec. 31, 2010[1]
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,987,256	~~W~~	—	~~W~~	(583)	~~W~~	1,986,673
Buildings		1,153,859		(270,319)		(2,668)		880,872
Leasehold improvements		424,649		(374,970)		—		49,679
Equipment and vehicles		1,602,743		(1,434,057)		—		168,686
Construction in-progress		119		—		—		119
Financial lease assets		33,045		(22,440)		—		10,605

	~~W~~	5,201,671	~~W~~	(2,101,786)	~~W~~	(3,251)	~~W~~	3,096,634

[1]	The amount of ~~W~~ 90,010 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,975,790	~~W~~	—	~~W~~	(586)	~~W~~	1,975,204
Buildings		1,125,562		(242,340)		(3,498)		879,724
Leasehold improvements		392,303		(332,361)		—		59,942
Equipment and vehicles		1,747,260		(1,485,823)		—		261,437
Construction in-progress		350		—		—		350
Financial lease assets		33,046		(10,577)		—		22,469

	~~W~~	5,274,311	~~W~~	(2,071,101)	~~W~~	(4,084)	~~W~~	3,199,126

The changes in property and equipment for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Beginning[1]		Acquisition		Transfers[2]		Disposal		Depreciation		Others		Changes due to spin-off		Ending
Land	~~W~~	1,986,673	~~W~~	195	~~W~~	556	~~W~~	(18)	~~W~~	—	~~W~~	27	~~W~~	(46,274)	~~W~~	1,941,159
Buildings		880,872		560		27,196		(26)		(26,594)		92		(31,482)		850,618
Leasehold improvements		49,679		345		39,183		(220)		(43,154)		6,216		(123)		51,926
Equipment and vehicles		168,686		99,066		—		(781)		(108,776)		3		(13,272)		144,926
Construction in-progress		119		69,848		(68,893)		—		—		—		—		1,074
Financial lease assets		10,605		10,711		—		—		(11,255)		—		—		10,061

	~~W~~	3,096,634	~~W~~	180,725	~~W~~	(1,958)	~~W~~	(1,045)	~~W~~	(189,779)	~~W~~	6,338	~~W~~	(91,151)	~~W~~	2,999,764

[1]	The amount of ~~W~~ 90,010 million related to the spin-off of credit card business from the Bank is included.
[2]	Including transfers with investment property and assets held for sale.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Dec. 31, 2010
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	~~W~~	1,975,204	~~W~~	—	~~W~~	12,135	~~W~~	(1,047)	~~W~~	—	~~W~~	381	~~W~~	1,986,673
Buildings		879,724		41		28,270		(572)		(26,773)		182		880,872
Leasehold improvements		59,942		582		27,346		(2)		(43,245)		5,056		49,679
Equipment and vehicles		261,437		62,287		—		(164)		(154,851)		(23)		168,686
Construction in-progress		350		52,307		(52,538)		—		—		—		119
Financial lease assets		22,469		—		—		—		(11,864)		—		10,605

	~~W~~	3,199,126	~~W~~	115,217	~~W~~	15,213	~~W~~	(1,785)	~~W~~	(236,733)	~~W~~	5,596	~~W~~	3,096,634

[1]	Including transfers with investment property and assets held for sale.
[2]	The amount of ~~W~~ 8,642 million of profit or loss of discontinued operations as of December 31, 2010, is included.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

Dec. 31, 2011
Beginning	Impairment	Reversal	Others	Ending
~~W~~(3,251)	~~W~~—	~~W~~—	~~W~~9	~~W~~	(3,242)

(In millions of Korean won)

Dec. 31, 2010
Beginning	Impairment	Reversal	Others	Ending
~~W~~(4,084)	~~W~~—	~~W~~—	~~W~~833	~~W~~	(3,251)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of investment property as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	68,844	~~W~~	—	~~W~~	68,844
Buildings		29,871		(7,804)		22,067

	~~W~~	98,715	~~W~~	(7,804)	~~W~~	90,911

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	73,095	~~W~~	—	~~W~~	73,095
Buildings		32,001		(7,908)		24,093

	~~W~~	105,096	~~W~~	(7,908)	~~W~~	97,188

	Jan. 1, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	84,499	~~W~~	—	~~W~~	84,499
Buildings		36,262		(8,533)		27,729

	~~W~~	120,761	~~W~~	(8,533)	~~W~~	112,228

As of December 31, 2011 and 2010, and January 1, 2010, fair values of the investment properties amounts to ~~W~~ 84,636 million, ~~W~~ 89,706 million and, ~~W~~104,520 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the years ended December 31, 2011 and 2010, amounts to ~~W~~ 1,268 million and ~~W~~ 1,178 million, respectively.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in investment property for the year ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Transfers		Depreciation		Ending
Land	~~W~~	73,095	~~W~~	(4,251)	~~W~~	—	~~W~~	68,844
Buildings		24,093		(1,317)		(709)		22,067

	~~W~~	97,188	~~W~~	(5,568)	~~W~~	(709)	~~W~~	90,911

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Transfers		Depreciation		Ending
Land	~~W~~	84,499	~~W~~	(11,404)	~~W~~	—	~~W~~	73,095
Buildings		27,729		(2,888)		(748)		24,093

	~~W~~	112,228	~~W~~	(14,292)	~~W~~	(748)	~~W~~	97,188

Property and equipment insured as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Insurance coverage						Insurance company
Type	Assets insured	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
General property insurance	Buildings[1]	~~W~~	1,022,752	~~W~~	985,048	~~W~~	965,269	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		122,901		137,566		167,048
	Equipment and vehicles and others		111,367		132,472		317,143

		~~W~~	1,257,020	~~W~~	1,255,086	~~W~~	1,449,460

[1]	Buildings include office buildings, investment properties and assets held for sale.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

15. Intangible Assets

The details of intangible assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	~~W~~	65,288	~~W~~	—	~~W~~	—	~~W~~	65,288
Other intangible assets		603,024		(357,184)		(3,489)		242,351

	~~W~~	668,312	~~W~~	(357,184)	~~W~~	(3,489)	~~W~~	307,639

(In millions of Korean won)	Dec. 31, 2010[1]
	Acquisition cost		Accumulated amortization		Carrying amount
Goodwill	~~W~~	65,288	~~W~~	—	~~W~~	65,288
Other intangible assets		613,768		(290,456)		323,312

	~~W~~	679,058	~~W~~	(290,456)	~~W~~	388,600

[1]	The amount of ~~W~~23,698 million related to the spin-off of credit card business from the Bank is included.

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
Goodwill	~~W~~	65,288	~~W~~	—	~~W~~	65,288
Other intangible assets		422,904		(196,747)		226,157

	~~W~~	488,192	~~W~~	(196,747)	~~W~~	291,445

The goodwill related to Housing & Commercial Bank (“H&CB”) and KB Cambodia Bank arose prior to the K-IFRS transition date, and the carrying amount of goodwill as of the K-IFRS transition date was its carrying amount in accordance with previous Korean GAAP.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2011, are as follows:

(In millions of Korean won)	Housing & Commercial Bank				Total
	Retail Banking		Corporate Banking
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	65,288
Recoverable amount exceeded carrying amount		114,763		96,851		211,614
Discount rate (%)		16.00		15.00
Permanent growth rate (%)		2.30		2.30

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by adjusting the amount obtained from the sale of similar cash-generating units, reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and cover a maximum period of five years. The future cash flows after a maximum period of five years are estimated on the assumption that the future cash flows will increase by 2.3% for Retail Banking and Corporate Banking every year. The key assumptions used for the estimation of the future cash flows are the market size and the Bank’s market share. The discount rate is a pre-tax rate based on CAPM that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of intangible assets, excluding goodwill, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	756	~~W~~	(694)	~~W~~	—	~~W~~	62
Software		485,546		(307,620)		—		177,926
Other intangible assets		97,662		(38,226)		(3,489)		55,947
Finance leases assets		19,060		(10,644)		—		8,416

	~~W~~	603,024	~~W~~	(357,184)	~~W~~	(3,489)	~~W~~	242,351

(In millions of Korean won)	Dec. 31, 2010[1]
	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	~~W~~	955	~~W~~	(866)	~~W~~	89
Software		491,043		(231,076)		259,967
Other intangible assets		108,114		(52,635)		55,479
Finance leases assets		13,656		(5,879)		7,777

	~~W~~	613,768	~~W~~	(290,456)	~~W~~	323,312

[1]	The amount of ~~W~~ 23,698 million related to the spin-off of credit card business from the Bank is included.

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	~~W~~	946	~~W~~	(832)	~~W~~	114
Software		304,825		(144,779)		160,046
Other intangible assets		103,477		(48,671)		54,806
Finance leases assets		13,656		(2,465)		11,191

	~~W~~	422,904	~~W~~	(196,747)	~~W~~	226,157

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in intangible assets excluding goodwill for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Beginning[1]		Acquisition		Disposal		Amortization		Others		Changes due to spin-off		Ending
Industrial property rights	~~W~~	89	~~W~~	21	~~W~~	—	~~W~~	(26)	~~W~~	—	~~W~~	(22)	~~W~~	62
Software		259,967		37,182		—		(95,284)		—		(23,939)		177,926
Other intangible assets		55,479		19,715		(7,438)		(4,450)		(3,484)		(3,875)		55,947
Finance leases assets		7,777		5,404		—		(4,765)		—		—		8,416

	~~W~~	323,312	~~W~~	62,322	~~W~~	(7,438)	~~W~~	(104,525)	~~W~~	(3,484)	~~W~~	(27,836)	~~W~~	242,351

[1]	The amount of ~~W~~ 23,698 million related to the spin-off of credit card business from the Bank is included.

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Acquisition		Disposal		Amortization[1]		Others		Ending
Industrial property rights	~~W~~	114	~~W~~	9	~~W~~	—	~~W~~	(34)	~~W~~	—	~~W~~	89
Software		160,046		186,217		—		(86,296)		—		259,967
Other intangible assets		54,806		9,582		(4,620)		(4,035)		(254)		55,479
Finance leases assets		11,191		—		—		(3,414)		—		7,777

	~~W~~	226,157	~~W~~	195,808	~~W~~	(4,620)	~~W~~	(93,779)	~~W~~	(254)	~~W~~	323,312

[1]	The amount of ~~W~~3,738 million of profit or loss of discontinued operations as of December 31, 2010, is included.

The changes in accumulated impairment losses on intangible assets for the year ended December 31, 2011, are as follows:

(In millions of Korean won)	Beginning[1]		Impairment		Reversal		Others		Ending
Impairment losses on intangible assets	~~W~~	—	~~W~~	(3,489)	~~W~~	—	~~W~~	—	~~W~~	(3,489)

[1]	As of December 31, 2010, there are no intangible assets accumulated impairment losses on intangible assets.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	71,268	~~W~~	—	~~W~~	71,268
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,015		—		4,015
Provisions for guarantees		75,250		—		75,250
Losses (gains) from valuation on derivatives		—		(109,427)		(109,427)
Present value discount		73		—		73
Losses (gains) from fair value hedged item		26,522		—		26,522
Accrued interest		—		(78,691)		(78,691)
Deferred loan origination fees and costs		—		(96,848)		(96,848)
Gains from revaluation		—		(274,254)		(274,254)
Investments in subsidiaries and others		—		(22,345)		(22,345)
Others		304,734		(175,729)		129,005

		486,712		(757,294)		(270,582)
Off-setting of deferred income tax assets and liabilities		(486,712)		486,712		—

Total	~~W~~	—	~~W~~	(270,582)	~~W~~	(270,582)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	130,033	~~W~~	—	~~W~~	130,033
Allowances for loan losses		—		(10,130)		(10,130)
Impairment losses on property and equipment		1,537		—		1,537
Interest on equity index-linked deposits		2,514		—		2,514
Share-based payments		3,176		—		3,176
Provisions for guarantees		99,484		—		99,484
Losses (gains) from valuation on derivatives		—		(122,808)		(122,808)
Present value discount		—		(12,062)		(12,062)
Losses (gains) from fair value hedged item		28,517		—		28,517
Accrued interest		—		(83,909)		(83,909)
Deferred loan origination fees and costs		—		(69,773)		(69,773)
Advanced depreciation provisions		—		(111,542)		(111,542)
Losses (gains) from revaluation		—		(251,418)		(251,418)
Dividends from SPEs		564		—		564
Investments in subsidiaries and others		—		(20,287)		(20,287)
Others		227,836		(117,064)		110,772

		493,661		(798,993)		(305,332)
Off-setting of deferred income tax assets and liabilities		(417,854)		417,854		—

Total ¹	~~W~~	75,807	~~W~~	(381,139)	~~W~~	(305,332)

¹	The amount of ~~W~~ 75,807 million in respect of the spin-off of credit card business from the Bank is excluded.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	186,491	~~W~~	(81,774)	~~W~~	104,717
Allowances for loan losses		—		(126,503)		(126,503)
Impairment losses on property and equipment		2,097		—		2,097
Interest on equity index-linked deposits		2,010		—		2,010
Provisions for guarantees		32,546		(10,978)		21,568
Losses (gains) from valuation on derivatives		2,874		(109,208)		(106,334)
Present value discount		—		(6,642)		(6,642)
Losses (gains) from fair value hedged item		—		(26,328)		(26,328)
Accrued interest		—		(19,786)		(19,786)
Deferred loan origination fees and costs		—		(55,261)		(55,261)
Advanced depreciation provisions		—		(111,542)		(111,542)
Losses (gains) from revaluation		—		(251,629)		(251,629)
Investments in subsidiaries and others		—		(20,287)		(20,287)
Others		277,163		(129,073)		148,090

		503,181		(949,011)		(445,830)
Off-setting of deferred income tax assets and liabilities		(503,181)		503,181		—

Total	~~W~~	—	~~W~~	(445,830)	~~W~~	(445,830)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 17,771 million associated with investment in subsidiaries and others as of December 31, 2011, due to the following reasons:

•	The Bank is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill as of December 31, 2011.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 380,228 million associated with investments in subsidiaries and others as of December 31, 2011, because it is not probable that the temporary differences will reverse in the foreseeable future.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 2,546 million, ~~W~~ 365 million,

~~W~~80,204 million and ~~W~~ 5,224 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2011, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Decrease		Spin-off		Increase		Ending
Deductible temporary differences
Losses (gains) from fair value hedge	~~W~~	129,178	~~W~~	129,178	~~W~~	—	~~W~~	109,596	~~W~~	109,596
Other provisions		581,650		581,650		155,544		450,406		294,862
Impairment losses on property and equipment		6,904		6,904		—		12,666		12,666
Interest on equity index-linked deposits		10,388		10,388		—		7,378		7,378
Share-based payments		30,271		30,271		—		19,138		19,138
Provision for guarantees		414,048		414,048		7,120		318,070		310,950
Present value discount		—		—		—		303		303
SPE dividends		2,563		2,563		—		—		—
Loss on SPE repurchase		80,204		—		—		—		80,204
Investment in subsidiaries and others		355,129		—		—		25,099		380,228
Others		961,778		809,035		186,981		1,298,687		1,264,449

		2,572,113		1,984,037		349,645		2,241,343		2,479,774

Unrecognized deferred income tax assets:
Share-based payments		15,834								2,546
Other provisions		1,477								365
Loss on SPE repurchase		80,204								80,204
Investment in subsidiaries and others		355,129								380,228
Others		3,510								5,224

		2,115,959								2,011,207

Tax rate (%)[1]		24.2 or 22.0								24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	493,661							~~W~~	486,712

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Decrease		Spin-off		Increase		Ending
Taxable temporary differences
Accrued interest	~~W~~	(368,470)	~~W~~	(306,002)	~~W~~	(6)	~~W~~	(262,708)	~~W~~	(325,170)
Allowance for loans losses		(41,860)		(41,860)		15,894		15,894		—
Deferred loan origination costs (fees)		(312,168)		(312,168)		315		(399,884)		(400,199)
Advanced depreciation provisions		(460,918)		(460,918)		—		—		—
Valuation gains (losses) on derivatives		(502,836)		(502,836)		—		(452,179)		(452,179)
Present value discount		(52,423)		(52,423)		—		—		—
Goodwill from merger		(65,288)		—		—		—		(65,288)
Gain from revaluation		(1,142,809)		(228)		(9,301)		—		(1,133,280)
Investment in subsidiaries and others		(114,883)		(4,780)		—		—		(110,103)
Others		(439,372)		(127,271)		(14,253)		(428,306)		(726,154)

		(3,501,027)		(1,808,486)		(7,351)		(1,527,183)		(3,212,373)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)								(65,288)
Investments in subsidiaries and others		(17,891)								(17,771)

		(3,417,848)								(3,129,314)

Tax rate (%)[1]		24.2 or 22.0								24.2

Total deferred income tax liabilities from deductible temporary differences	~~W~~	(798,993)							~~W~~	(757,294)

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2011. Accordingly, the rate of 24.2% has been applied for the deferred tax asset and liability expected to be utilized in periods after December 31, 2011.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Gains (losses) from fair value hedged item	~~W~~	—	~~W~~	—	~~W~~	129,178	~~W~~	129,178
Other provisions		472,300		472,300		581,650		581,650
Allowance for loans losses		9,468		9,468		6,904		6,904
Interest on equity index-linked deposits		8,306		8,306		10,388		10,388
Share-based payments		46,572		46,572		30,271		30,271
Provision for guarantees		91,988		91,988		414,048		414,048
SPE dividend		185,602		183,039		—		2,563
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and others		147,138		—		207,991		355,129
Others		973,617		274,175		262,336		961,778

		2,015,195		1,085,848		1,642,766		2,572,113

Unrecognized deferred income tax assets:
Share-based payments		46,572						15,834
Other provisions		344						1,477
SPE dividend		185,602						—
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and others		147,138						355,129
Others		2,703						3,510

		1,552,632						2,115,959

Tax rate (%)[1]		24.2 or 22.0						24.2 or 22.0

Total deferred income tax assets	~~W~~	363,295					~~W~~	493,661

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Decrease		Increase		Ending
Taxable temporary differences	~~W~~	(120,437)	~~W~~	(120,437)	~~W~~	—	~~W~~	—
Gains(losses) from fair value hedged item		(82,869)		(25,105)		(310,706)		(368,470)
Accrued interest		(522,741)		(522,741)		(41,860)		(41,860)
Deferred loan origination costs (fees)		(246,565)		(246,565)		(312,168)		(312,168)
Advanced depreciation provisions		(460,918)		—		—		(460,918)
Valuation gains (losses) on derivatives		(476,495)		(476,495)		(502,836)		(502,836)
Present value discount		(28,012)		—		(24,411)		(52,423)
Goodwill from merger		(65,288)		—		—		(65,288)
Gain from revaluation		(1,143,769)		(960)		—		(1,142,809)
Investments in subsidiaries and others		(106,476)		—		(8,407)		(114,883)
Others		(336,053)		(65,490)		(168,809)		(439,372)

		(3,589,623)		(1,457,793)		(1,369,197)		(3,501,027)

Unrecognized deferred income tax liability:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and others		(14,717)						(17,891)

	~~W~~	(3,509,618)					~~W~~	(3,417,848)

Tax rate (%)[1]		24.2 or 22						24.2 or 22

Total deferred income tax liabilities	~~W~~	(809,125)					~~W~~	(798,993)

[1]

The rate of 24.2% has been applied for the deferred tax asset and liability expected to be utilized in the year ended December 31, 2011. The rate of 22.0% has been applied for the deferred tax asset and liability expected to be utilized in periods after December 31, 2011.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

17. Other Assets

The details of other assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Other financial assets
Other receivables	~~W~~	3,783,488	~~W~~	3,592,179	~~W~~	3,576,353
Receivables from disposal of assets		—		200		200
Receivables in gold		107		—		637
Accrued income		1,099,094		1,101,726		1,100,218
Guarantee deposits		1,288,552		1,298,081		1,308,297
Domestic exchange settlement debits		1,393,555		1,709,096		639,645
Others		18,189		27,521		36,179
Allowances for loan losses		(290,208)		(290,945)		(328,314)
Present value discount		(649)		(425)		(693)

		7,292,128		7,437,433		6,332,522

Other non-financial assets
Other receivables		1		126,088		254
Prepaid expenses		246,070		191,942		189,906
Guarantee deposits		2,898		2,913		3,072
Others		48,712		68,584		175,400
Allowances on other assets		(7,980)		(24,210)		(30,387)

		289,701		365,317		338,245

	~~W~~	7,581,829	~~W~~	7,802,750	~~W~~	6,670,767

[1]	The amount of ~~W~~ 152,913 million in respect of the spin-off of credit card business from the Bank is included.

The changes in allowances for loan losses on other assets for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Other financial assets	Other non- financial assets	Total
Beginning[1]	290,945	24,210	315,155
Written-off	(6,180)	(19,801)	(25,981)
Provision [2]	5,443	3,571	9,014

Ending	290,208	7,980	298,188

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Other financial assets	Other non- financial assets	Total
Beginning	328,314	30,387	358,701
Written-off	(124,128)	(2,525)	(126,653)
Provision (reversal) [2]	86,759	(3,652)	83,107

Ending	290,945	24,210	315,155

[1]	The amount of ~~W~~ 3,582 million related to the spin-off of credit card business from the Bank is included.
[2]	The amounts of ~~W~~ 1,468 million and \ (-)495 million of profits or losses of discontinued operations as of December 31, 2011 and 2010, respectively, are also included.

18. Assets held for sale

The details of assets held for sale as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	8,371	~~W~~	(3,746)	~~W~~	4,625	~~W~~	4,625
Land		7,807		(2,501)		5,306		5,306

	~~W~~	16,178	~~W~~	(6,247)	~~W~~	9,931	~~W~~	9,931

(In millions of Korean won)	Dec. 31, 2010[2]
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	5,653	~~W~~	(2,251)	~~W~~	33,402	~~W~~	3,402
Land		7,353		(1,402)		5,951		5,951

	~~W~~	13,006	~~W~~	(3,653)	~~W~~	9,353	~~W~~	9,353

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	10,058	~~W~~	(4,219)	~~W~~	5,839	~~W~~	5,878
Land		16,637		(2,316)		14,321		14,850

	~~W~~	26,695	~~W~~	(6,535)	~~W~~	20,160	~~W~~	20,728

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.
[2]	Refer to Note 40 for details on assets held for sale related to credit card division.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2011 and 2010, are as follows:

	00000000	00000000			00000000		00000000	00000000
	Dec. 31, 2011
(In millions of Korean won)	Beginning	Provision		Reversal		Others		Ending
	~~W~~ (3,653)	~~W~~	(3,931)	~~W~~	312	~~W~~	1,025	~~W~~	(6,247)

	Dec. 31, 2010
(In millions of Korean won)	Beginning	Provision		Reversal		Others		Ending
	~~W~~ (6,535)	~~W~~	(482)	~~W~~	274	~~W~~	3,090	~~W~~	(3,653)

As of December 31, 2011, assets held for sale consist of ten real estate of closed offices and one real estate acquired through execution of security right, which the management of the Bank was committed to a plan to sell, but not sold by December 31, 2011. As of reporting date, two assets out of above assets held for sale are under negotiation for sale and the remaining nine assets are also actively marketed.

19. Deposits

Deposits as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Deposits	~~W~~	192,496,727	~~W~~	182,502,980	~~W~~	170,367,659
Deferred financing costs		(300)		(429)		(536)

	~~W~~	192,496,427	~~W~~	182,502,551	~~W~~	170,367,123

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of deposits as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Demand deposits in Korean won
Checking deposits	~~W~~	346,975	~~W~~	219,646	~~W~~	586,467
Household checking deposits		434,134		460,228		403,602
Special deposits		2,703,688		2,862,704		2,855,261
Ordinary deposits		20,614,466		19,755,901		17,922,039
Public fund deposits		85,895		125,094		158,275
Treasury deposits		7,539		5,869		4,187
General savings deposits		23,471,544		22,716,444		19,993,981
Corporate savings deposits		11,842,749		12,174,807		9,053,919
Nonresident’s deposit in Korean won		128,630		59,481		69,082
Nonresident’s free deposit in Korean won		15,672		25,709		39,777

		59,651,292		58,405,883		51,086,590

Demand deposits in foreign currencies
Checking deposits		72,596		81,551		77,679
Ordinary deposits		1,650,335		1,373,725		1,360,488
Special deposits		790		1,002		16,465
Others		—		—		7,146

		1,723,721		1,456,278		1,461,778

		61,375,013		59,862,161		52,548,368

Time deposits in Korean won
Time deposits		115,518,873		105,814,987		78,968,046
Installment savings deposits		5,454,573		5,625,204		5,418,024
Good-sum formation savings		338		367		396
Workers’ savings for housing		2		2		2
Nonresident’s deposit in Korean won		193,765		214,383		263,915
Long-term savings deposits for workers		1,862		2,035		2,304
Nonresident’s free deposit in Korean won		85,875		119,578		101,002
Long-term housing savings deposits		3,309,833		3,758,140		3,789,455
Long-term savings for households		247		371		523
Preferential savings deposits for workers		489		998		2,535
Mutual installment deposits		1,274,049		1,941,868		1,789,963
Mutual installment for housing		1,173,404		1,485,336		1,900,618

		127,013,310		118,963,269		92,236,783

Losses (gains) on valuation of fair value hedged items (prior year portion)		—		—		(11,689)

		127,013,310		118,963,269		92,225,094

Time deposits in foreign currencies
Time deposits		2,563,006		1,330,209		1,630,886
Installment savings deposits		1,201		391		480
Others		22		22		5,075

		2,564,229		1,330,622		1,636,441

		129,577,539		120,293,891		93,861,535

Certificates of deposits		1,544,175		2,346,928		23,957,756

Total deposits	~~W~~	192,496,727	~~W~~	182,502,980	~~W~~	170,367,659

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

20. Debts

The details of debts as of December 31, 2011 and 2010, and January 1, 2010, consist of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan.1, 2010
Borrowings	~~W~~	12,896,572	~~W~~	10,060,025	~~W~~	9,928,285
Bonds sold under repurchase agreements and others		1,142,763		885,102		2,560,127
Call money		810,095		470,774		1,354,645

	~~W~~	14,849,430	~~W~~	11,415,901	~~W~~	13,843,057

The details of borrowings as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1. 2010
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.50	~~W~~	650,616	~~W~~	930,653	~~W~~	1,343,725
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		690,750		676,223		674,272
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.64 ~ 3.00		6,281		10,654		19,473
	Borrowings from non-banking financial institutions	The Korea Development Bank	1.69 ~ 2.80		91,254		56,252		47,406
	Other borrowings	Small & Medium Business Corporation and others	0.50 ~ 6.09		2,339,967		2,059,495		1,783,816

					3,778,868		3,733,277		3,868,692

Borrowings in foreign currencies	Due to banks	JP Morgan Chase Bank N.A. and others	—		28,194		336,506		176,819
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.50~5.73		4,493,894		2,542,193		2,701,557
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.62~3.43		1,019,279		1,447,651		1,313,154
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		3,576,337		2,000,398		1,868,063

					9,117,704		6,326,748		6,059,593

				~~W~~	12,896,572	~~W~~	10,060,025	~~W~~	9,928,285

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of bonds sold under repurchase agreements and others as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Bonds sold under repurchase agreements	Individuals, Groups, Corporations	2.40 ~ 4.64	~~W~~	1,064,238	~~W~~	809,516	~~W~~	2,495,289
Bills sold	Counter sale	1.97 ~ 3.78		78,525		75,586		64,838

			~~W~~	1,142,763	~~W~~	885,102	~~W~~	2,560,127

The details of call money as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Call money in Korean won	Woori Asset Management Co., Ltd. and others	2.76~3.19	~~W~~	149,200	~~W~~	30,500	~~W~~	197,100
Call money in foreign currencies	Centralbank Uzbekistan and others	0.25~4.48		660,895		440,274		1,157,545

			~~W~~	810,095	~~W~~	470,774	~~W~~	1,354,645

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Call money and borrowings from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	716,040	~~W~~	94,055	~~W~~	810,095
Borrowings		650,616		9,067,897		147,342		9,865,855

	~~W~~	650,616	~~W~~	9,783,937	~~W~~	241,397	~~W~~	10,675,950

	Dec. 31, 2010
(In millions of Korean won)	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	408,362	~~W~~	62,412	~~W~~	470,774
Borrowings		930,653		6,284,100		109,554		7,324,307

	~~W~~	930,653	~~W~~	6,692,462	~~W~~	171,966	~~W~~	7,795,081

	Jan. 1, 2010
(In millions of Korean won)	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	1,214,545	~~W~~	140,100	~~W~~	1,354,645
Borrowings		1,343,725		5,947,513		178,959		7,470,197

	~~W~~	1,343,725	~~W~~	7,162,058	~~W~~	319,059	~~W~~	8,824,842

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

21. Debentures

The details of debentures as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010¹		Jan. 1, 2010
Debentures in Korean won
Hybrid capital instrument	8.50	~~W~~	100,000	~~W~~	100,000	~~W~~	100,000
Structured debentures	2.00~8.62		3,424,238		3,684,341		3,903,238
Subordinated fixed rate debentures in Korean won	0.00~7.70		7,995,571		7,323,268		7,972,273
Fixed rate debentures in Korean won	3.42~6.98		3,411,612		12,343,628		20,672,646
Floating rate debentures in Korean won	3.57~3.60		340,000		830,000		280,000

			15,271,421		24,281,237		32,928,157

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			15,964		57,045		—
Fair value adjustments on valuation of fair value hedged items (prior year portion)			42,494		(35,515)		(82,310)

			58,458		21,530		(82,310)

Discount or premium on debentures in Korean won
Discount on debentures			(47,272)		(16,614)		(27,940)

			15,282,607		24,286,153		32,817,907

Debentures in foreign currencies
Floating rate debentures	0.64 ~ 1.72		628,447		1,263,080		2,462,677
Fixed rate debentures	1.50 ~ 7.25		2,705,167		2,337,759		1,840,344

			3,333,614		3,600,839		4,303,021

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			47,986		(27,816)		—
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(90,778)		(83,832)		(106,270)

			(42,792)		(111,648)		(106,270)

Discount or premium on debentures in foreign currencies
Discount on debentures			(20,384)		(24,306)		(29,598)

			3,270,438		3,464,885		4,167,153

		~~W~~	18,553,045	~~W~~	27,751,038	~~W~~	36,985,060

¹	The amount of ~~W~~ 9,373,362 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in debentures based on face value for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000
Structured debentures		3,684,341		500,000		(760,103)		—		3,424,238
Subordinated fixed rate debentures in Korean won		7,323,268		800,000		(127,697)		—		7,995,571
Fixed rate debentures in Korean won		12,343,628		4,300,000		(5,132,016)		(8,100,000)		3,411,612
Floating rate debentures in Korean won		830,000		340,000		(180,000)		(650,000)		340,000

		24,281,237		5,940,000		(6,199,816)		(8,750,000)		15,271,421

Debentures in foreign currencies
Floating rate debentures		1,263,080		—		(700,035)		65,402		628,447
Fixed rate debentures		2,337,759		412,374		(33,217)		(11,749)		2,705,167

		3,600,839		412,374		(733,252)		53,653		3,333,614

	~~W~~	27,882,076	~~W~~	6,352,374	~~W~~	(6,933,068)	~~W~~	(8,696,347)	~~W~~	18,605,035

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000
Structured debentures		3,903,238		1,030,103		(1,249,000)		—		3,684,341
Subordinated fixed rate debentures in Korean won		7,972,273		500,000		(1,149,005)		—		7,323,268
Fixed rate debentures in Korean won		20,672,646		3,920,000		(12,249,018)		—		12,343,628
Floating rate debentures in Korean won		280,000		830,000		(280,000)		—		830,000

		32,928,157		6,280,103		(14,927,023)		—		24,281,237

Debentures in foreign currencies
Floating rate debentures		2,462,677		83,475		(1,280,669)		(2,403)		1,263,080
Fixed rates debentures		1,840,344		658,243		(181,933)		21,105		2,337,759

		4,303,021		741,718		(1,462,602)		18,702		3,600,839

	~~W~~	37,231,178	~~W~~	7,021,821	~~W~~	(16,389,625)	~~W~~	18,702	~~W~~	27,882,076

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

22. Provisions

The details of provisions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Provisions for unused loan commitments	~~W~~	146,873	~~W~~	284,668	~~W~~	289,076
Provisions for acceptances and guarantees		310,950		414,120		92,454
Provisions for asset retirement obligation		55,632		49,139		43,070
Other		104,921		269,805		149,896

	~~W~~	618,376	~~W~~	1,017,732	~~W~~	574,496

[1]	The amount of ~~W~~ 151,648 million related to the spin-off of credit card business from the Bank is included.

Provisions for unused loan commitments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	~~W~~	36,942,880	~~W~~	102,374	0.28
Retail loan commitments		14,632,998		44,499	0.30

	~~W~~	51,575,878	~~W~~	146,873	0.28

	Dec. 31, 2010
(In millions of Korean won)	Commitments outstanding		Provision[1]		Ratio (%)
Corporate loan commitments	~~W~~	27,655,758	~~W~~	110,116	0.40
Retail loan commitments		14,149,393		41,399	0.29
Credit line on credit cards		44,779,999		133,153	0.30

	~~W~~	86,585,150	~~W~~	284,668	0.33

[1]	The amount of ~~W~~ 133,153 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	~~W~~	27,052,738	~~W~~	114,290	0.42
Retail loan commitments		13,268,454		37,175	0.28
Credit line on credit cards		43,614,896		137,611	0.32

	~~W~~	83,936,088	~~W~~	289,076	0.34

Provisions for acceptances and guarantees as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(in millions of Korean won)	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,535,032	~~W~~	39,005	2.54
Confirmed acceptances and guarantees in foreign currencies		4,240,146		119,524	2.82
Unconfirmed acceptances and guarantees		5,679,049		152,421	2.68

	~~W~~	11,454,227	~~W~~	310,950	2.71

	Dec. 31, 2010[1]
(In millions of Korean won)	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,710,324	~~W~~	48,070	2.81
Confirmed acceptances and guarantees in foreign currencies		4,312,409		150,918	3.50
Unconfirmed acceptances and guarantees		6,444,097		215,132	3.34

	~~W~~	12,466,830	~~W~~	414,120	3.32

[1]	The amount of ~~W~~ 6,298 million related to the spin-off of credit card business from the Bank is included.

	Jan. 1, 2010
(In millions of Korean won)	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,636,561	~~W~~	19,892	1.22
Confirmed acceptances and guarantees in foreign currencies		5,218,652		38,929	0.75
Unconfirmed acceptances and guarantees		7,852,931		33,633	0.43

	~~W~~	14,708,144	~~W~~	92,454	0.63

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
Beginning[1]	~~W~~	414,120	~~W~~	284,668	~~W~~	698,788
Effects of changes in foreign exchange rate		2,125		131		2,256
Provision (reversal)[2]		(98,175)		4,858		(93,317)
Spin-off of credit card business effect		(7,120)		(142,784)		(149,904)

Ending	~~W~~	310,950	~~W~~	146,873	~~W~~	457,823

	Dec. 31, 2010
(In millions of Korean won)	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
Beginning	~~W~~	92,454	~~W~~	289,076	~~W~~	381,530
Effects of changes in foreign exchange rate		(266)		(210)		(476)
Provision (reversal)[2]		321,932		(4,198)		317,734

Ending	~~W~~	414,120	~~W~~	284,668	~~W~~	698,788

[1]	The amount of ~~W~~ 139,451 million related to the spin-off of credit card business from the Bank is included.
[2]	The amounts of ~~W~~ 10,452 million and ~~W~~ (-)4,272 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.

The changes in provisions for asset retirement obligation for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	49,139	~~W~~	43,070
Provision		2,539		1,101
Reversal		—		(47)
Used		(1,736)		(1,505)
Unwinding of discount		2,504		2,574
Effects of changes in discount rate		3,186		3,946

Ending	~~W~~	55,632	~~W~~	49,139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Provisions for membership rewards program	~~W~~	250	~~W~~	12,437	~~W~~	1,225
Dormant accounts		11,292		9,773		10,155
Provisions for litigations		5,489		4,484		2,375
Provisions for financial guarantee contracts		7,959		18,866		32,578
Others		79,931		224,245		103,563

	~~W~~	104,921	~~W~~	269,805	~~W~~	149,896

[1]	The amount of ~~W~~12,197 million related to the spin-off of credit card business from the Bank is included.

The changes in other provisions for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total
Beginning [1]	~~W~~	12,437	~~W~~	9,773	~~W~~	4,484	~~W~~	18,866	~~W~~	224,245	~~W~~	269,805
Increase [2]		3,469		10,377		4,656		13,818		396		32,716
Decrease [3]		(3,842)		(8,858)		(3,644)		(24,725)		(144,710)		(185,779)
Spin-off of Credit card business		(11,814)		—		(7)		—		—		(11,821)

Ending	~~W~~	250	~~W~~	11,292	~~W~~	5,489	~~W~~	7,959	~~W~~	79,931	~~W~~	104,921

[1]	The amount of ~~W~~ 12,197 million related to the spin-off of credit card business from the Bank is included.
[2]	The amount of ~~W~~ 2,969 million of profit or loss of discontinued operations as of December 31, 2011, is included.
[3]	The amount of ~~W~~ 789 million of profit or loss of discontinued operations as of December 31, 2011, is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total
Beginning	~~W~~	1,225	~~W~~	10,155	~~W~~	~~2~~,375	~~W~~	32,578	~~W~~	103,563	~~W~~	149,896
Increase [1]		22,622		6,838		2,109		136,415		19,621		187,605
Decrease		(11,410)		(7,220)		—		(150,127)		101,061		(67,696)

Ending	~~W~~	12,437	~~W~~	9,773	~~W~~	4,484	~~W~~	18,866	~~W~~	224,245	~~W~~	269,805

[1]	The amount of ~~W~~ 22,542 million of profit or loss of discontinued operations as of December 31, 2010, is included.

23. Other Liabilities

23.1 Defined benefit liabilities

Defined benefit plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Bank.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in the defined benefit obligation for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Present value of defined benefit obligation (beginning)	~~W~~	473,945	~~W~~	569,355
Current service cost		134,850		138,288
Interest cost		23,512		27,567
Actuarial gains(losses)		33,381		(26,192)
Exchange difference on foreign plans		28		38
Benefits paid		(17,919)		(253,427)
Past service cost[1]		45,538		—
Effects of curtailments		—		18,316
Spin-off		(14,582)		—

Present value of defined benefit obligation (ending)	~~W~~	678,753	~~W~~	473,945

[1]	Other provisions amounting to ~~W~~34,427 million as of December 31, 2010 are reclassified as defined benefit obligation

The changes in the fair value of plan assets for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Fair value of plan assets (beginning)	~~W~~	355,382	~~W~~	406,642
Expected return on plan assets		14,543		18,573
Actuarial gains (losses)		985		(6,787)
Contributions		221,317		191,039
Benefits paid		(17,243)		(254,085)
Spin-off		(11,658)		—

Fair value of plan assets (ending)	~~W~~	563,326	~~W~~	355,382

The details of defined benefit liability as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010¹		Jan. 1, 2010
Present value of defined benefit obligation	~~W~~	678,753	~~W~~	473,945	~~W~~	569,355
Fair value of plan assets		563,326		355,382		406,642

Defined benefit liability	~~W~~	115,427	~~W~~	118,563	~~W~~	162,713

¹	The amount of ~~W~~ 2,754 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011¹		Dec. 31, 2010¹
Current service cost	~~W~~	134,850	~~W~~	138,288
Interest cost		23,512		27,567
Expected return on plan assets		(14,543)		(18,573)
Actuarial losses (gains)		32,396		(19,405)
Past service cost		11,111		—
Effects of curtailments		—		18,316

Post-employment benefits	~~W~~	187,326	~~W~~	146,193

¹	The amounts of ~~W~~ 1,393 million and ~~W~~ 5,424 million of profit or loss of discontinued operations for the years ended December 31, 2011 and 2010, respectively, are included.

The actual return on plan assets is ~~W~~ 15,528 million and ~~W~~ 11,786 million for the years ended December 31, 2011 and 2010, respectively.

The details of plan assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Time deposits	~~W~~	563,326	~~W~~	355,382	~~W~~	406,642

Key actuarial assumptions used as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Ratio (%)
	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Discount rate	4.32	5.13	5.96
Expected return on plan assets	4.19	3.91	4.89
Future salary increase rate	4.55	4.99	5.10

Mortality assumptions are based on the 2009 Korea standard mortality rates table.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each item as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Present value of defined benefits obligation	~~W~~	678,753	~~W~~	473,945	~~W~~	569,355
Fair value of plan assets		563,326		355,382		406,642

	~~W~~	115,427	~~W~~	118,563	~~W~~	162,713

Adjustments to defined benefits obligation		33,381		(26,192)
Adjustments to plan assets		(985)		6,787

The Bank’s best estimate of contributions expected to be paid to plan during the annual period beginning after the reporting period amounts to ~~W~~ 91,365 million.

23.2 Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010¹		Jan. 1, 2010
Other financial liabilities
Other payables	~~W~~	1,940,618	~~W~~	1,851,483	~~W~~	3,023,179
Prepaid card and debit card		2,077		18,263		17,580
Accrued expenses		4,066,340		3,840,983		3,942,070
Financial guarantee liabilities		7,217		5,267		10,030
Deposits for letter of guarantees and others		188,021		167,980		160,885
Domestic exchange settlement credits		124,891		189,041		391,571
Foreign exchanges settlement credits		88,467		84,283		68,430
Borrowings from other business account		11,827		3,011		46,809
Payable to trust accounts		1,919,084		1,835,070		1,658,313
Liability incurred by agency relationship		197,537		381,896		344,668
Account for agency businesses		134,263		271,568		220,680
Others		51,824		47,730		74,941

		8,732,166		8,696,575		9,959,156

Other non-financial liabilities
Other payables		499,026		18,339		16,972
Unearned revenue		70,241		100,293		116,303
Accrued expenses		156,141		121,507		148,495
Deferred revenue on credit card points		—		124,867		140,191
Withholding taxes		149,183		97,243		95,978
Others		336,040		317,804		107,619

		1,210,631		780,053		625,558

	~~W~~	9,942,797	~~W~~	9,476,628	~~W~~	10,584,714

¹	The amount of ~~W~~ 727,198 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

24. Equity

24.1 Capital Stock

The details of outstanding shares of the Bank as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Ordinary shares
	Dec. 31, 2011[2]		Dec. 31, 2010		Jan. 1, 2010
Number of shares authorized		1,000,000,000		1,000,000,000		1,000,000,000
Number of shares		404,379,116		496,379,116		496,379,116
Par Value per share	~~W~~	5,000	~~W~~	5,000	~~W~~	5,000
Capital[1]	~~W~~	2,021,896	~~W~~	2,481,896	~~W~~	2,481,896

[1]	In millions of Korean won.
[2]	Decrease is due to spin-off the credit card business for the year ended December 31, 2011.

24.2 Hybrid capital instruments

The details of hybrid capital instruments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Issue date	Maturity	Annual interest rate (%)	Dec. 31, 2011	Dec. 31, 2010		Jan. 1, 2010
Hybrid capital instruments [1]	2009-03-31	2039-03-31	—	—	~~W~~	1,000,000	~~W~~	1,000,000

[1]

The Bank (issuer) has an option to call or redeem the hybrid capital instruments after five years from the issue date. The Bank also has the option to extend the hybrid capital instruments at the maturity date under the same terms and conditions.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

24.3 Capital surplus

The details of capital surplus as December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Paid-in capital in excess of par value¹	~~W~~	4,604,417	~~W~~	5,651,963	~~W~~	5,651,963
Gain on business combination		397,669		397,669		397,669
Revaluation increment		177,229		177,229		177,229
Other capital surplus		40,716		40,716		40,716
Loss on capital reduction		(934,900)		—		—

	~~W~~	4,285,131	~~W~~	6,267,577	~~W~~	6,267,577

¹	An amount of ~~W~~ 1,047,547 million corresponding to the ratio of capital reduced was offset against loss on capital reduction.

The gain on business combination is a gain from a bargain purchase from the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

24.4 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan.1, 2010
Gains (losses) on valuation of available-for-sale financial assets	~~W~~	337,223	~~W~~	763,598	~~W~~	659,670
Gains (losses) on valuation of held-to-maturity financial assets		12		16		21
Currency translation differences		4,258		1,403		—

	~~W~~	341,493	~~W~~	765,017	~~W~~	659,691

[1]	The amount of ~~W~~ 17,202 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

24.5 Retained earnings

The details of retained earnings as of December 31, 2011 and 2010, and January 1, 2010, consist of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Legal reserves	~~W~~	1,567,240	~~W~~	1,566,040	~~W~~	1,502,440
Voluntary reserves		7,398,291		7,388,269		6,914,669
Unappropriated retained earnings		3,394,347		1,443,141		2,046,328

	~~W~~	12,359,878	~~W~~	10,397,450	~~W~~	10,463,437

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. Also, with regard to the Tokyo branch, the Bank appropriates 10% of the Branch’s net income as other reserves in accordance with the Banking Law of Japan.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The appropriation of retained earnings for the years ended December 31, 2011 and 2010, is follows:

(In millions of Korean won)	2011			2010
Retained earnings before appropriation		~~W~~	3,394,347		~~W~~	1,443,141
Unappropriated retained earnings carried forward from prior year	1,431,919			80
Effects of Korean-IFRS adoption	—			1,413,743
Interest from hybrid capital instruments	(46,151)			(64,600)
Net income	2,008,579			93,918
Transfers such as discretionary reserves			819,300			—
Discretionary reserves	819,300			—
Appropriation			4,213,596			11,222
Legal reserve	200,900			1,200
Reserve for research and manpower development	5,000			9,051
Regulatory reserve for credit losses	1,529,975			—
Loss on capital reduction	934,900			—
Revaluation of property and equipment	883,458			—
Cash dividends (32.54% in 2011, Nil for common stock in 2010)	657,925			—
Other reserve	1,438			971

Unappropriated retained earnings carried forward to subsequent year		~~W~~	51		~~W~~	1,431,919

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Article 29.1 through 29.2 of Regulation on supervision of Banking Business.

The details of the regulatory reserve for credit losses as of December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	—	~~W~~	—
Amounts estimated to be appropriated[1]		1,529,975		1,287,349

Ending	~~W~~	1,529,975	~~W~~	~~1~~,287,349

[1]	Ending balance as of December 31, 2010, includes \267,816 million of the credit card business which separated from the banking unit.

The adjustments to the regulatory reserve for credit losses as of December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Provision of regulatory reserve for credit losses	~~W~~	242,626
Adjusted profit after provision of regulatory reserve for credit losses[1]		1,765,953

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision or reversal of regulatory reserve for credit losses before income tax is adjusted to the profit.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

25. Net Interest Income

The details of Interest income and expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Interest income[1]
Due from financial institutions	~~W~~	38,725	~~W~~	16,950
Loans		11,025,505		11,202,337
Financial investments
Available-for-sale financial assets		686,208		713,123
Held-to-maturity financial assets		647,179		694,021
Other[3]		148,413		173,016

		12,546,030		12,799,447

Interest expenses[2]
Deposits		4,980,633		4,744,234
Debts		267,986		235,304
Debentures		1,085,732		1,791,060
Other		74,244		43,207

		6,408,595		6,813,805

Net interest income	~~W~~	6,137,435	~~W~~	5,985,642

[1]	The amounts of ~~W~~ 214,245 million and ~~W~~ 1,317,774 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.
[2]	The amounts of ~~W~~ 77,411 million and ~~W~~ 477,191 million of profit or loss of discontinued operations as of December 30, 2011 and 2010, respectively, are included.
[3]

Interest income received in cash from written-off loans amounting to ~~W~~ 22,670 million and ~~W~~ 58,484 million, respectively, for the years ended December 31, 2011 and 2010, which were classified as non-operating income under previous K-GAAP, are reclassified as operating income under K-IFRS.

Interest income recognized on impaired loans is ~~W~~ 111,445 million (2010: ~~W~~ 79,815 million) for the year ended December 31, 2011. And there is no accrued interest recognized on impaired financial investments.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

26. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Fee and commission income¹
Banking activity fees	~~W~~	188,980	~~W~~	184,142
Lending activity fees		88,521		79,734
Credit card related fees and commissions		179,459		1,043,772
Agent activity fees		493,750		197,101
Trust and other fiduciary fees		149,329		130,839
Guarantee fees		34,171		38,744
Foreign currency related fees		107,079		102,439
Commissions from transfer agent services		209,655		277,683
Other business account commission on consignment		173,893		43,979
Other		142,994		287,443

		1,767,831		2,385,876

Fee and commission expense²
Trading activity related fees		14,427		14,369
Lending activity fees		14,386		11,365
Credit card related fees and commissions		103,609		549,704
Contributions to external institutions		20,721		18,709
Outsourcing related fees		64,568		53,176
Foreign currency related fees		9,165		10,839
Management fees of written-off loans[3]		16,845		31,583
Other		44,935		94,194

		288,656		783,939

Net fee and commission income	~~W~~	1,479,175	~~W~~	1,601,937

¹	The amounts of ~~W~~ 208,444 million and ~~W~~ 1,209,238 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.
²	The amounts of ~~W~~ 114,215 million and ~~W~~ 620,507 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.
[3]	Management fees of written-off loans which were classified as non-operating expense in previous K-GAAP, are reclassified as operating expense under K-IFRS.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The above amounts include fee and commission income of ~~W~~ 1,767,831 million and ~~W~~ 2,385,876 million from financial assets, and fee and commission expense of ~~W~~ 274,229 million and ~~W~~ 769,570 million from financial liabilities for the years ended December 31, 2011 and 2010, respectively, that are not at fair value through profit or loss.

27. Net gain or loss from financial assets/liabilities at fair value through profit or loss

27.1 Net gain or loss from financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Financial assets held for trading
Debt securities	~~W~~	77,179	~~W~~	139,757
Equity securities		(9,107)		17,926

		68,072		157,683

Derivatives held for trading
Interest rate		(78,391)		(168,386)
Currency		886,691		750,842
Stock or stock index		60,625		(22,893)
Credit		259		2,044
Other		586		803

		869,770		562,410

Financial liabilities held for trading		—		(5,304)
Other financial instruments		230		(75)

	~~W~~	938,072	~~W~~	714,714

27.2 Net gain or loss from financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Financial assets designated at fair value through profit or loss	~~W~~	(119)	~~W~~	(54)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

28. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011[1]		Dec. 31, 2010[1]
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	~~W~~	357	~~W~~	8,295
Gains on sale of available-for-sale financial assets		606,698		157,470
Reversal of impairment on available-for-sale financial assets		20,517		8,970

		627,572		174,735

Revenue related to held-to-maturity financial assets
Reversal of impairment on held-to-maturity financial assets		117		4

		117		4

Gains on foreign exchange transactions		1,553,659		1,925,057
Dividend income		53,597		88,759
Others		317,808		344,922

		2,552,753		2,533,477

Other operating expenses
Expense related to available-for-sale financial assets
Loss on sale of available-for-sale financial assets		209,551		350
Impairment on available-for-sale financial assets		52,092		68,376

		261,643		68,726

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		150		523

		150		523

Loss on foreign exchanges transactions		2,202,850		2,378,112
Others		1,155,562		1,134,328

		3,620,205		3,581,689

Net other operating income (expenses)	~~W~~	(1,067,452)	~~W~~	(1,048,212)

[1]	The amounts of ~~W~~ (-)16,463 million and ~~W~~ (-)68,059 million of loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

29. Employee Benefits

29.1 Details of employee benefits

The details of employee benefits for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011¹	Dec. 31, 2010¹
Salaries and other short-term employee benefits	~~W~~1,444,019	~~W~~1,491,466
Post-employment benefits-defined benefit plans	187,326	146,193
Post-employment benefits-defined contribution plans	192	—
Termination benefits	12,173	651,654
Share-based payments²	(10,585)	(9,162)

	~~W~~1,633,125	~~W~~2,280,151

¹	The amounts of ~~W~~ 13,382 million and ~~W~~ 63,887 million of loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.
²	Reversal of share-based payments was due to the decrease in share price.

29.2 Share-based payments

29.2.1. Share options

The details of the share options as of December 31, 2011, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Number of granted shares[1]	Vesting conditions
Series 12	2004.02.09	8	60,000	Service period: 1 year[4]
Series 13-1	2004.03.23	8	20,000	Service period: 1 year[3]
Series 15-1	2005.03.18	8	165,000	Service period: 3 years[3]
Series 15-2	2005.03.18	8	690,000	Service period: 3 years[4]
Series 17	2005.07.22	8	30,000	Service period: 3 years[4]
Series 18	2005.08.23	8	15,000	Service period: 3 years[4]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			2,845,000

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and number of shares are linked to certain performance conditions for the service period.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2011 and 2010, are as follows:

(In Korean won, except shares)

	Dec. 31, 2011
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
Series 10-1		40,063		23,385		16,678		—		—	~~W~~	—	—
Series 10-2		51,303		51,303		—		—		—		—	—
Series 11		5,091		5,091		—		—		—		—	—
Series 12		54,250		—		—		54,250		54,250		46,100	0.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	0.23
Series 15-1		125,362		—		—		125,362		125,362		54,656	1.21
Series 15-2		450,928		10,000		—		440,928		440,928		46,800	1.21
Series 16		8,827		8,827		—		—		—		—	—
Series 17		29,441		—		—		29,441		29,441		49,200	1.56
Series 18		7,212		—		—		7,212		7,212		53,000	1.65
Series 19		751,651		—		—		751,651		751,651		77,063	2.23
Series 20		25,613		—		—		25,613		25,613		81,900	2.33
Series 21		18,987		—		—		18,987		18,987		76,600	2.82
Series 22		657,498		—		—		657,498		657,498		77,100	3.11
Series 23		15,246		—		—		15,246		15,246		84,500	3.23
Series Kookmin Credit Card -1		22,146		—		22,146		—		—		—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—		—	—

		2,293,608		98,606		48,814		2,146,188		2,146,188

Weighted average exercise price	~~W~~	67,108	~~W~~	40,630	~~W~~	75,058	~~W~~	68,144	~~W~~	68,144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The weighted-average share price at the date of exercise for share options exercised for the year ended December 31, 2011, is ~~W~~ 57,960.

(In Korean won, except shares)

	Dec. 31, 2010
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
Series 8-1		24,942		—		24,942		—		—	~~W~~	—	—
Series 8-2		191,831		5,000		186,831		—		—		—	—
Series 9		23,899		—		23,899		—		—		—	—
Series 10-1		40,063		—		—		40,063		40,063		47,360	0.22
Series 10-2		67,993		16,690		—		51,303		51,303		35,500	0.22
Series 11		5,091		—		—		5,091		5,091		40,500	0.65
Series 12		54,250		—		—		54,250		54,250		46,100	1.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	1.23
Series 14		610,000		—		610,000		—		—		—	—
Series 15-1		125,362		—		—		125,362		125,362		54,656	2.21
Series 15-2		480,714		—		29,786		450,928		450,928		46,800	2.21
Series 16		8,827		—		—		8,827		8,827		45,700	2.32
Series 17		29,441		—		—		29,441		29,441		49,200	2.56
Series 18		7,212		—		—		7,212		7,212		53,000	2.65
Series 19		751,651		—		—		751,651		751,651		77,063	3.23
Series 20		25,613		—		—		25,613		25,613		81,900	3.33
Series 21		18,987		—		—		18,987		18,987		76,600	3.82
Series 22		696,674		—		39,176		657,498		657,498		77,100	4.11
Series 23		15,246		—		—		15,246		15,246		84,500	4.23
Series Kookmin Credit Card -1		22,146		—		—		22,146		22,146		71,538	0.22
Series Kookmin Credit Card -2		9,990		—		—		9,990		9,990		129,100	0.24

		3,229,932		21,690		914,634		2,293,608		2,293,608

Weighted average exercise price	~~W~~	63,028	~~W~~	13,163	~~W~~	18,060	W	67,108	~~W~~	67,108

The weighted-average share price for share options exercised for the year ended December 31, 2010, was ~~W~~ 53,878.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)

	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 12 (Directors)	~~W~~	37,500	~~W~~	46,100	20.22	0.05	~~W~~	4	3.40	~~W~~	1
Series 12 (Employees)		37,500		46,100	20.22	0.05		4	3.40		1
Series 13-1 (Directors)		37,500		48,650	38.54	0.11		8	3.40		51
Series 15-1 (Directors)		37,500		54,656	47.50	0.61		44	3.40		1,564
Series 15-2 (Directors)		37,500		46,800	47.50	0.61		44	3.40		2,794
Series 15-2 (Employees)		37,500		46,800	47.50	0.61		44	3.40		2,794
Series 17 (Directors)		37,500		49,200	42.94	0.78		57	3.40		2,467
Series 18 (Employees)		37,500		53,000	42.92	0.21		16	3.40		151
Series 19 (Directors)		37,500		76,726	38.64	1.12		81	3.40		424
Series 19 (Employees)		37,500		77,390	42.46	0.79		58	3.40		256
Series 20 (Employees)		37,500		81,900	40.71	0.89		65	3.40		194
Series 21 (Employees)		37,500		76,600	35.85	1.39		100	3.39		523
Series 22 (Directors)		37,500		77,100	52.02	0.44		33	3.40		135
Series 22 (Employees)		37,500		77,100	35.01	1.67		120	3.38		719
Series 23 (Non-executive directors)		37,500		84,500	48.62	0.56		41	3.40		107
The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

29.2.2. Share Grants

The Bank changed the scheme of share based payment from share option to share grant in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grant as of December 31, 2011, are as follows:

(In number of shares)

Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5,6]
Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 19	2010.01.01	9,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6,7]
Series 20-1	2010.01.08	24,746	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6,7]
Series 20-2	2010.01.08	105,714	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6,7]
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 24	2010.08.03	57,072	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6,7]
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [4,6]
Series 33	2011.07.07	5,736	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 34	2011.08.10	10,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 35	2011.10.12	8,346	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,6]
Series 36	2011.10.18	8,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6,8]
Grant deferred in 2010	—	15,496	Satisfied
Grant deferred in 2011	—	3,589	Satisfied

		524,279

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period
[2]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the relative EPS and qualitative indicators, such as a trend of ROA of last two years, respectively.

[3]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Bank and the targeted relative TSR, respectively.

[4]	The number of granted shares to be compensated is not linked to performance, but fixed.
[5]	The number of granted shares to be compensated was changed based on a new contract made for the year ended December 31, 2010, after cancellation of the previous contact.
[6]	Certain portion of the granted shares is compensated over a maximum period of three years.
[7]	Fair value of compensation per granted share is confirmed.
[8]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of share grants linked to short-term performance as of December 31, 2011, are as follows:

	Grant date	Number of vested shares [1]	Vesting conditions
Granted shares for 2010	2010.01.01	82,415	Satisfied
Granted shares for 2011	2011.01.01	165,343	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)
Linked to long term performance
Series 13	1.00~3.00	3.40	~~W~~	36,339	36,339~42,634
Series 17	1.00~3.00	3.40		36,343	36,343~42,634
Series 19	—	3.40		—	36,291
Series 20-1	0.02~4.00	3.40		8,718	36,916~44,159
Series 20-2	0.02~4.00	3.40		8,718	36,917~44,159
Series 23	1.53~4.53	3.38		21,644	36,110~42,520
Series 24	0.59~4.00	3.40		9,086	36,222~42,634
Series 25	1.53~4.53	3.38		21,644	36,110~42,520
Series 27	0.72~4.00	3.40		5,225	36,169~42,634
Series 28	1.00~4.00	3.40		4,609	36,211~42,634
Series 29	1.00~4.00	3.40		5,286	36,211~42,634
Series 30	1.00~4.00	3.40		5,606	36,211~42,634
Series 31	1.00~4.00	3.40		5,623	36,211~42,634
Series 32	2.23~5.17	3.36		—	36,302~42,729
Series 33	1.50~4.17	3.39		15,878	36,283~42,634
Series 34	1.61~4.17	3.38		18,635	36,280~42,634
Series 35	2.00~4.17	3.37		21,198	36,109~42,634
Series 36	2.00~4.17	3.37		21,649	36,109~42,634
Grant deferred in 2010	0.25~3.25	3.38		—	37,060~42,634
Grant deferred in 2011	0.25~3.25	3.38		—	36,479~42,634

Linked to short-term performance
Share granted in 2010	0.59~2.00	3.38		—	37,060~41,104
Share granted in 2011	0.23~3.00	3.38		—	36,479~42,634

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2011, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2011 and 2010, and January 1, 2010, the accrued expenses related to share-based payments including share options and share grants amounted to ~~W~~ 19,138 million, ~~W~~ 33,417 million and ~~W~~ 46,572 million, respectively, and the compensation costs from share options and share grants amounting to ~~W~~ 10,585 million were reversed for the year ended December 31, 2011, and compensation costs amounting to ~~W~~ 18,154 million were reversed for the year ended December 31, 2010. There is no intrinsic value of the vested share options (December 31, 2010: ~~W~~ 8,615 million, January 1, 2010: ~~W~~ 17,571 million).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

30. General and administrative expenses

The details of depreciation and amortization for the years periods ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010¹
Depreciation and amortization	~~W~~	295,013	~~W~~	331,260

[1]	The amount of ~~W~~ 12,380 million of profit or loss of discontinued operations as of December 31, 2010, is included.

The details of other general and administrative expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011¹		Dec. 31, 2010¹
Welfare expense	~~W~~	527,079	~~W~~	556,965
Rental expense		237,388		235,351
Tax and dues		107,280		127,044
Communication		51,044		46,591
Electricity and utilities		20,652		20,941
Publication		17,376		21,293
Repairs and maintenance		14,630		15,604
Vehicle		37,132		38,823
Travel		3,073		3,321
Training		22,874		19,506
Service fees		93,209		106,981
Others		347,481		367,107

	~~W~~	1,479,218	~~W~~	1,559,527

¹	The amounts of ~~W~~29,335 million and ~~W~~ 148,125 million of profit or loss of discontinued operations as of December 31, 2011 and 2010, respectively, are included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

31. Tax expense

Income tax expense for the years ended December 31, 2011 and 2010, consists of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Continued operations
Tax payable
Current tax expense	~~W~~	658,268	~~W~~	(25,898)
Adjustments recognized in the period for current tax of prior years		23,553		(172,291)

		681,821		(198,189)

Changes in deferred income tax assets (liabilities)		(130,398)		(143,877)

Income tax expense of overseas branch		18,296		13,513

Income tax recognized directly in equity
Exchange differences on translating foreign operations		—		(396)
Change in value of available-for-sale financial assets		113,804		(25,292)
Changes for available-for-sale due to spin-off		(4,870)		—
Loss on capital reduction		1,796		—

		110,730		(25,688)

Consolidated tax effect		(12,003)		(10,859)

Tax expense(income)	~~W~~	668,446	~~W~~	(365,100)

Discontinued operations
Tax payable
Current tax expense	~~W~~	41,304	~~W~~	238,851

Changes in deferred income tax assets(liabilities)		(2,130)		7,925

Tax expense recognized directly in equity
Gain on valuation of available-for-sale financial assets		—		(923)

Tax expense	~~W~~	39,174	~~W~~	245,853

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2011 and 2010, follows:

(In millions of Korean won)	Proportion (%)	Dec. 31, 2011		Dec. 31, 2010
Continued operations
Net profit before income tax		~~W~~	2,555,746	~~W~~	(1,035,532)

Tax at the applicable tax rate[1]	24.20	~~W~~	618,491	~~W~~	(250,599)
Non-taxable income	(0.52)		(13,173)		(3,273)
Non-deductible expense	0.51		13,023		4,290
Tax credit and tax exemption	(0.07)		(1,899)		(5,967)
Temporary difference for which no deferred tax is recognized	0.09		2,243		61,604
Deferred tax relating to changes in recognition and measurement	—		—		(9,028)
Adjustments recognized in the period for current tax of prior years	0.92		23,553		(172,291)
Tax effect of investments in subsidiaries	—		—		4,590
Income tax expense of overseas branch	0.72		18,296		13,513
Effects from change in tax rate	0.72		18,399		(1,232)
Consolidated tax effect	(0.47)		(12,003)		(10,859)
Others	0.06		1,516		4,152

Tax expense (income)	26.16	~~W~~	668,446	~~W~~	(365,100)

Discontinued operations
Net income before tax		~~W~~	160,453	~~W~~	1,010,203

Tax expense calculated by applied tax rate[1]	24.18	~~W~~	38,803	~~W~~	244,443
Non-deductible expense	0.47		757		3,776
Others	(0.24)		(386)		(2,366)

Tax expense	24.41	~~W~~	39,174	~~W~~	245,853

[1]	Applicable income tax rate for ~~W~~ 200 million and below is 11%, and for over ~~W~~ 200 million is 24.2%, which is composed of corporate tax and local income tax.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Income tax refund receivable prior to offsetting	~~W~~	(207,490)	~~W~~	(299,033)	~~W~~	(167,205)
Tax payables prior to offsetting[1]		708,495		209,807		255,752

Tax payables (receivable) after offsetting		501,005		(89,226)		88,547
Adjustment on consolidated tax payable and others[2]		(12,003)		(10,860)		—
Receivable (Payable)[3]		(480,061)		125,933		—

Current tax payable	~~W~~	8,941	~~W~~	25,847	~~W~~	88,547

[1]

Includes income tax payable of ~~W~~ 8,941 million, ~~W~~ 7,715 million and ~~W~~ 1,464 million from current tax liabilities which are not to be offset against income tax refund receivable, such as overseas branches, as of December 31, 2011 and 2010 and January 1, 2010.

[2]	Tax expense reduced due to introducing consolidated tax return was reclassified as tax benefit.
[3]

The amount of income tax payable(income tax refund receivable) by the Bank is reclassified as accounts payable(accounts receivable), not to the tax authority, but to KB Financial Group Inc. due to the adoption of tax consolidation.

32. Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2011, of ~~W~~ 1,627 per share, amounting to total dividends of ~~W~~ 657,925 million, is to be proposed at the annual general meeting on March 22, 2012. The Bank’s separate financial statements as of December 31, 2011, do not reflect this dividend payable.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

33. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	~~W~~	1,403	~~W~~	2,855	~~W~~	—	~~W~~	—	~~W~~	4,258
Change in value of available-for-sale financial assets		763,598		(46,590)		(488,719)		108,934		337,223
Change in value of held-to-maturity financial assets		16		—		(4)		—		12

	~~W~~	765,017	~~W~~	(43,735)	~~W~~	(488,723)	~~W~~	108,934	~~W~~	341,493

[1]	The amount of ~~W~~ 17,202 million related to the spin-off of credit card business from the Bank is included.

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending[1]
Exchange differences on translating foreign operations	~~W~~	—	~~W~~	1,799	~~W~~	—	~~W~~	(396)	~~W~~	1,403
Change in value of available-for-sale financial assets		659,670		68,510		61,633		(26,215)		763,598
Change in value of held-to-maturity financial assets		21		—		(5)		—		16

	~~W~~	659,691	~~W~~	70,309	~~W~~	61,628	~~W~~	(26,611)	~~W~~	765,017

[1]	The amount of ~~W~~ 17,202 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

34. Trust Accounts

Financial information of the trust accounts the Bank manages as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
(In millions of Korean won)	Total assets		Operating revenues		Total assets		Operating revenues		Total assets
Consolidated	~~W~~	28,505	~~W~~	4,139	~~W~~	29,905	~~W~~	6,037	~~W~~	31,124
Non-consolidated		20,137,524		895,153		16,777,920		831,306		13,737,628

	~~W~~	20,166,029	~~W~~	899,292	~~W~~	16,807,825	~~W~~	837,343	~~W~~	13,768,752

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Bank and the trust accounts for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Revenues
Fees and commissions from trust accounts	~~W~~	149,329	~~W~~	130,839
Commissions from early termination in trust accounts		226		181

		149,555		131,020

Expenses
Interest expenses on due to trust accounts		59,971		32,324

Assets
Accrued trust fees		63,678		54,736

Liabilities
Due to trust accounts		1,919,084		1,835,070
Accrued interest on due to trust accounts		6,217		3,618

		1,925,301		1,838,688

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

As of December 31, 2011 and 2010, and January 1, 2010, the carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return are as follows:

(In millions of Korean won)		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Trust accounts guaranteeing repayment of principal	Old age pension	~~W~~	5,267	~~W~~	6,050	~~W~~	7,271
	Personal pension		1,715,696		1,701,990		1,689,203
	Pension trust		1,183,155		1,032,277		829,359
	Retirement trust		132,823		325,077		408,128
	New personal pension		82,493		82,229		78,572
	New old age pension		12,963		17,445		22,519

			3,132,397		3,165,068		3,035,052

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money trust		28,412		29,799		31,019
	Unspecified monetary trust		93		106		105

			28,505		29,905		31,124

		~~W~~	3,160,902	~~W~~	3,194,973	~~W~~	3,066,176

[1]

The carrying amount of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2011 and 2010, and January 1, 2010, there is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment if principal and fixed rate of return.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

35. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010
Cash	~~W~~	1,838,480	~~W~~	1,593,096	~~W~~	1,566,132
Checks with other banks		981,269		743,270		1,241,481
Due from Bank of Korea		3,942,158		2,972,548		5,734,677
Due from other financial institutions		1,848,590		907,301		294,407

		8,610,497		6,216,215		8,836,697

Restricted due from financial institutions		(3,997,182)		(3,006,907)		(5,781,435)
Due from financial institutions with original maturities over three months		(119,738)		(101,362)		(35,028)

		(4,116,920)		(3,108,269)		(5,816,463)

	~~W~~	4,493,577	~~W~~	3,107,946	~~W~~	3,020,234

[1]	The amount of ~~W~~ 361,806 million related to the spin-off of credit card business from the Bank is included.

Significant non-cash transactions for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Decrease in loans due to the write-offs	~~W~~	1,745,900	~~W~~	2,225,146
Changes in accumulated other comprehensive income due to valuation of investment securities		(426,379)		103,923
Increase in available-for-sale equity investments from debt-equity swap		—		132,938
Decrease in net assets due to spin-off		2,111,951		—

Cash inflow and outflow due to paid from income tax, received (paid) from interest and dividend for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Income tax paid	~~W~~	55,816	~~W~~	231,206
Interest received		12,887,605		13,695,852
Interest paid		6,272,794		6,882,195
Dividends received		61,792		97,695
Dividends paid		46,331		159,905

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

36. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	~~W~~	—	~~W~~	802,715	~~W~~	762,199
Acceptances and guarantees for KB purchasing loan		684,445		19,724		—
Bid bond		402		—		—
Performance bond		649		—		—
Other acceptances and guarantees		849,536		887,885		874,362

		1,535,032		1,710,324		1,636,561

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		411,145		294,153		393,894
Letter of guarantees		57,195		65,966		71,323
Bid bond		41,721		64,462		47,406
Performance bond		437,046		647,318		530,191
Refund guarantees		3,025,855		2,945,179		3,844,148
Other acceptances and guarantees		267,184		295,331		331,690

		4,240,146		4,312,409		5,218,652

Financial guarantees
Acceptances and guarantees for debentures		208		397		890
Acceptances and guarantees for mortgage		57,079		69,901		82,372
Overseas debt guarantees		244,929		239,707		216,424
International financing guarantees in foreign currencies		—		292,470		296,502
Financial guarantees		20,000		—		—

		322,216		602,475		596,188

		6,097,394		6,625,208		7,451,401

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		4,006,986		4,354,686		5,174,219
Refund guarantees		1,672,063		2,089,411		2,678,712

		5,679,049		6,444,097		7,852,931

	~~W~~	11,776,443	~~W~~	13,069,305	~~W~~	15,304,332

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Acceptances and guarantees by counter party as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,505,465	~~W~~	2,947,976	~~W~~	7,453,441	63.29
Small companies		1,498,632		995,501		2,494,133	21.18
Public and others		93,297		1,735,572		1,828,869	15.53

	~~W~~	6,097,394	~~W~~	5,679,049	~~W~~	11,776,443	100.00

	Dec. 31, 2010
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,618,981	~~W~~	2,897,199	~~W~~	7,516,180	57.51
Small companies		1,892,873		1,273,823		3,166,696	24.23
Public and others		113,354		2,273,075		2,386,429	18.26

	~~W~~	6,625,208	~~W~~	6,444,097	~~W~~	13,069,305	100.00

	Jan. 1, 2010
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	5,276,708	~~W~~	3,504,310	~~W~~	8,781,018	57.38
Small companies		2,062,784		1,345,741		3,408,525	22.27
Public and others		111,909		3,002,880		3,114,789	20.35

	~~W~~	7,451,401	~~W~~	7,852,931	~~W~~	15,304,332	100.00

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Acceptances and guarantees by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Public sector	~~W~~	58,129	~~W~~	1,663,052	~~W~~	1,721,181	14.62
Financial institutions		75,048		5,176		80,224	0.68
Service		156,973		39,955		196,928	1.67
Manufacturing		4,176,658		2,880,388		7,057,046	59.92
Others		1,630,586		1,090,478		2,721,064	23.11

	~~W~~	6,097,394	~~W~~	5,679,049	~~W~~	11,776,443	100.00

	Dec. 31, 2010
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Public sector	~~W~~	38,641	~~W~~	2,207,654	~~W~~	2,246,295	17.19
Financial institutions		27,603		2,067		29,670	0.23
Service		301,737		28,279		330,016	2.53
Manufacturing		4,489,584		3,262,843		7,752,427	59.32
Others		1,767,643		943,254		2,710,897	20.73

	~~W~~	6,625,208	~~W~~	6,444,097	~~W~~	13,069,305	100.00

	Jan. 1, 2010
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Public sector	~~W~~	329	~~W~~	2,948,404	~~W~~	2,948,733	19.27
Financial institutions		44,304		72,819		117,123	0.77
Service		271,262		37,721		308,983	2.02
Manufacturing		4,981,682		3,859,433		8,841,115	57.77
Others		2,153,824		934,554		3,088,378	20.17

	~~W~~	7,451,401	~~W~~	7,852,931	~~W~~	15,304,332	100.00

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Commitments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Commitments
Corporate loan commitments	~~W~~	36,942,880	~~W~~	27,655,758	~~W~~	27,052,738
Retail loan commitments		14,632,998		14,149,393		13,268,454
Credit line on credit cards		—		44,779,999		43,614,896
Other acceptance and guarantees in won		1,000,000		—		—
Other acceptance and guarantees in foreign currencies		29,986		29,611		—
Private indirect reinvestment trusts for the stabilization of bond markets		1,037,826		518,913		518,913
UAMCO., Ltd.		89,950		89,950		162,750

		53,733,640		87,223,624		84,617,751

Financial Guarantees
Credit line		471,951		155,162		297,670
Purchase of security investment		151,000		396,050		521,500

		622,951		551,212		819,170

	~~W~~	53,356,591	~~W~~	87,774,836	~~W~~	85,436,921

Other Matters (including litigation)

a) The Bank has filed 74 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~ 689,139 million, and faces 153 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 633,183 million, which arose in the normal course of the business and are still pending as of December 31, 2011.

The Korea Lottery Service Inc. filed lawsuit against the Bank in relation to the commitment fees (a case with the total damages of ~~W~~134,279 million). The lawsuit was decided in a partial favor of the Bank on August 12, 2011. As the government (lottery fund) is substantially responsible for the commitment fees, the Bank expects that the result of the lawsuit would not affect its financial statements.

Meanwhile, the government filed a civil lawsuit against the Korea Lottery Service Inc., an accounting firm and the Bank seeking total damages of ~~W~~320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to an illegal act of the Bank’s employees and other parties. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

In October 2010, the government appealed the case to the Supreme Court of Korea, where it is currently pending. It is uncertain as to whether the Bank will be ultimately liable for the damages in the aforementioned lawsuit. The amount of potential liabilities cannot be estimated as of December 31, 2011.

b) According to shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

c) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed to owe additional corporate tax including local income tax of ~~W~~482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication on August 2007 for repayment of the amount of ~~W~~482,643 million. Of this amount, ~~W~~117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further a portion of the claim amounting to ~~W~~970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ~~W~~364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial.

(d) The Bank and KB Kookmin Card Co., Ltd. are jointly liable for the obligation of the Bank before spin-off.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

37. The Subsidiaries

The details of subsidiaries as of December 31, 2011, are as follows:

Name of subsidiaries	Ownership interests(%)	Location	Industry
Kookmin Bank Int’l Ltd. (London)	100.00	England	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	53.19	Cambodia	Banking and foreign exchange transaction
Principal & interest guaranteed trust[1]	—	Korea	Trust
KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others[1]	—	Korea and others	Asset-backed securitization
KB Evergreen Private Securities 26 and 21 others[1]	100.00	Korea	Private equity fund

[1]	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.

The condensed financial information of major subsidiaries as of December 31, 2011 and 2010, and January 1, 2010, and for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Assets		Liabilities		Equity		Operating revenue		Profit for the period
Kookmin Bank Int’l Ltd. (London) [1]	~~W~~	467,066	~~W~~	399,358	~~W~~	67,708	~~W~~	15,542	~~W~~	2,972
Kookmin Bank Hong Kong Ltd. [2]		565,764		443,016		122,748		20,266		6,312
Kookmin Bank Cambodia PLC.[3]		53,240		35,991		17,249		3,331		739

(In millions of Korean won)	Dec. 31, 2010
	Assets		Liabilities		Equity		Operating revenue		Profit for the period
Kookmin Bank Int’l Ltd. (London) [1]	~~W~~	363,372	~~W~~	298,924	~~W~~	64,448	~~W~~	16,126	~~W~~	2,062
Kookmin Bank Hong Kong Ltd. [2]		538,775		423,534		115,241		22,550		7,390
Kookmin Bank Cambodia PLC. [3]		39,328		23,054		16,274		3,110		(600)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Assets		Liabilities		Equity
Kookmin Bank Int’l Ltd. (London) [1]	~~W~~	465,665	~~W~~	398,725	~~W~~	66,940
Kookmin Bank Hong Kong Ltd. [2]		709,677		604,346		105,331
Kookmin Bank Cambodia PLC. [3]		27,492		13,705		13,787

[1]	Kookmin Bank Int’l Ltd. (London)

Kookmin Bank Int’l Ltd. (London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd. (London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd. (London)’s paid-in capital as of December 31, 2011, is USD 30,392,000.

[2]	Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid-in capital as of December 31, 2011, is USD 20,000,000.

[3]	Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership in Kookmin Bank Cambodia PLC. in May 2009. As of December 31, 2011, Kookmin Bank owns 53.19% through its participation in paid-in capital increase in December 2010. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2011, is USD 16,000,000.

Special Purpose Company specializing in a business of asset-backed securitization

Special Purpose Company operates issuing and redeeming the asset-backed securities by purchasing, managing, investing and selling of the right to the loans (securitization assets) in accordance with Asset-Backed Securitization Act.

Other subsidiaries are private equity funds, and principal and interest guaranteed trust.

Special purpose entities

Subsidiaries are all entities (including special purpose entities) over which the Bank has the power to govern the financial and operating policies generally accompanying a shareholding of one half of the voting rights. However, there are some cases where the Bank may still control some entities, mostly Special Purpose Entities (SPEs), with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Bank consolidates an SPE when, in substance, the Bank controls the SPE as follows:

(a) In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;

(b) In substance, the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

(c) In substance, the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

(d) In substance, the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs are asset securitization specialty company, project financing company, private equity fund, partnership and others and the purpose of business activities of SPEs are the securitization of assets, providing lines of credit, granting loans, investing in equity shares, and managing assets.

Changes in subsidiaries

KB Evergreen Private Securities35 and 35 other private equity funds were newly consolidated during the year ended December 31, 2011. KB 9th Securitization Specialty Co., Ltd. and five others, and PCA Income Private Securities A-5 and 26 other private equity funds were excluded from the consolidation due to their liquidation.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

38. Finance/Operating Lease

38.1 Finance lease

The future minimum lease payments arising as of December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Net Carrying amount of finance lease assets	~~W~~	18,477
Minimum lease payment
Within 1 year		754
1-5 years		637

		1,391

Present value of minimum lease payment
No later than 1 year		697
1-5 years		601

		1,298

Contingent rent		—
Minimum sublease payment		—

38.2 Operating lease

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Minimum lease payment
Within 1 year	~~W~~	98,945
1-5 years		76,448
Over 5 years		1,287

		176,680

Minimum sublease payment		(389)
Lease payment reflected in profit or loss
Minimum lease payment		181,855
Contingent rent		—
Sublease payment		(176)

		181,679

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

39. Related Party Transactions

Significant related party transactions with related parties for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
Parent
KB Financial Group Inc.	~~W~~	—	~~W~~	2,584	~~W~~	—	~~W~~	—	~~W~~	16,889
Subsidiaries
Principal & interest guaranteed trust		—		3,767		—		—		80
Securitization specialty company		—		38,197		796		—		11,965
Private equity fund		—		229		—		—		238
Kookmin Bank Int’l Ltd. (London)		—		3,588		—		—		—
Kookmin Bank Hong Kong Ltd.		—		2,928		—		—		992
Parent’s subsidiaries
KB Investment Co., Ltd.		—		9		4		—		1,508
KB Data System Co., Ltd.		—		216		—		—		31,546
KB Real Estate Trust Co., Ltd.		—		75		—		—		525
KB Life Insurance Co., Ltd.		—		43,156		—		—		9
KB Credit Information Co., Ltd.		—		596		—		—		27,331
KB Asset Management Co., Ltd.		—		356		—		—		2,325
KB Investment and Security Co., Ltd.		—		5,708		—		—		5,648
KB Kookmin Card Co., Ltd.		—		240,112		—		—		14,063
Powernet Technologies Co., Ltd.		—		—		—		—		119
Associates
KB06-1 Venture Investment Partnership		—		—		—		—		65
KB08-1 Venture Investment Partnership		—		—		—		—		179
Korea Credit Bureau Co., Ltd.		—		—		—		—		168
UAMCO., Ltd.		13,455		1,196		(3)		40,879		3
United PF 1st Recovery Private Equity Fund		30,722		—		—		—		—
Associates of Parent’s subsidiaries
KB Global Star Game & Apps SPAC		—		—		—		—		36
Semiland Co., Ltd.		—		17		(3)		—		1
Powerrex corporation Co., Ltd.		—		74		(104)		—		1
Sehwa Electronics		—		21		—		—		19
Serit Platform		—		85		26		—		—
DSplant Co., Ltd.		—		229		—		—		—
Key management		—		335		(1)		—		297
Other
Retirement pension		—		199		—		—		898

	~~W~~	44,177	~~W~~	343,677	~~W~~	715	~~W~~	40,879	~~W~~	114,905

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Interest income and others		Provision (reversal)		Interest expense and others
Parent
KB Financial Group Inc.	~~W~~	2,211	~~W~~	—	~~W~~	26,638
Subsidiaries
Principal & interest guaranteed trust		5,635		—		82
Securitization specialty company		62,106		(1,109)		43,940
Private equity fund		308		—		245
Kookmin Bank Int’l Ltd. (London)		3,564		—		261
Kookmin Bank Hong Kong Ltd.		2,971		—		931
Parent’s subsidiaries
KB Investment Co., Ltd.		48		—		1,529
KB Data System Co., Ltd.		65		—		41,611
KB Real Estate Trust Co., Ltd.		188		—		153
KB Life Insurance Co., Ltd.		40,049		—		3
KB Futures Co., Ltd.		184		(4)		2,723
KB Credit Information Co., Ltd.		433		(14)		38,306
KB Asset Management Co., Ltd.		492		(1)		1,830
KB Investment and Security Co., Ltd.		7,496		35		6,505
Associates
KB06-1 Venture Investment Partnership		—		—		209
KB08-1 Venture Investment Partnership		—		—		147
Korea Credit Bureau Co., Ltd.		3		—		186
UAMCO., Ltd.		1,950		71		95
Associates of Parent’s subsidiaries
KB Global Star Game & Apps SPAC		—		—		10
Semiland Co., Ltd.		25		7		—
Powerrex Corporation Co., Ltd.		32		(5)		1
Sehwa Electronics		37		(3)		17
Serit Platform		60		(24)		5
KT wibro infra Co., Ltd		3		—		55
Joint venture of Parent’s subsidiaries
Burrill-KB Life Science Fund		—		—		1
Key management		10,403		30		534
Other
Retirement pension		107		—		453

	~~W~~	138,370	~~W~~	(1,017)	~~W~~	166,470

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2011 and 2010 and January 1, 2010 are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Receivables		Allowances for loans losses		Payables
Parent
KB Financial Group Inc.	~~W~~	—	~~W~~	—	~~W~~	548,861
Subsidiaries
Principal & interest guaranteed trust		28,148		—		331
Securitization specialty company		1,730,600		9,199		1,597,736
Private equity fund		28		—		3,902
Kookmin Bank Int’l Ltd. (London)		335,614		—		319,962
Kookmin Bank Hong Kong Ltd.		63,827		—		266,573
Kookmin Bank Cambodia PLC.		1		—		7,391
Parent’s subsidiaries
KB Investment Co., Ltd.		—		—		33,849
KB Data System Co., Ltd.		3,104		—		18,130
KB Real Estate Trust Co., Ltd.		—		—		3,100
KB Life Insurance Co., Ltd.		3,209		—		2,057
KB Credit Information Co., Ltd.		—		—		14,625
KB Asset Management Co., Ltd.		63		—		80,851
KB Investment and Security Co., Ltd.		1,556		—		296,323
KB Kookmin Card Co., Ltd.		28,235		—		493,309
Associates
KB06-1 Venture Investment Partnership		—		—		4,009
KB08-1 Venture Investment Partnership		—		—		10,468
Korea Credit Bureau Co., Ltd.		—		—		12,575
UAMCO., Ltd.		38,745		68		146
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd		—		—		58
KB Global Star Game & Apps SPAC		—		—		21,766
Semiland Co.		151		4		114
Powerrex corporation Co., Ltd.		—		—		10
Sehwa Electronics		38		—		649
Serit Platform		768		76		17
DSplant Co., Ltd.		2,307		—		97
Key management		22,321		32		8,666
Other
Retirement pension		—		—		36,516

	~~W~~	2,258,715	~~W~~	9,379	~~W~~	3,782,091

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Receivables		Allowances for loans losses		Payables
Parent
KB Financial Group Inc.	~~W~~	126,168	~~W~~	—	~~W~~	798,265
Subsidiaries
Principal & interest guaranteed trust		29,516		—		369
Securitization specialty company		1,952,755		8,403		1,815,649
Private equity fund		12		—		1,931
Kookmin Bank Int’l Ltd. (London)		244,338		—		228,952
Kookmin Bank Hong Kong Ltd.		85,382		—		218,443
Kookmin Bank Cambodia PLC.		—		—		2,695
Parent’s subsidiaries
KB Investment Co., Ltd.		33		—		55,124
KB Data System Co., Ltd.		1,268		1		16,781
KB Real Estate Trust Co., Ltd.		130		—		2,017
KB Life Insurance Co., Ltd.		2,080		1		9,407
KB Futures Co., Ltd.		1,720		—		1,410
KB Credit Information Co., Ltd.		134		—		17,633
KB Asset Management Co., Ltd.		133		—		58,419
KB Investment and Security Co., Ltd.		105,388		36		127,935
Powernet Technologies Co., Ltd.		—		—		24,395
Associates
KB06-1 Venture Investment Partnership		—		—		10,028
KB08-1 Venture Investment Partnership		—		—		4,777
Korea Credit Bureau Co., Ltd.		—		—		9,725
UAMCO., Ltd.		40,330		71		15
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd.		—		—		75
KB Global Star Game & Apps SPAC		38		—		1,472
Semiland Co., Ltd.		229		7		—
Powerrex Corporation Co., Ltd.		3,288		104		10
Sehwa Electronics		350		—		25
Serit Platform		786		50		9
Key management		154,763		72		14,559
Other
Retirement pension		—		—		7,919

	~~W~~	2,748,841	~~W~~	8,745	~~W~~	3,428,039

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Receivables		Allowances for loans losses		Payables
Parent
KB Financial Group Inc.	~~W~~	179	~~W~~	—	~~W~~	869,692
Subsidiaries
Principal & interest guaranteed rust		30,741		—		114
Securitization specialty company		770,592		9,512		502,597
Kookmin Bank Int’l Ltd. (London)		291,005		—		243,816
Kookmin Bank Hong Kong Ltd.		96,358		—		218,053
Parent’s subsidiaries
KB Investment Co., Ltd.		1		—		70,697
KB Data System Co., Ltd.		1,879		1		12,808
KB Real Estate Trust Co., Ltd.		67		—		840
KB Life Insurance Co., Ltd.		2,204		1		11,400
KB Futures Co., Ltd.		9,579		4		19,884
KB Credit Information Co., Ltd.		130		14		18,627
KB Asset Management Co., Ltd.		49		1		69,490
KB Investment and Security Co., Ltd.		1,158		1		505,100
Associates
KB06-1 Venture Investment Partnership		—		—		10
KB08-1 Venture Investment Partnership		—		—		13
Korea Credit Bureau Co., Ltd.		—		—		4,997
UAMCO., Ltd.		—		—		11,178
Associates of Parent’s subsidiaries
Semiland Co.		1		—		10
Powerrex Corporation Co., Ltd.		150		109		86
Sehwa Electronics		1		3		903
Serit Platform		368		74		593
Key management		194,249		633		111,505
Other
Retirement pension		—		—		8,351

	~~W~~	1,398,711	~~W~~	10,353	~~W~~	2,680,764

In accordance with K-IFRS 1024, the Bank includes parent, subsidiaries, parent’s subsidiaries associates, key management (including family members), and post-employment benefit plans of the Bank in the scope of its related parties. Additionally, the Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Key management includes the directors of the Parent Company and the directors (vice-presidents and above) of the Bank and companies where the directors and their close family members have the power to influence the decision-making process. The Bank recognized receivables amounting to ~~W~~22,321 million, ~~W~~ 154,763 million and ~~W~~ 194,249 million as of December 31, 2011 and 2010, and January 1, 2010, respectively, and related allowances for loan losses amounting to ~~W~~ 32 million, ~~W~~ 72 million and ~~W~~ 633 million as of December 31, 2011 and 2010, and January 1, 2010, from the sale to key management. Of those amounts, receivables amounting to ~~W~~ 16,490 million, ~~W~~ 152,023 million and ~~W~~ 190,760 million, as of December 31, 2011 and 2010, and January 1, 2010, and related allowance for loan loss amounting to ~~W~~ 21 million, ~~W~~ 68 million and ~~W~~ 628 million, respectively, are from companies where key management has the power to influence the decision-making process.

Accrued severance benefit plan is based on the retirement benefit pension plan which the Bank and related parties enrolled. The Bank discloses receivable and payable balances arising from transactions between the Bank and the retirement benefit pension plan assets in the notes to the separate financial statements. The Bank has received deposits of ~~W~~ 36,516 million, ~~W~~ 7,919 million and ~~W~~ 8,351 million as of December 31, 2011 and 2010, and January 1, 2010, respectively, from the retirement benefit pension plan and accounted for the amounts received as deposits under liabilities.

Guarantees to related parties as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Kookmin Bank Cambodia PLC	Other acceptance and guarantees in foreign currencies	29,986	29,611	—
UAMCO., Ltd.	Loan commitment in won	89,077	87,548	—
	Purchase of security investment	89,950	89,950	162,750
KB Kookmin Card Co., Ltd.	Loan commitment in won	530,000	—	—
	Other acceptance and guarantees in won	1,000,000	—	—
KB Investment and Security Co., Ltd.	Loan commitment in won	47,500	15,958	37,704
Sehwa Electronics and others	Loan commitment	2,891	3,940	—
	Other commitment	2,171	2,790	2,566

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of compensation to key management for the year ended December 31, 2011 are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Short-term employee benefits		Post-employment benefit		Share-based payments		Total
Registered directors (executive)	~~W~~	1,839	~~W~~	98	~~W~~	718	~~W~~	2,655
Registered directors (non-executive)		352		—		—		352
Non-registered directors		3,531		198		194		3,923

	~~W~~	5,722	~~W~~	296	~~W~~	912	~~W~~	6,930

The details of compensation to key management for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2010
	Short-term employee benefits		Post-employment benefit		Share-based payments		Total
Registered directors (executive)	~~W~~	2,307	~~W~~	138	~~W~~	(6,602)	~~W~~	(4,157)
Registered directors (non-executive)		369		—		—		369
Non-registered directors		5,740		206		2,166		8,112

	~~W~~	8,416	~~W~~	344	~~W~~	(4,436)	~~W~~	4,324

40. Discontinued Operations

With the approval of the Board of Directors on September 28, 2010, the Bank spun off its credit card business segment into KB Kookmin Card Co., Ltd. on February 28, 2011, for the specialization of credit card business and for the competitiveness in its non-banking operations. And KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc. The shareholder of the Bank will receive 100% of newly issued shares of the credit card company in proportion to its ownership in the Bank as of the spin-off date. The business segments of the Bank, other than credit card operation segment, will continue to exist after the spin-off. The Bank and the newly established credit card company are both responsible for the liabilities that arose from the conditions existing before the spin-off date.

In addition, assets and liabilities that directly or indirectly owned by the credit card company before the spin-off will be transferred to the new company as a separate entity. Particularly, the non-identifiable assets and liabilities subjected to transfer will be decided based on the reasonable basis of the spin-off policy. The properties which were transferred were determined by the list of properties transferred and the spin-off statement of financial position as of February 28, 2011.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Profit from discontinued operations for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Net interest income	~~W~~	136,834	~~W~~	840,583

Net fee and commission income		94,229		588,731

Provision for credit losses		(11,451)		(129,267)

General and administrative expenses
Employee compensation and benefits		(13,382)		(63,887)
Depreciation and amortization expense		—		(12,380)
Other general and administrative expenses		(29,335)		(148,125)

		(42,717)		(224,392)

Other operating profit		(16,463)		(68,059)

Operating profit		160,432		1,007,596
Other non-operating profit		21		2,607

Profit before tax from discontinued operations		160,453		1,010,203
Income tax expense		(39,174)		(245,853)

Profit from discontinued operations	~~W~~	121,279	~~W~~	764,350

Total comprehensive income for the year from discontinued operations	~~W~~	121,279	~~W~~	767,557

Cash flows from discontinued operations for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Cash flows from operating activities	~~W~~	859,687	~~W~~	(262,099)
Cash flows from investing activities		(8,082)		(8,131)
Cash flows from financing activities		(863,940)		301,820

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of assets and liabilities expected to be transferred to KB Kookmin Card Co., Ltd. as of December 31, 2010, due to
spin-off, and actual assets and liabilities transferred on February 28, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Assets
Cash and due from financial institutions	~~W~~	349,471	~~W~~	361,806
Loans		11,654,158		12,087,757
Financial investments		26,712		26,712
Property and equipment		91,151		90,010
Intangible assets		27,836		23,698
Deferred income tax assets		77,938		75,807
Other assets		161,851		152,913

	~~W~~	12,389,117	~~W~~	12,818,703

Liabilities
Debentures	~~W~~	8,730,447	~~W~~	9,373,362
Provisions		161,724		151,648
Other liabilities		1,035,501		729,952

	~~W~~	9,927,672	~~W~~	10,254,962

Accumulated other comprehensive income relating to assets held for sale	~~W~~	17,202	~~W~~	17,202

41. Transition to K-IFRS

The Bank’s separate financial statements as of and for the year ended December 31, 2011, have been prepared in accordance with
K-IFRS which was adopted on January 1, 2011. The Bank’s separate statement of financial position as of January 1, 2010, and December 31, 2010, and its separate statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2010, had been prepared in accordance with K-GAAP. However, K-IFRS 1101, First time adoption of K-IFRS, was implemented and these financial statements have been restated in accordance with K-IFRS and the Bank’s transition date to K-IFRS was January 1, 2010.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

41.1 Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Bank’s separate financial statements are as follows:

41.1.1 First time adoption of K-IFRS

Exemptions from other K-IFRS which the Bank elected in accordance with K-IFRS 1101 are as follows:

•	Business combinations: For business combination transactions, which occurred prior to the transition date, K-IFRS 1103, Business Combinations, is not applied retrospectively.

•

Deemed cost as fair value or revalued amount: The Bank applies the revalued amount reported under K-GAAP as deemed cost for certain tangible assets (land and building). Accordingly, gains on revaluation of tangible assets calculated under K-GAAP are reclassified as retained earnings and there is no effect on the financial statements except for the reclassification.

•	Deemed cost for investments in subsidiaries and associates: The Company applies previous GAAP carrying amount as deemed cost as of the transition date.

•

Recovery and reserved liabilities included in cost of tangible assets: Changes in provisions associated with expected recovery or changes for tangible assets are not retroactively estimated from the time of initial acquisition. Changes in the amount of provisions are estimated only once at the transition date.

•

The Bank applied the derecognition requirements in K-IFRS 1039, Financial Instruments: Recognition and Measurement, prospectively for transfers of financial assets occurring on or after the transition date. Where the Bank had derecognized financial assets before the transition date in accordance with previous K-GAAP, the Bank did not recognize these assets even when the transfers did not meet the derecognition criteria under K-IFRS.

•	Cumulative translation difference: Cumulative translation differences for all foreign operations existing on the transition date are deemed to be zero.

41.1.2 Significant GAAP differences between K-GAAP and K-IFRS

GAAP differences	K-GAAP	K-IFRS
Scope of Consolidation

Determined by Article 1-3 (1) and (2) of External Audit of Stock Companies before amendment

•      Largest shareholder with 30 % or more of voting power in subsidiary

•      Where it can exercise rights in determining significant financial or operational decisions of other companies and the companies are determined to be separate by the Korean Financial Services Commission

The entity classifies the entities with which it is involved as either a general purpose company or a special purpose entity. It then applies the models below to determine if it controls the entity and consolidates it if it does.

•    General purpose company: Parent company model

•    Special purpose entities: Risks and rewards model

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Allowances for loan losses

The calculation of allowances for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

The higher amount estimated using the two methods below is used:

i) allowances for loan losses based on historical loss data

ii) allowances provided in accordance with directed minimum percentage rate in its respective asset quality category as prescribed by the Regulation on Supervision of Banking Business

If there is objective evidence that an impairment loss on loans at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

An entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant.

If an entity determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

Such collective assessment is determined by applying a probability of default of a group of assets and a loss given default by type of recovery method with regard to various factors such as type of collateral, product and borrowers, credit rating, loss emergence period, collecting period amongst others.

Unused commitments/ guarantees	Reserve more than minimum funding rate of asset quality in accordance with rules reflecting a result of asset quality classification and credit conversion factor	The amount recognized as provisions shall be the best estimate of the expenditure required to settle the present obligation at the reporting date. The risks and uncertainties that inevitably surround many events and circumstances shall be taken into account in reaching the best estimate of provisions. Where the effect of the time value of money is material, the amount of provisions shall be the present value of the expenditures expected to be required to settle the obligation. Evaluation models using various risk factors such as CCF(Credit Convert Factor), PD(Probability of Default) and LGD(Loss Given Default) are employed.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Interest income recognized by effective interest method

Interest income is recognized using the effective interest method except for the following which is recognized when cash is received:

i) Interest on loan whose principal or interest is past due at the end of the reporting period, or,

ii) loans with entity at default that have no guarantee from financial institutions and have deposits as collateral which are less than the outstanding amount at the end of the reporting period

Loan origination costs that have future economic benefits and identifiable by transactions are deferred and amortized using effective interest method

Interest income is recognized using the effective interest method. All direct loan origination fees and costs are deferred and recognized through the effective interest method.

Impairment recognition of securities

When there is an objective evidence of impairment, impairment loss shall be recognized.

If, in a subsequent period, the amount of the impairment loss in available-for-sale security at fair value is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss can be reversed.

A significant or prolonged decline in the fair value of an equity security below acquisition cost is also objective evidence of impairment

Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.

Definition of derivative

A derivative is a financial instrument or other contract having all the following characteristics:

a. Needs underlying variables and units specified in contract (or payment rules)

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would have an effect to have a similar response to changes in market prices; and

c. Able to be settled net in cash

A derivative is a financial instrument or other contract having all three of the following characteristics:

a. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c. It is settled at a future date

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Fair Value Adjustments of Financial Instruments

When derivatives are exposed to counterparty credit risk, credit value adjustments are measured in accordance with minimum percentage rate by asset category as prescribed in the Regulation on Supervision of Banking Business

Adjustment of bid or asking price: apply mid-market price

When derivatives are exposed to credit risk, the credit risk of the company and of the counterparty are evaluated according to risk position.

Apply bid or ask price by risk position in the valuation of a financial instrument

Provisions for membership rewards program	The estimated future costs of supplying the awards are recognized as provisions for credit card points.	Credit card points granted to customers as part of a sales transaction are measured at fair value and the recognition of revenue is deferred when they are granted. And they are recognized as revenue when redeemed by customers or expired.

Employee Benefits

Retirement benefits: Benefits are measured based on assumption that all eligible employees and directors, with at least one year of service, were to terminate their employment at the end of the reporting period.

Short-term employee benefit: Compensation for unused annual leave is recognized as expense during the period when payment is made.

Post-employment benefit obligation: It is measured by an actuarial valuation method using the projected unit credit method.

Short-term employee benefit : It is recognized as an expense during the period when services are provided and benefits are earned.

Asset Retirement Obligation	No provisions are recognized for restoration cost of leased property.	The expected restoration costs for structures in leased office that are used for a business purpose are recognized as a liability. This amount is included as an acquisition cost, which shall be depreciated and management’s estimate of the obligation is re-evaluated annually.

Hybrid capital instrument	Hybrid capital instrument is classified as liability by its legal form.	Hybrid capital instrument is classified as equity or liability by the substance of the contract. Therefore, if it has an unconditional right to avoid delivering financial asset such as cash to settle the contractual obligation, it is classified as an equity instrument and presented as a part of equity.

Offsetting	A financial asset and a financial liability from standardized brokerage transaction, can be offset and presented as the net amount in the statement of financial position.	A financial asset and a financial liability shall be offset and presented as the net amount in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Goodwill	Goodwill is amortized over a reasonable period from the beginning of the first annual period in which it arose using straight-line method	Goodwill acquired in a business combination shall not be amortized. An entity shall test goodwill for impairment at least annually.

Deferred income tax

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized.

Determine whether deferred income tax asset or deferred income tax liability shall be recognized by temporary difference between the carrying amount of an investment asset in the statement of financial position of subsidiary and its tax base.

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit will be utilized.

Recognize deferred income tax asset or deferred income tax liability in a way that temporary differences are realized.

Foreign currency translation

•    Foreign currency transaction:

Assets or liabilities denominated in foreign currency for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period, gains or losses arising from this recorded as loss on foreign currency exchange or gains on foreign currency exchange in profit or loss

•    Foreign branches:

Translation of financial statements in a foreign currency to Korean won for a branch of a reporting entity shall be translated at the closing rate at the end of the reporting period

•    Foreign currency transaction:

At each reporting date:

a. Foreign currency monetary items shall be translated using the closing rate.

b. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

c. Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

•    Foreign branches:

If the presentation currency differs from the entity’s functional currency, it shall be translated into a different presentation. currency using the following procedures:

a. Assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period.

b. Equity : historical rate

c. Income and expenses for each income statement shall be translated at average exchange rates.

d. All resulting exchange differences shall be recognized as other comprehensive income and on disposal of the foreign operation, the amount of the exchange differences shall be recognized in profit or loss as a reclassification adjustment when the gains or losses on disposal are recognized.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Derecognition of a financial asset	No applicable priority of requirements to derecognize a financial asset but an entity uses controls, risks and rewards altogether.	When an entity retains substantially all the risks, rewards and controls of ownership of transferred assets, financial assets shall not be derecognized.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

41.2 The impact on the financial information of the Bank as a result of the adoption of K-IFRS

The impact on the Bank’s assets, liabilities, equity, profit and comprehensive income as a result of adopting K-IFRS is as follows:

The details of adjustments to the assets, liabilities, and equity as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity
K-GAAP	~~W~~	256,519,760	~~W~~	237,177,202	~~W~~	19,342,558

Adjustments :
Allowances for loan losses		559,872		—		559,872
Unused commitments/provisions on guarantees		—		(302,203)		302,203
Recognition of interest income using effective interest method		44,088		(24,810)		68,898
Recognition of impairment on securities investment		(17,983)		—		(17,983)
Changes in scope of derivatives		(2,061)		8,836		(10,897)
Adjustment on fair values of financial investments		—		(7,938)		7,938
Credit card points (Customer loyalty programs)		—		22,305		(22,305)
Employee benefits		—		76,860		(76,860)
Asset retirement obligation liabilities		2,295		43,070		(40,775)
Classification of equity/liability		—		(1,000,000)		1,000,000
Others		73,922		147,136		(73,214)
Deferred income tax effect due to adjustments		—		166,834		(166,834)

Total adjustments		660,133		(869,910)		1,530,043

K-IFRS	~~W~~	257,179,893	~~W~~	236,307,292	~~W~~	20,872,601

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity
K-GAAP	~~W~~	254,861,755	~~W~~	235,501,016	~~W~~	19,360,739

Adjustments :
Allowances for loan losses		647,469		—		647,469
Unused commitments/provisions on guarantees		—		(113,626)		113,626
Recognition of interest income using effective interest method		50,998		(6,061)		57,059
Recognition of impairment on securities investment		(8,297)		—		(8,297)
Changes in scope of derivatives		462		(1,545)		2,007
Adjustment on fair values of financial investments		—		(7,628)		7,628
Credit card points (Customer loyalty programs)		—		21,357		(21,357)
Employee benefits		—		65,715		(65,715)
Asset retirement obligation liabilities		3,114		49,139		(46,025)
Classification of equity/liability		—		(1,000,000)		1,000,000
Goodwill		65,288		—		65,288
Equity method investment securities		324		—		324
Other		107,043		164,162		(57,119)
Deferred income tax effect due to adjustments		75,807		219,494		(143,687)

Total adjustments		942,208		(608,993)		1,551,201

K-IFRS	~~W~~	255,803,963	~~W~~	234,892,023	~~W~~	20,911,940

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Profit		Total Comprehensive income
K-GAAP	~~W~~	11,200	~~W~~	112,721

Adjustments :
Allowances for loan losses		87,597		87,597
Unused commitments/provisions on guarantees		(188,577)		(188,577)
Recognition of interest income using effective interest method		(11,839)		(11,839)
Recognition of impairment on securities investment		(591)		(591)
Changes in scope of derivatives		12,904		12,904
Adjustment on fair values of financial investments		(310)		(310)
Credit card points (Customer loyalty programs)		948		948
Employee benefits		11,145		11,145
Asset retirement obligation liabilities		(5,250)		(5,250)
Classification of equity/liability		64,600		64,600
Goodwill		65,288		65,288
Equity method investment securities		7,536		1,397
Other		14,533		24,477
Deferred income tax effect due to adjustments		24,734		24,734

Total adjustments		82,718		86,523

K-IFRS	~~W~~	93,918	~~W~~	199,244

Adjustment summary

The cash flows have been reclassified in accordance with K-IFRS as follows:

•

The cash flows related to deposits, which are the major income sources for financial companies and which cash flows were classified as financial activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•	The cash flows of restricted due from financial institutions, which were classified as investing activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•

The cash flows of derivatives applied with hedge accounting, which were classified as operating activities under K-GAAP, are reclassified in the same manner as the cash flows of the position being hedged.

•

Additionally, the cash flows from acquisition and disposal of equity or debt instruments of other corporations for the purpose other than trading purpose, which were classified as operating activities under K-GAAP, are reclassified as investing activities under K-IFRS.

Except for items mentioned above, there are no other significant differences on the cash flow statements prepared in accordance with K-IFRS and K-GAAP.

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2011. The Bank’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Bank states that “based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2011, in all material respects, in accordance with the IACS standards.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a Bank’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A Bank’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Bank’s IACS as of December 31, 2011, and we did not review management’s assessment of its IACS subsequent to December 31, 2011. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 9, 2011

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (the “Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2011.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2011, in all material respects, in accordance with the IACS standards.

February 15, 2012

Ok-Chan Kim, Internal Accounting Control Officer

Byong-Deok Min, President and Chief Executive Officer